2023

Itaú Unibanco Holding S.A.

Reference form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2023

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (+55 11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2023, 12/31/2022 and 12/31/2021.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	https://www.itau.com.br/relacoes-com-investidores/en/
Last update of this Reference Form	06/03/2024

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 1.12, 4.4, 6.4, 6.5, 7.1, 7.3, 7.8 and 10.5	06/03/2024

Index

1. Activities of the issuer

1.1. Briefly describe the activities carried out by the issuer

Overview

Our company name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly-held company for an indeterminate period of time under Brazil's laws.

We are headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902, São Paulo, SP, Brazil, and our telephone number is +55-11-2794-3547. Our Corporate Taxpayer's Registry (CNPJ/MF) No. 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under Corporate Register (NIRE) No. 35300010230. As set forth in Article 2 of our Bylaws, our corporate purpose is (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of client loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of client loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, marketing materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes.

Our history goes way back to 1924, when the banking division of Casa Moreira Salles started operating in the State of Minas Gerais. It would later become União dos Bancos Brasileiros, widely known as Unibanco.

Two decades later, in 1943 Itaú was founded by Alfredo Egydio de Souza Aranha and originally named Banco Central de Crédito S.A. with its first branch in the city of São Paulo. In their first decades of operation, mergers led to the set-up of Banco Itaú América and the resulting consolidation of the Itaú brand. Since 1973, we have been operating under the name Banco Itaú S.A., currently Itaú Unibanco.

Over the years, we have grown, changed our names at times, gone through mergers and acquisitions, experienced Brazil's economic miracle, hyperinflation, the rise of the middle class and some global crises. We have witnessed Brazil's progress and countless histories of employees and clients who have helped us advance and boosted our growth.

In 2008, we entered into the largest merger ever in Brazil's history. The highlight of this event is mainly due to the sensitive moment we were living in 2008, when the world underwent a severe financial crisis in the international market.

The Itaú Unibanco partnership has meant the joining of complementary mindsets, of two banks with major breakthroughs in the use of technology and leaders in Brazil's financial sector, sharing common histories. This merger has given rise to the largest private financial conglomerate of the Southern hemisphere.

In 2018 we celebrated ten years of the Itaú Unibanco merger, adding a new chapter in our history, which has enabled us to become the largest private bank in Latin America.

Since the set-up of the Itaú Unibanco Group, we have carried out the mergers and acquisitions as follow:

· 2009: Association with Porto Seguro to distribute auto and residential insurance products;

· 2012: Itaú Unibanco takes over control of Redecard by delisting its capital on Bovespa. In the following year, the company is renamed Rede;

· 2013: Acquisition of Credicard, jointly set up by Citibank, Itaú and Unibanco in 1970;

· 2014: Sale of the large risk insurance portfolio to Chubb;

· 2015: Acquisition of a 50% equity interest in ConectCar, with management shared between Itaú Unibanco and Ultra Group (which later sold its interest to Porto Seguro). That same year saw the acquisition of Recovery, an asset recovery company formerly owned by BTG Pactual;

· 2016: Merger of Itaú Chile and CorpBanca, giving rise to Itaú CorpBanca, which thus became the fourth largest bank in Chile;

· 2016: Acquisition of Itaú BMG Consignado;

· 2017: Acquisition of Citibank's retail operations in Brazil;

· 2017: Sale of the group life insurance portfolio to Prudential;

· 2018: Acquisition of a 49.9% equity interest in XP Investimentos, one of Brazil's largest independent investment brokers;

· 2019: Sale of the equity interest held in Cibrasec – Companhia Brasileira de Distribuição to ISEC Securitizadora S.A.;

· 2020: Aimed at accelerating its digital transformation, Itaú purchases Zup, a technology services company. Acquisition of shares in Pravaler S.A., a company that offers student financing, increasing its interest to 47.66% of the company's capital stock;

· 2020: Acquisition of equity interest in Fintech Quanto;

· 2020: Sale of part of the credit card portfolio acquired from Citi to Safra;

· 2021: Sale of equity interest in Itaú Administração Previdenciária Ltda.;

· 2021: Acquisition of Verbank Securities brokerage firm (Paraguay). Acquisition of insurance company Providencia S.A. de Seguros (Paraguay);

· 2022: Acquisition of controlling interest in Avenue Holding Cayman. After this transaction is completed, Itaú will hold 35% of Avenue's capital stock. Two years after closing the first tranche, Itaú will hold a 50.1% equity interest in Avenue. Five years after closing the first tranche, Itaú will be able to purchase the remaining equity interest in Avenue. This transaction is still subject to regulatory approval;

· 2022: Increase in equity interest in Itaú CorpBanca to 55.96% from 65.62%. Transaction already completed. In July 2023, after the completion of the voluntary tender offer for the acquisition of shares, our equity interest increased to 66.69% from 65.62%. In November 2023, our interest increased one more time to 67.42%, by means of the acquisition of shares through stock exchange;

· 2022: Acquisition of 50.1% of total voting capital of Ideal Corretora de Títulos e Valores Mobiliários S.A. After five years, Itaú Unibanco will be able to exercise the right to purchase the remaining share (49.9%) of Ideal's capital stock. This transaction was completed on March 31, 2023;

· 2022: Teamed up with TOTVS S.A. to create a joint venture named TOTVS Techfin S.A. After this transaction is completed, Itaú will hold 50% of the company's total voting capital. The transaction was completed on July 31, 2023, after obtaining all the regulatory approvals applicable;

. 2022: XP Investimentos: On June 7, 2022, we completed the sale of a 1.21% interest equity in XP Inc.'s total capital stock for US$153.7 million. On that same date, we entered into a share purchase and sale agreement with XP Inc. aimed at disposing of an additional 0.19% of the total capital stock of XP Inc., with such sale completed on June 9, 2022. Immediately after such disposals, we were left with an equity interest of approximately 9.96% in XP Inc's total capital stock. During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock.

. 2023: Sale of equity interest in Banco Itaú Argentina and its operating subsidiaries to Banco Macro, for approximately R$253 million. Acquisition of equity interest in Avenue Holding Cayman Ltd.

At last, we aim to move forward a steady pathway, based on the commitment to promoting social transformation. Our history is marked by our valuing of culture, education, sport and urban mobility through programs sponsored by Fundação Itaú para a Educação e Cultura, Instituto Unibanco, and Espaço Itaú de Cinema. Our concern with social issues has greatly increased in the face of the largest health crisis ever brought about by the COVID-19 pandemic. Faced with this challenge, in 2020 we set

up the "Todos pela Saúde" ("All for Health") initiative, backed by the largest philanthropic donation ever made by a private entity in Brazil.

We believe that, as a bank, we should encourage people to grow and companies to move forward. The responsibility we have taken for the development of Brazil is at the core of our activities and is a hallmark of our whole history.

1.2 Briefly describe the main activities carried out by the issuer and its controlled companies

We have as our purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of client loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of client loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, marketing materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes.

We hold equity interests in the capital of national and international financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold equity interests in companies that carry out insurance and capital market-related activities.

1.3 With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information:

a. marketed products and services

Our Business

Operations Overview

We provide a diversified range of banking and nonbanking financial services and products to a diverse client base that includes individuals and corporate clients in three business segments: (i) Retail Business, (ii) Wholesale Business, and (iii) Activities with the Market and Corporations.

The **Retail Business** segment offers services to a diversified client base of individuals, microenterprises and small companies in Brazil. Our offering of products and services in this segment includes personal loans, credit cards, payroll deducted loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among other products and services. The Retail Business segment represents an important funding source for our operations and generates significant financial income and banking fees.

The **Wholesale Business** segment offers services and products to our private banking clients which are individuals with investments over R$5.0 million and is responsible for the activities of our Latin America units, middle-market banking business, asset management, capital market solutions, corporate and investment banking activities carried out by our unit Itaú BBA. Our Wholesale Business management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients' needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering source of funds to the corporate sector, including fixed and variable income instruments.

The **Activities with the Market and Corporations Business** segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This business segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk exposures, arbitrage opportunities in the foreign and Brazilian markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A., which is the third largest Brazilian insurance company in Brazil.

The following table sets forth the breakdown of our net operating revenue for each of our business segments:

	For the year ended December 31,		
	2023	2022	2021
	(In millions of R$)		
Retail Business	96,595	90,509	75,443
Wholesale Business	54,631	49,229	38,228
Activities with the Market and Corporations	5,572	2,983	11,930

For further information on the revenues of each of our business segments, see "Note 30 — Segment Information" to our consolidated financial statements included elsewhere in this annual report.

Moreover, we carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe, and Asia. Our international presence generates synergies in foreign trade finance, placement of Eurobonds and offering of more sophisticated financial transactions to our clients.

Retail Business

The Retail Business division represents a cornerstone of our business, providing a specialized service framework to consumer clients across Brazil. We boast a comprehensive and varied array of products and services designed to meet our clients' diverse needs, encompassing credit products, mortgages, investments, insurance, payment solutions, and a suite of additional banking services.

This division has been a significant contributor to bank's annual revenue, representing 61.6% in 2023, 63.4% in 2022, and 60.1% in 2021.

The Retail Business is divided into two business units: (i) one that encompasses a suite of services tailored for individual clients, and (ii) another that specializes in meeting the diverse needs of small and medium enterprises, or (SMEs). Both offer various banking products that match the needs of each of our clients.

Retail Business for Individual Clients

Based on the customer profile, we have strategically divided our Retail Business for Individual Clients, into three segments, so we can better understand our clients and help them with their financial needs. Those segments are: Itaú, which serves mass clients, Itaú Uniclass, for mass-affluent customers, and Itaú Personnalité, our segment for affluent customers.

Itaú and Itaú Uniclass: banking for low (mass) and medium-(mass-affluent) income individuals

Itaú segment serves individuals with a monthly income of up to R$4,000. Meanwhile, Itaú Uniclass is designed for clients with monthly incomes between R$4,000 and R$15,000. Itaú Uniclass clients enjoy a suite of specialized services, including investment and insurance consults, priority access to tellers, and tailored credit solutions with highercredit lines. They also benefit from the *Minhas Vantagens* relationship program, and the expertise of dedicated relationship managers who hold ANBIMA certification. Furthermore, Itaú Uniclass provides a "digital branch" platform, where relationship managers offer remote assistance through various communication channels (phone, e-mail, SMS, videoconference, chat and even WhatsApp) from 9 a.m. to 6 p.m. on business days, at no additional cost.

In recent years, we have been working on enhancing customer experience and updating the value proposition of our businesses. We believe that, to maintain our competitive edge, we need to boost our "Phygital" approach, which means the capacity to serve our clients as they like, using their preferred channel, and our "Omnichannel" approach, which means a higher level of integration among our channels enabling us to offer better services and products to our clients.

We have used our Phygital and Omnichannel methods to implement "Online to Offline" (or O2O) capabilities, which connect the digital and the physical worlds in both directions, generating leads and sales, and increasing consumer satisfaction.

Our customers have already acknowledged these enhancements, as evidenced by our satisfaction ratings (i.e., Net Promoter Score, or NPS). Itaú Uniclass reached a NPS of 71 points and our Mobile App, which accounts for 29.3% of our revenues in 2023, attained a NPS of 79 points on December 31, 2023.

Itaú Personnalité (banking services and products for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments over R$250,000.

Itaú Personnalité focuses on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 232 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail business network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking.

Itaú Personnalité also provides a "digital bank platform" where relationship managers service clients through telephone, email, SMS, WhatsApp, and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, wire transfers and payments, check account balances and find nearby branches and ATMs using GPS features.

According to the Central Bank, as of December 31, 2023, our Retail Business segment reached a market share of 11.8% based on total outstanding loan balance in reais. As of December 31, 2023, we are ranked the first largest privately-owned bank in this segment in Brazil. Also according to the Central Bank and publicly available information, our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brazil).

Itaú Empresas (Micro and Small Companies)

To meet and fulfill the financial needs of our corporate customers, we provide a broad range of solutions, including cash management, merchant acquirer, credit facilities, investments, foreign exchange services and insurance, as well as financial advice to:

- Micro businesses: customer base consisting of companies with annual revenues of up to R$20 million, served by 3,420 relationship managers in 2,043 bank branches, and 321 enterprise hubs as of December 31, 2023; and
- Small businesses: customer base consisting of companies with annual revenues of up to R$50 million, served by 376 relationship managers in 76 enterprise hubs as of December 31, 2023.

Products and Services

Our main products and services to the Retail Business segment are: (i) credit cards, (ii) payroll deducted loans, (iii) mortgage, (iv) merchant acquisition, (v) private pension plans, (vi) vehicle financing, (vii) insurance, (viii) premium bonds, (ix) consórcios products, (x) microcredit, and (xi) public sector group.

Credit Cards

We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 26.6% in the fourth quarter of 2023, according to ABECS. Revenues from our credit card operations are mostly generated through the interest rate we charge on revolving and financing transactions and also from annual fees and other service fees.

The relationship with our clients is carried out through our proprietary segments and partnerships with major retailers, tech companies and airlines established in Brazil. Our credit card operations are divided into three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships. We offer a range of credit and debit cards to account and non-account holders. Our purpose is to provide the best experience to our customers and customer satisfaction is one of our top priorities. Our credit card division is dedicated to developing the best payment solutions for our clients,

new products and new digital services, while managing profitability and the credit quality of our portfolio.

The credit card industry was negatively affected in 2022 by post-pandemic effects and increased levels of household debt, which led to an increase in customer payment default. In our credit card business, we were able to reduce the impacts by (i) having a customer base with a lower credit risk profile than those of our competitors on average, and (ii) reducing our portfolio risk through greater participation in account holders, who have lower credit risk (on average) and through improved credit limit exposure management.

Account Holder Credit Cards

The Account Holders segment of our credit card operations (which relates to cardholders who have accounts at Itaú) was the focus of our portfolio growth. We grew 13% of the purchase volume in 2023 when compared to 2022 through client journey innovation in our app – which is now simpler and advertises - products and services in an easier way.

Non-Account Holder Credit Cards

In the Non-Account Holders segment, we focused on increasing the participation of higher-income and lower-risk clients in our credit card portfolio.

Airline Cobranded Credit Card

In our airline cobranded cards segment, the purchase volume increased by 37.2% in 2023 when compared to 2022. In this specific portfolio, the purchase volume of our higher-income clients (holders of Platinum, Black and Infinite credit cards) increased by 59% during the same period.

Retail Partnerships Credit Cards

We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar and Assaí.

To add value to the retailers' ecosystem we launched Mastercard Black Pão de Açúcar, a premium credit card, offering cashback to be used in Pão de Açúcar´s point of sales, a Brazilian supermarket chain. We also focused on improving our clients access to financial products and launched payroll deducted loans and Guarantee Fund for Employees, or FGTS ("Fundo de Garantia do Tempo de Serviço"), withdrawals at Assaí's stores a self-service wholesale company.

In our partnership with Magazine Luiza, we focused on increasing the participation of lower-risk clients in our credit card portfolio. For new clients, the average spending increased 13% when compared to 2022 while the payment default decreased by 90 basis points in the same period.

According to the Brazilian Association of Credit Card and Services Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), or ABECS, we are the leaders in terms of transaction purchase volume of cards in Brazil, with a 26.6% market share in December 2023. Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which are Nubank, Banco Inter and Banco Original.

Payroll Deducted Loans

In Brazil, a payroll deducted loan is a specific type of loan entered into by employees who receive wages from private and public companies or pensioners benefiting from the Brazilian social security system, as borrowers, and banks, as lenders. Such loan requires fixed monthly installments to be deducted directly from the borrower's payroll or pension, as the case may be, for the payment of the amount owed to the lender.

There is also a new category of loan based on the FGTS, a pecuniary fund composed of mandatory deposits by the employer in a restricted bank account of the employee. Since 2020, workers can annually withdraw a portion of funds deposited in this account (as opposed to only under special

circumstances, such as unemployment), creating a market for the early withdrawal of the funds. We turned the early withdrawal into a new type of loan, which has nearly zero default rates, advancing employees' receivables and contributing to the diversification of our payroll loan portfolio.

We mainly offer payroll deducted loans in Brazil through two sales channels: (i) our branch network and digital channels, which focus on account holders, and (ii) the network of acquisition partners, which focuses on non-account holders. This strategy enables us to expand our business activities with historically lower credit risk and achieve a competitive position in the offer, distribution, and sale of payroll deducted loans in Brazil. Moreover, it improves the risk profile of our loan portfolio for individual borrowers.

According to the Central Bank, as of December 31, 2023, our market share in terms of payroll deducted loans represented 11.7%, the fourth largest company in this segment in Brazil. Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brazil).

Mortgage Loans

Real estate financing products, such as mortgage loans, allow us to create long-lasting relationships with our clients. As of December 31, 2023, we had R$114,911 million in outstanding real estate loans. Revenue from our mortgage loans operations is mostly generated by origination fees, yield spread premiums, discount points, closing costs, mortgage-backed securities, and loan servicing. This is in line with our strategy to migrate to lower-risk portfolios. We offer mortgage products through the following sales channels: (i) our branch network and digital channels, (ii) construction and development companies, which are authorized to offer our products, (iii) mortgage agencies, and (iv) strategic partnerships with specialized mortgage companies such as CrediPronto, Loft, Quinto Andar, Credimorar, HTD and others. Our real estate financing services are tailored to our clients' needs, and we also provide a specialized mortgage financing advisor to support them during the process. We believe that our process, which may also be carried out online, is expeditious and efficient. We are able to respond to our clients in less than 1.5 hours for mortgages up to R$2.0 million. Moreover, our mortgage simulator is included in the websites of partner real estate development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. In 2023, we entered into 53 thousand mortgage agreements with individuals, in an aggregate amount of R$23 billion during the year. Also in 2023, our mortgage portfolio had an average loan to value or LTV, which is calculated as the loan balance amount divided by the real property appraised value of 42%, compared to 46% in 2022. With respect to commercial loans, which are debt-based funding arrangements between a business and a financial institution such as us, we financed 132 new real estate units during 2023, in an aggregate amount of R$8.1 billion.

According to the Brazilian Association of Real Estate Financing Providers (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or ABECIP, from January 1 to December 31, 2023, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 18.5% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil.

Merchant Acquiring

We, through our subsidiary Redecard Instituição de Pagamento S.A., or Rede, also act in the merchant acquiring business. Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit, and benefit cards. Rede's activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point-of-sale terminals, e-commerce solutions, e-wallet and check verification through points of sale terminals. Revenue from our merchant acquirer operations mostly consists of merchant discount rates charged to merchants based on the value of the transactions processed and costs related to these activities, such as equipment maintenance, processing handling, among others.

In 2023, we processed credit and debit card transactions in the aggregate amount of R$ 858.4 billion, representing an increase of 17.5% compared to 2022.We are one of the leading companies in the Brazilian market in volume of credit and debit cards transacted. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2023, 2022 and 2021:

(In Billions of R$)

Financial Volumes			
	2023	**2022**	**2021**
Credit Card	570.3	477.1	385.5
Debit Card	288.1	253.7	234.5
Total	**858.4**	**730.8**	**620.0**

According to ABECS, in the nine-month period ended December 31, 2023, we were the second largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 23.0%. Our traditional competitors in this business are Cielo and Santander GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintech, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.

Private Pension Plans

We offer private pension plans to our clients for wealth and inheritance planning purposes. These plans are also beneficial to our clients for income tax purposes as these products are tax-deferred. We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans. Revenue from our private pension plans operations is mostly generated by management fees.

Product innovation has been important for the sustainable growth of our private sector pension operations. For instance, we offer specialized advice and develop customized solutions to our corporate clients and establish long-term partnerships with them, as well as a close relationship with their human resources departments. We also adopt an internal communication strategy focused on our employee's financial education.

According to the FENAPREVI, contributions to our private pension plans reached R$27.4 billion in 2023, an increase of R$ 8.1 billion when compared to 2022. Still according to FENAPREVI, as of December 2023, our balance of provisions represented 19.4% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Considering plans of individuals, our market share reached 18.8%, positioning us as the third largest private bank in terms of balance of provisions. Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market.

Vehicle Financing

We offer our customers who are individuals and car dealers' different products through sales channels in vehicle financing. Revenue from our vehicle financing operations is mostly generated by interest rates from consumer credit arrangements.

To strengthen our relationship with car dealers, we developed the Speed Program, which is a loyalty program for car dealership, and Floorplan, which is a line of credit for dealers to purchase new and used vehicles for their inventory.

We provide a 100% digital vehicle financing through Credline, which is a tool that retailers use to submit proposals to Itaú Unibanco, protected by facial biometric assessment and electronic signatures, which enables customers to easily submit paperwork for a vehicle financing and to pay interest on financing agreements in less than one minute in almost 70% of the cases.

The Credline tool allows both our individual and corporate account holders to finance their vehicles in both our physical and digital branches through a simple and fast process that does not require any physical documentation or bureaucracy.

In 2023, our end-to-end digital financing process in the Itaú super app continued to increase its relevance, becoming more representative than Itaú branches at the end of the year. Our vehicle financing platform ended the year more modernized, with emphasis on the implementation of new credit, pricing and fraud prevention engines.

As of December 31, 2023, our individual and corporate vehicle financing portfolio (without taking into account vehicles financed by FINAME, a BNDES program) totaled R$52.6 billion, a 3.4% increase as compared to December 31, 2022. In 2023, our new individual and corporate vehicle financing operations reached R$30.6 billion, a 1.2% increase when compared to 2022. The average vehicle financing term in 2023 was 44.4 months.

Our efficiency index reached the best historical level, reaching 34.8% at year end 2023, as compared to 2022. Our efficiency index is calculated by dividing administrative costs by the sum of bank products, insurance and tax expenses.

Since 2012, we have been reducing our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

According to the Central Bank, as of December 31, 2023, we were the third largest Brazilian bank in the vehicle financing to individuals, representing a market share of 11.5%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco.

Insurance

We, through our subsidiaries Itaú Seguros S.A., Itaú Vida e Previdência S.A., and Itaú Corretora de Seguros S.A. ("Itaú Corretora"), provide a wide range of insurance products, including life and personal accident insurance, property insurance, credit life insurance and travel insurance. In addition, our subsidiary Itauseg Saúde S.A. offered a health insurance plan which is no longer available to our customers. We also have a 30% stake in Porto Seguro S.A, one of the largest insurance companies in Brazil. Revenue from our insurance operations is mostly generated by premiums paid by customers, commissions received for distributing insurance from partner insurers and financial income.

Our insurance products are offered in synergy with the Retail Business and the Wholesale Business segments. These products have important characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our revenues.

We have been improving our insurance products in terms of coverage and assistance. As a result, we sell our insurance products through our own physical and digital distribution channels, and we also act as insurance brokers and provide third-party insurance policies to our clients through a platform where customers have the possibility to contract the insurance that best suits them, either from Itaú Unibanco or from a partner insurance company. Sales of insurance products by value increased by 18% by 2023 compared to 2022.

According to SUSEP, which is the Brazilian insurance regulator, taking into account our 30% equity interest in Porto Seguro S.A., in 2023, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 8.3%, excluding VGBL (an insurance structured as a pension plan). Considering only our recurring insurance activities, our market share reached 11.1% in 2023. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brazil) and Banco do Brazsil which, like us, take advantage of their branch network to gain access to the clients. Despite the high concentration of Brazilian banks in the in-severance market, the growing number of Insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.

Premium Bonds (títulos de capitalização, or capitalization plans)

Premium bonds, or capitalization products, are products that generally require a client to make a one-time deposit or monthly fixed deposits that will be returned at the end of a designated term, with accrued interest. Ownership of premium bonds automatically qualifies a customer to participate in periodic drawings, each time with the opportunity to win a significant cash prize. Revenue from our premium bonds operations is mostly generated by customer deposits less provisions made, and financial income.

We, through our subsidiary Cia. Itaú de Capitalização S.A., currently market our premium bonds products portfolio through our branch network, digital channels, and ATMs. Customer deposits at the end of the term of the security and customer requests increased in 4.1% in 2023 when compared to 2022.

According to SUSEP, as of December 31, 2023, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 10.7%. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market.

***Consórcio* Products**

Consórcio is a collaborative finance product, where a group of individuals or/and legal entities participate in a group, formed with the purpose of allowing the members of the group to, on equal terms, acquire certain assets, such as vehicles, properties, or services through self-financing.

Payments made by group members are applied to a common fund, used by one or more *consórcio* members at a time, to acquire the assets elected by the members when the product was contracted.

Participants receive the assets during the term of the contract through random drawing and bid offers. There are three different types of bids that may be combined: (i) bid offer to be funded with the individual's or the entity's own resources; (ii) bid offer to be partially funded with a letter of credit; and (iii) bid offer to be funded with FGTS funds (only for real estate *consórcio* groups).

Revenues from *consórcio* product operations are mostly generated through management fees, which remains unchanged for each *consorcio* share throughout the term. This fee is charged to manage the resources, ensure financial health of the groups, manage bid offers and the use of credit for acquisition of vehicles, properties, or services. As administrators, Itaú Administradora and Fiat Administradora ensure that every group participating in the *consórcio* will have the right to buy the goods until the end of the group.

As the resources used by a participant in the acquisition of assets are its own, the management of a *consórcio*, carried out by Itaú Administradora and Fiat Administradora does not generate a risk of default or regulatory capital requirements for us.

Focusing on customer success and pursuant to Central Bank Resolution No. 285, issued on January 19, 2023, we improved our digital assistance to extraordinary general meeting and we created a new communication system and features for sales and B2B2C onboarding.

According to the Central Bank, as of December 31, 2023, we had a market share of 6.6% in total *consórcios* services fees. Taking only banks into account, we are the third largest provider of *consórcios* products in Brazil, in terms of fees collected. Our main competitors from the financial services under in the Brazilian *Consórcios* market are Bradesco *Consórcios* and BB *Consórcios*.

Microcredit

We offer a line of credit for individual entrepreneurs and self- employed people who want to expand and leverage their businesses. Credit is granted by specialists, who are constantly in touch with customers

to evaluate their financial situation and understand their needs. Specifically, we target businesses with annual revenue of up to R$360 thousand.

Our customers are able to pay and manage their loan agreements using our mobile app, where they also have access to other financial products such as payments, wires and credit cards.

In 2023, we granted R$1.1 billion of loans, reaching more than 185 thousand customers who benefited from our microcredit line. We are members of the National Guided and Productive Microcredit Program, or PNMPO, a program created by the Brazilian government to support and finance productive activities of entrepreneurs such as beauty services, clothing stores and restaurants.

Public Sector Group

The Public Sector Group mandate entail business development with the Brazilian federal, state and municipal government, as well as selected state-owned companies. It provides a full array of financial services to government related entities, including tax collection product management, from regional offices across Brazil by a team of professionals proficient in the specifics of government banking.

The Public Sector Group's product portfolio includes Payroll Services, Asset Management Products, foreign exchange, Payment Solutions and selected Credit Products to provide a full bank experience to our clientele. As of December 31, 2023, the Public Sector Group was responsible for managing more than 8,000 relationships in Brazil.

Wholesale Business

Our Wholesale Business segment offers a wide range of products and services to middle-market, agribusiness, large and ultra-large companies, which are companies with annual revenues equal or greater than R$50 million through the following divisions: (i) investment banking, through Itaú BBA, (ii) asset management, mostly through Itaú Asset Management, (iii) investment services, (iv) private banking, through Itaú Private Bank, and (v) securities brokerage services through Itaú Corretora.

Our Wholesale Business segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business segment range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions.

Our Wholesale Business segment accounted for 17%, 20%, and 20% of our revenue in the years ended December 31, 2021, 2022 and 2023, respectively. Revenue from our Wholesale Business segment is mostly generated by banking services and bank charges, such as credit financing, cash management, investment banking, FX and Derivatives.

One of the main strategies of our Wholesale Business segment is to improve efficiency in our operations, reducing costs and increasing our revenues. Some of our initiative towards this goal includes: (i) agribusiness segment expansion and (ii) middle market expansion.

Investment Banking

Our investment banking business is carried out by our subsidiary Itaú BBA and assists companies to raise capital through fixed income and equity instruments and provides advisory services in mergers and acquisitions operations. Through a highly qualified team we support most of the largest companies in Brazil, and our Investment Banking team is also present in Latin America and in the Northern Hemisphere, providing support and advisory services to many conglomerates worldwide.

Revenue from our investment banking operations is mostly generated by banking fees on large and complex financial transactions, such as M&A advisory fees, and structuring and distributing fees from debt capital markets, or DCM and equity capital markets, or ECM, deals.

According to Dealogic Ltd., or Dealogic, and ANBIMA, as of December 31, 2023, Itaú BBA was the second largest investment bank in advisory of mergers and acquisitions and equity deals in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in debt capital markets transactions in the Brazilian market. In the investment banking division, Itaú BBA's main

competitors include Santander, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.

Asset Management

We offer asset management services through our subsidiary Itaú Asset Management, which has more than 60 years of experience in investment management, and through Kinea Investimentos LTDA ("Kinea"), an alternative investments management company controlled by us. According to ANBIMA, as of December 31, 2023, Itaú Asset Management had R$878.6 billion in assets under management and recorded an increase of 505 basis points in terms of assets under management in 2023 as compared to 2022. As of December 31, 2023, Itaú Asset Management was the largest non-governmental owned asset manager in Brazil in terms of assets under management, representing a market share of 10.5%, according to ANBIMA, and our main competitors are Banco do Brasil, Bradesco and Santander. Revenue from our asset management operations is mostly generated by administration fees and performance fees of our products.

As of December 31, 2023, Kinea held R$139.5 billion in managed assets, compared to R$73.7 billion held as of December 31, 2022, according to ANBIMA.

Investment Services

In our investment services division, we provide (i) custody and fiduciary services for investment funds, (ii) custody and representation services for non-resident investors, and (iii) corporate solutions where we act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes in the Brazilian market. We also work as guarantor on project financings, and agent on escrow accounts and financing agreements. Revenue from our investment services division is mostly generated by basis points fees on our assets under service and banking fees on corporate solutions.

We provide the technological tools to each service on a daily basis and rely on compliance and contingency procedures to ensure a safe and reliable service to our clients, so they can direct the focus on their business management. Nevertheless, we continue to improve our technological platform and tools regarding securities services and investing in new solutions for our clients.

Our primary clients in our investment services division are pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers, representing over 1,000 corporate groups, that reached R$3.9 trillion of assets under service as of December 31, 2023.

According to ANBIMA, as of December 31, 2023, Itaú Unibanco (including Intrag Distribuidora de Titulos e Valores Mobiliários Ltda., or Intrag, which offers investment services to third party asset management firms) was the second largest player in the Brazilian fiduciary services business in term of total assets under administration with R$1.5 trillion, representing a market share of 17.6% and our main competitors are BB Asset Management, BTG Pactual and Caixa Econômica Federal. The same source also indicates that, as of December 31, 2023, we were the second largest player in the custody market in terms of total assets under custody with R$ 1.9 trillion, representing a market share of 17.6% and our main competitors are Bradesco and Banco do Brasil. As of December 31, 2023, we were the leader in the corporate solutions business, acting as agent and register provider to 218 companies listed on B3, which represents 58.6% of companies listed on that stock exchange and our main competitors are Bradesco and BTG Pactual. Moreover, we were the second largest transfer agent, with 543 debentures offerings in the Brazilian market, representing 29.7% of the debentures market in Brazil and our main competitors are Bradesco and Oliveira Trust.

Itaú Private Bank

Itaú Private Bank offers customized banking, investment and wealth management services and products to high-net-worth individuals and companies. With a full global wealth management platform, we are one of leaders in the private bank market in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisors and product experts, provides comprehensive financial services to clients, understanding and addressing

their needs from our eight offices in Brazil and in our international offices located in the United States of America, Portugal, Switzerland, and the Bahamas. Revenue from our private banking operations is mostly generated by fund management fees, pension funds, performance fees, exchange operations and brokerage.

In addition to the complete portfolio of products and services that Itaú Private Bank offers, our clients also have access to a wide-open platform from third party providers with alternative products.

As of December 31, 2023, we achieved a market share of 29.5% of private banking operations in Brazil, according to ANBIMA, an increase of 0.7% compared to December 31, 2022. Our main competitors are Bradesco, Santander and BTG Pactual, for Brazilian market, and UBS Securities LLC, JP Morgan and Citibank, for offshore market.

Itaú Corretora (Securities Brokerage)

Itaú Corretora de Valores S.A, or Itaú Corretora has been providing securities brokerage services since 1965. We provide retail brokerage services in Brazil to over 457 thousand clients with positions in the equity and fixed income markets, accounting for R$150.4 billion in trading volume in 2023. The brokerage services are also provided to international clients through our broker-dealer in New York.

According to DATAWISE, a system affiliated with the B3, we were the fourth provider of retail brokerage services in terms of by equity trading volume in 2023. Our main competitors in this division are XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.

International Operations

Through our internationalization strategy, we seek to understand different markets, business, products and services and to identify opportunities to integrate our units and to expand our operations to new countries. It is our aim to achieve, the same management quality and level of results we have in Brazil, in the other countries where we operate.

The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2023:

Countries	Branches & CSBs	ATMs	Employees
Chile	163	145	4.653
Colombia (1)	63	107	2.178
Paraguay	36	308	1.192
Uruguay (2)	23	67	1.242

(1) Includes employees in Panamá.

(2) Does not include the 31 OCA S.A., our credit card operator in Uruguay, points of services.

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Chile, Paraguay and Uruguay. In these countries, we operate in the retail, small and middle-market companies, corporate and treasury segments, with commercial banking as our main focus. As a result of the merger between Banco Itaú Chile and CorpBanca, which reinforced our presence in Colombia and Panama, we expanded our operations in

the region even further. In Mexico, we are present through an office dedicated to equity research activities. In August 2023, we announced the sale of all our shares held in Banco Itaú Argentina S.A. Nonetheless, we continue to serve Argentine corporate clients and individuals in the wealth and private banking through our foreign units.

As of December 31, 2023 we had a network of 285 branches, including 16 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 67 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2023, we also had 31 points of service through OCA S.A., our credit card operator in Uruguay. For further information on our distribution network in Latin America, see "Distribution Channels".

Banco Itaú Argentina

We have operated in Argentina since 1979, where we began focused on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

On November 3, 2023, we sold all of our shares held in Banco Itaú Argentina S.A. and its subsidiaries to Macro. After the completion of this transaction, we continue to serve our Argentine corporate clients, both local and regional, and individuals in the wealth and private banking segments through our foreign units.

Banco Itaú Chile (formerly named Itaú CorpBanca)

In April 2016, we closed the merger of Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity: Itaú CorpBanca ("Itaú CorpBanca", known as Banco Itaú Chile). On the same date, we entered into the Shareholders' Agreement of Itaú CorpBanca, which entitled us to appoint, together with the Corp Group Banking S.A, the former controlling stockholder of CorpBanca and the majority of the members of Itaú CorpBanca's board of directors. In 2021, we increased our equity stake to 56.60%, pursuant to the exercise of put options by Corp Group, as set out in Itaú CorpBanca's Shareholder's Agreement, and the exercise of our subscription rights, arising from Itaú CorpBanca's capital increase.

On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 55.96% from 65.62% in Banco Itaú Chile's total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponded to up to 34.38% of Banco Itaú Chile's total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023 ("Settlement Date"), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. With the settlement of the tender offers, we held 66.69% of Banco Itaú Chile's total capital stock, that later increased to 67.42% after additional acquisitions made on November, 2023.

Banco Itaú Chile (formerly named Itaú CorpBanca) provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services through the New York branch. It operates in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itaú CorpBanca

New York branch and the Colombia segment also includes the operations carried out by Itaú S.A. (Panama).

Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium term strategy but to customers' needs: (1) Wholesale Business: (a) Corporate, b) Large companies and c) Real Estate); (2) Retail Business (a) Itaú Personal Bank, b) Itaú, c) Itaú Private Bank, d) Midsize Companies, e) SMEs and f) Banco Condell, a Consumer Finance Division); and (3) Treasury. Itaú Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

According to the Comisión para el Mercado Financeiro, or CMF, as of December 31, 2023, our market share was 14.1% based on our total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only). Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 under the brand "Interbanco," which was changed to Itaú Paraguay in 2010 after the merger between Itaú and Unibanco.

Banco Itaú Paraguay offers a wide variety of products and financial solutions to serve the needs of different customers segments such as small and middle market companies, agribusiness, large companies, institutions, and individuals. The high-performance levels of Banco Itaú Paraguay within the Paraguayan financial system are supported by the strong position held by the bank, leading several commercial segments with what we believe to be a robust generating capacity and a solid emphasis on risk management. All these factors allow the company to achieve high levels of performance and returns. In 2019 Banco Itaú Paraguay opened its first digital branch enhancing its presence in Paraguay's financial market and supporting our business growth strategy. In recent years we set up three new enterprises in Paraguay, namely Itaú Invest, Itaú Asset Management and Itaú Insurances. In 2023 we also acquired Pont S. A., which enabled us to launch of two new products in Paraguay (i) a device and app named Pik ("PIK"), which enables the acceptance of payments with all credit or debit cards from all banks and financial institutions, allows for the opening of a bank account and will eventually accept QR code and wallet payments, and (ii) a marketplace named "Tienda Naranja". Notwithstanding the fact that these companies are independent from Banco Itaú Paraguay, we offer support to them through our different operational structures and teams.

According to the Central Bank of Paraguay, as of December 31, 2023, we were the second largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 13.8%. Our main competitors in Paraguay are Banco Continental, Sudameris and GNB Paraguay.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, according to data from the Central Bank of Uruguay) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

Our retail business is focused on individuals and small companies. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale business division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services.

In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay's financial market.

In 2022, Itaú Unibanco further advanced in the Uruguayan market by acquiring (i) 56% of Resonance Uruguay, a merchant acquirer as part of our expansion in the payments solutions industry; (ii) 30% of Grupo Prex and Grupo Paigo, fintechs that are leaders in the market to improve the expansion in the digital bank market; and (iii) 100% of AFISA, a Uruguayan Asset Management company.

According to the Central Bank of Uruguay, as of December 31, 2023, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguay pesos, representing a market share of 27.7%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.

Itaú BBA International

Our banking activities carried out under the corporate structure of Itaú BBA International are mainly focused on two business lines:

- Corporate and Investment Banking: through Itaú BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid, Spain, and Paris, France, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America.
- Private Banking: under the corporate structure of Itaú BBA International, we manage private banking activities in Miami, United States, and Zurich, Switzerland, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.

Other International Operations

We have other international operations in the United States, Cayman Islands, and the Bahamas, which have the following objectives:

- Support our clients in cross-border financial transactions and services, providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. Our international units offer a variety of financial products through their branches.
- Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas, and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Distribution Channels

We provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking services. Those products are distributed through two main channels: traditional and digital channels.

The traditional channels are composed of physical branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones.

Our network of 3,066 branches as of December 31, 2023, which includes physical and digital branches, distributes all of products and services in Brazil.

We also have our own ATMs and additional 24,169 machines via partnership with Technologia Bancaria S.A., or Tecban, (as of December 31, 2023), which are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 460 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Brazil	3,066	3,188	3,244	627	657	656	16,898	18,423	20,006
Abroad	272	362	399	18	29	36	627	993	1,068
Argentina	-	64	65	-	10	13	-	155	175
Chile	163	179	188	-	-	-	145	359	402
Colombia	60	69	93	3	5	11	107	103	121
Paraguay	27	28	29	9	9	8	308	308	308
Uruguay	17	17	19	6	5	4	67	68	62
Other	5	5	5	-	-	-	-	-	-
Total in Brazil and abroad	**3,338**	**3,550**	**3,643**	**645**	**686**	**692**	**17,525**	**19,416**	**21,074**

Digital Channels (internet and mobile banking)

Digital channels remain pivotal in Itaú's ongoing transformation and digitalization efforts. In 2023, digital channels facilitated the opening of 2.9 million accounts, accounting for 52% of all new accounts. We witnessed growth in both the number of customers using these platforms and their engagement, with over 25.6 million customers accessing our services digitally with more than 386 million times monthly.

Digitization has markedly permeated daily transactions, with 98% of all transfers and payments at Itaú conducted digitally.

We continue to enhance the user experience by reinforcing our design principles, leveraging data analytics, and advancing our modernization initiatives. These efforts have resulted in a significant 17 point increase in our customer satisfaction index (likert). Additionally, in 2023, we enhanced our customers' ability to choose their preferred interaction channels—be it digital or in-person. This improvement is evidenced by the 71 NPS points scored by our app in December 2023.

Moreover, our average time to implement changes aimed at improving digital channels was 3.2 days in 2023, allowing us to introduce better functionalities and deliver enhanced services to our customers. All these enhancements adhered to stringent quality standards.

Our Brand and Marketing Channels

In 2023, as we reached 99 years, we strengthened our purpose to encourage the transformative power of people. In this context, and to kick off our centennial celebrations, we underwent a rebranding of our masterbrand to pave the way for the next 100 years. We adopted orange as our primary color, rounded our shape, and adjusted the typography. We changed our logo to a warmer, more approachable, and friendlier design. We made these changes during a period of significant cultural and business transformation, aligned with the new chapter of our brand.

Three other important transformations for our brand also took place in 2023. In the first semester, Itaú Personnalité established itself in a new position in the market and changed to a new look, which was supported by significant changes to the service model, becoming more exclusive and customized to meet the needs of the high-income customers. In the second half of 2023, Itaú Uniclass strengthened its communication with customers to become a financial institution that encourages clients to pursue

their goals, which reinforced our role in the medium-income segment. Finally, in the last weeks of 2023, we launched the new positioning of Itaú BBA to expand our brand's flexibility and reinforce our position in the wholesale segment, acting as a versatile financial institution that extends beyond investment banking, addressing the commercial needs of companies.

In 2023, we were ranked the most valuable brand in South America, according to the international brand consultancy Brand Finance´s list of the 100 most valuable brands in Latin America, published in the Brand Finance - Latin America 500 2023 report.

b. revenues by segment and their share in the issuer's net revenues

Activities

Our segment information is based on reports used by senior management to assess the financial performance of our segments and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital by using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, by using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for investments abroad; and (v) IFRS adjustments. The table below presents our revenues per segment for the years ended December 31, 2023, 2022 and 2021.

(In R$ million)

	Year ended December 31		
	2023	2022	2021
Retail Banking	**96.595**	**90.509**	**75.443**
Financial margin	59.099	54.881	43.042
Revenues from banking services	28.016	26.787	25.169
Income from insurance, private pension and capitalization operations before claim and selling expenses	9.480	8.841	7.232
Wholesale Banking	**54.631**	**49.229**	**38.228**
Financial margin	39.980	34.701	24.005
Revenues from banking services	14.274	14.143	13.817
Income from insurance, private pension and capitalization operations before claim and selling expenses	377	385	406
Activities with the Market and Corporation	**5.572**	**2.983**	**11.930**
Financial margin	5.019	2.979	11.099
Revenues from banking services	309	177	884
Income from insurance, private pension and capitalization operations before claim and selling expenses	244	(173)	(53)
IFRS adjustments	**1.827**	**442**	**773**
Total (1)	**154.971**	**142.279**	**126.374**
Financial margin	97.712	87.023	75.209
Revenues from banking services	45.731	44.566	42.324
Capitalization operations before claim and selling expenses	6.613	5.407	5.354
Other revenues	4.915	5.283	3.487

(1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of incarne and expenses between related parties.

Revenues from Operations in Brazil and Abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2023, 2022 and 2021. The following information is presented in IFRS as issued by IASB, after eliminations on consolidation.

Revenues from operations in Brazil and abroad	For the Year Ended December 31, 2023	2022[3]	2021[3]	Variation 2023-2022		2022-2021	
	(In millions of R$, except percentages)						
Income related to financial operations [1,2]	**255,962**	**203,770**	**144,514**	**52,192**	**25.6%**	**59,256**	**41.0%**
Brazil	221,534	173,746	117,094	47,788	27.5%	56,652	48.4%
Abroad	34,428	30,024	27,420	4,404	14.7%	2,604	9.5%
Commissions and Banking Fees	**45,731**	**44,566**	**42,324**	**1,165**	**2.6%**	**2,242**	**5.3%**
Brazil	41,147	40,062	37,744	1,085	2.7%	2,318	6.1%
Abroad	4,584	4,504	4,580	80	1.8%	(76)	(1.7)%
Income from insurance and private pension operations before claim and selling expenses before claim and selling expenses	**6,613**	**5,407**	**5,354**	**1,206**	**22.3%**	**53**	**1.0%**
Brazil	6,613	5,407	5,332	1,206	22.3%	75	1.4%
Abroad	-	-	22	-	-	22	(100.0)%

1) Includes interest and similar income, income of financial assets and liabilities at fair value through profit or loss, foreign exchange results, and exchange variation on transactions abroad.

2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.

3) The 2023-2022 financial statements are prepared in accordance with IFRS17 and 2021 in accordance with IFRS4.

c. income or loss arising from the segment and its share in the issuer's net income

The following is a summary of the results of our operating segments, where the total may not represent the sum of the parts because inter-segment transactions have been eliminated only in the consolidated.

In Millions of R$

01/01 to 12/31/2023	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**96,595**	**54,631**	**5,572**	**156,798**	**(1,827)**	**154,971**
Interest margin	59,099	39,980	5,019	104,098	(6,386)	97,712
Commissions and Banking Fees	28,016	14,274	309	42,599	3,132	45,731
Income from insurance and private pension operations before claim and selling expenses	9,480	377	244	10,101	(3,488)	6,613
Other revenues	-	-	-	-	4,915	4,915
Cost of Credit	**(32,139)**	**(4,803)**	**-**	**(36,942)**	**6,497**	**(30,445)**
Claims	**(1,487)**	**(22)**	**-**	**(1,509)**	**1,509**	**-**
Operating margin	**62,969**	**49,806**	**5,572**	**118,347**	**6,179**	**124,526**
Other operating income / (expenses)	**(45,560)**	**(20,373)**	**(1,864)**	**(67,797)**	**(17,029)**	**(84,826)**
Non-interest expenses	(39,085)	(17,722)	(1,360)	(58,167)	(17,592)	(75,759)
Tax expenses for ISS, PIS and COFINS and Other	(6,475)	(2,651)	(504)	(9,630)	(357)	(9,987)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	920	920
Income before income tax and social contribution	**17,409**	**29,433**	**3,708**	**50,550**	**(10,850)**	**39,700**
Income tax and social contribution	(4,232)	(9,022)	(935)	(14,189)	8,366	(5,823)
Non-controlling interests	(78)	(655)	(10)	(743)	(29)	(772)
Net income	**13,099**	**19,756**	**2,763**	**35,618**	**(2,513)**	**33,105**

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

In Millions of R$

01/01 to 12/31/2022	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [1]
Operating revenues	**90,509**	**49,229**	**2,983**	**142,721**	**(442)**	**142,279**
Interest margin	54,881	34,701	2,979	92,561	(5,538)	87,023
Commissions and Banking Fees	26,787	14,143	177	41,107	3,459	44,566
Income from insurance and private pension operations before claim and selling expenses	8,841	385	(173)	9,053	(3,646)	5,407
Other revenues	-	-	-	-	5,283	5,283
Cost of Credit	**(29,908)**	**(2,392)**	**-**	**(32,300)**	**4,563**	**(27,737)**
Claims	**(1,538)**	**(11)**	**-**	**(1,549)**	**1,549**	**-**
Operating margin	**59,063**	**46,826**	**2,983**	**108,872**	**5,670**	**114,542**
Other operating income / (expenses)	**(43,512)**	**(19,482)**	**(374)**	**(63,368)**	**(14,480)**	**(77,848)**
Non-interest expenses	(37,302)	(17,019)	(312)	(54,633)	(14,297)	(68,930)
Tax expenses for ISS, PIS and COFINS and Other	(6,210)	(2,463)	(62)	(8,735)	(855)	(9,590)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	672	672
Income before income tax and social contribution	**15,551**	**27,344**	**2,609**	**45,504**	**(8,810)**	**36,694**
Income tax and social contribution	(4,594)	(9,076)	(14)	(13,684)	7,232	(6,452)
Non-controlling interests	45	(825)	(254)	(1,034)	(1)	(1,035)
Net income	**11,002**	**17,443**	**2,341**	**30,786**	**(1,579)**	**29,207**

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

In Millions of R$

	01/01 to 12/31/2021					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated[1]
Operating revenues	**75,443**	**38,228**	**11,930**	**125,601**	**773**	**126,374**
Interest margin	43,042	24,005	11,099	78,146	(2,937)	75,209
Commissions and Banking Fees	25,169	13,817	884	39,870	2,454	42,324
Income from insurance and private pension operations before claim and selling expenses	7,232	406	(53)	7,585	(2,231)	5,354
Other revenues	-	-	-	-	3,487	3,487
Cost of Credit	**(18,278)**	**(1,956)**	-	**(20,234)**	**7,455**	(12,779)
Claims	**(1,591)**	**(9)**	-	**(1,600)**	-	(1,600)
Operating margin	**55,574**	**36,263**	**11,930**	**103,767**	**8,228**	111,995
Other operating income / (expenses)	**(40,116)**	**(17,743)**	**(1,055)**	**(58,914)**	**(10,850)**	**(69,764)**
Non-interest expenses	(35,031)	(15,699)	(478)	(51,208)	(11,341)	(62,549)
Tax expenses for ISS, PIS and COFINS and Other	(5,085)	(2,044)	(577)	(7,706)	(673)	(8,379)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,164	1,164
Income before income tax and social contribution	**15,458**	**18,520**	**10,875**	**44,853**	**(2,622)**	**42,231**
Income tax and social contribution	(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interests	(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income	**9,535**	**11,130**	**6,214**	**26,879**	**(119)**	**26,760**

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

1.4 With respect to the products and services that correspond to the operating segments disclosed in item 1.3, describe:

a. the characteristics of the production process

None.

b. the characteristics of the distribution process

None.

c. the characteristics of the markets in which it operates, in particular:

i. share in each of the markets

Title	Product/Service	Market Position	Additional Information and Main Competitors	Source
Itaú Personnalité (banking services and products for high-income individuals)	Retail Banking (including Itaú Personnalité)	As of December 31, 2023, our Retail Business segment reached a market share of 11.8% based on total outstanding loan balance in reais. As of December 31, 2023, we are ranked the first largest privately-owned bank in this segment in Brazil.	Our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil).	Itaú Unibanco Holding and Banco Central.
Credit Cards	Credit Cards	We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 26.6% in december of 2023.	Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors	Itaú Unibanco Holding and ABECS.

			has entered this market, among which are Nubank, Banco Inter and Banco Original.	
Payroll Deducted Loans	Payroll Deducted Loans	As of December 31, 2023, our market share in terms of payroll deducted loans represented 11.7%, the fourth largest company in this segment in Brazil.	Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil).	Itaú Unibanco Holding and Banco Central.
Mortgage Loans	Financing and mortgage lending	From January 1 to December 31, 2023, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 18.5% market share.	Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil.	Itaú Unibanco Holding and ABECIP (Associação Brasileira das Entidades de Crédito) Imobiliário e Poupança).
Merchant Acquiring	Merchant Acquiring	In the nine-month period ended December 31, 2023, we were the second largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 23.0%.	Our traditional competitors in this business are Cielo and Santander GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintech, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.	Itaú Unibanco Holding and ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços).
Private Pension Plans	Private Pension Plans	As of December 2023, our balance of provisions represented 19.4% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Considering plans of individuals, our market share reached 18.8%, positioning us as the third largest private bank in terms of balance of provisions.	Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market.	FENAPREVI (Saldo de provisões – Planos de Previdência para Pessoas Físicas e Jurídicas).
Vehicles	Vehicles	As of December 31, 2023, we were the third largest Brazilian bank in the vehicle financing to individuals, representing a market share of 11.5%.	Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco.	Itaú Unibanco Holding and Banco Central.

Insurance	Insurance	Taking into account our 30% equity interest in Porto Seguro S.A., in 2023, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 8.3%, excluding VGBL (an insurance structured as a pension plan). Considering only our recurring insurance activities, our market share reached 11.1% in 2023	Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the clients.	SUSEP.
Premium Bonds (títulos de capitalização, or capitalization plans)	Capitalization	As of December 31, 2023, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 10.7%	Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market.	SUSEP.
Consórcio Products	Revenues from consortium services	As of December 31, 2023, we had a market share of 6.6% in total *consórcios* services fees. Taking only banks into account, we are the third largest provider of *consórcios* products in Brazil, in terms of fees collected.	Our main competitors from the financial services under in the Brazilian *Consórcios* market are Bradesco *Consórcios* a nd BB *Consórcios*.	Banco Central.
Investment Banking	Investment Banking	As of December 31, 2023, Itaú BBA was the second largest investment bank in advisory of mergers and acquisitions and equity deals in Brazil, based on based on the Volume (U$D). Itaú BBA ranked first in origination and in distribution in debt capital markets transactions in the Brazilian market.	In the investment banking division, Itaú BBA's main competitors include Santander, UBS, Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.	Dealogic Ltd. (Dealogic) and ANBIMA
Asset Management	Asset Management	As of December 31, 2023, Itaú Asset Management was the largest non-	Our main competitors are Banco do Brasil, Bradesco and Santander. The	ANBIMA.

		governmental owned asset manager in Brazil in terms of assets under management, representing a market share of 10.5%.	revenue from operations management operations is generated mainly by management fees and performance fees our products.	
Investment Services	Local Custody	As of December 31, 2023, Itaú Unibanco (including Intrag Distribuidora de Titulos e Valores Mobiliarios Ltda., or Intrag, which offers investment services to third party asset management firms) was the second largest player in the Brazilian fiduciary services business in term of total assets under administration with R$ 1.5 trillion, representing a market share of 17.6%	Our main competitors are BB Asset Management, BTG Pactual and Caixa Econômica Federal.	Itaú Unibanco Holding, ANBIMA and B3.
	International Custody	As of December 31, 2023, we were the second largest player in the custody market in terms of total assets under custody with R$ 1.9 trillion, representing a market share of 17.6%. As of December 31, 2023, we were the leader in the corporate solutions business, acting as agent and register provider to 218 companies listed on B3, which represents 58.6% of companies listed on that stock Exchange. Moreover, we were the second largest transfer agent, with 543 debentures offerings in the Brazilian market, representing 29.7% of the debentures market in Brazil.	Our main competitors are Bradesco and Banco do Brasil in international custody. Our main competitors are Bradesco and BTG in corporate solutions. Our main competitors are Bradesco and Oliveira Trust in transfer agents.	Itaú Unibanco Holding, ANBIMA and B3.
Itaú Corretora (Securities Brokerage)	Retail Brokerage Services	We were the fourth provider of retail brokerage services in terms of by equity trading volume in 2023.	Our main competitors in this division are XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de	DATAWISE, a system provided by B3.

			Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.	
Banco Itaú Chile (formerly named Itaú CorpBanca)	Total credit portfolio (includes only private banks)	As of December 31, 2023, our market share was 14.1% based on our total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only).	Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.	Comissão do Mercado Financeiro do Chile (CMF).
Banco Itaú Paraguay	Total credit portfolio (includes only private banks)	As of December 31, 2023, we were the second largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 13.8%	Our main competitors in Paraguay are Banco Continental, Sudameris and GNB Paraguay.	Central Bank of Paraguay.
Banco Itaú Uruguay	Total credit portfolio (includes only private banks)	As of December 31, 2023, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguay pesos, representing a market share of 27.7%	Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.	Central Bank of Uruguay.

ii. state of competition in the markets

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of September 30, 2023, there were 136 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,383 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of September 30, 2023, these three banks accounted for 35.1% of the Brazilian banking sector's total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of September 30,

2023, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 31.3% of the banking system's total assets.

The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

(In billions of R$)

Position	Banks of total assets (1)	Control Type	2023 (4)	% of Total
1st	ITAÚ	privately-owned	2,446.1	16.3
2nd	BB (2)	state-owned	2,227.2	14.9
3rd	CAIXA ECONÔMICA FEDERAL	state-owned	1,740.5	11.6
4th	BRADESCO	privately-owned	1,614.8	10.8
5th	SANTANDER	privately-owned	1,188.5	7.9
6th	BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL	state-owned	707.7	4.7
7th	BTG PACTUAL	privately-owned	510.8	3.4
8th	SAFRA	privately-owned	257.1	1.7
9th	CITIBANK	privately-owned	185.5	1.2
10th	BANCO COOPERATIVO SICREDI S.A.	privately-owned	173.5	1.2
n.a.	Others	n.a	3,909.4	262.0
	Total (3)		**14,961.1**	**335.7**

(1) Based on Banking Services, except insurance and pension funds.
(2) Includes the consolidation of 50.0% of the Banco Votorantim S.A. based on Banco do Barsil's shareholding stake and excludes these 50.0% of National Financial System.
(3) Excludes Payments Institutions.
(4) Source: Central Bank (September 30, 2023). Lastest information available from Central Bank.

In general, technology-driven competitors act in specific business lines such as credit cards (e.g Nubank), investment services (e.g XP Investimentos, BTG Pactual), acquiring services (e.g MercadoPago), banking services (e.g BTG Pactual), among others. Although many of our non-traditional competitors are still in the early stages of development, in order to become more resilient, they have gradually increased the number of products and services offered.

The awareness that even companies outside of the financial industry could develop advanced technologies to provide financial services, keeps larger institutions in a state of constant alert to disrupt businesses. As technology advances rapidly and clients' preferences and expectations change, boosted by innovations introduced by the new competition, traditional competitors are also changing and redesigning their products, distribution, and communication channels.

d. possible seasonality

Our business is not significantly affected by seasonality.

e. main inputs and raw materials, stating:

i. description of relationships with suppliers, including whether they are subject to government control or regulation, indicating bodies and applicable legislation

The procurement of goods and services in our supply chain is carried out in a centralized way by the Procurement department, with the involvement of the procuring and legal and other back-office departments. However, there are categories where commercial and contractual negotiation stages are assigned to their technical managers. Other procurement stages are carried out in a centralized way by the Procurement department, ensuring the administrative assessment of suppliers and that signed contracts are registered in the management system.

We have a structured supplier assessment process aimed at mitigating risks in the supply chain. This process starts with the supplier accessing the website www.itau.com.br/fornecedores to register in the institutional system where the Code of Ethics, Supplier Relationship Code, Sustainability Policy and Minimum Information Security Requirements are published for awareness and acknowledgment purposes. After registering in our system, the supplier goes under an administrative approval process, consisting of an analysis of the supplier's adherence to environmental and social responsibility practices, as well as compliance with business obligations and compliance with fiscal, tax and labor legislations.

This process is based on three pillars of risk analysis and includes a specific view based on the risks of the category of the products or services supplied.

Reputational/Regulatory: analysis of the image risks and compliance with current legislation;

Financial: analysis of risks associated with the supplier's financial health; and

Labor: analysis of risks associated with the supplier's compliance with labor obligations.

In addition to this administrative assessment, in accordance with established internal criteria, suppliers go under a technical approval stage aimed at reviewing the supplier technical information and its products and services, identifying whether its offers are in line with the institution's needs and requirements. For suppliers that support the bank's critical operations, the procurement of products and services is assessed and addressed separately.

Suppliers will be eligible to take part in procurement processes if first approved in the aforementioned analyses.

After being engaged, the relationship with suppliers must be efficient, ethical and respectful over the term of the contract. For this purpose, Itaú Unibanco has its business relations formalized in accordance with internal procedures and legal requirements. While the contract is in force, the parties must comply with and ensure adherence to contractual clauses, performance and quality of the services engaged.

Approved suppliers are periodically monitored for the same risks reviewed in the approval process so that we can check the initial condition assessed. In the event we identify any material facts at any time, such supplier may be barred from new contracts and ultimately have their contracts terminated.

As a member of the National Financial System, our operations are regulated and follow the guidelines issued by regulation, self-regulation and inspection bodies, such as the Central Bank of Brazil (BACEN), National Monetary Council (CMN), Brazilian Securities and Exchange Commission (CVM), Superintendency of Private Insurance (SUSEP), and the Ministry of Labor.

ii - any dependence on a few suppliers

The search for suppliers to the Bank should be an ongoing and regular activity, seeking to strengthen the supplier base, ensure competition, better prices and opportunities, and overcome critical supply issues. The persons in charge of procuring or contracting out services in the Bank should always encourage free competition and carry out procurement processes involving at least two suppliers, whenever possible. Possible dependence may arise as a result of a supplier providing services on an exclusive basis.

iii - any volatility in the prices of suppliers

Price volatility related to supplier agreements is affected by macroeconomic parameters such as interest and foreign exchange rates, equities, commodities, and indexes (e.g., inflation).

1.5. Identify whether there are clients responsible for more than 10% of the issuer's net revenues, stating:

a. total amount of revenues arising from the client

No clients account for more than 10% of the Issuer's revenue.

b. operating segments affected by the revenue arising from the client

The table below shows the concentration of loan and lease operations:

	(In R$ million)	
	December 31,	
By concentration	2023	2022
Largest debtor	5,378	5,916
10 largest debtors	34,637	33,265
20 largest debtors	54,100	50,714
50 largest debtors	87,446	85,427
100 largest debtors	121,866	118,015

1.6 Describe the material effects of state regulation on the Issuer's activities, specifically commenting on:

a. the need for government authorization for the performance of activities and the history of the Issuer's relationship with the public authorities in obtaining such permits

To exercise its activities, the Issuer depends on prior authorization from the Central Bank.

Founded on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the Board of Trade of the State of São Paulo (JUCESP) under No. 20,683 on May 22, 1944, the Issuer was authorized to operate as a financial institution on July 24, 1944. However, its history goes back to the history of Itaú and Unibanco. On September 27, 1924 the banking section of Casa Moreira Salles started operating, which later became Banco Moreira Salles. The institution, which would become the protagonist of a continuous process of mergers and acquisitions, in 1975 adopted the name Unibanco. In the Itaú group, the origins date back to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, today Itaú Unibanco S.A.

In relation to the capital market, the Issuer's shares were admitted for trading on B3 - Brasil, Bolsa, Balcão ("B3") in March 2003 to replace the shares of the institution that is now Itaú Unibanco S.A., which were admitted for trading on B3 (then the Official Stock Exchange of São Paulo) on October 20, 1944.

Supervision and Regulation

We are subject to regulation by, and supervision of, several entities. We have branches and subsidiaries in Brazil and in several other jurisdictions, such as the Bahamas, the Cayman Islands, Colombia, Chile, Uruguay, Paraguay, Panama, the United States, the United Kingdom, Portugal and Switzerland.

The Central Bank supervises Brazilian financial institutions, their foreign branches, subsidiaries and corporate properties. In each jurisdiction in which we operate, we are subject to supervision by local authorities and, frequently, governmental approvals from local central banks and monetary authorities in foreign jurisdictions are needed before commencing business.

Brazilian Financial System Regulatory Framework

We summarize below the key rules and regulations issued by the CMN, the Central Bank and other regulators, including those based on the Basel Committee and other international standards and guidelines, and that have been consistently applied to Brazilian financial institutions and other institutions authorized to operate by the Central Bank throughout the years. We believe these rules and regulations are the base of the Brazilian financial system regulatory framework. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which are not incorporated by reference into this annual report.

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, or the Banking Law. The Banking Law sets forth monetary, banking and credit policies and created the CMN.

Main Banking Regulatory Entities in Brazil

CMN (Conselho Monetário Nacional)

The CMN, the highest authority of the Brazilian financial system, is the regulatory agency responsible for establishing currency and credit policies to assure stability and social and economic development. Its main purpose is to disclose the general rules for the operation of the entire financial system. The CMN also oversees the activities of the Central Bank and the CVM.

Central Bank

The Central Bank is an autonomous authority responsible for implementing the policies of the CMN as they relate to monetary policy and exchange control matters, regulating and supervising Brazilian financial institutions of the public and private sectors, controlling and monitoring the flow of foreign currency to and from Brazil and overseeing the Brazilian financial markets.

The Central Bank supervises financial institutions by:

- setting minimum capital requirements, compulsory deposit requirements and operational limits;
- authorizing corporate documents, capital increases, acquisition or increases of interest in companies and the establishment or transfer of principal places of business;
- authorizing the establishment of subsidiaries, representative offices or branches, in Brazil or abroad;
- authorizing changes in shareholder control of financial institutions;
- requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and
- requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

The president and the officers of the Central Bank are appointed by the president of Brazil (with the Brazilian Senate's approval of their names) for fixed mandates of four years, which only partially overlap with the mandate of the president of Brazil and its ministers. The resignation of the Central Bank's president and officers only occurs in justified cases and upon approval by an absolute majority of the Brazilian Senate.

In addition, the Central Bank is considered an independent government agency of a special nature (autarquia de natureza especial), characterized by the absence of any ties to a ministry, guardianship or hierarchical subordination, with technical, operational, administrative and financial autonomy.

CVM (Comissão de Valores Mobiliários)

The CVM is the authority responsible for overseeing, standardizing, regulating and developing the Brazilian securities market in accordance with the general regulatory framework determined by the CMN. The CVM also regulates companies whose securities are traded on the Brazilian securities markets, as well as investment funds, investors, financial agents, such as custodians of instruments and securities, asset managers, independent auditors, consultants, as well as instruments and securities analysts. The CVM is linked to the ministry of finance of Brazil (Ministério da Fazenda).

Self-Regulatory Entities

The Brazilian financial and capital markets are also subject to self-regulation by certain entities, divided by field of activity. These self-regulatory entities include, among others, market associations such as the ANBIMA, the ABECS, the FEBRABAN, the Brazilian Association of Publicly Held Companies (Associação Brasileira das Companhias de Capital Aberto), or ABRASCA, and the B3.

Main Insurance, Health and Pension Plan Regulatory Entities in Brazil

CNSP (Conselho Nacional de Seguros Privados)

The Brazilian National Council of Private Insurance (Conselho Nacional de Seguros Privados), or CNSP, is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible

mainly for establishing the guidelines and directives for private insurance, premium bond, capitalization and reinsurance companies, and open private pension entities

SUSEP (Superintendência de Seguros Privados)

The Superintendence of Private Insurance (Superintendência de Seguros Privados), or SUSEP, is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible for regulating and supervising the insurance, open private pension funds, capitalization and reinsurance markets in Brazil and their participants.

ANS (Agência Nacional de Saúde Suplementar)

The National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar), or ANS, is an authority linked to the ministry of health of Brazil (Ministério da Saúde) responsible for regulating and supervising the health insurance market in Brazil and its participants.

Principal Limitations and Obligations of Brazilian Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, the limitations and obligations concern the offering of credit, the concentration of risk, investments, operational procedures, loans and other transactions in foreign currency, and the management of third-party funds and microcredit. Under the Banking Law, financial institutions may not:

- operate in Brazil without the prior approval of the Central Bank;
- hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Central Bank, unless (i) the equity interest is held through the investment banking unit of a universal bank or through an investment bank, (ii) the equity is from a company located in Brazil and is accounted for on a temporary nature, or (iii) the equity represents minority shares in financial organizations and institutions abroad exclusively held for purposes of accessing export financing instruments and foreign exchange. In any case, subsidiaries' activities should be complementary or related to the financial institution's own main activities;
- own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank;
- grant credit transactions to certain related individuals and legal entities;
- hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of its adjusted regulatory capital.
- grant loans or advances, and guarantees, including derivative transactions, underwrite or hold in their investment portfolio, securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank.

In addition, pursuant to the Banking Law, financial institutions are required, among others, to:

- deposit a portion of the deposits received from clients with the Central Bank (compulsory reserve requirements).
- maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank.
- if a domestic systemically important financial institution, prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios. For further information on our recovery plan, see our Investor Relations website, section "Results and Reports / Regulatory Reports / Pillar 3 / Risk and Capital Management – Pillar 3," which is not incorporated by reference into this annual report; and
- create, regarding financial guarantees, specific accounting procedures for the assessment and registration of passive provisions.

Capital Adequacy and Leverage

The Central Bank supervises the Brazilian banking system in accordance with the guidelines and other applicable regulations issued by the Basel Committee on Banking Supervision, or Basel Committee. For this purpose, banks provide the Central Bank with the information it deems useful in performing its supervisory functions, which includes supervising changes in solvency and capital adequacy of banks.

The main principle that guides the directives set forth by the Basel Committee is that a bank's own resources must cover its main risks, including credit risk, market risk and operational risk.

Brazilian financial institutions are subject to capital measurement and standards based on a risk-weighted asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted by the Basel Committee on the Basel III Framework.

Basel III Framework

The Basel III Framework, issued on December 16, 2010 and fully implemented by January 1, 2019, increased the minimum capital requirements, requiring banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition, Basel III requires a "capital conservation buffer" of 2.5% and each national regulator is given discretion to institute a "countercyclical buffer" if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduced a new leverage ratio, defined as Tier 1 Capital divided by the bank's total risk weighted exposure.

Furthermore, Basel III implemented a liquidity coverage ratio, or LCR, which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a net stable funding ratio, or NSFR, which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks' assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period.

Additional requirements apply to additional common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks and to global systemically important banks, or G-SIBIs. The assessment of which financial institutions are G-SIBIs is based on indicators that reflect size, interconnectedness, substitutability/financial infrastructure, cross-jurisdictional activity, and complexity. No Brazilian bank was included in the latest list of G-SIBIs issued on November 27, 2023 by the Financial Stability Board.

The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIBIs framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

Implementation of Basel III in Brazil

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,955/2021 and No. 4,958/2021. Brazilian banks' minimum total capital ratio is calculated as the sum of two components: regulatory capital (*patrimônio de referência*); and additional core capital (*adicional de capital principal*), both aligned to the guidelines of the Basel III framework.

Brazilian banks' regulatory capital is comprised of tier 1 capital and tier 2 capital. Tier 1 capital is divided into two elements: common equity tier 1 capital (common equity capital and profit reserves after adjustments, or *capital principal*) and additional tier 1 capital (subordinated debt and equity instruments authorized by the Central Bank, or *capital complementar*).

In order to qualify as additional tier 1 capital or tier 2 capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including

a requirement that such instruments be automatically written off or converted into equity upon a "trigger event". A "trigger event" is the earlier of: (i) common equity tier 1 capital being less than 5.125% of the risk-weighted assets for additional tier 1 capital instruments and 4.5% for tier 2 capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (*Regime de Administração Especial Temporária*, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (*letras financeiras*) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market.

The additional core capital requirement is subdivided into three elements: the capital conservation buffer (*adicional de conservação de capital principal*), the countercyclical capital buffer (*adicional contracíclico de capital principal*) and the additional principal capital of systemic importance (*adicional de capital principal sistêmico*). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The additional principal capital of systemic importance seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the additional core capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; (iii) pay the instrument's interest and (iv) repurchase its own shares and effect reductions in its share capital. We are considered a domestic systemically important financial institution, hence having to fulfill the 1% additional core capital for additional principal capital of systemic importance (*adicional de capital principal sistêmico*).

Also, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis.

The following table sets forth the minimum capital ratios and liquidity coverage ratio requirements under Basel III implemented by the Central Bank, as applicable to us as of December 31, 2023. The figures presented below refer to the percentage of our risk-weighted assets:

Basel III Requirements	2023
Common Equity Tier I	4.5%
Tier I	6.0%
Total Capital	**8.0%**
Additional Capital Buffers (ACP)	**3.5%**
conservation	2.5%
countercyclical[1]	0%
systemic	1.0%
Common Equity Tier I + ACP	**8.0%**
Total Capital + ACP	**11.5%**
Prudential adjustments deductions	**100%**

1) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef), and currently is set to zero (BACEN Communication No. 40,938/23). Should the requirement increase, the new percentage takes effect twelve months after the announcement.

Limit to be observed	2023
Liquidity Coverage Ratio (LCR)	**100%**

Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios (*razão de alavancagem*) or LR on a quarterly basis. In November 2017, the CMN established the minimum limit for the net stable funding ratio (*índice de liquidez de longo prazo)*, or NSFR and the LR to be

observed by certain Brazilian financial institutions, including those classified as segment 1 pursuant to CMN regulation, such as us.

According to CMN regulations, financial institutions and groups are classified in segments and authorized to operate for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. Out of the five possible segments, we are classified as segment 1 (S1), which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, regardless of the size of the institution.

The NSFR corresponds to the ratio between the available stable funds (*recursos estáveis disponíveis*), or ASF, and the required stable funds (*recursos estáveis requeridos*), or RSF, of the financial institution. The minimum limit for the NSFR for segment 1 financial institutions, such as us, is 100%. The LR consists of the ratio between the sum of the common equity tier 1 capital and the additional tier 1 capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The LR rule determines the threshold of 3% as the minimum requirement for the LR for segment 1 financial institutions.

CMN regulation also defines the entities that compose the regulatory conglomerate (*conglomerado prudencial*) of Brazilian financial institutions and establishes certain financial statement requirements that apply to them.

Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of their transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called "Pillar 3" of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

Pillar 3 Report

Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. On March 23, 2023, the Central Bank issued Resolution No. 306, altering several prudential rules. Among other changes, two new topic sections were included in the Pillar 3 report: (i) the comparison between the risk weighted asset, or RWA, amounts calculated through the standard approach and through the internal ratings based, or IRB, approaches, and (ii) the disclosure of information related to assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect.

We are required to publish this report on a consolidated basis covering the following topics:

- prudential indicators and risk management;
- comparison between accounting and prudential information;
- capital composition;
- macroprudential indicators;
- leverage ratio (RA);
- liquidity indicators;
- credit risk;
- counterparty credit risk (CCR);
- securitization exposures;
- market risk;
- risk of interest rate fluctuation in instruments classified in the banking book (IRRBB);
- remuneration of administrators;
- comparison between RWA calculated in the standardized approach and in the internal models approach;

- linked assets (assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect); and
- operational risks.

The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed.

Risk Weighted Asset Calculation

The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset, or RWA, to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation, with updated rules available at "www.bcb.gov.br/estabilidadefinanceira/regulacao_prudencial_normas," which is not incorporated by reference into this annual report.

Consolidated Enterprise Level (conglomerado prudencial)

CMN regulation defines the entities that, together, compose the regulatory conglomerate (conglomerado prudencial) of Brazilian financial institutions, such as us. It requires the preparation and monthly filing of consolidated financial statements for the regulatory conglomerate pursuant to certain parameters. Such financial statements should also be audited by external auditors on a semiannual basis. Since January 1, 2015, minimum capital and ratio requirements apply to regulatory conglomerates.

On March 11, 2022, the Central Bank published a set of rules aimed at improving the prudential rules applicable to payment services which, in general terms, extend to prudential conglomerates led by payment institutions the prudential requirements already applicable to conglomerates led by financial institutions. These new prudential regulations are being implemented gradually, starting from July 2023.

Asset Composition and Exposure Requirements

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50% of their adjusted net equity, calculated in accordance with the criteria established by the Central Bank.

In addition, we are legally prevented from granting loans or advances and guarantees, including derivative transactions, and from underwriting or holding in our investment portfolio securities of (i) any clients or group of affiliated clients that, in the aggregate, exceed the threshold of 25% of our tier 1 regulatory capital, and (ii) any concentrated individual clients or group of connected clients that, in the aggregate, exceed the threshold of 600% of our tier 1 regulatory capital (a concentrated individual client means, for the purpose of the rule, any one client to which exposure is equal to or higher than 10% of our tier 1 regulatory capital).

Banks must identify possible related counterparties, considering their economic interdependence in all cases where the sum of all exposures to one specific counterparty exceeds 5% of the eligible capital base. Two or more counterparties have an economic interdependence relationship whenever one is likely to be impacted financially if the other faces financial difficulties. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the aforementioned requirements.

Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution's regulatory capital, as adjusted in accordance with Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to 30 times its regulatory capital. Within that limit, repurchase transactions involving private securities may not exceed five times the regulatory capital.

On October 5, 2023, the Central Bank issued Resolution No. 346, which establishes specific prudential treatment for financial institutions' exposure to receivables from public entities (*precatórios*) by recognizing the different risks involved in each stage of the legal proceeding that recognizes the receivables as due and payable, as well as the difference between *precatórios* and *pre-precatório* payments against the Federal Government and those owed by states, the Federal District and municipalities. The resolution incorporates prior regulation that defines the procedures for calculating the portion of RWA, relating to credit risk exposures subject to the calculation of the capital requirement using a standard approach (RWA_{CPAD}), and entered into effect on January 2, 2024.

Regulation of Branches and Subsidiaries

The authorization to establish a branch abroad and/or to acquire and/or increase equity participation in companies incorporated in Brazil or abroad is regulated by CMN Resolution No. 5,043 of November 25, 2022 (which revoked the CMN Resolution No. 2,723).

These rules determine, among other standards, a prior authorization issued by the Central Bank for a Brazilian financial institution, such as us, (i) to be able to participate or increase its participation, directly or indirectly and in any amount, in the share capital of any financial or non-financial company in Brazil or abroad, and (ii) to establish a branch or representative office abroad, with the institution being required to comply with capital, activities and operating limits. Additionally, in order to allocate or to increase fund allocation in branches or representative offices established abroad, Brazilian financial institutions are required to communicate their intention to the Central Bank 90 days prior to the execution of the transaction.

The submission of a filling in order to seek for such prior approvals must comply with other regulatory requirements, such as the ones determined by the Central Bank Normative Ruling No. 342, of January 2, 2023, and Central Bank Circular No. 2,981, of April 28, 2000.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and to make provisions according to the level attributed to each such transaction. The credit classification is based on the financial condition of the client, the terms and conditions of the transaction, and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	-	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1) Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification.

Under IFRS as issued by the IASB, the allowance for loan losses is based on our internally developed expected loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty, or PD, by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2 - Significant Accounting Policies - d) Summary of main accounting practices - IV.II – Classification and Subsequent Measurement of Financial Assets and Note 32 - Risk and Capital Management of our consolidated financial statements. The risk levels are categorized as:

- Lower risk: PD lower or equal than 4.44%
- Satisfactory: PD from 4.44% up to 25.95%
- Higher risk: PD higher than 25.95%
- Credit-Impaired: loans classified in Stage 3

Bank Insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and Central Bank regulations, and the Central Bank initiates and monitors all applicable administrative proceedings. There are three types of special regimens that may be imposed to either privately held financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions:

i. Temporary special administration regime or RAET: a less severe special regime with limited duration which allows financial institutions to continue to operate – the whole management loses its office and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt measures aimed at the resumption of the financial institution's regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

ii. Intervention: a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution's management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the institution's financial condition, which can expose assets to risk and harm the financial institution's creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

iii. Extrajudicial liquidation: a process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution's activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.

In the course of the special regimens described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are covered by the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

Payment of Creditors in Extrajudicial Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation, except for specific credits legally considered out of the liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment

of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation.

Law No. 14,112 replicates, with some adjustments, the provisions of the UNICTRAL Model Law on Cross-Border Insolvency. It sets out rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings.

Bank Secrecy

Brazilian financial institutions must maintain the secrecy of banking operations and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

- the disclosure of information with the express consent of the interested parties;
- the exchange of information between financial institutions for record purposes;
- the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
- the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities;
- the disclosure of some information established by law to tax authorities; and
- the disclosure of information in compliance with a judicial order.

The Central Bank and the CVM are also allowed to exchange information with foreign governmental authorities for the purposes of exchanging information related to bank secrecy investigations, provided that a specific treaty has previously been executed.

The governments of Brazil and the United States executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax, or the 2007 Agreement. Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

Changes to Risk Management Requirements

On June 29, 2023, the CMN issued Resolution No. 5,089, which amends prior regulation and introduces changes to risk management requirements applicable to financial institutions, such as us. Previously, country and transfer risks were included in the definition of credit risk. Pursuant to the new rule, they will now be considered autonomous risks. Under the new rule, country risk is defined as the possibility of losses associated or incurred due to events related to foreign jurisdictions, which includes sovereign risk, in the case of exposure to the central government of a foreign jurisdiction; and indirect country risk, in case of an event related to a foreign jurisdiction other than the one where the counterparty or the issuer of the risk mitigating instrument is located, associated with the exposure assumed by the applicable financial conglomerate, when the counterparty or the issuer may be significantly impacted by the respective event.

Transfer risk is now defined as the possibility of occurrence of obstacles in the currency conversion of the funds required for the settlement of obligations towards the financial conglomerate if these funds are held in a jurisdiction other than that where the respective settlement will take place.

The amendments introduced by Resolution No. 5,089 entered into effect on January 1, 2024.

Proceedings for Administrative Sanctions in the Brazilian National Financial System, the SPB and Capital Markets

Legal violations under Brazilian banking, payments and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506, dated November 13, 2017, as supplemented by Central Bank Resolution No. 131/21 and CVM Resolution No. 45/21, provides for the administrative sanctioning procedures within the competence of the Central Bank and CVM and significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the SPB and of the consortium system. Some of the key aspects of Law No. 13,506 are: (i) the caps of the fines provisioned by the Central Bank and CVM are capped at R$2 billion (or 0.5% of revenues from services and financial products in the year preceding the violation, whichever is higher) and R$50 million, respectively; (ii) new types of violations that are subject to penalties were added; (iii) the maximum penalty with respect to disqualification was increased to a period of twenty years; (iv) the Central Bank may enter into cease-and-desist commitments; and (v) the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

Leasing Regulation

Leasing transactions are transactions in which a "lessor" (the bank), delivers an asset is owns to a "lessee" (the client), to be used by the lessee until the end of the contract, when the lessee may opt to either acquire it or return it to the lessor or renew the contract for a new period. Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees them. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies.

Insurance Regulation

With governmental approval, insurance companies in Brazil may offer all types of insurance (except for workers' compensation insurance) directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. Investments made under these reserves must be balanced and meet specified liquidity, solvency and security criteria outlined in CNSP Resolution No. 432/21. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS (for health insurance companies). If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil.

Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory bodies (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

Asset Management Regulation

The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration.

We provide several capital markets services and, in particular, we perform activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities.

The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.

Compensation of Directors and Officers of Financial Institutions

According to CMN rules, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus) in order to minimize the loss incurred by the financial institutions and their stockholders, except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Group, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the Malus even in these cases.

Our compensation policy, applicable to directors and officers in Brazil (constituting a major part of the management population of the Itaú Unibanco Group), complies with CMN's regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

Regulation of Independent Auditors of Financial Institutions

In accordance with CMN regulations, the financial statements and information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC (or, in the case of publicly held companies, by entities indicated by the CVM); and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such financial institution for the following three consecutive fiscal years.

In addition to the audit report, the independent auditor must prepare the other reports required by CMN regulation, such as (i) an internal control system quality and adequacy evaluation report; (ii) a legal and regulatory provisions non-compliance report; and (iii) other reports required by the Central Bank and CVM. These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available for consultation by the Central Bank for at least five years.

Independent auditors and the audit committee, individually or jointly, must formally notify the Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including: (i) non-compliance with legal rules and regulations that place the continuity of the audited entity at risk; (ii) frauds; and (iii) errors that result in in material impacts in the financial statements of the audited entity.

The executive officer of the financial institution must inform the independent auditor and the audit committee, if any of the above situations occur. Moreover, such situations must also be reported by the audit committee to the board of directors.

CVM regulations provide that the independent auditor must notify the CVM, in writing, of certain material irregularities (which encompasses existence or evidence of error or fraud) within twenty days as of the date such irregularity is identified.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. For further information, see "Presentation of Financial and Other Information—About our Financial Information." Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements.

CMN regulation also requires financial institutions and certain other authorized entities to create a corporate body designated as the "audit committee", if such entities are registered as publicly held companies; considered leaders of a regulatory conglomerate in the S1, S2 or S3 categories or considered S1, S2 or S3 companies.

Recent Developments in the Brazilian Financial and Payments Systems

We summarize below rules and regulations that have been issued or modified by law or regulation of the CMN and the Central Bank and other authorities in recent years. We believe these laws and regulations are the most relevant and impactful to our business and the industry as a whole. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report.

New Accounting Criteria and Accounting Standards

CMN regulation requires financial institutions categorized as segments 1, 2, and 3 to publish IFRS as issued by the IASB financial statements.

In the end of 2021, the CMN issued new rules establishing new accounting principles and criteria applicable to financial instruments, as well as to hedging and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The rules intend to align the accounting criteria with best international practices, including the IFRS 9 – Financial Instruments and IFRS 16 – Leases standards issued by the IASB, and will enter into effect on January 1, 2025.

In 2023, the Central Bank issued a rule establishing accounting procedures to define the components of financial instruments which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets; and establishing parameters to measure the expected loss associated with credit risk, including for setting minimum levels of allowance for expected losses associated with credit risk, among other changes. This rule will enter into effect on January 1, 2025 in regards to the provisions relating to the accounting of financial instruments.

Also in 2023, CVM issued a rule requiring publicly listed companies in Brazil (such as us), investment funds, and securitization companies to prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board, or ISSB. The compliance with such standards will become mandatory as of the fiscal years beginning on January 1, 2026.

Financial Liquidity Lines

The financial liquidity lines (linhas financeiras de liquidez, or LFL) were established by the Central Bank in 2021, as a structural measure to improve its operational framework for the purposes of supplying liquidity to the National Financial System, whether in response to market-wide dysfunctions or specific problems in some institutions. Currently, the only assets eligible to be offered as collateral are debentures and commercial certificates.

On March 3, 2023, the Central Bank defined basic guidelines for the acceptance of bank credit certificates (cédulas de crédito bancário, or CCBs) as eligible collateral in the context of the issuance of LFLs by the Central Bank, which aims at directing and coordinating the market for the developments necessary for effective operation as of the first quarter of 2024. In summary, book-entry and notarial CCBs deposited in Central Depositaries of financial assets will be eligible as collateral for LFLs. These changes are expected to be implemented in 2024.

Instant Payments

In November 2020, pursuant to Central Bank Resolution No. 1/2020 (or the "PIX Regulation"), the Central Bank implemented the Instant Payment Arrangement (or "PIX System"), an instant payment ecosystem which settlement is centralized at the Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week, all days of the year, the ecosystem increased market competitiveness and efficiency; lowered costs; and enhanced customer experience. Participation in the PIX System is mandatory for financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts.

In 2021 and 2022, the Central Bank continued to regulate the PIX System. Among other provisions, it regulated the offering of the PIX Withdrawal and PIX Change services, features that allow clients of any participating institution to withdraw cash where the service is offered (which includes merchants and shared ATM networks). It also improved security measures requirements and regulated sanctions applicable to PIX participants, which may include fines, suspension, and exclusion from the PIX System, either applied jointly or individually. These sanctions were consolidated in a separate document applicable to PIX participants, or the PIX Sanctions Manual.

On February 17, 2023, the Central Bank published Resolution No. 293, which establishes additional rules for partnerships and outsourcing schemes established within the PIX System by market participants, previously defined in Central Bank Resolution No. 269, increasing market competitivity. Central Bank Resolution No. 269 explicitly prohibits PIX-related outsourcing arrangements in certain cases.

On September 26, 2023, the Central Bank issued Resolution No. 342, which came into effect on September 28, 2023, and enhanced rules related to safety incidents on the PIX System, especially focusing on communications to data subjects when any incidents involving personal data occurs, as well as the penalties that financial institutions are subject to (under in case of non-compliance with technical and regulatory safety requirements.

Further, on December 7, 2023, the Central Bank issued Resolutions No. 360 and 361, which amended the PIX Regulations and the PIX Sanctions Manual, which establishes the conditions and procedure for the application of sanctions related to compliance with PIX Regulation, to include provisions related to Automatic PIX transactions, a new technology solution within the PIX ecosystem that allows for PIX payments in automatic installments, which may be used, for instance, for online subscription payments.

Fraud Prevention

On May 23, 2023, the CMN and the Central Bank issued the Joint Resolution No. 6 and, on October 4, 2023, the Central Bank issued Resolution No. 343, which establish the obligation for financial institutions and other entities authorized by the Central Bank to share among each other information about frauds occurred within the National Financial System (Sistema Financeiro Nacional, or SFN), and Brazilian Payment System (Sistema de Pagamentos Brasileiro, or SPB), subject to the client's prior contractual consent. The rule aims at reducing the asymmetry of data and information faced by these institutions to support procedures and controls in their fraud prevention processes, as well as improve their practices. Both resolutions entered into effect on November 1, 2023.

Open Finance

On May 4, 2020, the Central Bank and CMN published Joint Resolution No. 1/2020, setting out the framework for the implementation of open finance in Brazil. From that date on, CMN and the Central

Bank have issued complementing regulations. The Brazilian open finance model comprises financial institutions, payment institutions and other entities authorized to operate by the Central Bank, making it possible to share, via integration of information systems and upon customer's authorization, data on products and services, customer records and transactions. Open finance also includes, but is not limited to, the provision of initiation payment services and forwarding loan proposals through digital correspondent agents.

On December 20, 2023, the Central Bank issued Normative Ruling No. 441, through which it published the Open Finance's Monitoring Manual, detailing the rules and procedures to be followed by the Open Finance Governance Structure. Normative Ruling No. 441 entered into force on March 1, 2024.

DREX, Real Digital

Additionally, on April 27, 2023, the Central Bank issued Resolution No. 315, which establishes formal rules applicable to the pilot project of the "Real Digital" and institutes the Executive Management Committee of the "Real Digital" platform. Resolution No. 315 provides that a select group of financial institutions subject to Central Bank supervision and that have the capacity to test (based on their corresponding business model) transactions involving the issuance, redemption or transfer of financial assets, as well as to execute the simulation of financial flows resulting from trading events when applicable to financial assets subject to the test, would be allowed to participate in the pilot project. On May 24, 2023, Central Bank disclosed a list of 14 selected participants, which included us. The Central Bank began incorporating participants into the Real Digital Pilot platform in June 2023.

Foreign Exchange Transactions and Exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank, such as us. As of the date of this annual report, there are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market and there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions.

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, may require previous information to the Central Bank. Financial institutions may also grant loans in or indexed to a foreign currency to their clients' trade-related activities.

The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy.

In addition, the legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

New Foreign Exchange Law

Law No. 14,286, dated December 29, 2021, or the New Foreign Exchange Law, came into effect on December 31, 2022, as an initiative of the Central Bank to overhaul the Brazilian foreign exchange market and to modernize, simplify and increase legal certainty associated with the previous regulatory framework for Brazilian foreign exchange. The New Foreign Exchange Law also includes provisions regarding Brazilian capital held abroad and foreign capital held in Brazil.

The main aspects of the New Foreign Exchange Law are: (i) confirmation, from a legal perspective, that foreign exchange transactions may be carried out freely (provided they are carried out through entities authorized to operate in this market and subject to applicable rules); (ii) granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) expansion of the international correspondence activity of Brazilian banks; (iv) implementing the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale transactions up to an amount of US$500, carried out between individuals on an occasional and non-professional basis; and (vi) granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply.

Foreign Exchange Transactions and Non-Resident Accounts

In 2022, Central Bank Resolutions Nos. 277 and 280 regulated the New Foreign Exchange Law in respect to the inflow and outflow of Brazilian currency and foreign currency to and from the country, repealing and replacing several rules that previously regulated the topic. The main changes brought forth by Resolution No. 277 include: (i) enabling authorized institutions, such as us, to carry out foreign exchange transactions in a free format while observing Central Bank guidelines (as opposed to the former requirement to use a standard agreement with clients); (ii) enabling authorized institutions to use their own criteria to request or waive supporting documentation considering the client's internal risk profile and the characteristics of the transaction; (iii) simplifying the classification process of foreign exchange transactions, as the New Foreign Exchange Law shifts the responsibility for establishing the purpose of the transaction from the authorized institutions (which were liable for any inaccuracy) to the client; and (iv) regulating international payment or transfer facilitation services carried out by entities defined as “eFX providers”, which can enable the (a) acquisition of goods and services in Brazil or abroad, either in person or through a digital payment solution; (b) transfers of funds between accounts held by a certain sender in Brazil and abroad limited to US$10,000.00 (or its equivalent in other currencies); and (c) withdrawals of funds in Brazil or abroad. Likewise, Resolution No. 280 establishes the definitions of resident and non-resident to be applied to individuals and legal entities.

The new rules also simplify the procedures for opening special accounts denominated in foreign currency exclusively to receive foreign credit transactions granted by international organizations.

Reporting Obligations on Foreign Capital in Brazil

In 2022, the Central Bank issued Resolutions No. 278 and 281 which, among others, provided for the (a) replacement of the current foreign capital registration regime with an information reporting system, applicable only to a limited set of transactions, considering their values and characteristics; (b) end of the restriction on remittances abroad from Brazil for payments of principal and interest in foreign credit operations in which there is no inflow of funds into the country; (c) end of the requirement to provide information to the Central Bank about contracts between residents and non-residents regarding the use or assignment of patents, industrial or commercial trademarks, technology supply, for the purposes of financial transfers as royalties, as well as those related to the provision of technical services and the like, foreign operational leasing, renting and chartering; and (d) transitory rules and procedures that will remain in effect in the Brazilian foreign exchange market, in principle, up to October 1, 2024.

Furthermore, pursuant to the Central Bank Resolution No. 348, of October 17, 2023, which came into effect on November 1, 2023, the requirement for executing simultaneous foreign exchange transactions for the conversion of foreign loans into foreign direct investments, where no actual flow of funds occurs in the underlying transaction, is no longer applicable.

Such rules increased efficiency for the market and facilitated foreign investments Brazil.

Brazilian Capital Investments Abroad

On December 31, 2022, the Central Bank issued Resolution No. 279, providing new rules relating to the flow, availability and provision of information on Brazilian capitals abroad, which includes values, goods, rights and assets of any nature held abroad by Brazilian residents. The main aspects established by

this resolution include: (i) the maintenance of minimum amounts for statement and periodicity of currently effective statements to provide information on Brazilian capital investments abroad; (ii) the equalization of financing, direct loan and commercial credit granted in Brazil to non-residents with Brazilian capital investments abroad; and (iii) the possibility of Brazilian capital being invested abroad in any form regularly practiced on the international market, including in case of derivatives, as long as the legal requirements are met, based on economic substance.

Investments by Non-Resident Investors

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant to article 52 of the Act of Transitional Constitutional Provisions. On September 26, 2019, the Brazilian government published Decree No. 10,029, delegating to the Central Bank the power to recognize the government's interest in the viability of investment operations. On January 22, 2020, the Central Bank issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian government, provided that the requirements provided for in the Central Bank regulations are met.

Thus, the analysis of the capital composition in financial institutions is performed for foreign shareholders in the same way that it is performed for Brazilian shareholders. Any investment in common shares would depend on Central Bank authorization. Foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Foreign investments in Brazil shall be registered with the Central Bank and/or the CVM, as applicable, subject to the restrictions and requirements set forth in the local regulation. For 25 years we have been trading ADRs for our preferred shares in the U.S. market. Foreign interest in our share voting capital is currently limited to 30% (thirty percent).

On February 7, 2022, the CVM issued CVM Resolution No. 64, which exempts non-resident individual investors from the specific registration requirement with the CVM, provided that their representatives (who must register with the CVM before the non-resident investor begins operating in Brazil, through the filing of an application) send information about the investor, as required by the CVM, through CVM's electronic systems.

In Rem Collateral

On October 30, 2023, Bill of Law No. 4,188/2021, known as the Legal Framework for Guarantees, was sanctioned by the President of Brazil, resulting in the publication of Law No. 14,711. The rule introduces important changes to the legal framework for collateral, and the result is expected to be greater legal security, a reduction in the spread on secured loans and greater availability of credit to borrowers. Its principal aim is to tackle the current problem of dead capital in the fiduciary sale of real estate – that is, the impossibility of the same property being used as collateral more than once. Thus, Law No. 14,711 promotes the following changes to Brazilian civil law in order to resolve the issue: (i) allowing a new fiduciary sale of the same property to take effect after the previous fiduciary sale has been canceled; (ii) the extension of the current guarantee to a new debt with the same creditor; and (iii) the introduction of the collateral agent into the Brazilian legal system. The new law also introduces several improvements related to the perfection and extrajudicial enforcement of collateral, including amendments and revocations of outdated laws, changes to collateral registration rules etc.

Changes to rules applicable to agribusiness receivables certificates, real estate receivables certificates and other incentivized instruments

On February 1, 2024, the CMN issued Resolutions Nos. 5,118 and 5,119, introducing changes to the collateral eligibility and maturity periods for agribusiness receivables certificates, or CRAs, real estate receivables certificates, or CRIs, agribusiness credit letters, or LCAs, real estate credit letters, or LCIs, and Brazilian covered bonds, or LIGs, which are important securitization and funding instruments.

Resolution No. 5,118 restricts CRIs and CRAs from being backed by debt securities of publicly held companies, financial institutions (such as us) or related parties unless the primary business of the underlying debt aligns with real estate or agribusiness. The changes became effective immediately for new issuances but did not affect existing contracts. Resolution No. 5,119 prohibits LCAs from funding rural credit with federal subsidies, gradually limits certain credit instruments from being used as collateral until July 1, 2025, extends the minimum maturity for LCAs to nine months, and aligns LCIs and LIGs with real estate credit types, extending their minimum maturity to twelve months. The resolutions took effect on February 2, 2024, except for the prohibition on using LCA proceeds for rural credit with federal subsidies, which will come into force on July 1, 2024.

Central Bank issues regulations on the registration and centralized deposit of real estate receivables

On March 28, 2023, the Central Bank issued Resolution No. 308, which came into effect on May 2, 2023. Resolution No. 308 regulates the activities of registration and centralized deposit of real estate receivables associated with real estate projects, and mainly enables, at the discretion of the market participants, the use of the services provided by the registering entities and central depositaries and the structure of the systems managed by these institutions to improve the management process of real estate receivables and the broader and more transparent access to the receivables agendas by potential financiers, which could contribute to the access to better credit conditions for developers and subdivision owners.

Regulation on Payment Agents and Payment Arrangements

"Payment arrangements" are the set of rules governing a payment scheme, such as a credit or debit card transaction, and "payment agents" are any institutions that issue a payment instrument or acquire a merchant for payment acceptance. Payment agents, despite being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions. The CMN and the Central Bank published rules regulating payment arrangements and payment agents.

On June 27, 2019, the CMN and the Central Bank published Resolution No. 4,734 amended by Resolution No. 5,045 of November 25, 2022, and Circular No. 3,952, which came into effect on June 7, 2021, and impose regulations regarding (i) the discount and prepayment operations of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intended to provide greater efficiency and security to the discount, prepayment and credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit.

On November 25, 2022, BCB Resolution No. 264 was published, which entered into force on December 1, 2022, and revoked Circular No. 3,952. Amongst the new rules enacted by Resolution No. 264, we highlight: (i) the possibility of constituting a financial reserve by the acquirer to settle the merchant's obligations; (ii) the possibility of contracting a credit assignment promise for all merchant receivables to the acquirer, which improves the credit environment in this segment; (iii) provision for the application of penalties by acquirers, including contractual suspension, for sub-acquirers who fail to comply with the provisions of the resolution; and (iv) establish that the fees charged by bookkeeping entities must have an economic basis that justifies differences in the values of the services provided.

These new rules will make the payment ecosystem more equitable, secure and competitive.

On May 19, 2021, the Central Bank issued Resolution No. 96, which changed and consolidated rules regarding the opening of payment accounts, including both post-payment (credit card) and prepaid accounts, as well as made the onboarding criteria compatible with the rules applicable to the opening of current accounts.

In October 2021, Central Bank Resolution No. 150 consolidated the rules about payment arrangements. This resolution redefined the criteria applicable for payments arrangements that are part of the Brazilian Payment System, so that only payment arrangements with values of more than R$20

billion of total transaction value and R$100 million in transactions, in a consolidated and accumulated form in the last 12 months, are subject to authorization, regulation and supervision by the Central Bank. This same resolution changed the interoperability rules between open and closed payments arrangements, defining that closed payments arrangements must become participants in open payments arrangements, whenever the payment services provided by closed loop arrangement fall under one or more of the participation modes foreseen in the open payment arrangement. Additionally, all participants involved in the financial flow of payment transactions carried out in the context of arrangements that are members of the SPB, such as open loop ones, should obey the centralized settlement process.

On May 24, 2021, the Central Bank, aiming to promote innovation in the means of payment market, announced that it has been discussing the Central Bank Digital Currencies, or CBDCs, internally and with other central banks internationally. According to the Central Bank, the objective is to develop CBDCs that: (i) keep up with the Brazilian technological development dynamics; (ii) increase the efficiency of retail payment systems; (iii) contribute to the emergence of new business models and innovations based on the technological developments; and (iv) foster Brazilian participation on regional and global markets, increasing the efficiency of cross-border transactions.

On August 19, 2021, the Central Bank, as authorized by Law No. 14,185 of July 14, 2021, published Resolution No. 129, which regulates the receipt of voluntary time deposits by the Central Bank from financial and payment institutions, for monetary policy purposes.

The new rule establishes the operational aspects of the voluntary time deposits, including: (i) methods of constitution and release of the deposit instruments by the Central Bank; (ii) eligibility criteria of the depositing institutions; (iii) requirements regarding the remuneration rates of the deposit instruments; (iv) criteria for the early release of the funds, as well as (v) adaptations to the regulation of the SELIC, which is the central depository for most securities issued by the National Treasury and/or negotiated with the Central Bank, in order to establish the operational registration guidelines and messaging related to these instruments.

The adoption of voluntary deposits by the Central Bank will be preceded by tests in the SELIC systems, aimed at making the new instrument operational. Resolution No. 129 entered into effect on the date of its publication.

Additionally, the Central Bank has published a set of new rules defining the prudential regulations applicable to payment institutions, or conglomerates lead by payments institutions. This set of new regulations includes Resolutions No. 197, 198, 199, 200, 201 and 202, all dated March 11, 2022.

In order to facilitate the application of the respective prudential frameworks, prudential conglomerates have been classified into 3 types. Pursuant to the new prudential framework, the concept of regulatory capital applicable to payment institutions has been modified to ensure a greater capacity to absorb unexpected losses. These new prudential regulations will be implemented gradually, starting from January 2023 to January 2025.

New Brazilian transfer pricing legislation

On June 14, 2023, Law No. 14,596 was issued and changed the transfer pricing legislation by regulating the convergence of the Brazilian model to standards applied by the Organization for Economic Co-operation and Development, or OECD. Under the new law, the allocation of taxable profits in cross-border transactions between related parties will start in accordance with international guidelines and the arm's length principle, departing from the fixed-margin methodologies previously applied in Brazil. Several provisions of this law pend further regulation.

Law no. 14,596 entered into effect on January 1, 2024. Taxpayers could have opted to anticipate the effects of Law No. 14,596 in 2023, as per its section 45, a specific provision which entered into effect on its publication date (June 15, 2023).

Collection of Fees on Banking and Credit Card Operations

The collection of bank fees and commissions and the cost of credit transactions for individuals is extensively regulated by the CMN (CMN Resolution No. 3,919) and by the Central Bank. According to such rules, bank services to individuals are divided into: (i) essential services; (ii) priority services; (iii) specific or differentiated services; and (iv) special services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as "essential" with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements, and transfers, among others. CMN also prohibits banks from charging fees for supplying essential services in connection with deposit and savings accounts where customers agree to access and use their accounts by electronic means only.

However, Brazilian legislation authorizes financial institutions to charge fees related to "priority services", which are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions and records, as defined by Central Bank regulation, provided the service and its nomenclature are listed in the applicable regulations. Commercial banks must offer to their individual customers a "standardized package" of priority services, whose content is defined by Central Bank regulation. Banking clients must also have the option to acquire individual services, instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) is governed by the specific provisions found in the laws and regulations relating to such services.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account, thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days' notice must precede any increase or creation of fees, and higher notice requirements apply to credit card services, priority services and the "standardized package". Reductions can take place at any time.

CMN Resolution No. 4,549, as amended, establishes specific rules related to the charging of credit card fees, the information that must be disclosed in credit card bills, and the obligation to provide a package of basic services upon offering credit cards to customers. It determines that revolving credit for financing of credit card bills may only be extended to customers until the due date of the following credit card statement. After this term, financial institutions must offer customers alternative financing under conditions more favorable than the ones typically found in the credit card market.

In September 2022, Central Bank Resolution No. 246 established limits to the remuneration of the card issuer paid by the merchant for each transaction (tarifa de intercâmbio, or "TIC"), and settlement period for debit and pre-paid cards. Previously, prepaid card issuers were not subject to any TIC. The new rule maintains the maximum TIC rate of 0.5% applicable to debit card issuers and introduces a maximum TIC rate of 0.7% applicable to prepaid card issuers.

Furthermore, Central Bank Resolution No. 96 amended and restated postpaid payment accounts rules in Brazil. This rule sets forth terms and conditions that issuers must comply with upon the issuance of credit cards and increasing or decreasing of the credit limits of their clients, as well as established additional information that must be included in credit card monthly statement.

On October 3, 2023, Law No. 14,690 was published, obliging the CMN to, through the Central Bank, regulate the interest and charges applicable to revolving credit charged in connection with financing of credit cards and other post-paid instrument invoices.As a result, on December 21, 2023, the CMN issued Resolution No. 5,112, which amended Resolution No. 4,549 to limit the amount of interest and other financial fees charged on credit cards and other post-paid instrument invoices, specifically revolving credit and installment billing. The resolution established that the total amount charged for each transaction as interest and charges may not exceed the original amount of the debt. The limitation on the charging of interest rates and other financial fees became effective on January 3, 2024.

Further, on October 30, 2023, the Central Bank issued Resolution No. 349, which entered into effect on November 3, 2023, establishing the need for registration of receivables arising from transactions within the scope of payment schemes based on postpaid accounts (i.e., credit cards and other postpaid payment instruments) that are part of the Brazilian payment system. This rule improves measures implemented by prior rules that already dealt with the time effectiveness for merchants to terminate prepayment of receivables agreements with acquirers. Merchant acquiring payment institutions (such as our subsidiary, Redecard Instituição de Pagamento S.A.) and registration entities have until April 1, 2024 to comply with these new obligations.

Portability of Credit Transactions

Portability of credit transactions consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and remaining term. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure.

On December 15, 2022, the CMN issued Resolution No. 5,057, which was published in order to consolidate applicable rules about portability of credit transactions. On October 3, 2023, Law No. 14,690 was published, obliging the Central Bank to regulate certain matters regarding credit card operations, including mechanisms of portability. On December 21, 2023, CMN Resolution No. 5,112, amended Resolution No. 5,057 to determine customers' right to portability of outstanding balance of credit cards and other post-paid instruments. Resolution No. 5,112 will come into force on July 1, 2024 in respect of the amendments to Resolution No. 5,057.

Credit Derivatives

On April 20, 2023, the CMN, issued Resolution No. 5,070, which entered into effect on June 1, 2023 and overhauled the rules governing the performance of credit derivatives transactions by financial institutions and other institutions authorized to operate by the Central Bank. The regulation considers two types of credit derivatives: the credit default swap, or CDS, and the total return swap, or TRS. Among other matters, the regulation: (i) adjusts certain terms in line with the standards proposed by the International Swaps and Derivatives Association, or ISDA; (ii) updates the list of institutions able to act as a counterparty receiving credit risk in transactions carried out with financial institutions; (iii) enables the possibility to specify credit indices, asset indices, baskets or reference portfolios as reference entities and obligations of the credit derivatives; (v) permits the performance of credit derivatives with financial flows denominated or referenced in currency or price indices other than those denominating or indexing the reference obligation; permits for credit derivatives to have reference obligations of lower liquidity, as long as their pricing methodology complies with the rules contained in the regulatory framework applicable to derivatives; (vi) expands the list of institutions able to act as suppliers of quoted values for the reference obligations, including regulatory or self-regulatory entities and international trading platforms; and (vii) relaxed the requirement for maintaining ownership of the reference obligation by the counterparty transferring the risk, which will now be mandatory only in cases where the reference obligation is one or more credit or leasing transactions.

Recent Developments on Prudential Regulation Referring to Credit, Market and Operational Risk

On March 16, 2022, the Central Bank published Resolution No. 229, implementing the minimum standard of the BCBS for calculating the capital requirement related to credit risk, according to standardized approach (RWACPAD). This new regulation came into effect in July 2023 and replaced Central Bank Circular No. 3,644, of March 4, 2013, pursuant to "Basel III" requirements.

The regulation increases the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to the prudential framework. The regulation is addressed to financial institutions classified in segments 1 to 4, which currently opt for the standardized approach for credit risk.

In respect of internal models for credit risk (the IRB approaches), the Central Bank issued Resolution No. 303 on March 16, 2023, which came into effect by July 2023. The new framework for IRB

approaches aims to reduce their complexity, limit their scope and increase the comparability between institutions that adopt such framework. Changes include the introduction of new minimum standards for some parameters, the reduction in the set of eligible portfolios such as stocks, project finance, securitization funds, and the introduction of a new permanent output floor (72.5% of standardized approach). There are several other improvements, one of them is the flexibility in the application process for the use of IRB approaches, which now allows partial permanent adoption by specific portfolios.

On April 26, 2023, the Central Bank issued Resolution No. 313, which will come into effect by July 2024 and addresses the second phase of the Central Bank`s market risk framework (Fundamental Review of the Trading Book or "FRTB"). This resolution establishes the procedures for the daily calculation, using a standardized approach, of the portion of risk-weighted assets (RWA) related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading portfolio (RWADRC). The changes provided by the resolution include the separation of the calculation of capital requirement for exposures subject to credit risk in the trading book from those classified in the banking book. This separation enables the elimination of exposure protected by credit derivatives and encourages institutions to incorporate this hedging mechanism into their portfolios to reduce effective exposure to risk.

In respect of Operational Risk, the Central Bank issued Resolution No. 356, on November 28, 2023, which will come into effect by January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for required capital for risk-weighted assets (RWAOPAD) currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required.

Insurance Collateralizing Credit Transactions

In 2023, Federal Law No. 14,652 was enacted, which allowed personal insurance, private pension plans and capitalization bonds to be granted as collateral for credit transactions, which may bolster the credit business in Brazil.

General Laws and Regulations Affecting the Financial System

We summarize below other laws and regulations that generally affect the Brazilian Financial System. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report.

Anti-Corruption Law

The Brazilian anti-corruption law (Law No. 12,846/13, of August 1, 2013) establishes that legal entities will have strict liability (that is, regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings, including company dissolution, prohibition against obtaining financing from public entities and prohibition against participating in public biddings.

A presidential decree also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer:

i. To our Investor Relations website (see – "Menu – Itaú Unibanco – Corporate Governance – Policies – Corporate Corruption Prevention Policy") from which you can electronically access further details about our Anti-corruption Corporate Policy.
ii. To our Investor Relations website (see – "Menu – Itaú Unibanco – Corporate Governance – Policies – Corporate Policy on Integrity and Ethics and Conduct") from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests.

iii. To our Investor Relations website (see – "Menu – Itaú Unibanco – Corporate Governance - Code of Ethics and Conduct") from which you can electronically access further details about our Integrity and Ethics Program.

Anti-Money Laundering Regulation

The Brazilian anti-money laundering law (Law No. 9,613, as amended) establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises for up to ten years and monetary fines.

The Brazilian anti-money laundering law also created the Council for Financial Activities Control (COAF), which is subordinated to the Central Bank and performs a key role in the Brazilian system of preventing and combating money laundering, financing of terrorism and the proliferation of weapons of mass destruction.

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, financial institutions in Brazil must establish internal control and procedures aiming at, among others:

- identifying and knowing their clients, which includes determining if they are PEPs, and also identifying Ultimate Beneficial Owners (UBOs);
- checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity;
- keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;
- reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party;
- applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients' identification records duly updated;
- determining criteria for hiring personnel and offering anti-money laundering training for employees;
- monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;
- reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations;
- maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds; and
- unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties, including:

(i) formal notice,
(ii) variable pecuniary fine (of up to twenty million reais)
(iii) temporary ineligibility of executive officers to hold any management position in financial institutions (for up to ten years)
(iv) cancellation or suspension of the financial institution's license to operate.

Central Bank Circular No. 3,978 of 2020, which came into force on October 1, 2020, also requires that financial institutions maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments.

Politically Exposed Persons ("PEPs")

According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF. Such procedures must enable the identification of politically exposed persons and the origin of the funds involved in the transactions of such customers.

Consumer Protection

The Brazilian Consumer Protection Code (Código de Defesa do Consumidor), or CDC, which is applicable to financial institutions, sets forth consumer defense and protection rules applicable to relationships with suppliers of products or services. The basic consumer rights regarding financial institutions are, among others:

- reverse burden of proof in court;
- proportional reduction of interest charged in connection with personal credit and consumer-directed credit transactions in case of early payment of debts;
- in limited circumstances, amounts charged improperly may have to be returned in an amount equal to twice what was paid in excess of due amounts, except in cases of justifiable mistakes (e.g.; systemic failure or operational error);
- the collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and
- liability for any damages caused to consumers by misrepresentations in their publicity or information provided.

Law No. 14,181, known as the "over-indebtedness" law, which amended the Brazilian Consumer Protection Code and the Senior Citizens' Statute (Law No. 10,741 of October 1, 2003), provides preventive rights and obligations against excessive consumer indebtedness reinforcing concepts and rules on transparency and security in credit contracting, including relevant provisions on indebtedness avoidance. Among other measures, Law No. 14,181 (i) implemented the concept of existential minimum (the minimum amount of income that a consumer should have for his subsistence), that cannot be compromised with the payment of credit contracts; and (ii) included a new chapter in the CDC dedicated to the conciliation of individuals who are over-indebted, giving those individuals the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement.

On July 26, 2022, the Brazilian Federal Government published Decree No. 11,150, which regulates Law No. 14,181 and establishes as basic consumer rights the guarantee of responsible credit practices, financial education and prevention and treatment of over-indebtedness scenarios. Furthermore, the rule provides that certain debts and credit limits will not be computed in the calculation of the preservation and non-compromise of the existential minimum, such as debts not related to consumption, related to real estate financings and refinancings; arising from loans and financings with real-property collateral; and arising from credit agreements guaranteed by surety or with endorsements.

On June 20, 2023, Decree No. 11,567/2023 was published and came into force. The new rule, among other changes, amended the caput of article 3 of Decree No. 11,150/2022, providing that the monthly income of the natural person consumer should be altered to R$600.00, from the previous R$303.00 provided in Decree No. 11,150.

Central Bank Rules on Consumer Relations

CMN Resolution No. 4,949 of September 30, 2021 provides the principles and procedures to be adopted in the relationship of financial institutions and other institutions authorized to operate by the Central Bank with their clients and users of financial products and services. On October 14, 2021, Central Bank Resolution No. 155 established almost identical principles and procedures to be adopted by payment institutions and consortium administrators.

The regulations set forth new rules mainly with the goal of ensuring fair and equitable treatment at all stages of the relationship with institutions providing financial and payments services, as well as a convergence of the interests of such institutions with those of their consumers. Additionally, they define that institutions authorized to operate by the Central Bank (i) shall prepare and implement an institutional policy for the relation with consumers and users; (ii) must indicate to the Central Bank the officer responsible for complying with the obligations provided under the new rules; and (iii) must comply with other obligations within the scope of the new rules.

On October 3, 2023, Law No. 14,690 was sanctioned, ratifying the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is, which in turn depends on the amount of the debtor's debt (Desenrola Brasil).

Furthermore, on December 26, 2023, the CMN and the Central Bank published Joint Resolution No. 8 (Resolution 8/2023), which requires the institutions authorized to operate by the Central Bank to adopt financial literacy measures designed for their clients and natural person users, including individual entrepreneurs, by means of the publication of a financial literacy policy, the provision of financial literacy content and tools in an appropriate language, channel, and timing in order to suit them to the characteristics and needs of clients and users. This rule will enter into effect on July 1, 2024.

Data Protection Law

The Brazilian Data Protection Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or LGPD, came into effect in September 2020 (except for administrative sanctions, which came into effect on August 1, 2021, according to Law No. 14,010/2020). The LGPD brings about significant changes to the rules and regulations applicable to the processing of personal data, including rules and regulations governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.

The LGPD is applicable to any and all operations related to any form of processing of personal data, with brief exceptions provided by law, such as the case of processing for exclusively private and non-economic purposes, or journalistic, artistic, or public security, and if extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted. The LGPD is also applicable as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD is applicable regardless of the industry or business when dealing with personal data and is not restricted to data processing activities carried out through digital media and/or on the internet.

Further, Law No. 13,853/19 amended the LGPD to create and establish the attributions of the National Authority of Data Protection (Autoridade Nacional de Protecão de Dados), or ANPD who, among others, has the attributions of guaranteeing the protection of personal data, interpreting the LGPD and supervising compliance.

In the event of non-compliance with the LGPD, some administrative penalties could be imposed, including (depending on the gravity of the offense, according to criteria established by the ANPD through ANPD Resolution No. 4, of February 24, 2023) (1) warnings; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of gross sales of the entity, group or conglomerate of companies in Brazil; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are

implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities.

Additionally, other authorities in Brazil can still apply the LGPD through administrative procedures or lawsuits. For example, the Department of Consumer Protection and Defense (Procon) or the Prosecution Office responsible for consumer rights and individuals and non-governmental or private associations could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals.

Cybersecurity

We comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No 85/2021, which require financial and payment institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with (i) CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection,(ii) SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, open entities pension funds (EAPCs), capitalization and local reinsurers and (iii) the SEC's new cybersecurity disclosure rules for foreign issuers, focusing on Risk Management, Strategy, Governance and Cybersecurity Incident Disclosure.

Relevant service data location and processing may occur inside or outside of Brazil. In case of data location and processing, the relevant contract may not hinder Central Bank's supervision and the financial institution must have a contingence plan in place in case of termination or impossibility of provision of the services and management of information security risk of the third parties. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution).

Taxes on Transactions entered into by the Itaú Unibanco Group

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that you consult with your own tax advisors. The main taxes we are subject to, with their respective rates, are as follows:

Tax	Rate	Tax calculation basis
Corporate Income Tax, or IRPJ	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)
Social Contribution on Net Income, or CSLL	From January 2023 onwards, the applicable CSLL rate is 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies). 9.0% (other Itaú Unibanco Group companies).	Net income with adjustments (exclusions, additions, and deductions)
COFINS	4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
PIS	0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Price of service rendered
IOF	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (*Imposto de Renda da Pessoa Jurídica*), *or IRPJ,* and social contribution on net income *(Contribuição Social Sobre o Lucro Líquido), or CSLL,* are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

Beginning on January 2023, CSLL is levied on our taxable income at a 20.0% rate, which is the rate applicable for banks. The CSLL rate applicable to other financial institutions is generally 15%, while non-financial legal entities are usually subject to this tax at a 9.0% rate.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities' taxable income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ and CSLL due in Brazil, provided certain limits are observed.

Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: PIS and COFINS.

According to applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits, but in some exclusions for financial institutions are allowed, such as those connected with financial intermediation.

Service Tax

The service tax, or ISS, is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

A new tax law enacted on December 30, 2016, caused a number of changes with respect to Brazilian Tax on Service or ISS. Among these modifications, the new law introduced a minimum tax rate of 2%.

The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on activities such as credit card and leasing operations, but former President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration would be charged by the municipality where the client is located. Due to this change, in November 2017, a lawsuit was filed by CONSIF and CNSEG in the Federal Supreme Court, and, on March 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. Such lawsuit came to a final decision by the Federal Supreme Court in August of 2023, and it declared the new law unconstitutional. As a consequence, another law, published in September 2020 which provided for changes in relation to the Services Tax that were similar to those provided for in the legislation published in December 2016, was also declared unconstitutional.

Tax on Financial Transactions

The tax on financial transactions, or IOF, is levied at specific rates according to the transaction in question and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

For example, on September 16, 2021, Decree No. 10.797 increased the IOF/Credit daily rates from 0.0082% (individual) or 0.0041% (legal entities) to 0,01118% (individual) or 0,00559% (legal entities) between September 20, 2021, and December 31, 2021.

The table below summarizes the main IOF rates currently levied on our transactions. Notwithstanding, we note that IOF is a very complex tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Type of transaction	**Applicable Rates** **(Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date)**
Foreign exchange transactions	IOF/FX: zero to 5.38% (depending on the transaction). As of January 1st, 2023, rates are being reduced as per established in Decree No. 10,997/2022 Maximum rate: 25%
Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%
Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate. Maximum rate: 1.5% per day
Securities	IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day
Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%

As a result of Brazil committing to eliminate the IOF on foreign exchange transactions, Decree No. 10.997/2022 and, later, Decree No. 11,153/2022 introduced a plan for a gradual yearly reduction of such tax, until the rate of IOF on foreign exchange transactions is reduced to 0% by 2029. The applicable rates follow the table below:

IOF/FX	2023	2024	2025	2026	2027	2028	2029
General Rate	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	0%
Credit and debit card transactions, money withdrawal abroad and travel cheques	5.38%	4.38%	3.38%	2.38%	1.38%	0%	0%
Acquisition of foreign currency	1.10%	1.10%	1.10%	1.10%	1.10%	0%	0%
Cross-border transfer of funds to bank accounts held by resident persons	1.10%	1.10%	1.10%	1.10%	1.10%	0%	0%
Inbound loans with an average term not exceeding 180 days	0%	0%	0%	0%	0%	0%	0%

Brazil's consumption Tax Reform is enacted

On December 20, 2023, the approved tax reform was converted into Constitutional Amendment No. 132, effective as of December 21, 2023, and the new taxes will begin being implemented in 2026. The Tax Reform provides for the replacement of 5 taxes by two new value-added taxes, the Tax on Goods and Services (*Imposto sobre Bens e Serviços*, or IBS) and the Contribution on Goods and Services (*Contribuição sobre Bens e Serviços*, or CBS) within a 7-year transition period. The current taxes on consumption that will be replaced by the IBS and CBS include (i) tax on distribution of goods and services (*Imposto sobre Circulação de Mercadorias e Serviços*, or ICMS); (ii) tax on services (*Imposto sobre Serviços*, or ISS); (iii) tax on manufactured products (*Imposto sobre Produtos Industrializados*, or IPI); (iv) the Profit Participation Program Contribution (*Programa de Integração Social*, or PIS), and Social Security Financing Contribution (*Contribuição para o Financiamento da Seguridade Social*, or COFINS). The approved text of the Tax Reform also provides authorization for the Brazilian government to introduce a selective tax on goods and services that are harmful to health and/or the environment. As of the date of this annual report, the Tax Reform was approved and is subject to a transition period. Its application is subject to additional regulation.

Taxation of Closed Investment Funds and changes to taxation over applications and offshore entities

Law No. 14,754, dated December 13, 2023, introduced changes into the taxation of (i) closed-end funds, (ii) financial investments held by Brazilian residents outside of the country, (iii) controlled entities domiciled outside of Brazil, the so-called offshore companies, and (iii) trusts established outside of the country.

The main change introduced related to closed-end funds is the establishment of periodic withholding taxation on the gains obtained from specific types of closed-end investment funds (the so-called "come-cotas" regime), at the rate of 15% for long-term funds and at the rate of 20% for short-term funds. The new regulation also establishes that the accumulated earnings in the fund will be taxed. Specific individual non-resident investors may not be subject to such periodic taxation regime if certain conditions are met.

Other relevant changes introduced by this law include the standardization of the income tax rate for any financial operations undertaken abroad and the annual automatic taxation of profits generated by offshore companies.

As some of the modifications will be subject to additional regulation, and as the law introduced several modifications to our tax system, for a more in-depth analysis of its application to each specific situation, we recommend that tax advisors be consulted accordingly.

U.S. Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS)

FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as us to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities or NFFEs, and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions or FFIs.

To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income.

U.S. federal income tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money.

The U.S collaborated with other governments to develop Intergovernmental Agreements, or IGAs, to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions.

More than 70 jurisdictions have signed an IGA, including Brazil (which came into effect in Brazil on August 24, 2015), the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information.

Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the Common Reporting Standard, or CRS, in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting, or BEPS Project, coordinated by the Organization for Economic Co-operation and Development, or OECD. In connection therewith, an ancillary obligation called "*e-Financeira*" provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.

Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities, or CNPJ. This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the "Final Beneficiary" in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 1,863, dated December 27, 2018.

In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016, providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service, or RFB, which in its turn is also expected to exchange such information with other countries' tax authorities.

Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, whose information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered "foreign pass through payments" made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a "recalcitrant account holder"). Even if withholding pursuant to clause (ii) would be required pursuant to FATCA or the IGA-BR with respect to such payments, such withholding would not apply prior to the date that is two years after the date on which final Treasury Regulations defining foreign pass-through payments are published. If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.

The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs.

b. main aspects related to the issuer's compliance with legal and regulatory obligations related to environmental and social issues

Regulations on ESG requirements applicable to financial institutions

Financial institutions are required by CMN regulation to have a Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática), or PRSAC, which must guide the institutions' social, environmental and climate actions in conducting their businesses, activities and relationship with their customers, other users of their products and services, suppliers, investors, personnel, and any others affected by the financial institution's activities.

The relevant regulation provides for specific definitions of social, environmental and climate risks and deals with the identification and monitoring of such risks incurred by financial institutions, including activities performed by their counterparties, controlled entities, suppliers and outsourced service providers. It also requires the preparation of an annual Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas, or the GRSAC Report) by financial institutions classified in segments S1 (such as us), S2, S3 and S4.

Authorized institutions classified in segments S1 (such as us), S2, S3, and S4, must remit to the Central Bank information regarding social, environmental, and climate risks related to their exposures to credit and securities transactions, as well as those of the respective debtors under these transactions.

CVM regulation also provides instructions and requirements regarding aspects of social, environmental and climate risk that must be observed by publicly traded companies in Brazil.

Further, Brazilian Private Insurance Authority (Superintendência de Seguros Privados – SUSEP) regulation provides for sustainability requirements to be observed by insurance companies, open pension plan entities, capitalization companies and local reinsurers. These entities must implement environmental, social and climate risk management, as well as sustainability policies and reports, in line with the resolutions published by the Central Bank, as highlighted above.

We continuously improve our climate strategy. Our public reports are aligned with the Task Force on Climate Related Financial Disclosures (TCFD) recommendations and seek to implement best practices on climate related governance, strategy, risk management, metrics and targets. We are committed to achieve net zero emissions by 2050 in line with the Net Zero Banking Alliance (or NZBA) guidelines, including the disclosure of our financed emissions based on the Partnership for Carbon Accounting Financials (PCAF) and the definition of decarbonization objectives. Recognizing that the innovation agenda is essential for our decarbonization and the decarbonization of our clients, we launched in 2022 Cubo ESG, a platform aimed at entrepreneurs who wish to transform the environmental and social

reality of Brazil and Latin America. The hub works for the purpose of generating knowledge, innovation and connections for low-carbon solutions, in addition to positioning and communication.

We are further advancing in our commitment to invest R$ 400 billion in positive impact sectors by 2025 and, as of December 2023, we had achieved R$ 355.9 billion (89% of the target). Itaú partners with the financial industry to accelerate the climate transition, through working groups such as the Brazilian Business Council for Sustainable Development and the United Nations Environment Programme and through commitments such as the Amazon Rainforest Plan, the Principles for Responsible Banking and the NZBA itself.

c. dependence on any material patents, trademarks, licenses, concessions, franchises, and royalty contracts for the development of activities

Trademarks

Trademarks owned by the Issuer and controlled companies have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer's and controlled companies' activities.

Patents

Patents owned by the Issuer and controlled companies have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer's and controlled companies' activities.

d. financial contributions, stating the corresponding amounts, made directly or through third parties:

i. to incumbents or candidates for political office

In accordance with Law No. 9,504/1997, as amended by the Electoral Reform (Law No. 13,165/2015), our internal donation policy prohibits legal entities from donating to candidates for office and political parties. This Policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/) > Itaú Unibanco > Corporate Governance > Policies > Policy on Governmental and Institutional Relations

ii. to political parties

In accordance with Law No. 9,504/1997, as amended by the Electoral Reform (Law No. 13,165/2015), our internal donation policy prohibits legal entities from donating to candidates for office and political parties. This Policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/) > Itaú Unibanco > Corporate Governance > Policies > Policy on Governmental and Institutional Relations

iii. to fund activities to influence public policy decision-making, notably the content of regulatory acts

Amounts are reported in the ESG and integrated annual report 2023, in the amount of R$1.05 million.

1.7. With respect to the countries in which the issuer generates substantial revenue, please identify:

a. revenue arising from clients from the country where the issuer is headquartered and their share in the issuer's total net revenue

b. revenue arising from clients from each foreign country and their share in the issuer's total net revenue

Not applicable, as our revenues are strongly concentrated in Brazil (they account for approximately 87% of total revenue) and no individual country has a share deemed significant by the Issuer. The share of revenues earned in the 18 countries abroad account for approximately 13% of Itaú Unibanco

Holding's total revenue. For further information, please see Note 30 "Segment Information" to the Financial Statements under IFRS.

1.8. With respect to the foreign countries disclosed in item 1.7, describe relevant impacts arising from the regulation of these countries on the issuer's business

The Issuer has not had substantial revenues from countries other than Brazil.

1.9. With respect to environmental, social and corporate governance (ESG) information, state:

a. whether the issuer discloses ESG information in an annual report or other specific document for this purpose

b. the methodology or standard followed in the preparation of this report or document

c. whether this report or document is audited or reviewed by an independent entity, identifying that entity, if applicable

d. the Internet pages on which this information can be found

e. whether the report or document prepared takes into account the disclosure of a materiality matrix and ESG KPIs (key performance indicators), and any material indicators for the issuer

f. whether the report or document takes into account the Sustainable Development Goals (SDGs) established by the United Nations and any material SDGs for the issuer's business

g. whether the report or document takes into account the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) or financial disclosure recommendations of other recognized entities related to climate issues

h. whether the issuer carries out inventories of greenhouse gas (GHG) emissions, indicating, if applicable, the scope of inventoried emissions and the internet page where additional information can be found

i. issuer's explanation of the following conducts, if applicable:

i. non-disclosure of ESG information

ii. non-adoption of a materiality matrix

iii. non-adoption of ESG KPIs (key performance indicators)

iv. failure to audit or review ESG information disclosed

v. failure to take into account SDGs or to adopt recommendations on climate issues, issued by TCFD or other recognized entities, in the disclosed ESG information

vi. failure to carry out inventories of greenhouse gas (GHG) emissions

ESG information that is material to the company's performance is published annually in the Integrated Annual Report and in the ESG Report, an annual document dedicated exclusively to sustainability information reporting. The ESG Report presents indicators adhering to Global Reporting Initiative (GRI) guidelines and Sustainability Accounting Standards Board (SASB) indicators. This report is assured by an external audit firm. The information reported is in line with the company's ESG strategy, which is the result of a process of surveying material topics through inquiries with stakeholders and prioritization of topics which led to the establishment of Positive Impact Commitments, which guide the organization's ESG strategy and the resulting transparency of the most significant indicators disclosed in our reports. In the ESG Report, the commitments are linked to the UN Sustainable Development Goals (SDG), therefore identifying the SDGs that are most material for our strategy. We also follow the recommendations of the Task Force for Climate Disclosure (TCFD) on climate change management and present a summary of our management structure based on the TCFD's four pillars: governance, strategy, risk management, and metrics and targets. We aim at the ongoing evolution in climate reporting, and that is why we publish updates and recurring reports on our Investor Relations website

on the advancement of Itaú Unibanco's climate agenda. We carry out an annual greenhouse gas (GHG) inventory, also assured by a third party, and publish our carbon emissions in the ESG Report. The ESG Report and the Integrated Annual Report can be found on Itaú Unibanco's Investor Relations website at the following link: https://www.itau.com.br/relacoes-com-investidores/relatorio-anual/.

1.10. If the issuer is a semi-public corporation, please identify:

a. the public interest that justified its incorporation

Not applicable, since the Company is not a mixed corporation.

b. issuer's operations in compliance with public policies, including universalization targets, identifying:

i. government programs carried out in the previous year, those established for the current year, and those determined for the next fiscal years, the criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in "a"

ii. with respect to the above-mentioned public policies, the investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions

iii. estimated impacts of the above-mentioned public policies on the issuer's financial performance or a statement that no analysis of the financial impact of the above-mentioned public policies was conducted

Not applicable, since the Company is not a mixed corporation.

c. Pricing process and rules applicable to establishing fees

Not applicable, since the Company is not a mixed corporation.

1.11. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer's business

All disposals and acquisitions of significant assets were duly described in item 2.4 b) of this Reference Form.

1.12. State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found

2024

ZUP I.T. SERVIÇOS EM TECNOLOGIA E INOVAÇÃO S.A

Event	Acquisition of 100% of the share capital and voting rights of Zup I.T. Serviços em Tecnologia e Inovação S.A. ("Zup").
Main business conditions	On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price. This acquisition has been implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed in

	May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0.6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which closed on March 28, 2024, we acquired the remaining stake in Zup's share capital, making us its sole shareholder.
Companies involved	Itaú Unibanco Holding S.A., Redecard S.A., ZUP LLC and Zup.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	The Issuer, through its subsidiaries, will indirectly hold 100% of Zup's total share capital.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco S.A. ("Itaú").
Main conditions of the transaction	According to Itaú's Extraordinary General Stockholders' Meeting, held on March 6, 2024, the Protocol and Justification of the Partial Spin-Off of Itaucard was approved, as was the merger of the spun-off portion of Itaucard into Itaú, which led to an intragroup corporate restructuring ("Transaction" or "Spin-Off"). Accordingly, after the Transaction is duly completed, all remaining activities carried out by Itaucard that were not migrated to Itaú Unibanco Holding S.A. ("Company" or "Issue") will be transferred to Itaú as a result of the partial spin-off approved on September 30, 2022, such as the activities associated with payment accounts. As a result of this Transaction, Itaucard will remain existing uninterruptedly, and its equity will be reduced driven by the transfer of the spun-off portion to Itaú Unibanco. Taking into consideration that the Company currently holds 100% of Itaucard capital, as a result of the Spin-Off, the Company will receive new Itaú shares. We clarify that the Spin-Off will be completed on the last day of the month in which the approval from the Central Bank is obtained.
Companies involved	Itaú Unibanco S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of	There will not be any change in the Issuer's corporate structure.

the capital, and management members	
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2023

BANCO ITAÚ BBA S.A.

Event	Total spin-off of Banco Itaú BBA S.A. ("Itaú BBA") and merger of spun-off portions into Itaú Unibanco Holding S.A. ("Company" or "Issuer") and Itaú BBA Assessoria Financeira S.A. ("Itaú Assessoria").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on November 30, 2023, the Protocol and Justification of the Total Spin-Off of Itaú BBA was approved, as was the merger of the spun-off portions of Itaú BBA into the Company and Itaú Assessoria, which led to an intragroup corporate restructuring ("Transaction" or "Spin-Off"). Accordingly, after the Transaction is duly completed, the following activities will be transferred: (a) to Itaú Assessoria, all activities related to the financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (Corporate Taxpayer's Registry (CNP) No: 04.463.083/0001-06); and (b) to the Company: all activities typical of financial institutions and other assets and liabilities of Itaú BBA. As a result of this Transaction, Itaú BBA will be definitively dissolved. The Company has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the Transaction in question will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The operation was approved by the Central Bank of Brazil on 05/29/2024 and perfected on the last day of that month in which authorization was granted.
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú BBA S.A. and Itaú BBA Assessoria Financeira S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2022

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco Holding S.A. ("Company" or "Issuer").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment

	and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard. The Company has been constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard. This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted.
Companies involved	Itaú Unibanco Holding S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAÚ CHILE (ANTERIORMENTE DENOMINADO ITAÚ CORPBANCA)

Event	Increase in the equity interest in Banco Itaú Chile
Main conditions of the transaction	On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile's total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition, by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Banco Itaú Chile's total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, both of them issued by Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023, the IUH now holds, directly or indirectly, shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. Between November 13, 2023 and November 22, 2023, IUH acquired, by itself or by its affiliates, shares of Banco Itaú Chile on the Chilean Stock Exchange and became the direct or indirect holder of 67.42% of Banco Itaú Chile's total capital stock
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú Chile (current denomination of Itaú CorpBanca)
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

AVENUE HOLDING CAYMAN LTD

Event	Acquisition of co-control of Avenue Holding Cayman Ltd ("Avenue").
Main business conditions	On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the co-controlling interest of Avenue Holding Cayman Ltd, or Avenue. The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock. Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.
Companies involved	Itaú Unibanco S.A., Avenue Controle Cayman Ltd and Avenue Holding Cayman Ltd.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

ORBIA

Event	Acquisition of equity interest in Rede Agro Fidelidade e Intermediação S.A ("Orbia")
Main conditions of the transaction	According to the announcement to the market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% equity interest in the capital stock of Rede Agro Fidelidade e Intermediação S.A. ("Orbia"), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. also have equity interests. This transaction was completed on April 28, 2023.
Companies involved	Itaú Unibanco S.A., Bayer S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

TOTVS S.A.

Event	Establishment of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A. ("TOTVS") customers, supported by TOTVS distribution channels and software, to be developed through a company called TOTVS TECHFIN S.A. ("Company"), which will be directly owned by ITAÚ and TOTVS.
Main business conditions	On April 12, 2022, we entered into an agreement with TOTVS S.A., or

	TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees. The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023. The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million. In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals. Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.
Companies involved	Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A. and Supplier Administradora de Cartão de Crédito S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

IDEAL HOLDING FINANCEIRA S.A.

Event	Acquisition of a controlling stake in Ideal Holding Financeira S.A. and, indirectly, in its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").
Main business conditions	On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal. This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.
Companies involved	Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the	There will be no change in the Issuer's corporate structure.

transaction	
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

XP INC.

Event	Acquisition of equity interest in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. ("XP Investimentos"), which in turn consolidates all the investments of the XP group ("Grupo XP", including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("XP Corretora").
Main business conditions	On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.'s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders' agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.'s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital. In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.'s capital stock. In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.'s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc. XPart was later merged with XP Inc. As a result of the merger, XPart's controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart's shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger. Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022. During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock.
Companies involved	ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc.,

	XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A. e XPart S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

1.13. State any execution, termination of or amendment to stockholders' agreements and any documents in which more detailed information can be found.

Itaúsa (a company controlled by the Egydio de Souza Aranha Family) and Cia. E. Johnston (a company owned by the Moreira Salles family) have a stockholders' agreement that governs their relationships with IUPAR, Itaú Unibanco Holding and their controlled companies.

This stockholders' agreement was executed on January 27, 2009, is valid for twenty (20) years, and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise in writing at least one year prior to the end of each agreement term.

The stockholders' agreement is available on our Investor Relations website: https://www.itau.com.br/relacoes-com-investidores/politicas/

1.14 State any significant changes in the running of the issuer's business

Itaú Unibanco's management structure

The Annual General Stockholders' Meeting held on April 23, 2024 approved, to make up the Board of Directors, the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal, and the election of Fabricio Bloisi Rocha and Paulo Antunes Veras, all of them to the current annual term of office in effect until the 2025 Annual General Stockholders' Meeting.

Additionally, the current structure of our Executive Committee, elected by the Board of Directors, is mainly aimed to bring the Executive Committee closer to business and therefore streamline the Company's operation and management model, allowing greater autonomy and speed in the decision-making process. The Executive Committee is composed of Alexandre Grossmann Zancani, Alexsandro Broedel Lopes, André Luís Teixeira Rodrigues, Carlos Fernando Rossi Constantini, Carlos Orestes Vanzo, Flávio Augusto Aguiar de Souza, José Virgilio Vita Neto, Marina Fagundes Bellini, Matias Granata, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Guillinet Fajerman.

1.15 Identify any material agreements entered into by the issuer and its controlled companies not directly related to their operating activities

In 2023, we executed two cloud service contracts, as follows:

* Contract effective for eight years in the total amount of R$7.12 billion

* Contract effective for ten years in the total amount of R$1 billion

The materiality criteria are annualized amounts above 0.5% of Itaú Unibanco Holding S.A.'s equity (calculated based on the financial statements under IFRS as of December 31, 2023: R$ 995.2 million).

1.16. Supply other information that the issuer may deem relevant

None.

2. Executive Officers' Comments

2.1. Executive officers should comment on:

a) Financial and equity positions in general

The financial information found in item 2 (Executive Officers' Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business.

In August 2023, we entered into an agreement to sell all the shares of Banco Itaú Argentina. Due to this sale, the consolidated balance sheet of Itaú Unibanco as of December 31, 2023 does not include the balances of Banco Itaú Argentina.

Balance Sheet

The table below sets forth our summarized balance sheet as of December 31, 2023 and December 31, 2022. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation	
	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)			
Cash	32,001	35,381	(3,380)	(9.6)
Financial assets at amortized cost	1,686,225	1,578,789	107,436	6.8
Compulsory deposits in the Central Bank of Brazil	145,404	115,748	29,656	25.6
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	550,071	494,397	55,674	11.3
Loan and lease operations portfolio	910,590	909,422	1,168	0.1
Other financial assets	127,699	109,909	17,790	16.2
(-) Provision for Expected Loss	(47,539)	(50,687)	3,148	(6.2)
Financial assets at fair value through other comprehensive income	130,039	126,748	3,291	2.6
Financial assets at fair value through profit or loss	568,354	464,682	103,672	22.3
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	61,960	55,821	6,139	11.0
Tax assets	64,521	59,645	4,876	8.2
Total assets	**2,543,100**	**2,321,066**	**222,034**	**9.6**

<u>December 31, 2023, compared to December 31, 2022.</u>

<u>Total assets</u> increased by R$222,034 million, or 9.6%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in financial assets at amortized cost and in financial assets at fair value through profit or loss. This result is further described below:

Financial assets at amortized cost increased by R$107,436 million, or 6.8%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and compulsory deposits in the Central Bank of Brazil.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$55,674 million, or 11.3%, as of December 31, 2023 compared to December 31, 2022, mainly due to an increase of (i) R$47,717 million in securities, mainly in corporate securities, especially in rural product notes *(Cédula do Produtor Rural)* and debentures; and (ii) R$16,542 million in securities purchased under agreements to resell.

Please see "Note 4 - Interbank Deposits and Securities Purchased under Agreements to Resell", "Note 9 - Financial assets at amortized cost – Securities" to our consolidated financial statements in IFRS for further details.

Loan and lease operations portfolio increased by R$1,168 million, or 0.1%, as of December 31, 2023, compared to December 31, 2022, mainly due to the increase of R$16,513 million in our

individuals loan portfolio, was due to increases of (i) R$7,447 million in mortgage loans; and (ii) R$7,047 million in personal loans. The increase was offset by the decrease of R$16,752 million in foreign loans – Latin America, mainly due to the impact of exchange variations, as well as the fact that we only consolidated the results of Banco Itaú Argentina until July 2023; and (ii) R$2,807 million in our corporate portfolio.

Loan and Lease Operations, by asset type	As of		Variation
	December 31, 2023	December 31, 2022	%
	(In millions of R$)		
Individuals	416,616	400,103	4.1
Credit card	136,317	135,855	0.3
Personal loan	60,992	53,945	13.1
Payroll loans	73,472	73,633	(0.2)
Vehicles	33,324	31,606	5.4
Mortgage loans	112,511	105,064	7.1
Corporate	136,461	139,268	(2.0)
Micro/Small and Medium Businesses	169,110	164,896	2.6
Foreign Loans Latin America	188,403	205,155	(8.2)
Total Loan operations and lease operations portfolio	**910,590**	**909,422**	**0.1**

Please see "Note 10 – Loan and Lease Operations" to our consolidated financial statements in IFRS for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders' equity as of December 31, 2023 and December 31, 2022. Please see our consolidated financial statements in IFRS for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation	
	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)			
Financial Liabilities	2,001,691	1,836,690	165,001	9.0
At Amortized Cost	1,944,162	1,755,498	188,664	10.7
Deposits	951,352	871,438	79,914	9.2
Securities sold under repurchase agreements	362,786	293,440	69,346	23.6
Interbank market funds, Institutional market funds and other financial liabilities	630,024	590,620	39,404	6.7
At Fair Value Through Profit or Loss	53,331	77,508	(24,177)	(31.2)
Provision for Expected Loss	4,198	3,684	514	14.0
Insurance contracts and private pension	271,546	233,126	38,420	16.5
Provisions	19,744	19,475	269	1.4
Tax liabilities	9,202	6,773	2,429	35.9
Other liabilities	41,867	47,895	(6,028)	(12.6)
Total liabilities	**2,344,050**	**2,143,959**	**200,091**	**9.3**
Total stockholders' equity attributed to the owners of the parent company	**190,177**	**167,717**	**22,460**	**13.4**
Non-controlling interests	8,873	9,390	(517)	(5.5)
Total stockholders' equity	**199,050**	**177,107**	**21,943**	**12.4**
Total liabilities and stockholders' equity	**2,543,100**	**2,321,066**	**222,034**	**9.6**

Total liabilities and stockholders' equity increased by R$222,034 million, or 9.6%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Deposits increased by R$79,914 million, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase of R$92,376 million in time deposits, due to our commercial strategy to focus on this product in the Retail Business segment and higher demand for fixed income products.

Please see "Note 15 – Deposits" to our consolidated financial statements in IFRS for further details.

Securities sold under repurchase agreements increased by R$69,346 million, or 23.6%, as of December 31, 2023 compared to December 31, 2022, mainly due to an increase of R$61,935 million in government securities.

Please see "Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds" to our consolidated financial statements in IFRS for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$39,404 million, or 6.7%, as of December 31, 2023 compared to December 31, 2022, mainly due to increases of R$34,058 million in interbank market funds, especially in mortgage and financial bills, and R$15,137 million in other financial liabilities, mainly in credit card operations, partially offset by a decrease of R$9,791 million in institutional market funds.

Please see "Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds" and "Note 18 – Other assets and liabilities" to our consolidated financial statements in IFRS for further details.

Insurance contracts and private pension increased by R$38,420 million, or 16.5%, as of December 31, 2023 compared to December 31, 2022, mainly due to the update of private pension contracts known as PGBL and VGBL, due to the performance of the funds as a result of the increase in private pension contracts index.

Please see "Note 27 - Insurance Contracts and Private Pension" to our consolidated financial statements in IFRS for more information.

b) Capital structure

On December 31, 2023, capital stock is represented by nine billion, eight hundred and four million, one hundred and thirty-five thousand and three hundred and forty-eight (9,804,135,348) (9.804.135.348 on December 31, 2022) book-entry shares with no par value, of which four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) (4,958,290,359 on December 31, 2022) are common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) (4,845,844,989 on December 31, 2022) are preferred shares, the latter having no voting rights but, in the event of a sale of the company's controlling stake, the right to be included in a public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share that is part of the controlling block and guaranteeing a dividend at least equal to that of the common shares. Capital stock totals R$90,729 million on December 31, 2023 (R$90,729 million on December 31, 2022).

In the past two fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows:

In R$ Millions	12/31/2023	% of Total liabilities and stockholders' equity	12/31/2022	% of Total liabilities and stockholders' equity
Stockholder's equity (1)	199,050	7.8%	177,107	7.6%
Third parties' capital (2)	2,344,050	92.2%	2,143,959	92.4%
Total equity	**2,543,100**	**100,0%**	**2,321,066**	**100.0%**

(1) Includes minority interest in subsidiaries

(2) Total liabilities exclusing stockholders' equity

Capital-to-risk-weighted assets ratio

As of December 31, 2023, our Total Capital reached R$206,862 million, an increase of R$ 21,447 million compared to December 31, 2022. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 17.0% as of December 31, 2023, an increase of 200 basis points compared to 15.0% as of December 31, 2022, driven by the net income for the period.

Additionally, the Fixed Assets Ratio (*Índice de Imobilização*) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2023, our Fixed Assets Ratio reached 21.5%, which presents a buffer of R$58,879 million.



14.6%
1.5%
13.1%
0.51%
0.16%
-0.09%
15.2%
1.5%
13.7%
Tier I
Sep-23
Net Income in the quarter,Dividends and Interest on Own Capital
Prudencial and Equity adjustments
Risk-Weighted Assets¹
Tier I
Dec-23
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

As of December 31, 2023, the amount of perpetual subordinated debt that makes up Tier I capital is R$18,028 million (R$18,336 million as of December 31, 2022) and the amount of subordinated debt that makes up Tier II capital is R$21,208 million (R$18,431 million as of December 31, 2022).

Please see "Note 32 – Risk and Capital Management" to our audited consolidated financial statements in IFRS for further details about regulatory capital.

[1] The Total Capital consists of the sum of three items, named: (i) Core Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii) Additional Capital: composed of perpetual instruments that meet eligibility requirements. Added to Core Principal, it makes up Tier I; and (iii) Tier II: composed of subordinated debt instruments with defined maturity that meet eligibility requirements. Added to Core Capital and Additional Capital, it makes up Total Capital.

c) Payment capacity in relation to financial commitments assumed

We ensure full payment capacity in relation to the financial commitments assumed and manage our liquidity reserves by estimating the resources that will be available for investment, considering the continuity of business under normal conditions.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco Holding operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by Itaú Unibanco Holding.

Itaú Unibanco Holding manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Additionally, and in accordance with CVM requirements and Central Bank regulations, we deliver our Liquidity Risk Statements (DLR) to the Central Bank on a monthly basis and the following items are prepared regularly and submitted to senior management for monitoring and decision support:

• Different scenarios projected for changes in liquidity.

• Contingency plans for crisis situations.

• Reports and charts that describe the risk positions.

• Assessment of funding costs and alternative sources of funding.

• Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 371,763 million in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 193,779 million in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 191.8% (164.4% at 12/31/2022) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$1,246.2 billion in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 982,376 million in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 126.9% (124.9% at 12/31/2022), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

d) Sources of funding used for working capital and investments in noncurrent assets

The table below shows our average deposits and borrowings for the 12-month periods ended December 31, 2023 and 2022:

Liabilities	2023		2022	
	Average balance	% of total	Average balance	% of total
	(In millions of R$, except percentages)			
Interest-bearing liabilities	**1,983,947**	**81.1%**	**1,702,169**	**78.5%**
Interest-bearing deposits	798,378	32.6%	689,563	31.8%
Savings deposits	174,786	7.1%	183,889	8.5%
Deposits from banks and time deposits	623,592	25.5%	505,674	23.3%
Securities sold under repurchase agreements	328,637	13.4%	261,482	12.1%
Interbank market debt and Institutional market debt	438,861	17.9%	379,593	17.5%
Interbank market debt	316,590	12.9%	250,247	11.5%
Institutional market debt	122,271	5.0%	129,346	6.0%
Reserves for insurance and private pension and Liabilities for capitalization plans	254,228	10.4%	225,091	10.4%
Other interest-bearing liabilities	163,843	6.7%	146,440	6.8%
Non-interest bearing liabilities	**275,243**	**11.2%**	**297,715**	**13.7%**
Non-interest bearing deposits	118,046	4.8%	140,765	6.5%
Other non-interest-bearing liabilities	157,197	6.4%	156,950	7.2%
Total stockholders' equity attributed to the owners of the parent company	**180,105**	7.4%	**159,250**	7.3%
Non-controlling interests	**8,131**	0.3%	**10,062**	0.5%
Total	**2,447,426**	**100.0%**	**2,169,196**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For further information on our sources of funding see "Note 15 – Deposits" to our audited consolidated financial statements.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and sênior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will need to comply with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2023, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to us, but they are allowed to make deposits in our, which represent interbank certificates of deposit (*Certificado de Depósito Interbancário*). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The table below shows the breakdown of our sources of funding in consolidated figures on December 31, 2023 and 2022.

Breakdown of the main sources of funds	2023	% of total funding	2022	% of total funding
	(In millions of R$, except percentages)			
Deposits	**951,352**	**54.0**	**871,438**	**54.8**
Demand deposits	105,634	6.0	117,587	7.4
Savings deposits	174,765	9.9	179,764	11.3
Time deposits	656,591	37.3	564,215	35.5
Interbank deposits	6,448	0.4	4,894	0.3
Other deposits	7,914	0.4	4,978	0.3
Securities sold under repurchase agreements	**362,786**	**20.6**	**293,440**	**18.5**
Interbank market funds	**328,645**	**18.6**	**294,587**	**18.6**
Real estate credit bills	48,955	2.8	28,117	1.8
Rural credit bills	39,072	2.2	36,283	2.3
Financial bills	81,197	4.6	66,605	4.2
Guaranteed real estate bills	59,190	3.4	50,575	3.2
Import and export financing	87,144	4.9	101,152	6.4
On-lending-domestic	13,087	0.7	11,855	0.7
Institutional market funds	**119,591**	**6.8**	**129,382**	**8.1**
Subordinated debt	46,677	2.6	54,540	3.4
Foreing loans through securities	62,692	3.6	70,521	4.4
Funding from structured operations certificates	10,222	0.6	4,321	0.3
Total	**1,762,374**	**100.0**	**1,588,847**	**100.0**

e) Sources of funding for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies

Our board of directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comissão Superior de Risco de Mercado e Liquidez), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by our board of directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside of Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiaries has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as us, and determine their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The table below shows our operational liquidity reserve on December 31, 2023 and 2022:

Operational Liquidity Reserve	As of December 31,		2023 Average
	2023	2022	Balance[1]
	(In millions of R$)		
Cash	32,001	35,381	32,939
Securities purchased under agreements to resell – Funded position [2]	58,714	34,373	57,681
Unencumbered government securities [3]	147,861	189,279	175,935
Operational reserve	**238,576**	**259,033**	**266,555**

(1) Average calculated based on financial statements.

(2) Net of R$ 9,008 (R$14,576 at 12/31/2022), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

Set out below is a discussion of our LCR for the three-month periods ended on December 31, 2023 and 2022 and our NSFR as of December 31, 2023 and 2022.

Liquidity Coverage Ratio (LCR)

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Liquidity Coverage Ratio	Three-month period ended, December 31, 2023	December 31,2022
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	371,763	325,269
Cash Outflows[2]	384,959	361,902
Cash Inflows[3]	191,181	164,104
Total Net Cash Outflows	193,779	197,798
LCR%	**191.8%**	**164.4%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2023 was 191.8% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of December 31, 2023	As of December 31, 2022
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	1,246,214	1,151,750
Total Required Stable Funding (RSF)[2]	982,376	922,395
NSFR (%)	**126.9%**	**124.9%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2023, our ASF totaled R$1,246.2 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$982.4 billion, particularly due to loans and financing with Wholesale Business and Retail Business customers, central governments and transactions with central banks.

As of December 31, 2023, our NSFR was 126.9% and, accordingly, above Central Bank requirements.

f) Indebtedness ratios and characteristics of debts, also describing:

I – Significant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from the retail business segment. Total funds from clients reached R$1,399.6 billion (R$1,295.4 billion on December 31, 2022), and noteworthy were time deposits. Of these total funds,

72.8%, or R$1,019.0 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items - demand deposits and savings deposits - is fairly consistent: the sum of balances grows over time and cash inflows are in excess of outflows when comparing the monthly flow averages.

The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients.

R$ million

Funding from customers	12/31/2023			12/31/2022		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**817,050**	**951,352**		**737,633**	**871,438**	
Demand deposits	105,634	105,634	7.6%	117,587	117,587	9.1%
Savings deposits	174,765	174,765	12.5%	179,764	179,764	13.9%
Time deposits (1)	527,841	656,591	46.9%	434,450	564,215	43.5%
Other	8,810	14,362	1.0%	5,832	9,872	0.8%
Interbank market funds (1)	200,886	328,645	23.5%	130,074	294,587	22.7%
Funds from own issue (2)	-	8	-	-	8	-
Institutional market funds	1,106	119,591	8.5%	4,630	129,382	10.0%
Total	**1,019,042**	**1,399,596**	**100.0%**	**872,337**	**1,295,415**	**100.0%**

1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Deposits received under securities repurchase agreements with securities from own issue.

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, the many bankruptcy estate's creditors are repaid according to order of priority. Particularly in relation to debts comprising the Issuer's indebtedness, the following order of priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier II of the Issuer's Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts are given priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists among the many unsecured creditors or the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier II of the Issuer's Referential Equity are given priority in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity.

Funds raised with the Issuance of subordinated debt securities are as follows:

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2023
Subordinated financial bills - BRL					
	2,146	2019	Perpetual	114% of SELIC	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,052
	50	2019	2028	CDI + 0.72%	71
	2,281	2019	2029	CDI + 0.75%	3,227
	450	2020	2029	CDI + 1.85%	633
	106	2020	2030	IPCA + 4.64%	151
	1,556	2020	2030	CDI + 2%	2,199
	5,488	2021	2031	CDI + 2%	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,029
	1,161	2023	2034	102% of CDI	1,141
	108	2023	2034	CDI + 0.2%	107
	122	2023	2034	10.63%	121
	700	2023	Perpetual	CDI + 1.9%	713
	107	2023	2034	IPCA + 5.48%	106
				Total	**23,256**
Subordinated euronotes - USD					
	1,250	2017	Perpetual	7.72%	6,042
	750	2018	Perpetual	6.50%	3,709
	750	2019	2029	4.50%	3,640
	700	2020	Perpetual	4.63%	3,441
	501	2021	2031	3.88%	2,430
				Total	**19,262**
Subordinated bonds - CLP					
	180,351	2008	2033	3.50% to 4.92%	1,366
	97,962	2009	2035	4.75%	1,060
	1,060,250	2010	2032	4.35%	105
	1,060,250	2010	2035	3.90% to 3.96%	242
	1,060,250	2010	2036	4.48%	1,152
	1,060,250	2010	2038	3.93%	839
	1,060,250	2010	2040	4.15% to 4.29%	647
	1,060,250	2010	2042	4.45%	315
	57,168	2014	2034	3.80%	412
				Total	**6,138**
Subordinated bonds - COP					
	146,000	2013	2028	IPC + 2%	186
	780,392	2014	2024	LIB	835
				Total	**1,021**
Total					**46,677**

IV - Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issuance of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions.

Itaú Unibanco Holding S.A. (Issuer) set up a program to issue and distribute notes through certain financial intermediaries (Program) in March 2010. This Program, as currently existing, establishes that Itaú Unibanco Holding S.A. itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to their terms, to make up Tier I or Tier II of the Issuer's Referential Equity (Notes) up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00).

This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of financial obligations (principal and interest) due under the corresponding Note (nonpayment); (ii) noncompliance with any other material obligations assumed under with the corresponding Note other than the financial obligation to pay the amounts due under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or by its material subsidiaries

(construed as those accounting for at least 10% of the total consolidated assets disclosed in the latest annual balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding's regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding's obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (nonpayment); (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below.

On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013 (revoked and replaced, as from January 2, 2022, by CMN Resolution No. 4,955, of October 21, 2021, but with no impact on the terms of the Program described below). Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer's Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer's Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the head provision of Article 28 of Supplementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, the Subordinated Notes eligible to make up Tier I of the Issuer's Referential Equity provides for (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to shares eligible to the Issuer's Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of the situations described above will be deemed an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part.

Events of Default applicable to Subordinated Notes eligible to make up the Issuer's Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (nonpayment), even though its occurrence will not cause the acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the scope of Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii).

Up to December 31, 2023, none of the aforementioned financial covenants have been breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (Issuances) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on April 15, 2010, settled on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on September 23, 2010, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to five hundred million reais (R$500.000.000,00), payable in U.S. dollars, issued on November 23, 2010, settled on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iv) Reopening of the Second Issuance: Subordinated Notes amounting to two hundred and fifty million U.S. dollars (US$250,000,000.00) issued on January 31, 2011, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP codes and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on June 21, 2011, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to five hundred and fifty million U.S. dollars (US$550.000.000,000) issued on January 24, 2012, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed through the reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP codes and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to one billion, two hundred and fifty million U.S. dollars (US$1,250,000,000.00) issued on March 19, 2012, settled on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to one billion, three hundred and seventy-five million U.S. dollars (US$1,375,000,000.00) issued on August 6, 2012, settled on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to one billion, eight hundred and seventy million U.S. dollars (US$1,870,000,000.00) issued on November 13, 2012, settled on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(x) Eighth Issuance: Senior Notes amounting to one billion and fifty million U.S. dollars (US$1,050,000,000.00) issued on May 26, 2015, settled on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xi) Ninth Issuance: Perpetual Subordinated Notes amounting to one billion, two hundred and fifty million U.S. dollars (US$1,250,000,000.00) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xii) Tenth Issuance: Perpetual Subordinated Notes amounting to seven hundred and fifty million U.S. dollars (US$750,000,000.00) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiii) Eleventh Issuance: Tier II Subordinated Notes amounting to seven hundred and fifty million U.S. dollars (US$750,000,000.00) issued on November 21, 2019, with maturity on November 21, 2029, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiv) Twelfth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on January 24, 2020, settled on January 24, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xv) Thirteenth Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 24, 2020, with maturity on January 24, 2025, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to seven hundred million U.S. dollars (US$700,000,000.00) issued on February 27, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xvii) Fifteenth Issuance: Tier II Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on January 15, 2021, with maturity on April 15, 2031, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

Merger, Amalgamation or Disposal of Assets. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as amalgamation, merger and spin-off processes) without the consent of the owners of the Notes, provided that:

(i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other Program obligations imposed on the Issuer;

(ii) no event of default occurs by carrying out these transactions; and

(iii) based on any public announcement related to the transaction and before its completion, the Issuer delivers to the Trustee a representation executed by its legal representatives stating that the asset disposal in question is in compliance with the conditions and restrictions above, together with a legal opinion issued by an independent legal advisor, declaring the legality, validity and enforcement of the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.

As described above, Senior Notes are subject to default of other debts assumed by Itaú Unibanco Holding S.A. (cross default) or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its material subsidiaries (cross acceleration), in an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A.'s regulatory capital. Taking into account the issuances of Senior Notes issued and not settled, the percentage of financial debt subject to cross acceleration is 0.1%[1].

[1] The indebtedness ratio was calculated taking into account the Senior Notes issued and not settled related to the Thirteenth Issuance, item (xv) above, in the amount of five hundred million U.S. dollars (US$500,000,000.00), corresponding to two billion, four hundred and twenty million, six hundred and fifty thousand Brazilian reais (R$2,420,650,000.00), divided by the total Funding and Borrowings and Onlending in the amount of one billion, seven hundred and eighty-eight million, seven hundred and sixty-three thousand Brazilian reais R$1.788.763.000.000,00) (Note 7 to the Financial Statements under BRGAAP), totaling 0.1%. The exchange rate on December 29, 2023 of R$4.8413 was considered.

g) Limits on financing raised and percentages already used

Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management considers the current BIS ratio (17.0% based on the Prudential Conglomerate, of which 15.2% of Tier I and 1.8% of Tier II) to be appropriate. Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$109,660 million (R$86,328 million on December 31, 2022), higher than Additional Core Capital of R$42,526 million (R$43,350 million on December 31, 2022), widely covered by available capital.

h) Significant changes in each item of the statements of income and of cash flows

The analysis of statements of income and of cash flows is in items 2.2 a) and 2.1 e), respectively, of this form.

2.2. Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2023 and 2022

Highlights

In August 2023, we entered into an agreement to sell all the shares of Banco Itaú Argentina. Due to this sale, the income statement for the year ended December 31, 2023 only reflected the results for the seven-month period ended July 31, 2023.

The table below presents our summarized consolidated statement of income for the years ended December 31, 2023 and 2022.

Please see our consolidated financial statements for the years December 31, 2023 and 2022 for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation	
	2023	2022	R$ million	%
	(In millions of R$)			
Operating revenues	**154,971**	**142,279**	**12,692**	**8.9**
Net interest income[1]	97,712	87,023	10,689	12.3
Non-interest income[2]	57,259	55,256	2,003	3.6
Expected loss from financial assets	**(30,445)**	**(27,737)**	**(2,708)**	**9.8**
Other operating income (expenses)	**(84,826)**	**(77,848)**	**(6,978)**	**9.0**
Net income before income tax and social contribution	**39,700**	**36,694**	**3,006**	**8.2**
Current and deferred income and social contribution taxes	(5,823)	(6,452)	629	(9.7)
Net income	**33,877**	**30,242**	**3,635**	**12.0**
Net income attributable to owners of the parent company	**33,105**	**29,207**	**3,898**	**13.3**

(1) Includes:

(i) interest and similar income (R$222,385 million and R$189,165 million in the years ended December 31, 2023 and 2022, respectively);
(ii) interest and similar expenses (R$(158,250) million and R$(116,747) million in the years ended December 31, 2023 and 2022, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$29,145 million and R$13,325 million in the years ended December 31, 2023 and 2022, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$4,432 million and R$1,260 million in the years ended December 31, 2023 and 2022, respectively).

(2) Includes commissions and banking fees, Income from insurance contracts and private pension and other income.

<u>**2023 compared to 2022**</u>

Net income attributable to owners of the parent company increased by 13.3% to R$33,105 million for the year ended December 31, 2023, from R$29,207 million for the same period of 2022. This is mainly due to an 8.9%, or R$12,692 million increase in operating revenues, partially offset by a 9.0%, or R$6,978 million, increase in other operating income (expenses), and an 9.8%, or R$2,708 million, increase in expected loss from financial assets. These line items are further described below: **Net interest income** increased by R$10,689 million, or 12.3%, for the year ended December 31, 2023, compared to the same period of 2022, mainly due to increases in the following line items (i) R$33,220 million in interest and similar income, mainly due to increases of R$13,618 million in loan operations income related to the increase in the volume of operations, R$8,431 million in income from securities purchased under agreements to resell and R$6,917 million in financial assets at fair value through other comprehensive income; (ii) R$15,820 million in income of financial assets and liabilities at fair value through profit or loss; and (iii) R$3,152 million in foreign exchange results and exchange variations in foreign transactions. These increases were offset by an increase of R$41,503 million in interest and similar expenses.

- **Interest and similar income** increased by 17.6% for the year ended December 31, 2023, compared to the same period of 2022, due to the growth of our loan portfolio, associated

with the gradual change in the portfolio mix to loans to the Retail Business segment, and increased income from securities purchased under agreements to resell.

- **Interest and similar expenses** increased by 35.5% for the year ended December 31, 2023 compared to the same period of 2022, due to increases in the following line items: (i) R$19,150 million in expenses from deposits, especially in time deposits driven by the commercial strategy for this product in the Retail Business segment and the higher demand for fixed-income products; (ii) R$13,225 million in expenses from securities sold under repurchase agreements; and (iii) R$11,665 million in interbank market funds. The increases mentioned above are a result of the increase in the volume of our operations.

Please see "Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss" to our consolidated financial statements in IFRS for further details on interest and similar expenses.

Non-interest income increased by 3.6%, or R$2,003 million for the year ended December 31, 2023 compared to the same period of 2022. This increase was mainly due to (i) a 22.3%, or R$1,206 million, increase in income from insurance contracts and private pension, due to higher insurance sales mainly related to group life products, credit life and mortgage insurance products, and the increase in our financial result of the period; and (ii) a 2.6%, or R$1,165 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and acquiring businesses.

The following chart shows the main components of our banking service fees for the years ended December 31, 2023, and 2022:


Commissions and Banking Fees
45,731
44,566
3,112
3,596
2,544
21,177
2,702
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

Please see "Note 22 – Commissions and Banking Fees" to our consolidated financial statements in IFRS for further details on banking service fees.

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$2,708 million, or 9.8%, for the year ended December 31, 2023, compared to the same period of 2022, mainly due to an increase in expected loss with loan and lease operations of R$3,413 million for the year ended December 31, 2023, compared to the same period of 2022. This increase was mainly due to an increase in our credit portfolio and higher provisions in the Retail Business segment in Brazil, a result of the increase in origination of unsecured consumer credit products. Additionally, our provision for loan losses in the Wholesale Business segment in Brazil was higher due to the normalization of the provision flow in this segment, due to the

reversal of provision as a result of the upgrade of the credit ratings of certain clients in the segment in 2022.

Please see "Note 10 — Loan and Lease operations" to our consolidated financial statements in IFRS for further details on our loan and lease operations portfolio.

- **Non-performing loans:** We calculate our 90-day non-performing loan, or NPL ratio, as the value of our 90-day non-performing loans to our loan portfolio.

As of December 31, 2023, our 90-day NPL ratio was 3.1%, a decrease of 20 basis points compared to December 31, 2022. This decrease was due to the decrease of 30 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the better quality of recent vintages. The NPL ratio of our companies loan portfolio remained stable compared to December 31, 2022. In the fourth quarter of 2023, we recorded sales of active portfolios with no risk retention to non-related companies. From these sales, R$375 million refer to active loans that were more than 90 days overdue, of which R$344 million would still be an active loan portfolio at the end of the period if not sold. Additionally, we sold R$195 million which refers to active portfolios non-overdue or with short delinquency. These sales did not have a material impact on delinquency ratios.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2023, our 15 to 90 days NPL ratio was 2.3%, an increase of 10 basis points when compared to December 31, 2022. During this period our 15 to 90-day NPL ratio increased by 10 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, however it is worth noting that this level is the lowest of the year as set forth in the graphic below. Additionally, the NPL ratio of our companies loan portfolio increased by 10 basis points as of December 31, 2023 compared to December 31, 2022.

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2022, through December 31, 2023:


90-day NPL Ratio
4.8%
4.8%
5.0%
5.1%
4.5%
3.3%
3.3%
3.4%
3.5%
3.1%
1.4%
1.4%
1.4%
1.5%
1.4%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Total
Companies
Individuals


15 to 90-days NPL Ratio
3.2%
3.5%
3.5%
3.5%
3.3%
2.2%
2.5%
2.5%
2.4%
2.3%
0.9%
1.2%
1.2%
1.1%
1.0%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Total
Companies
Individuals

Coverage ratio (90 days): we calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2023, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 216% compared to a ratio of 212% as of December 31, 2022. This increase was mainly due to the decrease in 90-day NPL, concentrated in the individuals segment in Brazil and driven by the better quality of recent vintages.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2022, through December 31, 2023:


Coverage Ratio (90 days) (1)
212%
212%
212%
209%
216%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
(1) Data presented in BRGAAP.

Other Operating Income (Expenses) increased by 9.0% to an expense of R$84,826 million for the year ended December 31, 2023, from an expense of R$77,848 million for the same period of 2022. This increase was mainly due to the R$6,829 million, or 9.9%, increase in our general and administrative expenses for the year ended December 31, 2023. This increase was due to: (i) the losses associated with the sale of Banco Itaú Argentina; (ii) the effects of our annual collective wage agreement; (iii) the increase in profit sharing expenses; (iv) higher expenses with depreciation and amortization; and (v) higher expenses with data processing and telecommunications.

Please see "Note 23 – General and Administrative Expenses" to our consolidated financial statements in IFRS for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$5,823 million for the year ended December 31, 2023, from an expense of R$6,452 million in the year ended December 31, 2022, mainly driven by the increase with interest on capital, due to the increase in the average annualized long-term interest rate, or TJLP, from 6.78% in the year ended December 31, 2022 to 7.05% in the same period of 2023.

Please see "Note 24 – Taxes" to our consolidated financial statements in IFRS for further details.

b) Material changes in revenue arising from introduction of new products and services, changes in volumes and prices, foreign exchange rates and inflation

Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client's creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Fluctuations in interest rates may significantly affect our net margins since they impact funding and lending costs. Main changes in revenue are outlined in item 2.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and finance result of the issuer, if material

We carried out a sensitivity analysis per market risk factors considered material. Resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution No. 4,557 of February 23, 2017, and Resolution No. 111 of July 6, 2021 of the Central Bank of Brazil.

The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management's dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified, minimizing possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

Trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, carried out with a trading intention.

Trading portfolio	Exposures	12/31/2023 (*)			12/31/2022 (*)		
Risk factors	Risk of variations in:	Scenarios			Scenarios		
		I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.4)	(103.1)	(209.8)	0.0	(29.9)	(66.7)
Currency Coupon	Foreign Exchange Coupon Rates	0.0	(40)	(81.7)	(0.1)	(71.8)	(135)
Foreign Currency	Foreign Exchange Rates	0.0	(77)	(33.2)	(2.1)	33.8	114.5
Price Indices	Inflation Coupon Rates	0.0	1.5	1.2	0.4	(29.3)	(60.9)
TR	TR Coupon Rates	0.0	0.0	0.0	0.0	0.0	0.0
Equities	Prices of Equities	0.9	196.3	250.2	0.5	61.4	137.9
Other	Exposures that do not fall under the definitions above	0.2	(24.2)	(70.4)	(0.2)	8.4	18.9
Total		**0.7**	**(46.5)**	**(143.7)**	**(1.5)**	**(27.4)**	**8.7**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2023 (*)			12/31/2022 (*)		
Risk factors	Risk of variations in:	Scenarios			Scenarios		
		I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(13.4)	(3,253.4)	(6,285.7)	(9.6)	(2,862.8)	(5,432.1)
Currency Coupon	Foreign Exchange Coupon Rates	(0.9)	(267)	(499.3)	(1)	(201.4)	(365.7)
Foreign Currency	Foreign Exchange Rates	0.9	(78.5)	(30)	1.1	(29.6)	(4)
Price Indices	Inflation Coupon Rates	(0.8)	(92)	(226.5)	0.1	(117.4)	(427.3)
TR	TR Coupon Rates	0.2	(61)	(174.9)	0.2	(45.1)	(123.9)
Equities	Prices of Equities	5.6	90.5	41.8	4.3	(31.3)	(47.5)
Other	Exposures that do not fall under the definitions above	0.1	(26)	(73.9)	2.5	7.1	16.2
Total		**(8.3)**	**(3,687.4)**	**(7,248.5)**	**(2.4)**	**(3,280.5)**	**(6,384.3)**

(*) Amounts net of tax effects.

To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among these many factors:

Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices;

Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor.

Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2023, total average Value at Risk (VaR) under Historical Simulation amounted to R$931 million, or 0.5%, of total equity (for the whole of 2022 it was R$678 million, or 0.4%, of total equity).

Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, since it is primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions.

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please refer to section "Currency Risk" of the Complete Financial Statements (IFRS), Note 32 – Risk and Capital Management for further information.

The gap management policy adopted by the CSRML takes into consideration the tax effects related to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are given a specific treatment, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

The information below was prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$79.4 billion on December 31, 2023, under the gap management policy adopted as mentioned above. Note that the bank applies either economic hedge or accounting hedge to net investments abroad.

R$ million

Exchange Rate Sensitivity	For The Year Ended December 31, 2023				
	Brazilian currency	Denominated in foreign currency(1)	Indexed to foreign currency(1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)				
Assets	**1,996,523**	**495,824**	**50,753**	**2,543,100**	**21.5**
Cash	7,447	23,021	1,533	**32,001**	76.7
At Amortized Cost	1,319,313	328,472	38,440	**1,686,225**	21.8
Compulsory deposits in the Central Bank of Brazil	145,404	0	0	**145,404**	0.0
Interbank deposits	22,242	28,765	0	**51,007**	56.4
Securities purchased under agreements to resell	235,656	2,665	0	**238,321**	1.1
Securities	214,381	33,511	12,851	**260,743**	17.8
Loan operations and lease operations portfolio	632,358	252,377	25,855	**910,590**	30.6
Other financial assets	110,237	17,462	0	**127,699**	13.7
(-) Provision for Expected Loss	-40,965	-6,308	-266	**-47,539**	13.8
At Fair Value Through Other Comprehensive Income	52,988	76,866	185	**130,039**	59.3
Securities	52,988	76,866	185	**130,039**	59.3
At Fair Value Through Profit or Loss	504,245	54,285	9,824	**568,354**	11.3
Securities	490,928	14,710	6,114	**511,752**	4.1
Derivatives	11,966	39,575	3,710	**55,251**	78.3
Other financial assets	1,351	0	0	**1,351**	0.0
Insurance contracts	141	0	0	**141**	0.0
Investments in associates and joint ventures	9,282	11	0	**9,293**	0.1
Fixed assets, net	8,650	485	0	**9,135**	5.3
Goodwill and Intangible assets, net	16,330	7,034	0	**23,364**	30.1
Tax assets	59,750	4,019	752	**64,521**	7.4
Other assets	18,377	1,631	19	**20,027**	8.2
Percentage of total assets	**78.5**	**19.5**	**2.0**	**100.0**	
Liabilities and Stockholders' Equity	**1,974,080**	**551,296**	**17,724**	**2,543,100**	**22.4**
At Amortized Cost	1,424,241	505,589	14,332	**1,944,162**	26.7
Deposits	706,849	244,107	396	**951,352**	25.7
Securities sold under repurchase agreements	320,946	41,840	0	**362,786**	11.5
Interbank market debt	245,429	76,973	6,243	**328,645**	25.3
Institutional market debt	30,478	82,303	6,810	**119,591**	74.5
Other financial liabilities	120,539	60,366	883	**181,788**	33.7
At Fair Value Through Profit or Loss	12,812	37,133	3,386	**53,331**	76.0
Derivatives	12,252	36,837	3,386	**52,475**	76.7
Structured notes	0	296	0	**296**	100.0
Other financial liabilities	560	0	0	**560**	0.0
Provision for Expected Loss	3,700	492	6	**4,198**	11.9
Loan Commitments	3,062	249	0	**3,311**	7.5
Financial Guarantees	638	243	6	**887**	28.1
Reserves for insurance and private pension	271,546	0	0	**271,546**	0.0
Provisions	19,680	64	0	**19,744**	0.3
Tax liabilities	7,979	1,223	0	**9,202**	13.3
Other liabilities	35,072	6,795	0	**41,867**	16.2
Non-controlling interests	8,873	0	0	**8,873**	0.0
Total stockholders' equity attributed to the owners of the pa	190,177	0	0	**190,177**	0.0
Percentage of total liabilities and stockholders' equity	**77.6**	**21.7**	**0.7**	**100.0**	

1) Predominantly U.S. dollar.

2.3. Executive officers should comment on:

a. changes in accounting policies that have resulted in significant effects on the information in items 2.1 and 2.2

In 2023, IFRS 17 – Insurance Contracts was adopted: This pronouncement replaces IFRS 4 – Insurance Contracts. IFRS 17 is applicable to all insurance and reinsurance contracts beginning on or after January 1, 2023, with a transition date of January 1, 2022 for comparative purposes. The transition approach adopted was the modified retrospective approach.

Until December 31, 2021, we decided not to change our accounting policies for insurance contracts, which follow IFRS 4, based on generally accepted accounting practices in Brazil (BRGAAP):

• Private Pension Plans - Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates), specifying annuity rates to the policyholder.

• Insurance premiums - Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

• Insurance contract liabilities - Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

• Liability Adequacy Test - we test liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in effect at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

Transition to IFRS 17

The main changes identified by us due to the adoption of IFRS 17 are related to the aggregation and measurement of insurance and private pension contracts.

(i) Aggregation and measurement of insurance and private pension contracts

IFRS 17 requires that insurance contracts be grouped considering similar risks, their management, the period for which the contract was issued and the expected profitability at the time of initial recognition The groups of insurance and private pension contracts refer to contracts issued in the quarter.

We group insurance and health products in the Insurance portfolio and supplementary pension plans in the Private Pension portfolio.

Insurance portfolio is mainly made up of products covering people and damage and is broken down into groups of contracts effective for up to one year and contracts with longer terms. The Private Pension portfolio is made up of products with survivorship and death and disability risk coverage, and it is broken down into three groups: risk coverage plans, and survivorship plans with and without a direct participation feature.

To measure the groups of insurance and pension plan contracts, we use three measurement approaches: BBA, VFA and PAA, based on the characteristics of the insurance and pension plan contracts:

• Building Block Approach (BBA): applicable to all insurance contracts without direct participation features, and corresponds to the general model. This approach is used to insurance and pension plan contracts with coverage term longer than one year or those that are onerous.

• Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features, which are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. This approach is adopted for private pension plans, namely *Plano Gerador de Benefícios Livres* (PGBL - Defined Contribution Pension Plan) and *Vida Gerador de Benefícios Livres* (VGBL - Life Insurance Plan with Survival Coverage) since contributions paid by policyholders result in a return based on the profitability of the investment fund especially created and in which funds are invested. The policyholder is then able to earn income after the accumulation period.

• Premium Allocation Approach (PAA): applicable to contracts with terms of up to 12 months or when they produce results similar to those that would be obtained if the general model was used. This approach is used to insurance contracts with coverage terms of one year or less.

The initial recognition of the groups of insurance and private pension contracts is based on the total of the following:

• Contractual Service Margin, which represents the unearned profit that will be recognized as the insurance policy is realized.

• Fulfillment cash flow, made up by the present value of the cash flow estimates of inflows and outflows over the coverage period of the portfolio, adjusted for non-financial risk. The adjustment for non-financial risk is a compensation required for bearing the uncertainty of non-financial factors about amount and timing of future cash flows that arises.

Assets and Liabilities for insurance and pension plan contracts are subsequently segregated between:

• Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension - PGBL and VGBL portfolio, the contractual service margin is recognized according to the provision of the insurance risk management service, and in the other portfolios, it is recognized on a straight-line basis over the term of the contract.

• Asset or Liability for Incurred Claims: represented by the fulfillment cash flows related to services already provided, that is, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in Operating Income from Insurance Contracts and Private Pension, net of Reinsurance.

We adopted the modified retrospective approach due to unavailability of historical data, using reasonable and supportable information to measure the insurance and private pension contracts in effect on the transition date. We used the permitted modification and opted for a single grouping of contracts in accordance with its products and portfolios. In addition, we estimated future cash flows on the transition date, adjusting them for historical information prior to that date. Regarding discount rates, their averages for the period between 2015 and 2021 were considered. The contractual service margin was established after applying the risk adjustment for non-financial risk to the future cash flows determined

We prepared comparative information for 2022 in compliance with IFRS 17, and the amounts related to insurance contracts from previous periods were classified, measured, and presented according to the previous standard (IFRS 4 - Insurance Contracts).

For portfolios of long-term insurance and private pension contracts, except for Private Pension - PGBL and VGBL portfolio, we opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and Income for the period, with no effect on the transition date. In the portfolios of short-term insurance and Private Pension - PGBL and VGBL, the financial income is fully recognized in income for the period.

(ii) Redesignation of Financial Assets

As IFRS 17 changed the measurement of insurance contracts, which are now recognized at the present value of the obligation, we partially redesignated, on the transition date and as permitted by the standard, the business model of financial instruments that were classified at Amortized Cost to Fair Value through Other Comprehensive Income. This business model aims at maximizing the results of financial assets through sales in windows of opportunity, in addition to the receipt of principal and interest, thus allowing for better symmetry between assets and liabilities.

In 2022 there were no significant changes in accounting policies.

Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about the accounting policies.

b. modified opinions and emphases in the auditor's report

There was no qualifications or emphases in the auditor's report for 2023 and 2022.

2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results:

a) Introduction or disposal of operating segments

Disclosure of Results per segment

The current business segments of Itaú Unibanco are described below:

Retail Business: Retail Business offers products and services to both account and non-account holders, including: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very small and small companies.

Wholesale Business: Wholesale Business comprises: (i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

Activities with the Market + Corporation: It includes: (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either Retail Business or Wholesale Business.

b) incorporation, acquisition or disposal of ownership interest

BANCO ITAÚ ARGENTINA S.A.

After meeting certain precedent conditions set forth in the agreement and obtaining the required regulatory authorizations in Argentina, we sold of all its shares held in Banco Itaú Argentina S.A. and its subsidiaries to Banco Macro S.A., or Macro. On closing of the transaction, we received from Macro the amount of US$50 million through its subsidiary.

The transaction was completed on November 3, 2023 and the non-recurring impact of this transaction was recorded in our income statement for the third quarter of 2023, with a negative impact of R$1,212 million.

BANCO ITAÚ CHILE (FORMERLY NAMED ITAÚ CORPBANCA).

On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its associates, shares issued by Banco Itaú Chile (formerly named Itaú CorpBanca) within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States. Accordingly, Itaú Unibanco's equity interest increased to 65.62% from 55.96% of Banco Itaú Chile's total voting capital.

On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of Itaú Unibanco Holding approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition, by Itaú Unibanco or its associates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Banco Itaú Chile's total voting capital. As disclosed in the Announcement to the Market of July 10, 2023, stockholders holding 2,122,994 shares and 554,650 ADSs, both of them issued by Banco Itaú Chile and representing approximately 1.07% of its capital stock, participated in the voluntary tender offers held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which occurred on July 13, 2023, IUH became the direct or indirect holder of 66.69% of Banco Itaú Chile's capital stock. The stockholders who participated in the Tender Offers received a total amount of 19,616,957,314.85 Chilean pesos.

Between November 13, 2023 and November 22, 2023, IUH acquired, by itself or by its associates, shares of Banco Itaú Chile on the Chilean Stock Exchange and became the direct or indirect holder of 67.42% of Banco Itaú Chile's total capital stock.

AVENUE

On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the co-controlling interest of Avenue Holding Cayman Ltd, or Avenue.

The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock.

Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.

TOTVS Techfin

On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.

The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023.

The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million.

In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals.

Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.

IDEAL.

On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal.

This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.

XP INC.

On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.'s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders' agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.'s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital.

In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.'s capital stock.

In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.'s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc.

XPart was later merged with XP Inc. As a result of the merger, XPart's controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart's shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger.

Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we

entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022.

During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock.

ZUP.

On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price.

This acquisition has been implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed in May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0,6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which closed on March 28, 2024, we acquired the remaining stake in Zup's share capital, making us its sole shareholder.

c. unusual events or operations

In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no material unusual events in 2023.

In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were:

In 2023:

(i) sale of Banco Itaú Argentina S.A. (BIA) in the amount of R$(1,212) million and (ii) result of the partial disposal of interest in XP Inc. in the amount of R$(129) million.

2.5. If the issuer disclosed in the previous year or if it wishes to disclose in this form any non-accounting measures, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should:

a. inform the amount of non-accounting measures

No non-accounting measures were disclosed in the previous year in our financial statements under IFRS.

b. perform a reconciliation between the amounts disclosed and the amounts in the audited financial statements

None.

c. explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations

None.

2.6. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

There was no subsequent event.

2.7. Executive officers should comment on allocation of profit, indicating:

The Board of Directors submits to the Annual General Stockholders' Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are:

(i) 5% to the Legal Reserve, which should not exceed 20% of capital stock;

(ii) distribution of dividends to stockholders (please see items "b" and "c" below); and

(iii) setting up the Statutory Reserve, whose purpose is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders' remuneration, and its balance may also be used:

(i) in redemption, reimbursement or own share buyback operations, under current legislation; and

(ii) in contribution to capital stock, including by means of new share bonus.

The Statutory Reserve will be comprised of funds:

a) equivalent to up to 100% of profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and

d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76.

	Year 2023
a. Rules on retention of earnings	No changes in the rules
a.i. Retained earnings amounts	No earnings retained
a.ii. Percentage to total declared earnings	Not applicable
b. Rules on distribution of dividends	Amount not below 25% of profit calculated for the year Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.
c. Frequency of distribution of dividends	Monthly – mandatory Semi-annually - additional
d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions	CMN Resolution No. 4,820/20, as amended by CMN Resolution No. 4,885/20, has restricted the distribution of dividend and payment of interest on capital in companies regulated by the Central Bank of Brazil. However, these restrictions are not applicable to the year ended December 31, 2023.
e. Whether the issuer has a formally approved policy on allocation of earnings, informing the approving body, date of approval and, if the issuer discloses the policy, where this document can be found on the Web	Stockholder Remuneration Policy (dividends and interest on capital) approved by the Disclosure and Trading Committee at the meeting held on January 20, 2023, which may be accessed on the websites of CVM (http://www.cvm.gov.br/ > Companhias > Informações Periódicas e Eventuais Enviadas à CVM > Itaú Unibanco > Política de Dividendos) and of the Investor Relations (www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Policies)

a. Rules on retention of earnings

No changes were made to the rules on retention of earnings over the last fiscal year. In accordance with Brazilian Corporate Law, at an Annual General Stockholders' Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of the profit for the year previously approved as part of the capital budget. Additionally, the minimum mandatory dividends may not be paid

in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer's financial position.

a.i.) Retained earnings amounts

In 2023, no earnings were retained, and dividends paid by the Issuer were higher than the minimum mandatory dividend.

b. Rules on distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.

As resolved by the Board of Directors, interest on capital can be paid by including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7, of Law No. 9,249/95. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any share split or reverse split. After the payment of the priority dividend due to preferred stockholders, a dividend will be paid to common stockholders at R$0.022 per share, non-cumulative and adjusted for any share split or reverse split.

Capital Management and Distribution of Profits

To ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios.

The total amount to be distributed each year will be set by the Board of Directors, considering, among others:

1. the Company's capitalization level, according to the rules issued by the Central Bank of Brazil;

2. the minimum level established by the Board of Directors of 13.5% for Tier I Capital;

3. profitability in the year;

4. the prospective use of capital based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirements; and

5. changes in tax legislation.

Therefore, the percentage to be distributed may change every year according to Company's profitability and capital demands, considering at all times the minimum distribution set forth in the Bylaws.

Under the implementation of minimum capital requirements set by Basel III standards, CMN Resolution No. 4,958 provides that dividends may not be paid if a financial institution fails to comply with additional capital requirements required in their entirety as from 2019.

This restriction on dividend payment will be progressively applied, according to the extent of nonconformity with the additional capital requirements.

• If a financial institution's additional capital requirement is lower than 25% of the capital set by CMN for that year, no dividends or interest on capital will be distributed accordingly.

• If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed.

• If the additional capital is between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed.

• If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed.

At the end of December 2023, BIS ratio reached 17.0%, of which:

(i) 15.2% related to Tier I Capital, composed of the sum of Core Capital and Additional Capital; and

(ii) the amounts of Tier I and Tier II Capital totaled R$185.1 billion and R$21.7 billion, respectively on December 31, 2023.

These indicators provide evidence of our effective capacity of absorbing unexpected losses.

For further information, please see "Risk and Capital Management – Pillar 3" report on our website www.itau.com.br/relacoes-com-investidores > Results and Reports > Regulatory Reports > Pillar 3 > Risk and Capital Management – Pillar 3.

c. Frequency of distribution of dividends

Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders.

Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. This Policy has set the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month.

The Extraordinary General Stockholders' Meeting of July 27, 2018 approved the Company's stock split at 50%. Monthly dividends were kept at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders were added by fifty percent (50%), after the inclusion of the split shares in the stockholding position.

Additionally, over the past three years dividends/interest on capital were also paid out in addition to monthly proceeds, for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these payments, management verifies the existing earnings to determine the amount of dividends/interest on capital to be distributed as mandatory minimum amount (see item "a" above). Of this mandatory minimum amount, the monthly amount already paid is discounted and the resulting difference will determine the additional dividend/interest on capital to be realized to meet the mandatory minimum amount for the year.

The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Policies.

To see the Issuer's record of payments, please access the Investor Relations website: http://www.itau.com.br/relacoes-com-investidores> Itaú Unibanco > Our Shares > Shares and Dividends & Interest on Capital > History of Dividends and Remuneration of Stockholders.

2.8. Executive officers should describe any material items not reported in the issuer's financial statements, indicating:

a. assets and liabilities directly or indirectly held by the Issuer not reported in its balance sheet (off-balance sheet items), such as:

i. written-off portfolios of receivables for which the entity has not retained or transferred any risks and benefits of ownership of the transferred asset, indicating related liabilities

There is no, other than those already disclosed in the Financial Statements under IFRS.

ii - agreements for future purchase and sale of products or services

There is no, other than those already disclosed in the Financial Statements under IFRS.

iii. agreements for construction in progress (CIP)

There is no, other than those already disclosed in the Financial Statements under IFRS.

iv. agreements for future receipt of financing

There is no, other than those already disclosed in the Financial Statements under IFRS.

b. Other items not reported in the financial statements

We disclose in Note 32 (Risk and Capital Management) to the IFRS financial statements the off-balance sheet commitments, as follows:

Off balance commitments	Note	12/31/2023				
		0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial guarantees		2,875	32,938	14,264	52,545	**102,622**
Loan commitments		176,017	51,101	10,313	192,647	**430,078**
Letters of credit to be released		20,850	-	-	-	**20,850**
Contractual commitments - Fixed and Intangible assets	13, 14	-	3	-	-	**3**
Total		**199,742**	**84,042**	**24,577**	**245,192**	**553,553**

2.9. With respect to each of the items not reported in the financial statements indicated in item 2.8, executive officers should comment on:

a. how these items change or may change revenues, expenses, operating income and expenses, finance costs or other items of the issuer's financial statements

None.

b. the nature and purpose of the operation

None.

c. the nature and amount of the liabilities assumed and rights generated in favor of the issuer as a result of the operation

None.

2.10. Executive officers should indicate and comment on the main elements of the issuer's business plan, describing, in particular, the following topics:

a. investments, including:

i. quantitative and qualitative description of the investments in progress and expected investments

ii. sources of investment financing

iii. relevant divestitures in progress and expected divestitures

Actual and expected investments and divestitures in 2023 are described in item 2.4b.

The optimization of our branch network is carried out based on our clients' behavior and needs, taking into consideration at all times the availability of physical points of service and digital channels, according to demand and in conformity with our phygital strategy.

We carry out a thorough assessment of the performance of our branches, checking out circulation of clients and creation of new business, as well as the ability to retain and keep our active clients satisfied and working closely with the bank.

Therefore, we recorded an annual reduction of 6.5% in brick-and-mortar branches in Brazil. In Latin America, this reduction was driven by the sale of Banco Itaú Argentina, which had 68 branches in June 2023.

b. provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer's production capacity.

Not applicable, since no plant, equipment, patents or other assets that are expected to have a material impact on the Issuer's production capacity were acquired.

c. new products and services, indicating:

i. description of researches already disclosed

ii. total amounts spent by the issuer in research for the development of new products and services

iii. projects in progress already disclosed

iv. total amounts spent by the issuer in the development of new products and services

Not applicable, since no new product or services were acquired.

d. ESG opportunities included in the issuer's business plan

Our vision is to be a leading institution in sustainable performance and customer satisfaction by means of the generation of value shared among all stakeholders, clear performance to ensure the longevity of business and compliance with laws and regulatory rules. ESG issues are taken into account in the integration of the institution's risks and opportunities, with guidelines included in the Environmental, Social and Climate Responsibility Policy (PRSAC).

The ESG opportunity strategy includes the following topics:

I. Description of sustainability and transparency targets with quantitative or qualitative data on the strategic ambition;

II. Description of the list of products and services offered by the institution that positively contribute to aspects of an environmental, social and climate nature;

III. Financing volume in positive impact sectors;

IV. Alignment to the climate strategy, contributing to clients' transition to meet NetZero commitment by 2050;

V. Other relevant changes in the ESG strategy.

We monitor the main ESG risks and opportunities related to business based on the positive impact commitments, through short, medium and long-term targets, which may be accessed on the website www.itau.com.br/sustentabilidade and in the 2023 ESG Report. In 2023, we achieved 89% of the 400 Billion Target to finance positive impact sectors, with 356 billion granted in the period (August 2019 to December 2023).

In 2023, Itaú's performance highlights were focused on sustainable and climate finance. Worth noting is the first Brazilian sustainable bond, and Itaú served as ESG advisor and coordinator of the issuance that raised 2 billion U.S. dollars, which will be fully allocated to environmental and social investments, key areas to the country. Another agenda highlight is the introduction of agribusiness-related products, contributing to provide the sector with more sustainable practices.

Aware of the need to innovate, we search for collaboration among large corporations and startups through Cubo ESG, where transformations initially related to decarbonization of priority sectors are fostered. Throughout the past year, a series of thematic meetings were promoted to encourage clients' transition and foster the exchange of knowledge on sustainable-development best practices.

2.11. Comment on other factors that have significantly affected the operational performance and that were not identified or commented on in the other items of this section

The complete consolidated financial statements under IFRS for 2023 are available on our website: www.itau.com.br/relacoes-com-investidores> Results and Reports > Results Center > Complete Financial Statements (IFRS) – 4Q23.

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing department is responsible for defining and managing Itaú Unibanco's marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco's internal policy, which sets out the rules, procedures and responsibilities of the bank's internal departments in relation to such sponsorships.

As disclosed in our financial statements (Note 23 – General and Administrative Expenses), expenses on advertising, promotions and publications totaled R$(1,996) in 2023, and R$(2,003) in 2022.

3. Projections

3.1 Projections should identify:

Information provided in this item on business prospects, projections and operational and financial targets is solely forecasts based on Management's current expectations in relation to the future of the Bank. These prospects are highly dependent on market conditions and the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may substantially differ from those stated in this forward-looking information.

This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future developments and financial trends that affect our activities.

In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may substantially differ from those stated in this forward-looking information.

Words such as "believe", "may", "should", "estimate", "continue", "anticipate", "intend", "expect" and the like are used to identify forward-looking statements, but are not the only way to identify such statements.

a) subject matter of the projection

These projections are calculated based on the financial statements under BRGAAP, based on:

a.1) Accumulated variation in the 12-month period:

Total loan portfolio, including financial guarantees provided and corporate securities;
Financial margin with clients;
Commissions and fees and result from insurance operations; and
Non-interest expenses.

a.2) Accumulated amount in the 12-month period:

Financial margin with the market; and
Cost of credit, composed of result from loan losses, Impairment, and discounts granted;

a.3) Expected income tax and social contribution rate.

b) projected period and the period for which the projection is valid

Projected period: Fiscal year 2024;
Project validity: This year or until Management states otherwise.

c) assumptions considered, stating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under the control of Management for fiscal year 2024

Guidance disclosed to the market is based on the assumed alignment with the bank's projected budget for the year. The budgets for results and balances of loan operations balance and of equity accounts are evaluated to ensure this alignment. The range disclosed is defined according to management's expectations. It is worth pointing out that regular analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, it is possible to assess the need for possible changes in public expectations. This guidance does not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2024

This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors:

- General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets;
- General economic and political conditions abroad, particularly in the countries where we operate;
- Disruptions and volatility in the global financial markets;
- Increases in compulsory deposits and reserve requirements;
- Government regulations and tax laws, and respective amendments thereto;
- Regulation and liquidation of our business on a consolidated basis;
- Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure;
- Holders of our shares and ADSs may face difficulties to receive dividends;
- Failure or hacking of our security and operational infrastructure or systems;
- Our ability to protect personal or other data;
- Fiercer competition and consolidation of the sector;
- Changes in our loan portfolios and the value of our securities and derivatives;
- Losses associated with counterparty exposure;
- Our exposure to the Brazilian public debt;
- Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves;
- Efficiency of our risk management policies;
- Damage to our reputation;
- Ability of our controlling stockholder to run our business;
- Difficulties to integrate new or merged business;
- Impact of environmental and social issues;
- The effects of pandemics and health crises may adversely affect the future results of our operations and impact the market price of our securities; and
- The Company's other risk factors are listed in item 4.1 Describe Risk Factors of this Reference Form.

d) guidance information

Projections for fiscal year 2024

The table below presents the projections for fiscal year 2024, according to the Material Fact disclosed on February 5, 2024.

2024 Guidance

	Consolidated	Growth on a comparable basis[4]	
Total credit portfolio[1]	Growth between 6.5% and 9.5%		
Financial margin with clients	Growth between 4.5% and 7.5%	Growth between 5.5% and 8.5%	
Financial margin with the market	Between R$3.0 bn and R$5.0 bn		
Cost of credit[2]	Between R$33.5 bn and R$36.5 bn		
Commissions and fees and results from insurance operations[3]	Growth between 5.0% and 8.0%	Growth between 5.5% and 8.5%	
Non-interest expenses	Growth between 4.0% and 7.0%	Growth between 5.0% and 8.0%	Core expenses below inflation
Effective tax rate	Between 29.5% and 31.5%		

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina.

It is worth mentioning that the Company considers, for business management purposes, a cost of capital of approximately 13.75% p.y.

3.2 If the issuer has disclosed guidance over the last three fiscal years:

a. Inform which ones are being replaced by new projections included in the form and which ones are the same in the form

For the 2024 projections, indicators presented and monitored are: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income and social contribution tax rate. In comparison with 2023, we did not present the efficiency ratio in Brazil and on a consolidated basis in 2024. In comparison with 2022, we did not present the guidance for efficiency ratio in Brazil and on a consolidated basis, for recurring managerial ROE and for tier I capital ratio in 2024. We present in 2024 the perspective for the same indicators presented in 2021.

As of 2023 projections, we present consolidated indicators only, excluding data for Brazil.

b. with respect to projections related to periods already elapsed, compare the data projected with the effective performance of indicators, clearly stating the reason for any deviations from projections

Projections for fiscal year 2023

As Material Fact disclosed on November 6th, 2023, the Company decided to reaffirm and normalize the projection released to the market due to the sale of the operations of Bank Itaú Argentina S.A. Excluding the impacts of the sale of the operations in Argentina from the projections, the guidance previously disclosed was reaffirmed.

	Consolidated	
	Actual	Guidance
Total credit portfolio[1]	3.1%	between 5.7% and 8.7%
Financial margin with clients	12.5%	between 12.5% and 15.5%
Financial margin with the market	R$3.3 bn	between R$1.6bn and R$3.6bn
Cost of credit[2]	R$36.9 bn	between R$36.5 bn and R$40.5 bn
Commissions and fees and results from insurance operations[3]	5.3%	between 4.7% and 6.7%
Non-interest expenses	6.5%	between 4.0% and 8.0%
Consolidated efficiency ratio Brazil efficiency ratio	39.9% 37.9%	Consolidated efficiency ratio below 40% and below 38% in Brazil
Effective tax rate	28.1%	between 26.7% and 28.7%

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for deviations:

Loan portfolio: the lower-than-expected growth is mainly due to fx variation on the loan book in foreign currency, lower-than-expected demand for corporates in Brazil in the first half of the year, and lower-than-expected growth of the payroll loans.

Projections for fiscal year 2022

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	11.1%	growth between 15.5% and 17.5%	14.2%	growth between 19.0% and 21.0%
financial margin with clients	27.2%	growth between 25.0% and 27.0%	27.7%	growth between 26.5% and 28.5%
financial margin with the market	R$2.9 bn	between 1.0 bn and 3.0 bn	R$1.4 bn	between 0.3 bn and 2.3 bn
cost of credit[3]	R$32.3 bn	growth between 28.0 bn and 31.0 bn	R$30.2 bn	between 26.0 bn and 29.0 bn
commissions and fees and results from insurance operations[4]	7.8%	growth between 7.0% and 9.0%	8.3%	growth between 7.5% and 9.5%
non-interest expenses	6.7%	growth between 3.0% and 7.0%	7.2%	growth between 3.0% and 7.0%
effective tax rate	30.1%	between 30.0% and 33.0%	31.6%	between 31.0% and 34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for deviations from projections:

Loan portfolio: The lower-than-expected growth in Brazil is mainly due to more conservative credit granting measures in higher risk portfolios and lower demand for credit in the wholesale segment. The lower-than-expected growth on a consolidated basis reflects the lower growth in Brazil.

Financial margin with clients: The higher-than-expected growth on a consolidated basis is due to the better average spread of the loan portfolio due to the more favorable mix of clients and products, in addition to the higher margin in funding due to higher interest rates in Brazil and in operations in Latin America.

Cost of credit: the higher-than-expected level in Brazil is due to the provision in connection with the event subsequent to the closing date of the 2022 fiscal year of a one-off case of a large company that had filed for court-supervised reorganization. The higher-than-expected level on a consolidated basis reflects the higher provisioning in Brazil.

Non-interest expenses: higher-than-expected growth in Brazil is due to higher-than-expected inflation.

Projections for fiscal year 2021

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	18.1%	between 8.5% and 11.5%	23.2%	between 12.5% and 15.5%
financial margin with clients	8.3%	between 2.5% and 6.5%	7.5%	between 3.0% and 7.0%
financial margin with the market	R$7.7 bn	between R$6.5 bn and R$8.0 bn	R$4.9 bn	between R$3.9 bn and R$5.4 bn
cost of credit[3]	R$20.2 bn	between R$19,0 bn and R$22,0 bn	R$18.2 bn	between R$17.0 bn and R$20,0 bn
commissions and fees and results from insurance operations[4]	5.8%	between 2.5% and 6.5%	5.3%	between 2.5% and 6.5%
non-interest expenses	2.0%	between -2.0% and 2.0%	0.5%	between -2.0% and 2.0%
Effective tax rate	36.5%	between 34.5% and 36.5%	37.5%	between 34.0% and 36.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for deviations from projections:

Total loan portfolio: the higher-than-expected growth both on an consolidated basis and in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio in the corporate segment.

Financial margin with clients: the higher-than-expected growth both on a consolidated basis and in Brazil was mainly driven by the increase in loan portfolio and the impact of the higher interest rate scenario on our return on working capital.

Effective income tax/social contribution rate: the higher-than-expected effective rate in Brazil was related to the write-off of tax credits carried out in the first quarter of 2021 as a result of their revaluation. Additionally, the higher profit in the period ended up economically diluting the tax benefit of interest on capital.

c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced

Projections are still valid for the fiscal year of 2024.

4. Risk factors

4.1. Describe the risk factors with effective potential to influence the investment decision, observing the categories below and, within them, the decreasing order of relevance:

This section addresses the risks we consider material to our business and investments in our securities. If any of the risks described were to materialize, our business, results of operations and financial condition may be adversely affected, as may the amount of investments made in our securities. Accordingly, investors should carefully evaluate the risk factors described below and the information contained in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we currently do not consider material, emerging risks or other risks of which we are not aware may also adversely affect us.

a) To the issuer

Credit

We may incur losses associated with counterparty exposure risks

We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur losses if any of our counterparties fail to honor their contractual obligations, including as a result of bankruptcy, lack of liquidity, operational failure or other reasons outside our control. This risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Any failure by a counterparty to meet its contractual obligations may adversely affect our financial performance.

Default by other financial institutions may adversely affect the financial markets in general and us

The safety and soundness of several financial institutions may be closely interrelated as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding the default of a financial institution could cause significant liquidity problems, losses and/or default by other financial institutions. This systemic risk may adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies and stock exchanges with which we interact daily, including us.

If the Central Bank intervenes any other relevant Brazilian financial institution, we, together with medium-sized and smaller financial institutions, may be subject to deposit withdrawals and decreases in investments, which could adversely affect us.

Exposure to Brazilian government debt could have a material adverse effect on us

Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2023, approximately 20.5% of all our assets and 57.8% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole.

Business Operations

A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Due to the high volume of daily data processing, we are dependent on technology and management of information, which exposes us to the risk of unavailability of systems and infrastructure, such as power outages, breakdowns, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or

service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events beyond our control. The contingency plans we have in place may not be sufficient to prevent our ability to conduct business from being adversely impacted by failures in the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including "bugs" and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage.

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, punitive damage to third parties, regulatory fines, sanctions, interventions, and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

Additionally, we depend on certain third-party services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies, and rely to some extent on third-party data management providers. Interruptions in the provision of these services or data, caused by the lack of supply or the poor quality of the contracted services, among other factors, can affect the conduct of our business as well as our clients.

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The adoption of Artificial Intelligence (AI) presents both significant challenges and opportunities. Compliance with personal data regulations and specific AI regulations is essential, as risks related to privacy, data security, and potential algorithmic biases are significant in these technologies. On the other hand, the potential for disruptive innovations through the use of AI is undeniable, as it can optimize operations, personalize customer services, and increase efficiency, bringing significant competitive advantages. Public perception and acceptance of AI, along with potential impacts on reputation stemming from technology failures, highlight the importance of robust risk and data management and the adoption of ethical, transparent, and responsible AI practices.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of identified or identifiable natural persons, including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions, as well as damage that could materially and adversely affect our operating results, reputation, financial condition and prospects.

Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the Brazilian General Data Protection Law, or Law No. 13,709/2018 (*"Lei Geral de Proteção de Dados"*), or LGPD, which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the data subjects from improper use of their data.

In addition, pursuant to the LGPD, we may be required to report incidents related to cybersecurity issues, incidents where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us.

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Our information systems may be vulnerable to service interruptions and security breaches by hackers and cyberterrorists, which continue to evolve in scope and sophistication, causing us to incur significant costs in our ever-evolving efforts to enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach.

Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside the organization, and (v) cyber-attacks causing systems degradation or service unavailability that may result in business losses.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction.

For example, in 2020, SolarWinds Inc., one of our third-party software services providers, was subject to a data security incident. In 2021, we detected the Log4J vulnerability which allowed remote code execution, with the inclusion of untrusted data (malicious) in the message recorded in an affected version of Apache Log4j, affecting large amounts of systems worldwide. Other examples include Spring4Shell (2022), a critical vulnerability in the Spring Java framework, and an Atlassian Confluence zero day in 2023 referenced as CVE-2023-22515. Our studies have concluded that these incidents have had no material adverse impact to us. We cannot assure that similar incidents may occur to other services providers or other relevant vulnerability might be identified, since the entire providers and technologies landscape and the inherent risk of the technology exposes us to cyber threats on a daily basis.

A successful cyberattack may result in unavailability of our services used by our clients, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partners.

There are also requirements related to the information security process that we are required to comply with, such as the Brazilian Data Protection Law - Law No. 13,709/18 ("*Lei Geral de Proteção de Dados*"), or LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021, the SUSEP Circular No.638/2021,the new rules adopted by the SEC in 2023 on cybersecurity risk management, strategy, governance and incident disclosure, among others rules and regulations. Noncompliance with these rules and regulations could subject us to penalties and fines.

While we continue monitoring cyber risks related controls to ensure its effectiveness, failures in our cybersecurity systems or our failure to prevent or identify cyber-attacks may materially adversely affect our operating results and financial condition.

The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us.

Our ability to maintain our competitive position and implement our strategy depends on our senior management and key personnel.

Competition for qualified personnel in the financial services industry is intense, particularly from emerging competitors, such as fintechs and start-ups. Our performance and success depend on highly skilled individuals, and on the technical skills of certain key personnel (such as data scientists, product managers, designers and others) who are difficult to be replaced. Moreover, we face the challenge to provide a new experience to employees, so that we are able to attract and retain qualified professionals who value a work environment offering equal, diverse and meritocratic opportunities and who wish to build up their careers in dynamic and cooperative workplaces.

In addition, the increased competition and the entry of technological companies in the financial sector have forced us to invest not only in traditional career paths but also in career strands more aligned with newest and future generations.

The loss of some of the members of our senior management, including successors to crucial leadership positions, as well as their relationships with our clients, or our inability to attract, develop, motivate and

retain qualified personnel, could have a material adverse effect on our operations, performance and our ability to implement our strategy.

We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us.

We are subject to Brazilian anticorruption legislation, and similarly focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation mainly Brazilian Law No. 12,846/2013 – ("Lei Anticorrupção Brasileira"), or the Brazilian Anticorruption Law, require us, among other things, policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units.

We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence.

We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

- political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand;
- more restrictive or inconsistent government and local central banks' regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and
- difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently

As we expand, these and additional markets risks could be more significant and have the potential to have an adverse impact on us.

Liquidity

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.

Events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon

Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. These events increase investor concerns regarding the U.S. or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

We face risks relating to liquidity of our capital resources.

Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank.

Our capacity and cost of funding, including the availability of retail deposits, may be impacted by several factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market's perception of us, among other factors. The occurrence of any of these factors could materially adversely affect our financial position and results of operations, including by increasing the amount of retail deposit withdrawals by our customers in a short period of time.

In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adversemarket conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operation and financial condition.

A downgrade of our credit ratings may adversely affect our access to funding or to the capital markets, increase our cost of funding or trigger additional collateral or funding requirements.

Our ability to raise funds and the costs of such financing may be directly impacted by our credit ratings, which are opinions periodically expressed by independent rating agencies on our creditworthiness. A potential downgrade in our credit ratings could have an adverse impact on our liquidity, access to credit markets, funding costs, competitive position, and certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. Additionally, a downgrade of our credit ratings may trigger certain obligations or requirements under our financing agreements that could result in an immediate need to deliver additional collateral to counterparties or to take other actions under some of our financing and derivative contracts, adversely affecting our cash flow, interest margins and results of operations.

Any downgrading of Brazil's credit rating may adversely affect us.

Credit ratings affect investors' perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil's sovereign credit ratings were BB with a stable outlook, Ba2 with a positive outlook and BB with stable outlook by S&P (Standard & Poor's), Moody's and Fitch, respectively, which is below investment grade.

Any downgrading in Brazil's sovereign credit ratings may increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including us, adversely affecting our rating.

Market

The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

In the ordinary course of our business, we use derivative financial instruments to hedge against currency risks and risk of losses due to movements in financial market prices in each of our business units, but we cannot guarantee that such use of derivatives will be sufficient to protect us against the aforementioned risks.

These investment securities and derivative financial instruments may cause us to record gains and losses at the time of sale or when they are marked to market, as the case may be, and may fluctuate considerably from period to period due to Brazilian and international economic conditions, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment securities and derivative financial instruments may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods or at all. In addition, we may not successfully realize the appreciation or depreciation in our consolidated investment securities and derivative financial instruments or any portion thereof. Any of these factors may materially adversely affect our results of operations and financial condition.

Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio.

We are exposed to certain mismatches regarding interest rates and maturities between our credit portfolio and our sources of funds. A portion of our credit portfolio consists of floating and fixed interest rate and the profitability of credit operations depends on our ability to balance the cost to obtain funds with the interest rates charged to our clients. An increase in market interest rates in Brazil may increase our borrowing cost, especially the cost of time deposits, reducing the spread on loans, adversely affecting our operations. Any mismatch between our loan operations and related sources of funding may materially and adversely affect us.

An increase in the total cost of funding sources may result in an increase in the interest rates that we charge on the loans we grant and may consequently affect our ability to attract new customers. A decrease in the growth of our credit operations, as well as the illiquidity resulting from an inability to raise funds continuously, could adversely affect us.

Management and Financial Reporting

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses.

Our market, credit and operational risk management policies, procedures and methods, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients' creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures, which could arise, for example, from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those

risks could prove insufficient, exposing us to material unexpected losses. If existing or potential customers believe our risk management is inadequate, they could terminate their relationship with us, which could harm our reputation as well as our revenues and profits.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models for credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us.

Our insurance and pension plan business sets prices and establishes reserves based upon actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

Although we annually review the pricing of our insurance and pension plan products and the adequacy of the associated reserves, we cannot accurately determine whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

Strategy

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us.

As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in several mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating finance and accounting systems and personnel platforms, failure in diligence or the occurrence of unanticipated liabilities and contingencies, as well as the breach of the transaction agreements by counterparties, among other risks.

Whenever we announce such type of transaction, our stock price may fall depending on the characteristics of the acquisition and target companies.

In addition, we may not achieve the operating and financial synergies and other benefits that we expected from the transaction in a timely manner, on a cost-effective basis or at all. There is also a risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to the transaction.

If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, we may be adversely affected.

Reputational Risk

Damage to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties,

stockholders investors, regulators, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. We can also be subject to step-in risk, which occurs when financial institutions need to provide financial support or intervene in the operations of companies outside the Itaú Unibanco Group in times of financial distress to avoid legal, operational or reputation issues for the institution. This specific risk is monitored quarterly and reported to our regulators in Brazil. Moreover, we cannot assure you that our individual employees will comply at all times with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. We also cannot assure you that our employees will not associate themselves with political parties nor engage in political agendas. Any deviations in behavior such as inappropriate practices and improper use of information may adversely affect our reputation.

In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with our clients, investors, and the market in general. If we are unable, or are perceived to be unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other sanctions and consequences.

Concentration Risk

We face risks related to market concentration.

Concentration risk is the risk of losses associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to a particular industry, geographic region, business segment, credit products, mitigating instruments, index or currency, emerging risks associated with climate, social issues and the environmental matters, among other factors.

If we fail to diversify transactions with respect to a particular risk component, our exposure and vulnerability towards such component will increase and any changes or termination related to these transactions could cause a material adverse effect on our results of operations and financial condition.

For further information on the concentration of our loan portfolio, see note 6 to our consolidated financial statements prepared in accordance with BRGAAP and available at our investor relations website, which is not incorporated by reference into this annual report.

Competition

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.

The Brazilian market for financial services is highly competitive. We face increasing and significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the financial industry in which we operate. These latter competitors may not be subject to the same regulatory framework and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements.

Competition has increased among financial institutions in Brazil as a result of, among other things, recent regulations that (i) increase the ability of clients to switch business between financial institutions; (ii) with the client's permission, grant access to financial and personal information in such institutions; and (iii) establish rules for an instant payment arrangement. Furthermore, the use of digital channels has risen steadily over the past few years and is changing the way that customers access financial services. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not able to successfully compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share and, consequently, lower our margins and profitability. The increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer.

We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.

Brazilian Law No. 12, 529/11, or the Brazilian Antitrust Law, requires that transactions resulting in economic concentration should be submitted to the Brazilian antitrust authority ("*Conselho*

Administrativo de Defesa Econômica"), or CADE, for prior approval in the event these transactions meet a number of specific criteria. The closing of a transaction without CADE's approval subjects the parties to fines ranging from R$60 thousand to R$60 million, the nullity of the relevant transaction agreement, as well as potential administrative proceedings against the parties involved. In addition, the Central Bank regulations require that financial institutions submit certain transactions that may cause concentration between two or more financial institutions authorized to operate by the Central Bank to the Central Bank's antitrust department for prior approval.

As we have a significant market share in the Brazilian banking market in case of allegations of anticompetitive conduct, we may be subject to penalties from CADE, especially administrative fines of 0.1% to 20% of our gross revenues and divestiture of assets. Additionally, we are subject to the antitrust legislation of the countries where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Accordingly, we cannot assure you that Brazilian and foreign antitrust regulations, to the extent applicable to us, will not adversely affect our business and results of operations in the future.

Our Antitrust Corporate Policy is available on our investors relations website and is not incorporated by reference into this annual report.

b) Its shareholders, especially the controlling shareholders

Strategy

Our controlling stockholder has the ability to direct our business.

As of December 31, 2023, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

Certain of our directors are affiliates of IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. While Brazilian Corporate Law requires that the controlling shareholders vote in the best interest of the company, to the extent that these and other conflicting interests exist, the protection of Itaú Unibanco's and our other shareholders' interests will depend on our directors duly exercising their fiduciary duties as members of our board of directors and abstaining from voting in cases of conflict of interest.

Risk Factors for ADS Holders

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor's ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders' meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders' meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders' meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted.

The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages.

While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes.

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank, either as (i) a Foreign Direct Investment, subject to Law No. 14,286/21 and Central Bank Resolution No. 278, which will require the reporting of the transaction to the Central Bank through the Information Reporting System of Foreign Direct Investment (SCE-IED), if the transaction equals or exceeds US$ 100,000.00, or (ii) as a Foreign Investment in Portfolio, subject to CMN Resolution No. 4,373/14, which requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio Investments (RDE – Portfolio), regardless of the transaction amount. The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. SCE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and taxes may be due on these exchange rate transactions.

The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares classifies his/her investment as SCE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain evidence of foreign capital information or registration, as the case may be, such holder may incur expenses or suffer delays in the application process, which could impact the investor's ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner.

The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries.

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country.

c) To its controlled and associated companies

Considering that we are a holding company, the risk factors that may influence the decision to invest in our securities essentially arise from the risks to which our subsidiaries and affiliates are exposed, as described in this item 4.1.

d) Your managers

We may not be able to prevent our managers acting on behalf of third parties from being involved in adverse situations, which could expose us and affect our image.

Our directors and officers, particularly the independent members of our board of directors, may be directors and officers of other companies, whether publicly traded or not, in Brazil or abroad.

We have no access to or control over the policies and procedures designed to prevent any illegal or improper activities in these companies, which may result in our directors and officers being held liable for illegal acts in the course of performing their duties. Involvement of our directors and officers in these companies and potential liability for their acts in the performance of their duties may cause damage to our reputation and image or other adverse effects.

e) To your suppliers

Operational risk factor

There are factors that include events that are totally or partially beyond our control, such as power outages, interruption of telecommunications services, generalized system failures, as well as internal and external events that may affect third parties with whom we do business or that are essential to our activities (such as stock exchanges, clearing houses, financial intermediaries or service providers). Our supplier evaluation process may be insufficient to prevent the discontinuation in the supply of services and materials necessary for our situations that may affect the bank's image. The operational risks reported in letter "a" of this item are the same for this section.

f) To your customers

Credit

Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio

As of December 31, 2023, our loan portfolio without endorsements and guarantees was R$910.6 billion, compared to R$909.4 billion as of December 31, 2022. Our allowance for loan losses was R$50.9 billion, representing 5.6% of our total loan portfolio, as of December 31, 2023, compared to R$ 52.3 billion, representing 5.8% of our total loan portfolio, as of December 31, 2022. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate, risks related to changes in our business resulting from organic growth and mergers and acquisitions, expansion of our loan portfolio to new sectors and clients, particularly individuals and small and middle-market companies. Changes in the Brazilian economic and political conditions, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic conditions, may also adversely affect the quality of our loan portfolio. Adverse changes affecting any large clients or the sectors to which we have significant lending exposure may have a material adverse impact on our business and our results of operations.

For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the retail sector, there was increased demand for credit card financing, which has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates.

Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio. We cannot guarantee that our assessment will result in fully sufficient provisions for the risks we are exposed to.

In addition, our provisioning models depend on the veracity of the financial information available from the companies we grant loans to, accordingly, any fraud or misstatement in this information may lead us to misrecord provisions or to not make provisions when we should have made them.

If we are unable to control or reduce the level of nonperforming or low-quality loans, we may be adversely affected.

g) Economic sectors in which the issuer operates

Macroeconomic and Geopolitical Risks

Changes in macroeconomic and geopolitical conditions may adversely affect us.

Our operations are affected by changes in macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations.

In Brazil, the demand for credit and financial services, as well as our clients' ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP increased by 4.8%, 3.0% and 2.9% in 2021, 2022 and 2023, respectively. For 2024, we expect that the GDP will increase by 2.3%. In addition, the unemployment rate has decreased throughout 2023 and reached 8.0% at the end of the year (compared to 8.5% in 2022 and 11.6% in 2021). These two indicators have a direct impact on the purchasing power of the Brazilian population and, consequently, on their ability to meet their financial and contractual obligations.

In the global scenario, the conflict between Russia and Ukraine and tensions between Russia and the U.S., the North Atlantic Treaty Organization, or NATO", the European Union and the United Kingdom ("U.K") resulted in the imposition of several financial and economic sanctions, as well as export controls against certain Russian organizations and/or individuals. The conflict and related developments could have further negative impacts on regional and global financial markets and economic conditions, which in turn could cause restrictions on our and our clients' ability to enter into transactions with counterparties in Russia, higher volatility in foreign currency exchange rates, among other negative results. Escalation of other geopolitical issues, such as the conflict between Israel and Hamas, heightened tensions between Israel and some Arab countries, and/or enhanced geopolitical disputes between China and the U.S. could lead to constraints in commodity supply, causing a widespread rise in energy and food prices. Tighter monetary policies and financial conditions could impact economic growth. Higher interest rates in developed economies could also result in a reversal of capital flows to these countries, leading to the depreciation of the *real*, acceleration of inflation expectations and increase of domestic interest rates.

In addition, any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation and foreign exchange rates, may adversely impact us. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of the population in Brazil and in other countries where we have operations. In addition, such events may significantly impair our clients' ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. All of these events could cause a material adverse effect on our business, results of operations and financial condition.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the U.S, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers, like us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crisis in the European Union, the U.S. and emerging market countries may diminish investor interest in securities of Brazilian issuers, including us. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets, like us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets.

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government's actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary, restrictions on selected imports, and foreign exchange policies. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

- interest rates;
- reserve and capital requirements;
- liquidity of capital, financial and credit markets;
- general economic growth, inflation and currency fluctuations;
- tax and regulatory policies;
- restrictions on remittances abroad and other exchange controls;
- increase in unemployment rates, decreases in wage and income levels;
- other factors that influence our customers' ability to meet their obligations with us; and
- other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and, as a consequence, on the market price of our securities.

Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.

Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to limit inflation may have significant negative effects on the Brazilian economy. Brazil's General Price Index (*Índice Geral de Preços – Mercado*), or IGP-M index, recorded deflation of 3.2% in 2023, inflation of 5.5% in 2022 and inflation of 17.8% in 2021. Brazil's National Broad Consumer Price Index (*Índice Nacional de Preços ao Consumidor Amplo*), or IPCA index, recorded inflation of 4.6% in 2023, 5.8% in 2022 and 10.1% in 2021. While inflation has clear negative impacts on household´s real income and ability to meet financial commitments, fighting inflationary pressures is not costless, Specifically, measures to combat high inflation rates include a tightening of monetary policies, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

In Brazil, the Central Bank's Monetary Policy Committee, or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM adjusts the official base interest rates to meet the economic goals established by the Brazilian government´s National Monetary Council. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in August 2022, where it remained until July 2023. In August 2023, the COPOM started easing interest rates and

decreased the SELIC rate in 50 basis points, to 13.25%. At subsequent meetings it maintained this pace, and the SELIC rate reached 11.75% in December 2023 and 10.50% in May 2024.

The rise in inflation in several developed economies has led the authorities of these countries to begin reversing the strongly stimulative policies implemented during the COVID-19 pandemic. The U.S. Federal Reserve, or Fed, increased interest rates from 0.08% in 2021 to 4.33% in 2022 and to 5.38% in 2023. Monetary tightening, combined with the resolution of supply bottlenecks and the fall in commodity prices in 2023, has contributed to lower inflation rates for both goods and services. The central banks of developed markets should start easing interest rates in 2024. However, resilient activity and services inflation are likely to lead the Fed to cut rates only once this year, in December.

In the international scenario, inflation reached record highs in 2021 and 2022. In the U.S., the Consumer Price Index, or CPI, rose by 7.0% in 2021, 6.5% in 2022 and 3.4% in 2023. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, reached 5.0% in 2021, 9.2% in 2022, and 2.9% in 2023.

Significant changes in inflation and interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in interest rates could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in interest rates could reduce our gains from interest-bearing assets, as well as our net margins.

Political instability in Brazil may adversely affect us.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightening volatility of securities issued by Brazilian companies, including the trading price of our shares and ADSs.

Brazilian markets have experienced heightened volatility due to uncertainties from investigations related to allegations of money laundering, corruption and misconduct by government officials and legal entities and individuals from the private sector carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. Uncertainties derived from these events have adversely affected the Brazilian economy and political environment. We have no control over and cannot predict developments in these investigations nor whether future investigations or allegations will result in further political and economic instability, which could adversely affect the trading price of securities issued by Brazilian companies, including ours.

In October 2022, Brazil held elections for President, senators, federal legislators, state governors, state legislators and former President Luiz Inácio Lula da Silva was elected, representing distinctly opposing political ideologies as compared to those of the previous president Jair Bolsonaro. Political bipolarization between the left and right wings tends to enhance political instability, which could adversely affect the economy and therefore us.

In 2022, the Brazilian Congress enacted the transition constitutional amendment ("Transition PEC") upon the election of the President Luiz Inácio Lula da Silva and transition to the newly elected government. The Transition PEC implied a significant increase in public spending in 2023, which, along with the settlement of court-ordered payments being fully classified as primary expenditures, resulted in a primary budget deficit of 2.3% of the GDP in 2023, compared with a surplus equivalent to 1.2% of GDP in 2022.

The Brazilian government has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies will be adopted or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

In August 2023, a new fiscal framework was approved by the Brazilian Congress. The approval and implementation of measures to rebuild government revenues will be key for the success of the fiscal framework and for the promised convergence of the primary budget result. We expect primary budget deficit of 0.6% of GDP in 2024 and 0.9% in 2025. The gross debt increased from 71.7% of GDP in 2022 to 74.4% in 2023, and we expect that it will increase to 77.2% and 80.6% in 2024 and 2025, respectively.

Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter, as well as the government's willingness to limit expenses, may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to our shares and ADSs.

Any of the above factors may create additional political uncertainty, which could have a material impact on the Brazilian economy and on our business, financial condition and results of operations.

Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.

The *real* has suffered significant depreciations and appreciations in relation to the U.S. dollar and other strong foreign currencies in the last four decades. During this period, the Brazilian government implemented several economic plans and exchange rate policies, including sudden devaluations, periodic mini- devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system.

In 2021, the Brazilian *real* depreciated by 7.4% against the U.S. dollar and on December 31, 2021, the *real*/U.S. dollar selling exchange rate was R$5.5805 per US$1.00. In 2022, the *real* appreciated by 6.5% against the U.S. dollar and on December 31, 2022, the *real*/U.S. dollar selling exchange rate was R$5.2177 per US$1.00. As of December 31, 2023, the *real* appreciated against the U.S. dollar, with the exchange rate reaching R$4.8413 per US$1.00.

We cannot assure you that the *real* will not significantly appreciate or depreciate in relation to the U.S. dollar and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the *real* may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs. Appreciation could impair competitiveness and affect the creditworthiness of firms in exporting sectors.

Communicable Diseases

The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our shares.

The COVID-19 pandemic and governmental responses thereto had a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads.

In Brazil, the stock market experienced automatic suspensions, known as "circuit-breakers," as a result of significant volatility in stock trading caused by investors' reactions to the uncertainty related to the COVID-19 pandemic in the global economy and the recessionary effect on the Brazilian economy. The B3 Index (IBOVESPA) dropped by 36.9% from January 1, 2020, to March 31, 2020, following the sharp drop in international equity markets. The trading piece of our shares was also adversely affected.

Measures that may be taken by governmental authorities worldwide, including in Brazil, to stabilize markets and support economic growth in the case of an outbreak of an epidemic or pandemic may not be sufficient to control volatility or to prevent serious and prolonged reductions in economic activity. These measures may have adverse macroeconomic effects and negatively influence the behavior of the consumer market and the population in general.

The effects of an outbreak of an epidemic or pandemic on our business will depend on, among other factors, the ultimate geographic spread of the disease, the duration of the outbreak and the extent and overall economic effects of the governmental response to it. In addition, the effects of the outbreak may exacerbate the effects of the other risk factors disclosed in this section of this annual report, including potential effects on the price and performance of our shares.

h) The regulation of the sectors in which the issuer operates

Regulatory, Compliance and Legal

Changes in applicable law or regulations may have a material adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulations and regulatory supervision by the Brazilian government, principally by the Central Bank. Changes in the law or regulations applicable to financial institutions in Brazil may adversely affect our operations, especially regulations imposing:

- minimum capital requirements;
- reserve and compulsory deposit requirements;
- insurance regulations;
- restrictions on credit card and payroll loans activities, among other products and services offered by us;
- minimum levels for federal housing and rural sector lending;
- funding restrictions;
- lending limits, earmarked lending and other credit restrictions;
- limits on investments in property, plant and equipment;
- environmental, social, and corporate governance requirements;
- restrictions on remittances abroad and other exchange controls;
- limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;
- accounting and statistical requirements; and
- other requirements or limitations in the context of a global financial crisis.

The regulatory framework governing Brazilian financial institutions, including banks, broker-dealers and leasing companies, and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on international developments. Any such changes or new laws and regulations could adversely affect us.

Moreover, there are several proposed bills under consideration in the Brazilian Congress that, if approved into law as currently drafted, could adversely affect us.

We also have operations outside of Brazil, including, but not limited to, Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the U.S and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.

As part of our ordinary course of business, we are subject to inspections by federal, municipal, and state tax authorities. The Brazilian government regularly amends tax laws and regulations, that may create new taxes, modify tax rates and change the calculation basis, taking into account that some of the changes may be applicable solely to the banking industry. Some of these amendments may increase, directly or indirectly, our tax burden, which may adversely affect our profitability.

In addition, certain tax laws may be subject to controversial interpretations. If the tax authorities interpret the tax laws inconsistently with our interpretation, we may be adversely affected, including the payment in full of taxes due, plus charges and penalties, which could adversely affect our results of operations. For instance, in February 2023 the Federal Supreme Court (*Supremo Tribunal Federal*) ruled that a final and unappealable decision on a tax matter that currently applies to the legal entity may lose its effects when there is a contrary judgment by the STF. This ruling may negatively impact taxpayers in general, including us, as it may lead to the obligation to pay for taxes that were not originally due.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We, through our subsidiaries, operate in several sectors related to the provision of credit and financial services. For purposes of regulation and supervision, the Central Bank deems Itaú Unibanco, its subsidiaries and affiliates to be a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have direct claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. Conversely, if the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries' assets. In addition, the Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process, which may adversely affect us.

Increases in compulsory deposit requirements may have a material adverse effect on us.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements or impose new requirements. Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations.

Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them.

We offer certain insurance products, including but not limited to health, life and car insurance. Insurance companies are subject to regulation and supervision from the Superintendence of Private Insurance ("*Superintendência de Seguros Privados*"), or SUSEP, including the possibility of intervention and/or liquidation in case of insufficient resources, technical reserves, or poor economic condition. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities.

As we provide health insurance products, we are also subject to the regulations of the Brazilian Health Agency (Agência Nacional de Saúde), or ANS. Health insurance companies facing financial distress or carrying out activities irregularly may be subject to penalties by ANS that range from warnings to the cancellation of the company's authorization to operate and sale of its portfolio. In addition, ANS may also impose fiscal or technical direction regime or extrajudicial liquidation. Any changes in regulations imposed and penalties applied by SUSEP and ANS may adversely affect our insurance operations.

We are subject to financial and reputational risks arising from legal and regulatory proceedings.

As part of the ordinary course of our business, we face risks of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax proceedings, that could subject us to inspections, monetary judgements, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter. Accordingly, lawsuits and regulatory enforcement actions have resulted and will likely continue to result in judgments, settlement orders, penalties and fines that could have a material adverse effect on us.

For example, as described in note 29 to our consolidated financial statements, we are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. While the Superior Court of Justice (*Superior Tribunal de Justiça*) has issued decisions favorable to holders of savings accounts, the Supreme Court of Brazil (*Supremo Tribunal Federal*), or

STF has not ruled on the constitutionality of such economic plans and whether they are even applicable to savings accounts. In December 2017, representatives of banks and holders of savings accounts entered into a settlement agreement, but the low adherence to the agreement and the possible unfavorable judgment by the Supreme Court of Brazil may result in significant costs to the Brazilian banks and losses significantly higher than the amount of our provisions, which could have an adverse effect on our financial condition. In addition, we record reserves for probable losses that can be reasonably estimated or as otherwise required by Brazilian law. In case we are required to pay amounts for which we have no provisions, or that are higher than the provisions we made, we may be materially adversely affected.

Risk Factors for ADS Holders

Holders of our shares and ADSs may not receive any dividends

According to our bylaws, we are required to pay our shareholders at least 25% of our annual adjusted net income calculated in accordance with BRGAAP, which may differ significantly from our net income calculated under IFRS Accounting Standards as issued by the IASB. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition.

For further information see "Item 8A. Consolidated Financial Statements and Other Financial Information – Dividend Policy and Dividends," "Item 8A. Consolidated Statements and Other Financial Information - Shareholders' Payment" and "Item 4B. Business Overview - Capital Adequacy and Leverage - Basel III Framework - Implementation of Basel III in Brazil" and "Note 19 – Stockholders' Equity" to our consolidated financial statements.

For further details about CMN's capital requirements and dividends and interest on capital see "Note 2 - Significant Accounting Polices - d) Summary of main accounting practices - XVII - Dividends and interest on capital" and "Note 19 – Stockholders' Equity" to our consolidated financial statements.

i) Foreign countries where the issuer operates

Risk factors related to foreign countries that may influence a decision to invest in our securities are described in items (a), (g) and (h) of this item 4.1.

j) To social issues

Social Risk

We may incur financial and reputational losses as a result of social risks.

We, as a financial institution, are subject to social risks, which may potentially affect our operations, our business activities and the revenues of our clients, especially in case of serious social and/or environmental incidents which may result in regulatory penalties or sanctions. We can be indirectly liable (jointly or severally) for providing financial support to a project or company that causes environmental damage or, for example, is found to have engaged in activities that violate human rights (such as child labor, prostitution and slavery), which could also expose us to further reputational risks.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitations to our ability to pursue certain business opportunities. In this respect, the Central Bank determines that banks must add social and environmental aspects within the scope of an integrated risk management framework, pursuant to Resolution No. 4,557/17 as amended. Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social, environmental and climate risks that could represent potential losses.

k) environmental issues

Environmental Risk

We may incur financial losses and damages to our reputation as a consequence of environmental risks.

We, as a financial institution, are subject to environmental risks, which may potentially affect our own operations, our business activities and the revenues of our clients, especially in case of serious environmental incidents and/or regulatory penalties or sanctions. We can also be indirectly liable for, given financial support to a project that caused an environmental damage, under a joint and several liability model, which could also expose us to further reputational risks.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitation to our ability to pursue certain business opportunities. On that regard, Brazilian highest financial regulator determines that banks must add environmental aspects within the scope of an integrated risk management framework. (Resolutions No. 4,557/17 and No. 4,943/21). Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate environmental risks that could represent potential losses. Brazilian Central Bank is in charge of supervising the implementation of such regulation.

l) climate issues, including physical and transition risks

Climate risk

Climate change may have adverse effects on our business and financial condition.

Climate change related risks are gaining increasing social, regulatory, economic, and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) physical climate risks; (ii) transition climate risks, including climate litigation.

Physical climate risks are those that arise from changes in climate and weather that impact the economy and can be chronic physical risks including rising global average temperatures, which can cause sea levels to rise and acute climate risks caused by natural disasters including but not limited to floods, fires and hurricanes. Such disasters could adversely affect our clients' business as well as our operations. In addition, physical risks could cause market volatility and negatively affect the liquidity and credit worthiness, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damages due to severe weather events which may represent increased operational costs.

Transition climate risks are those that arise from the transition to a low-carbon economy. We expect that the market may face significant and rapid developments in terms of stakeholder expectations, new technologies, policy, legal and regulatory demands capable of impacting our lending activities and the value of our financial assets. Further, we expect greater scrutiny of the business we conduct and the customers we transact with. As a result of practices and decisions related to climate change, our reputation and client relationships may be damaged, which may impact the demand for our products resulting in impairment changes.

Another potential risk arises from climate-related litigation, which is compelling governments and corporate actors to purse action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. As a financial institution, we are not only exposed to the risk of being sued in a climate-related lawsuit, but also be indirectly affected through our credit portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client´s business, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.

Effects from both physical and transitional climate risks may also represent losses for our clients, affecting companies´ profitability as well as their ability to fulfill their obligations. Further, possible carbon pricing can affect companies' costs and compromise their ability to generate cash flows. This could generate a wider deterioration of our clients' creditworthiness, generating a greater loss of credit. If we do not map the risks associated with climate change into our traditional risk framework, we could

face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

On March 6, 2024, the SEC adopted final rules requiring significant climate-related disclosures by public companies, including evaluation and disclosure of material climate-related risks and opportunities, GHG emissions inventory, climate-related targets and goals, and financial impacts of physical and transition risks (the "SEC Climate Rules"). A large number of petitions that seek judicial review of the SEC Climate Rules have been filed. On April 4, 2024, the SEC voluntarily stayed implementation of these new rules pending completion of judicial review of consolidated legal challenges by the Court of Appeals for the Eight Circuit. Assuming that the SEC Climate Rules are ultimately upheld in their present form, our legal, accounting, and other compliance expenses may be affected by the SEC Climate Rules, and compliance efforts may divert management time and attention. We may also be exposed to legal or regulatory action or claims as a result of these new regulations. Although we are still in the process of assessing the scope and impact of these rules given how recently they were adopted and the subsequent legal challenges, some of these risks could have an adverse effect on our business, financial condition, results of operations and the prices of our securities.

m) other issues not included in the previous items

Not applicable, since there are no questions not included in the previous items.

4.2 State the key five (5) risk factors, among those listed in item 4.1, regardless of the category in which they are inserted.

Among the risk factors listed in 4.1, we highlight the key ones as follows:

- We may incur losses associated with counterparty exposure risks;

- Changes in macroeconomic and geopolitical conditions may adversely affect us;

- The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as political and economic conditions in Brazil, may adversely affect us;

- Changes in applicable law or regulation may have a material adverse effect on our business;

- Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.

4.3 Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to foreign exchange risks and interest rates.

a. **Our definition of market risk**

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

b. **Our governance for market risk**

Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

- Political, economic and market conditions;
- The profile of our portfolio; and

- Capacity to act in specific markets.
  The key principles underlying our market risk management strategy are as follows:
- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;
- Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitor and avoid risk concentration.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products.

The CMN has regulations establishing the segregation of market risk exposure into minimum risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure.

Our structure of limits and alerts follows the board of directors guidelines, which are reviewed and approved by our board of directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as our risk appetite.

c. Our procedures and metrics for market risk

In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, which can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations.

Our market risk framework categorizes transactions as 'Trading Book' or 'Banking Book', in accordance with general criteria established by specific regulation.

Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading.

Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term.

Market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, taking into account a defined holding period and confidence interval;
- Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
- Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
- Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market); and

- Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the most significant risk in simulations of the current portfolio, taking into account the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, we also analyze sensitivity and loss control measures. They include:

- Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and
- Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

For further information on market risk see "Note 32 – Risk and Capital Management" to our consolidated financial statements.

VaR – Consolidated Itaú Unibanco Holding

Our consolidated VaR is calculated through the historical simulation. The assumption underlying historical simulation is that the expected distribution for the possible gains and losses (P&L) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, we carry out a full re-pricing (full valuation), without any potential simplifications in the calculation.

The VaR is calculated with a confidence interval of 99%, a historical period of four years (1,000 working days) and a holding period that varies in accordance with the portfolio's market liquidity, considering a minimum horizon of ten working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies.

We calculate VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk.

Consolidaded VaR (Historical Simulation approach) (1)	Average	Minimum	Maximum	December 31, 2023	Average	Minimum	Maximum	December 31, 2022
	(In millions of R$)							
Group of Risk Factor								
Interest rate	1,251	1,059	1,585	1,408	1,102	885	1,751	1,160
Currencies	29	12	74	20	26	9	55	26
Equities	30	14	55	41	27	18	65	65
Commodities	12	2	33	7	4	2	10	10
Diversification effect (2)				(382)				(527)
Total	**931**	**718**	**1,247**	**1,094**	**678**	**494**	**1,172**	**734**

1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

2) Reduction of risk due to the combination of all risk factors.

As of December 31, 2023, our average global VaR (Historical Simulation) was R$931 million, or 0.5% of our consolidated stockholders' equity as of December 31, 2023, compared to our average global VaR (historical simulation) of R$678 million as of December 31, 2022 or 0.4% of our consolidated stockholders' equity as of December 31, 2022.

VaR – Trading Book

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$62.4 million as of December 31, 2023, compared to R$47.8 million as of December 31, 2022 and to R$48.7 million as of December 31, 2021.

Trading Book VaR (1)	Average	Minimum	Maximum	December 31, 2023	Average	Minimum	Maximum	December 31, 2022
				(In millions of R$)				
Group of Risk Factor								
Interest rate	71.4	35.5	156.0	35.5	57.2	29.5	90.5	44.9
Currencies	22.0	7.6	51.8	15.2	19.8	4.5	45.8	21.4
Equities	25.9	8.2	97.2	38.5	23.8	11.5	50.6	48.1
Commodities	11.8	2.6	38.1	8.9	3.9	2.0	19.5	8.0
Diversification effect (2)				(47.6)				(75.7)
Total	**62.4**	**26.5**	**132.1**	**50.5**	**47.8**	**30.8**	**92.3**	**46.7**

1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

2) Reduction of risk due to the combination of all risk factors.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision. The ranges are divided into:

- Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;
- Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model;
- Red (10 or more exceptions): demonstrates the need for improvement action.

According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions.

The actual and hypothetical P&L had no exceptions over the preceding 250 business days ended December 31, 2023.

We conduct daily backtesting on the VaR results used for regulatory capital calculations as well as the VaR results by trading units and risk factors. These results are reported to senior market risk management. Senior management regularly reviews and evaluates the results of these tests.

Sensitivity Analysis (Trading and Banking Portfolios)

We conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances.

The sensitivity analysis of the trading portfolio and banking portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis.

Exposures		Trading Portfolio (1) December 31, 2023			Trading and Banking Portfolios (1) December 31, 2023		
Risk Factors	**Risk of varitions in:**	**Scenario I**	**Scenario II**	**Scenario III**	**Scenario I**	**Scenario II**	**Scenario III**
				(In millions of R$)			
Interest Rate	Fixed Income Interest Rates in reais	(0.4)	(103.1)	(209.8)	(13.4)	(3,253.4)	(6,285.7)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	-	(40.0)	(81.7)	(0.9)	(267.0)	(499.3)
Foreign Exchange Rates	Prices of Foreign Currencies	-	(77.0)	(33.2)	0.9	(78.5)	(30.0)
Price Index Linked	Interest of Inflation coupon	-	1.5	1.2	(0.8)	(92.0)	(226.5)
TR	TR Linked Interest Rates	-	-	-	0.2	(61.0)	(174.9)
Equities	Prices of Equities	0.9	196.3	250.2	5.6	90.5	41.8
Other	Exposures that do not fall under the definitions above	0.2	(24.2)	(70.4)	0.1	(26.0)	(73.9)
Total		**0.7**	**(46.5)**	**(143.7)**	**(8.3)**	**(3,687.4)**	**(7,248.5)**

1) Amounts net of tax effects.

- Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;

- Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and
- Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Interest Rate Sensitivity

Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the renegotiation of prices of interest-bearing assets and liabilities.

Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds.

The pricing structure is matched when equal amounts of these assets or liabilities mature are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise.

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our "CSRML" analyzes Itaú Unibanco Group's gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

For further information on the position of our interest-bearing assets and liabilities as of December 31, 2023 see "Note 32. Risk and Capital Management - b) Risk Management - II Market Risk" of our consolidated financial statements. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management's actions to manage risk in these changing positions.

IRRBB – Interest Rate Risk in the Banking Book

The Central Bank's Circular No. 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book.

IRRBB is based on the following key metrics:

- ΔEVE (Delta Economic Value of Equity): is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario;
- ΔNII (Delta Net Interest Income): is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario.

The sensibility analysis is a static evaluation of the portfolio interest rate exposure, and, therefore, doesn´t consider the dynamic management of the treasury desk and risk control areas, which are in charge of measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, the analysis does not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose to demonstrate the main protection actions, considering the instruments fair value, regardless of any accounting practices adopted by Itaú Unibanco.

The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders' equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results.

IRRBB Framework and Treatment

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book.

The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank's results.

The interest rate risk management for transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limit structure and alerts approved specifically for these purposes, which is sensitive due to different levels and classes of market risk.

The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank's risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests. The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge.

All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit.

The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits.

In the process of managing the interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and nonlinear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics.

In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of these instruments.

The banking book consists of asset and liability transactions originating from different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation.

IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries.

Market risk generated from structural mismatches is managed through a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in the Central Bank Circular No. 3,082.

The IRRBB model includes a series of premises:

- ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components;
- For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits;
- The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption;

ΔEVE and ΔNII are calculated using the standard shock scenarios described in article 11 of the Central Bank Circular No 3,876.:

- Parallel Up: increases in the short-term and in the long-term interest rates;
- Parallel Down: decreases in the short-term and in the long-term interest rates;
- Short-term increase: increases in the short-term interest rates;
- Short-term reduction: decreases in the short-term interest rates;
- Steepener: decreases in the short-term interest rates and increasing the in the long-term interest rates;
- Flattener: increases in the short-term interest rates and decreasing the in the long-term interest rates.

IBORs Transition

In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the IBORs rates by new reference rates. The main goal of this working group was, and still is, to support our senior officers in the decision-making process on this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil.

Among its actions over the past four years, we can highlight the following: (i) assessment of the bank's exposure to IBORs; (ii) the amendment of fallback clauses in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by ISDA and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping out the operational impact of the transition to the new rates; and (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee to further monitor the subject.

We have also adhered, on February 2021, to the IBOR Fallbacks Protocol of the International Swaps and Derivatives Association published on October 23, 2020, which will enable market participants to incorporate the revisions into their legacy non-cleared derivatives trades with other counterparties as part of IBOR transition.

Throughout 2023, the working group continued to follow market guidelines and implemented previously defined action plans, including the recommendation to not increase Libor exposure and implementation of amendments of fallback clauses in the legacy contracts indexed to IBORs. We will keep up with the periodic reports to Senior Management and clients whenever it deems necessary.

4.4. Describe any judicial, administrative or arbitration proceedings to which the issuer or its controlled companies are a party, specifying labor, tax, civil, environmental and other claims: (i) that are not confidential, and (ii) that are material for the business of the issuer or its controlled companies, stating:

a. court

b. jurisdiction

c. filing date

d. parties to the proceedings

e. amounts, assets or rights involved

f. main facts

g. summary of decisions on the merits issued

h. case status

i. if the chance of loss is:

i. probable

ii. possible

iii. remote

j. reason why this case is deemed material

k. analysis of the impact in the event of an unfavorable decision

For purposes of this item, we adopted as a materiality criterion operations involving amounts higher than R$995.2 million, which accounts for 0.5% of Itaú Unibanco Holding's Equity under IFRS (R$199.0 billion as of December 31, 2023).

Civil, tax and labor contingencies are the subject-matter of a provision whenever loss is assessed as probable. Provisions are also recognized, irrespective of the event of an unfavorable outcome to the company, for tax contingencies in which the outcome of the case depends on the recognition of unconstitutionality of the legislation in force.

Management believes that the provisions for judicial and administrative contingencies recognized are sufficient to cover probable losses that may be reasonably estimated. We believe that any losses arising from other administrative or judicial contingencies will have no adverse material effect on our business, financial position or results of operations.

Civil Proceedings

Case No. 2000.51.01.030509-7

a. Court: 2nd Federal Lower Court of the Judiciary District of Rio de Janeiro (State of Rio de Janeiro)
b. Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c. Filing date: 11.21. 2000
d. Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. ("Banerj"), State of Rio de Janeiro, and Caixa Econômica Federal
e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the "B Account" set up on June 10, 1997).
f. Main facts: This is a public interest civil action involving aspects of Banerj's privatization process. The so-called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of the account is to ensure the refund to the purchaser of Banerj, which was awarded in lawsuits based on events that took place before the privatization closing date. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of the amount to the "B Account", as well as the joint obligation of the defendants to refund the amounts unduly withdrawn through allegedly unlawful procedures adopted for the settlements of labor claims filed by Banerj's former employees. Judgment for defendant, recognizing the legality of the "B Account" set up and of the settlements signed (March 9, 2009). The TRF ruled to uphold the judgment for defendant (October 16, 2012). A motion for clarification was filed by the Public Prosecution Office to nullify the judgment on the grounds of failure to serve the Federal Government with notice, which was then accepted to rule the decision null and void (March 18, 2014). In a new trial by a single judge of the

appellate court, this judgment was overturned on the grounds of failure to serve the Federal Government with notice (June 10, 2019); an internal interlocutory appeal was dismissed (April 7, 2021). The special appeal filed is pending trial.

g. Summary of decisions on the merits issued: Judgment for defendant, recognizing the legality of the "B Account" set up and the settlements signed, although nullified.

h. Case status:
Judgment for defendant: March 9, 2009
TRF ruled to uphold the judgment for defendant: October 16, 2012
Appellate decision declared null and void: March 18, 2014
Judgment overruled: June 10, 2019
Internal interlocutory appeal dismissed: April 7, 2001
Awaiting decision by the Superior Court of Justice (STJ) regarding the annulment of the judgment and concurrently the current stage of the case in trial court.

i. Chance of loss: Remote

j. Reason why this case is deemed material: Amount in dispute

k. Analysis of the impact in the event of an unfavorable decision: Refund the amounts of the labor settlements, which were paid with funds from the "B Account", and to prevent any new withdrawals from the "B Account".

Case No. 2003.51.01.028514-2

a. Court: 2nd Federal Lower Court of the Judiciary District of Rio de Janeiro (State of Rio de Janeiro)

b. Jurisdiction: Federal Regional Court (TRF) of the 2nd Region

c. Filing date: 12.05.2003

d. Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro and Labor Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. ("Banerj"), Gilberto Carlos Frizão, Manoel Antonio Granado, and Otávio Aldo Ronco.

e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the "B Account" set up on June 10, 1997).

f. Main facts: This is a public interest civil action based on alleged administrative improbity, involving aspects of Banerj's privatization process, related to the setup and use of the so-called "B Account" (an escrow account). In these proceedings, the plaintiffs claim that there was an undue withdrawal of funds deposited in the "B Account" through allegedly unlawful procedures adopted in labor claims filed by Banerj's former employees (i.e. the failure to file the applicable appeals). For this reason they request that any withdrawal from the "B Account" be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and demand the joint obligation of the defendants to refund the amounts unduly withdrawn and to be sentenced under the penalties set forth in the Brazilian Improbity Law (Law No. 8,429/1992), due to the administrative improbity of the charged individuals. This lawsuit is being prosecuted in conjunction with Case No. 2000.51.01.030509-7, with the same cause of action and claims. Judgment for defendant, recognizing the legality of the "B Account" set up and of the settlements signed (March 9, 2009). The TRF ruled to uphold the judgment for defendant (October 16, 2012). A motion for clarification was filed by the Public Prosecution Office to nullify the judgment on the grounds of failure to serve the Federal Government with notice, which was then accepted to rule the decision null and void (March 18, 2014). In a new trial by a single judge of the appellate court, this judgment was overturned on the grounds of failure to serve the Federal Government with notice (June 10, 2019); an internal interlocutory appeal was dismissed (April 7, 2021). The special appeal filed is pending trial.

g. Summary of decisions on the merits issued: Judgment for defendant, recognizing the legality of the "B Account" set up and the settlements signed, although nullified.

h. Case status: Judgment for defendant: March 3, 2009
The TRF ruled to uphold the judgment for defendant: October 16, 2012.
Appellate decision declared null and void: March 18, 2014
Judgment overruled: June 10, 2019
Internal interlocutory appeal dismissed: April 7, 2021
Awaiting decision by the Superior Court of Justice (STJ) regarding the annulment of the judgment and concurrently the current stage of the case in trial court.

i. Chance of loss: Remote

j. Reason why this case is deemed material: Amount in dispute

k. Analysis of the impact in the event of an unfavorable decision: Refund the amounts unduly withdrawn from the "B Account".

Case No. 0003056-02.2003.8.26.0200

a. Court: 2nd Civil Lower Court of Itapira (State of São Paulo)
b. Jurisdiction: Superior Court of Justice (STJ)
c. Filing date: 08.06.2003
d. Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco
e. Amounts, assets or rights involved: R$12,257,078,084.90 (December 2023).
f. Main facts: This is a lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered, by a final and unappealable decision (December 12, 2007), to exclude interest capitalization and refund overpaid amounts, adjusted to include interest in the same proportion as it had been charged by the bank. Upon calculation of the liquid amount, the lower court, based on the capitalized interest criterion and with 2,400.64% of compensatory interest incurred from 2003 to 2007, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff (May 21, 2018). The Appellate Court of the State of São Paulo (TJSP) overturned this judgment to exclude capitalization and charge simple interest as of the date of summons (2003), reducing the award amount to approximately R$3.5 million (May 2, 2019). Itaú made a judicial deposit of the adjusted awards amount (R$5.9 million in August 2019). Plaintiff filed a motion for clarification, which was denied (November 4, 2019). Plaintiff and former lawyer filed special appeals, which were granted by the TJSP (April 20, 2021) and the case is to be held by the judge under advisement at the Superior Court of Justice (STJ).
g. Summary of decisions on the merits issued: The decision issued at the cognizance phase, which is final and unappealable, has ruled that the bank review the contracts and exclude the capitalization amount, as well as refund twice the overstated amounts charged, adjusted to include interest earned at the same rates charged by the bank. Upon calculation of the liquid amount, a decision was issued approving the expert evidence in the amount of R$7.6 billion, with the following assumptions: capitalized interest and 2,400.64% of compensation interest from 2003 to 2007. The Appellate Court partially overruled this decision, reducing the amount in dispute to R$ 3.5 million by excluding capitalization and determining the inclusion of simple interest from the date of summons.
h. Case status: The special appeals filed by the Plaintiff and former lawyer before the STJ against the appellate decision issued by the TJSP on April 22, 2019 are pending trial.
i. Chance of loss: Remote
j. Reason why this case is deemed material: Amount in dispute
k. Analysis of the impact in the event of an unfavorable decision: In August 2019, the bank paid the award in effect in the amount of R$5.9 million. The remaining remote risk of loss is R$12.8 billion.

Cases No. 0012488-09.2002.8.14.0301 and 0035211-78.2002.8.14.0301

a. Court: 5th Civil Lower Court of Belém (State of Pará)
b. Jurisdiction: Appellate Court of the State of Pará (TJPA)
c. Filing date: 03.18.2002 and 10.14.2002
d. Parties to the proceedings: Rondhevea Administração e Participações Ltda. vs. Itaú Unibanco and Itaú Corretora de Valores Mobiliários e Câmbio
e. Amounts, assets or rights involved: R$7,556,023,417.64 (December 2023).
f. Main facts: Itaú is a defendant in two lawsuits filed by Mr. Antonio Cabral (later succeeded by Rondhvea Adm. e Participações). Itaú allegedly would have sold 6,360 shares issued by Itaú and 5,000 shares issued by Banco União Comercial (succeeded by Itaú) in 1985, without the plaintiff's authorization. In a final and unappealable decision, Itaú was ordered to award the plaintiff an amount corresponding to the share value and respective accessory obligations. Upon calculating the number of shares, under calculation of the liquid amount, the expert appraiser disregarded the reverse split of shares as set forth by CVM Instruction No. 56/87, which took place in March 1987, at 1,000 for 1 share, and thus determined the amount of R$4 billion (expert opinion of August 30, 2017). These expert opinions were approved by the trial court judge (September 18, 2020), thus prompting Itaú to file the proper appeals, which were both granted with suspensive effect. One of the appeals filed by the bank has already been tried and was granted to annul the judgment for ratification due to lack of statement of reasons. Trial on the motion for clarification filed by the bank is pending, due to an unessential mistake in the decision, so that the case can be remanded to the lower court for a new trial. The other appeal is

still pending trial. Itaú had also filed complaints with the Disciplinary Board of Courts and National Justice Board (CNJ), which were dismissed as the Judge in charge had passed away. Itaú made a judicial deposit of the amount it understands as effectively due, which corresponds to the price of shares and accessory obligations based on the reverse split carried out in March 1987 (R$895,004.60 – October 2020).
g. Summary of decisions on the merits issued: At the cognizance phase, the bank was ordered to pay plaintiff the amount corresponding to the shares sold without evidence of plaintiff's authorization, as well as corresponding earnings. Upon calculation of the liquid amount, the lower court judge approved the expert witness report (September 18, 2020), and stated, in both lawsuits, that the bank owned about R$4 billion. An appellate decision has already been handed down in one of the proceedings, granting the appeal filed by the bank to annul the judgment of ratification due to lack of statement of reasons (ruling on May 15, 2023).
h. Case status: The appeal filed by the bank in one of the proceedings and the motion for clarification filed by the bank in the other proceeding, at the Appellate Court of the State of Pará, are pending trial.
i. Chance of loss: Probable (R$1,175,235.95) and Remote (R$7,138,244,755.22)
j. Reason why this case is deemed material: Amount in dispute
k. Analysis of the impact in the event of an unfavorable decision: Pay award corresponding to the value of shares and respective accessory obligations.

Tax Claims

Case No.16327.720661/2021-45

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court (CARF)
c. Filing date: 09.22.2021
d. Parties to the proceedings: Federal Government vs. Banco Itaucard S/A
e. Amounts, assets or rights involved: R$1,071,825,607.45 (December 2023).
f. Main facts: This is a tax assessment notice issued aimed at the collection of social contribution (CSLL) on the grounds of alleged lack of addition, in Part A of LACS book, of the debit balances related to counterparts of surplus and deficit of depreciation in 2017, as tax authorities consider them nondeductible. This assessment notice was upheld by the Federal Revenue Service Judgment Office (DRJ) at the trial of the objection filed. The voluntary appeal filed before the CARF is pending trial since October 26, 2022.
g. Summary of decisions on the merits issued: DRJ stated the reasons for upholding the tax assessment on the grounds that the adjustments arising from surplus and deficit of depreciation had caused no tax effects on CSLL and should be neutralized off books by excluding or adding any corresponding revenues or expenses in the calculation of the contribution calculation basis.
h. Case status: Appellate decision by DRJ: 23-09-2022; Voluntary appeal filed by the company before CARF is pending trial.
i. Chance of loss: Possible
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.721221/2019-91

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court (CARF)
c. Filing date: 12.30.2019
d. Parties to the proceedings: Federal Revenue Service vs. Banco Itaucard S/A
e. Amounts, assets or rights involved: R$1,100,025,918.52 (December 2023).
f. Main facts: Tax assessment notice aimed at the collection of corporate income tax (IRPJ) and social contribution (CSLL) for calendar years 2014 and 2015 on the grounds of disallowance of losses incurred by Banco Itaucard in derivative transactions with Itaú Unibanco S/A, in addition to an aggravated fine (150%). On June 15, 2020, the administrative lower court handed down a ruling to

uphold the tax assessment. A voluntary appeal filed by the company before CARF, on July 22, 2020, is pending trial.
g. Summary of decisions on the merits issued: The decision rendered by the DRJ was based, in summary, on the understanding that derivative transactions, although carried out on stock exchanges, have not derived from transactions carried out under normal market conditions and do not meet the legal requirements for deduction, in accordance with Article 299 of Decree No. 3000/1999. With respect to the aggravated fine, DRJ understood, in summary, that the atypical nature of these operations justified the upholding of the fine.
h. Case status: Appellate decision by DRJ: 15-06-2020. Voluntary appeal filed by the company before CARF is pending trial.
i. Chance of loss: Possible (R$802,765,077.95) and Remote (R$297,260,840.57).
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.721240/2019-17

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court (CARF)
c. Filing date: 12.30. 2019
d. Parties to the proceedings: Federal Government vs. Banco Itaucard S.A.
e. Amounts, assets or rights involved: R$1,350,038,267.67 (December 2023)
f. Main facts: Tax assessment notices issued aimed at the collection of PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out, with a 150% fine levied. Lawsuit attached to Case No. 16327.721239/2019-92 about the same subject matter. On May 25, 2020, the administrative lower court handed down a ruling to uphold the tax assessment. Voluntary appeal filed by the company before CARF, on July 3, 2020, is pending trial.
g. Summary of decisions on the merits issued: DRJ stated the reasons for upholding the tax assessment notice on the grounds that, during the contract term, the Bank accurately calculated the PIS/Cofins basis but had unduly reversed the depreciation surplus amounts at the end of each contract.
h. Case status: Appellate decision by DRJ: 25-05-2020; Voluntary appeal filed by the company before CARF is pending trial.
i. Chance of loss: Possible (R$149,592,407.34) and Remote (R$1,200,445,860.34)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.720188/2019-81

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 02.27. 2019
d. Parties to the proceedings: Federal Government vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$1,442,819,242.81 (December 2023).
f. Main facts: Tax assessment notice aimed at the collection of social security tax due on payments of employee and management profit sharing, meal voucher and food allowance paid in tickets and hiring bonus. On February 11, 2021, the administrative lower court handed down a ruling to partially uphold the tax assessment, against which the Company has filed a voluntary appeal. On January 8, 2024, CARF ruled to grant the voluntary appeal to fully cancel the tax assessment.
g. Summary of decisions on the merits issued: DRJ cancelled part of the tax assessment, which had been subject to review at the evidentiary remedy stage, during which an error in the assessed

calculation was identified. With respect to the other cases presented by the defense, DRJ just upheld the tax assessment filed. Upon the trial of the Voluntary appeal filed, CARF ruled to cancel the tax assessment in full due to its groundlessness regarding the meal voucher and food allowance paid in tickets and hiring bonus, as well as to declare the tax assessment in connection with employee profit sharing null and void, in addition to dismiss the fine on assessment levied on debits on management profit sharing, considering that the amount due has been suspended at the judicial level.
h. Case status: Appellate decision by DRJ: February 11, 2021; Appellate decision by CARF: January 8, 2024; The parties await notice of the appellate decision by CARF and a possible appeal to be filed by the Federal Government.
i. Chance of loss: Probable (R$51,676,193.17), Possible (R$657,998,384.81) and Remote (R$733,144,664.83).
j. Reason why this case is deemed material: Amount in dispute
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.5015701-60.2019.4.03.6100

a. Court: 10th Civil Lower Court of São Paulo
b. Jurisdiction: Lower court – Federal Courts of the State of São Paulo (JFSP)
c. Filing date: 12.22.2015
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S.A.
e. Amounts, assets or rights involved: R$1,424,786,581.69 (December 2023).
f. Main facts: Action for annulment filed on August 27, 2019 aimed to cancel the tax assessment notice issued for collection of Corporate income tax (IRPJ) and Social contribution (CSLL) for calendar years 2010, 2011 and 2012, on the grounds of disallowance of operating expenses (expenses on interbank deposits related to investments in ID/Fixed rate funds made by Unibanco, whose invested funds derived from the full subscription of capital increase carried out by Itaú). On October 3, 2020, the interlocutory relief was granted to suspend the enforceability of tax credit. On January 26, 2024, the TRF of the 3rd Region ruled to dismiss the interlocutory appeal filed by the Federal Government against the decision that had granted the interlocutory relief. Awaiting judgment to be rendered.
g. Summary of decisions on the merits issued: Judgment not yet rendered. Decisions on the merits for this case have not yet been rendered.
h. Case status: Awaiting judgment to be rendered.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No.5000150-69.2021.403.6100

a. Court: 11th Civil Lower Court of São Paulo
b. Jurisdiction: Lower court
c. Filing date: 01.06. 2021
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$1,424,169,513.32 (December 2023).
f. Main facts: Writ of mandamus filed aimed to cancel the tax assessment notice aimed at the collection of social security contribution on payments made as profit sharing in 2009 and 2010 (originally the tax assessment notice also comprised the taxation of the hiring bonus, which is challenged under Action for annulment No. 5010871-512019.403.6100, with a judgment for plaintiff, which is currently awaiting trial of the appeal filed by the Federal Government. In the records of the writ of mandamus, on January 12, 2021, a preliminary injunction was granted to suspend the enforceability of the tax credit related to the collection of social security contribution on profit sharing. On July 16, 2021 the judgment that partially granted the preliminary injunction was rendered. On October 10, 2022, the TRF of 3rd Region handed down the appellate decision that upheld the judgment. Analysis of the admissibility of the special and extraordinary appeals filed by the parties is pending.

g. Summary of decisions on the merits issued: Preliminary injunction and writ of mandamus were partially granted to dismiss the assessed portion calculated on a portion of profit sharing (the one meeting the legal frequency limits) which, therefore, is excluded from taxation. Furthermore, the part of the initial pleading intended to avert the entire original assessment (portion already paid, which we asked for refund only) was dismissed. The appellate decision on this appeal upheld the judgment, on the grounds that the defect of part of the profit sharing payments regarding the frequency does not apply to the entire profit sharing.
h. Case status: Preliminary injunction: January 12, 2021; Judgment: July 16, 2021; Judgment in connection with appellate decision on motion for clarification: September 21, 2021; Appellate decision on appeal for official review: October 10, 2022; Appellate decision dismissing the motion for clarification: July 5, 2023; Analysis of the admissibility of the special and extraordinary appeals filed by both parties is pending.
i. Chance of loss: Possible.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No.5013052-25.2019.403.6100

a. Court: 25th Civil Lower Court of São Paulo
b. Jurisdiction: Lower court – Federal Courts of the State of São Paulo (JFSP)
c. Filing date: 12.05. 2014
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S.A.
e. Amounts, assets or rights involved: R$1,524,700,896.08 (December 2023).
f. Main facts: Action for annulment filed on July 27, 2019 aimed to cancel the tax assessment notice for collection of Corporate income tax (IRPJ) and Social contribution (CSLL) on the grounds that a portion of the goodwill determined in the operation for the association of the Itaú and Unibanco groups would have been unduly amortized from a fiscal standpoint. A separate fine is being claimed on the grounds of non-payment of monthly amounts. On June 8, 2022, a judgment for defendant was rendered in connection with this action for annulment. The appeal filed before the TRF of 3rd Region is pending trial. With respect to the separate fine, after being served with the judgment that denied the special appeal, the company filed Lawsuit No. 5002388-95.2020.403.6100 on February 14, 2020, with a preliminary injunction being granted on March 4, 2020 to suspend the enforceability of the tax credit, which was upheld by the judgment granting the relief on June 8, 2020. An appeal filed by the Federal Government is pending trial.
g. Summary of decisions on the merits issued: Judgment for defendant, in spite of the favorable expert evidence that supported the expert witness report submitted by the company.
h. Case status: Judgment: June 8, 2022. Motion for clarification: June 13, 2022. Judgment on motions for clarification: September 6, 2022. Appeal: September 27, 2022. Appeal filed by the company at TRF3 is pending trial.
i. Chance of loss: Possible.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720004/2018-01

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. Filing date: 01.18.2018 (date the assessment notice was received)
d. Parties to the proceedings: Federal Government vs. Banco Itaucard S/A
e. Amounts, assets or rights involved: R$1,827,445,647.51 (December 2023).
f. Main facts: Tax assessment notices in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out, with a 150% fine levied. Partially favorable decision granted at DRJ. Partially favorable decision granted at CARF.

Special appeals were filed by the Federal Government and the Bank, which are pending trial before CSRF.
g. Summary of decisions on the merits issued: DRJ partially granted the defense, to recognize the fiscal authorities' right to charge the January-November 2012 amounts was extinguished upon expiration of the preemptive period. The remainder of the assessment notice was upheld. CARF partially granted the voluntary appeal filed by the Bank to unanimously dismiss the charge of simulation and, consequently, the alleged aggravated fine of 150%, and to recognize that the right to collect the January-November 2012 amounts was extinguished, therefore dismissing the mandatory review filed. A casting vote was used to uphold the remainder of the assessment notice.
h. Case status: Appellate decision by DRJ: 31-08-2018; Appellate decision by CARF: 06-01-2020; Special appeals filed by both the Federal Government and the Bank before CSRF are pending trial.
i. Chance of loss: Possible (R$1,435,132,914.02) and Remote (R$392,312,733.50)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.720945/2018-36

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 12.21. 2018
d. Parties to the proceedings: Federal Government vs. Itaú Unibanco S/A.
e. Amounts, assets or rights involved: R$2,413,977,777.16 (December 2023).
f. Main facts: Tax assessment notice for collection of corporate income tax (IRPJ), social contribution (CSLL), PIS and Cofins (taxes on income) and fines (2012 to 2015) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among Group companies. On December 1, 2022, the Voluntary appeal filed before CARF was granted. A Special appeal was filed by the Federal Government.
g. Summary of decisions on the merits issued: DRJ upheld the assessment notice, as it understood that transactions involving operating expenses (interbank deposits) were meant for fiscal purposes only, with no business intent. Meanwhile, CARF overruled this decision, as it understood that these transactions and expenses were legitimate in accordance with Article 299 of the Income Tax Regulation (RIR/99).
h. Case status: Appellate decision by DRJ: July 25, 2019; Appellate decision by CARF: November 17, 2022; The Special appeal filed by the Federal Government is pending trial.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.16327.720965/2021-11

a. Court: Federal Revenue Service (Federal Revenue Service Judgment Office (DRJ)
b. Jurisdiction: Administrative lower court
c. Filing date: 10.18. 2021
d. Parties to the proceedings: Federal Government vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$2,590,225,937.68 (December 2023).
f. Main facts: Tax assessment notice aimed at the collection of social security contribution (employers' and third parties' shares – INCRA and SALED) on payments made as profit sharing, partners' program, hiring bonus, meal vouchers and food allowance in tickets and hiring bonus in 2017. On November 16, 2021 an objection was filed by the Company.
g. Summary of decisions on the merits issued: Decisions on the merits for this case have not yet been rendered.

h. Case status: Objection filed at DRJ is pending trial.
i. Chance of loss: Possible (R$1,905,654,215.87) and Remote (R$684,571,721.81)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.16327.721356/2020-90

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court (CARF)
c. Filing date: 12.10. 2020
d. Parties to the proceedings: Itaú Unibanco vs. Federal Government
e. Amounts, assets or rights involved: R$2,032,530,990.17 (December 2023).
f. Main facts: Tax assessment notice received on December 10, 2020 for the collection of social security contributions and third parties on payments made as profit sharing, partners' program, hiring bonus, meal vouchers and food allowance in tickets in 2016. Partially favorable decision rendered at DRJ. A Voluntary appeal and a mandatory review were filed. CARF has partially granted the Voluntary appeal, but has denied the mandatory review. A motion for clarification was filed by Itaú.
g. Summary of decisions on the merits issued: DRJ canceled part of the assessment notice, averting the fines on assessment on debits on management profit sharing, as the suspension of enforceability prior to the start of the inspection procedure was proved, and upheld the remaining charges. CARF partially canceled the tax assessment, also averting the taxation on meal vouchers and food allowance paid in tickets, and also upheld the removal of fine on assessment on debits on management profit sharing.
h. Case status: Appellate decision by DRJ: June 29, 2021; Appellate decision by CARF: May 17, 2023; The motion for clarification filed by Itaú is pending trial.
i. Chance of loss: Probable (R$82,186,893.96) and Possible (R$1,950,344,096.21)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.720774/2018-45

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 10.26.2018
d. Parties to the proceedings: Federal Government vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$3,411,754,951.95 (December 2023).
f. Main facts: Tax assessment notice for collection of corporate income tax (IRPJ), social contribution (CSLL), PIS and Cofins (taxes on income) and fines (2012 to 2013) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among Group companies. DRJ dismissed the appeal filed. Meanwhile, CARF partially granted the voluntary appeal. A motion for clarification was filed by the company, and a special appeal was filed by the Federal Government.
g. Summary of decisions on the merits issued: DRJ upheld the assessment notice as it understood that these transactions had no business intent. CARF, on merits and by the casting vote, upheld this understanding, but averted the aggravation of the fine on assessment and recognized the partial preemption of the events that had triggered IRPJ and CSLL.
h. Case status: Appellate decision by DRJ: June 11, 2019; Appellate decision by CARF: March 14, 2023. The motion for clarification filed by the company and the special appeal filed by the Federal Government are pending trial.
i. Chance of loss: Possible (R$1,153,950,160.00) and Remote (R$2.257.804.791,95)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable

outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.5026528-67.2018.4.03.6100

a. Court: 7th Civil Lower Court of São Paulo
b. Jurisdiction: Lower court
c. Filing date: 11.14.2013
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$3,388,490,156.27 (December 2023).
f. Main facts: Tax assessment notice for the collection of corporate income tax (IRPJ) and social contribution (CSLL) on the grounds of alleged capital gain arising from the association between the Itaú and Unibanco conglomerates, assigned to E. Johnston Representação e Participações. A voluntary appeal was filed by the taxpayer, which was dismissed by CARF. The case was terminated with an unfavorable decision rendered by CSRF on September 28, 2018. Therefore, on October 22, 2018 the company filed action for annulment No. 5026528-67.2018.4.03.6100, which is currently pending at the Federal Courts of São Paulo. Interlocutory relief was granted in connection with this action on October 26, 2018, with the claim granted on October 2, 2020. The appeal filed by the Federal Government is currently pending trial.
g. Summary of decisions on the merits issued: Favorable judgment at trial court fully granted the claim to nullify the tax assessment notice.
h. Case status: Interlocutory relief: October 26, 2018; Judgment: October 2, 2020; Appeal filed by the Federal Government at TRF of 3rd Region is pending trial.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 0204699-55.0500.8.26.0090 (204.699/05)

a. Court: Municipal Tax Foreclosure Court of São Paulo
b. Jurisdiction: Lower court
c. Assignment date: 11.30.2005
d. Parties to the proceedings: Municipality of São Paulo vs. Banco Itauleasing S/A (formerly Cia Itauleasing de Arrendamento Mercantil)
e. Amounts, assets or rights involved: R$4,732,731,156.62 (December 2023).
f. Main facts: Tax foreclosure filed by the Municipality of São Paulo to collect ISS on leasing operations on the grounds that such amounts were unduly paid to the Municipality of Poá.
g. Summary of decisions on the merits issued: Judgment for defendant on motion to stay execution was rendered, which was later rendered null and void by means of the appeal filed by the Appellate Court of the State of São Paulo,
h. Case status: Awaiting judgment to be rendered. (previous judgment- nullified: August 20, 2008; appellate decision by the TJSP that rendered the previous judgment null and void: February 27, 2014)
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Payment of the amount challenged.

Case No. 1000510-36.2021.8.26.0462

a. Court: 2nd Civil Lower Court of Poá (State of São Paulo)
b. Jurisdiction: Lower court
c. Filing date: 02.22.2021
d. Parties to the proceedings: Banco Itaucard S/A vs. Municipality of São Paulo vs. Municipality of Poá
e. Amounts, assets or rights involved: R$6,847,773,224.84 (December 2023)

f. Main facts: Tax assessment notices levied by the Municipality of São Paulo to challenge the place of payment of service tax (ISS) on credit card and leasing operations, on the grounds that these payments were unduly made to the Municipality of Poá.
g. Summary of decisions on the merits issued: After unfavorable decisions at the administrative level, the company filed a lawsuit to obtain a statement of existence of a legal tax relationship between Banco Itaucard and the Municipality of Poá and the resulting cancellation of the charges made by the Municipality of São Paulo or the recovery of the undue payment made to the Municipality of Poá.
h. Case status: This action remains pending trial on merits at the lower court.
i. Chance of loss: Possible (R$3,345,571,863.02) and Remote (R$3,346,909,459.77)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16561.720011/2020-46

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 04.15.2020
d. Parties to the proceedings: Federal Government vs. Redecard S.A. and others
e. Amounts, assets or rights involved: R$8,137,124,095.82 (December 2023).
f. Main facts: Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard's shares by Banestado through a public offering of shares, and a 150% fine and a separate fine were levied on the alleged non-payment of monthly estimates. Objection was filed and partially granted at the Federal Revenue Service Judgment Office (DRJ) to exclude the aggravated fine and the presumed joint and several liability. A voluntary appeal and a mandatory review were filed.
g. Summary of decisions on the merits issued: DRJ rendered a partially favorable decision to exclude the aggravated fine and the joint and several liability.
h. Case status: Appellate decision by DRJ: December 7, 2020. Voluntary appeal: January 4, 2021. The voluntary appeal and mandatory review filed at CARF are pending trial.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16561.720086/2018-11

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 11.14.2018
d. Parties to the proceedings: Federal Revenue Service vs. Redecard S/A
e. Amounts, assets or rights involved: R$9,069,138,144.12 (December 2023).
f. Main facts: Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard's shares by Banestado through a public offering of shares, and a 150% fine and a separate fine were levied on the grounds of non-payment of monthly estimates for the 2013-2015 period. The administrative lower court has partially granted the objection filed to exclude the aggravated fine, and Redecard has filed a voluntary appeal challenging the upheld portion of the assessment notice and the mandatory review related to the portion discharged.
g. Summary of decisions on the merits issued: DRJ rendered a partially favorable decision on the objection to exclude the aggravated fine due to lack of simulation or fraud. However, it upheld the

assessment on goodwill.
h. Case status: Appellate decision by DRJ: July 4, 2019. Voluntary appeal: August 2, 2019. The voluntary appeal and mandatory review filed at CARF are pending trial.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.720946/2018-81

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 12.21.2018
d. Parties to the proceedings: Federal Government vs. Banco Itaucard S/A
e. Amounts, assets or rights involved: R$13,784,942,419.98 (December 2023).
f. Main facts: Tax assessment notice for collection of corporate income tax (IRPJ), social contribution (CSLL), PIS and Cofins (taxes on income) and fines (2012 to 2015) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among Group companies. DRJ dismissed the appeal filed. A voluntary appeal was filed. The voluntary appeal started to be tried at CARF, where, instead of entering judgment, the judge ordered the production of more evidence.
g. Summary of decisions on the merits issued: DRJ upheld the assessment notice as it understood that these transactions had no business intent.
h. Case status: Appellate decision by DRJ: May 31, 2019; Voluntary appeal filed is pending trial.
i. Chance of loss: Possible (R$3,917,938,061.13) and Remote (R$9,867,004,358.85)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.16327.720680/2013-61

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. Filing date: 06.25.2013
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco Holding S/A
e. Amounts, assets or rights involved: R$33,373,310,354.78 (December 2023).
f. Main facts: Tax assessment notice for collection of corporate income tax (IRPJ) and social contribution (CSLL) for fiscal year 2008, arising from the transaction that led to the association between Itaú Holding and Unibanco Holdings S.A. On April 10, 2017, CARF rendered a decision for the Company by cancelling the tax assessment notice. The special appeal filed by the Federal Government (National Treasury) was suspended by CARF until the final trial of writ of mandamus No. 1017987-56.2017.4.01.3400 filed against the admissibility of the special appeal lodged by the National Treasury, in which the appeal filed by the Federal Government is pending trial.
g. Summary of decisions on the merits issued: PA 16327.720680/2013-61: On majority of votes. The voluntary appeal to cancel the assessment in full was granted at CARF. Writ of mandamus (MS) 1017987-56.2017.4.01.3400: preliminary injunction and writ of mandamus were granted to dismiss the admissibility of the special appeal filed by the Federal Government, thus rendering a final and unappealable decision at the administrative level for the company. On October 11, 2021 the appeal filed by the Federal Government was dismissed by majority of votes (2x1), with the resulting suspension of the trial so that a broader trial is held in accordance with Article 942 of the Code of Civil Procedure (CPC).
h. Case status: Administrative level: Appellate decision by CARF: April 10, 2017; Special appeal filed by the Federal Government (National Treasury) suspended and awaiting the

termination of MS 017987.56.2017.4.01.3400. At judicial level: Preliminary injunction: December 14, 2017; Judgment: July 18, 2018; Awaiting the broader trial on the appeal filed by the Federal Government, which has already been denied by majority of votes.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Labor claims

No labor claims in the period, under the materiality criteria set for this document.

Administrative Proceedings

Case No.08700.008182/2016-57

a. Court: Brazilian antitrust agency (CADE)
b. Jurisdiction: Administrative lower court – General Superintendency of the Brazilian antitrust agency (CADE)
c. Filing date: Published in the Official Gazette of the Federal Government on December 8, 2016.
d. Parties to the proceedings: CADE *ex officio* vs. Banco Itaú BBA S.A. and others.
e. Amounts, assets or rights involved: In accordance with Law No. 12529/11, Article 37, item I, any violation of the economic order subjects the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenue of such company, group or conglomerate, earned in the last year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained whenever such calculation is possible. On the grounds of lack of definition of the calculation basis to be applicable, as well as of the significant wide range of percentages applicable, it is not possible to estimate the fine amounts in the event of an unfavorable decision.
f. Main facts: This is an administrative proceeding filed to investigate alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Brazilian real). These presumed anti-competition conducts would have been engaged mainly in the FX spot and futures (derivatives) markets. The practices under investigation would have been engaged in Brazil by financial institutions (Banco Itaú BBA S.A., among them). and individuals located in the Brazilian territory. The defense was timely filed on January 8, 2018. No material developments occurred, even though settlements were signed with CADE, notably by Citibank.
g. Summary of decisions on the merits issued: No decisions on merits have been issued yet.
h. Case status: Still under review by the General Superintendency of CADE
i. Chance of loss: Possible
j. Reason why this case is deemed material: Image risk
k. Analysis of the impact in the event of an unfavorable decision: Payment of a fine.

Case No.08700.002066/2019-77

a. Court: Brazilian antitrust agency (CADE)
b. Jurisdiction: Administrative appellate court
c. Filing date: April 18, 2019 (start of investigation)
d. Parties to the proceedings: CADE *ex officio* vs. Itaú Unibanco S.A. and Redecard S.A.
e. Amounts, assets or rights involved: Not applicable.
f. Main facts: In April 2019, the General Superintendency of CADE filed an administrative proceeding against Itaú Unibanco and Redecard to investigate an alleged anti-competitive practice in the credit card receivables market. Redecard had launched a program under which it would settle/clear credit card receivables in mere two days in an account held at Itaú Unibanco. CADE filed a preliminary injunction requesting the program to be suspended, which was dismissed as the program was upheld by virtue of a preliminary decision issued by the Federal Courts. In December 2019, Redecard decided

to clear all bank accounts within two days, regardless of whether they were held at Itaú Unibanco, and as a result the lawsuit that upheld the program lost its purpose. Redecard and Itaú Unibanco filed their defenses, including legal and economic opinions, to evidence the inexistence of anti-competitive practices. The case was granted a favorable decision by the General Superintendency of CADE and the Department of Economic Studies, which understood there was no anti-competitive conduct in the case in question. Case currently pending at the Appellate Court (Judge-Rapporteur Gustavo Augusto), who will give the final word, after hearing the Court on either a favorable or unfavorable ruling. The aforementioned Counselor determined the testimony of the Federal Public Prosecution Office and the Counsel to CADE. In February 2024 the latter issued an opinion to terminate the case. The case is pending the opinion of the Federal Public Prosecution Office to be remanded to the Judge-Rapporteur).
g. Summary of decisions on the merits issued: The General Superintendency of CADE and the Department of Economic Studies issued a technical note stating that there was no anti-competitive conduct in D+2.
h. Case status: Currently pending before CADE, distributed to the Judge-Rapporteur Gustavo Augusto. The aforementioned Judge-Rapporteur has forwarded the case to the Federal Public Prosecution Office and the Counsel to CADE.
i. Chance of loss: Possible
j. Reason why this case is deemed material: Image risk
k. Analysis of the impact in the event of an unfavorable decision: Administrative fine (not possible to estimate) and reputational damage.

<u>**Arbitration Proceedings**</u>

The Issuer is not a party to any arbitration proceeding pending on December 31, 2023 that is material in terms of the matter or amount involved.

<u>**Environmental Proceedings**</u>

No environmental proceeding was filed in the period, in accordance with the materiality criteria set for this document.

4.5. State the total amount of provision, if any, for the proceedings described in item 4.4

The total amount provided for the claims described in item 4.4. is R$133,863,087.13 for tax claims and R$1,168,807.51 for civil proceedings.

4.6. With respect to the significant confidential proceedings to which the issuer or its controlled companies are a party and which have not been reported in item 4.4, analyze the impact in the event of an unfavorable decision and inform the amounts involved

The Issuer and controlled companies are not parties to any confidential proceedings that are considered significant.

4.7. Describe other material contingencies not included in the previous items

The amounts involved in the main tax and social security proceedings whose chance of loss is possible, which are not described in item 4.4, total R$27,087 million, as described below:

R$ million		
Tax	**Issue**	**Amount**
INSS	INSS - Non-compensatory amounts: we defend the non-levy of non-compensatory amounts, profit sharing and stock option grant plan.	4,932
ISS	Banking activities: We challenge the levy and/or place of payment of ISS for certain banking revenues.	3,112
IRPJ/CSLL/PIS/COFINS	Request for offset rejected: cases in which liquidity and certainty of offset credit are analyzed.	2,524
IRPJ and CSLL	Goodwill - Deduction: we challenge the deductibility of goodwill on acquisition of investments with expected future profitability.	2,387

IRPJ/CSLL	Deductibility of losses in loan operations: we challenge tax assessment notices aimed at the collection of IRPJ and CSLL amounts due to alleged non-compliance with legal criteria for the deduction of losses on receipt of credits.	2,166
IRPJ and CSLL	Disallowance of losses: We challenge the amount of tax loss and/or tax loss carryforwards used by the Federal Revenue Service in tax assessment notices, which are still pending a final decision.	1,252
PIS and COFINS	Reversal of revenues from excess depreciation: we challenge the accounting and tax treatment granted to PIS and COFINS upon settlement of lease operations.	1,033
Total		17,406

5. Risk Management and Internal Control Policy

5.1 With respect to the risks stated in items 4.1 and 4.3, state:

a. whether the issuer has a formal risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy.

We have a defined governance process for policy review applicable to Brazil and our international units. Policies basically set out institutional guidelines, methodologies and processes, address regulatory requirements and the best market practices. The institution has internal policies that provide guidelines and set out risk management governance, as follows:

Policies(1)	Approving body	Date of approval
Capital Management Policy	Board of Directors	10.05. 2023
Credit Risk Management and Control Policy	Board of Directors	08.21.2023
Integrated Management of Operational Risk and Internal Controls	Board of Directors	12.11. 2023
Liquidity Risk Management and Control Policy	Board of Directors	06.21. 2023
Market and IRRBB Risk Management and Control Policy	Board of Directors	04.10. 2023
Compliance Policy	Board of Directors	07.13. 2022

(1) Available for consultation on website www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies.

b. the objectives and strategies of the risk management policy, if any, including:

i. risks that are intended to be hedged

Credit Risk

Credit risk is a risk of loss associated with: (i) failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined under contract; (ii) value loss of a credit agreement resulting from a deterioration of the borrower's, issuer's or counterparty's credit rating; (iii) reduction of profits or income; and (iv) benefits granted upon subsequent renegotiation or debt recovery costs.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational goals. It includes legal risk associated with inadequacy or deficiency in agreements to which we are a party, as well as penalties due to noncompliance with applicable laws and damages to third parties arising from the activities undertaken by us.

Internally, we classify these exposures to risk within the following categories:

- Internal fraud;
- External fraud;
- Labor claims and deficient security in the workplace;
- Inadequate practices related to clients, products and services;
- Damage to our own physical assets or assets in use;
- Interruption of our activities or the discontinuation of services provided, including payments;
- Failures in information technology systems; and
- Failures in the performance, compliance with deadlines and management of our activities, including those related to payment arrangements.

Moreover, in line with domestic and international practices, we also manage risks resulting from insurance, pension and special savings products ensuring that they are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focuses on the special nature of each risk. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Liquidity Risk

Liquidity risk is defined as the likelihood that a financial institution will not be able to effectively honor its expected and unexpected obligations, either current or future, including those from guarantee commitments, without affecting its daily operations or incurring significant losses.

Market Risk

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

<u>Other Risks</u>

Social, Environmental and Climate Risks

We understand social, environmental and climate, or SAC, risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations.

Regulatory or Compliance Risk

We consider regulatory or compliance risk as the risk associated with any losses, either financial or reputational, arising from non-compliance with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to our activities.

Country Risk

Country risk is the risk of losses arising from noncompliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of political, economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located.

Reputational Risk

We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, shareholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and our ability to maintain our existing and create new commercial relations and continue to have access to financing sources.

ii. instruments used for hedging purposes

Risk Management

Taking on and managing risks is one of our activities and, to this end, we must have well-established risk management objectives. In this context, the risk appetite defines the nature and level of acceptable risks to us and the risk culture guides the attitudes necessary to manage them.

We invest in robust risk management processes that are the basis for our strategic decisions to ensure the sustainability of the business and to maximize the creation of shareholder value. These processes are aligned with the guidelines of our Board of Directors and our Executives who, through collegiate, define the global objectives, expressed in goals and limits for the risk management business units. The control and capital management units, in turn, support our management by means of risk and capital monitoring and analysis processes.

The principles that provide the foundations of risk management, the risk appetite, and the guidelines for how our employees act in their day-to-day decision-making are:

- Sustainability and customer satisfaction: our vision is to be the leading bank in performance and customer satisfaction and is therefore concerned with generating shared value for employees,

customers for employees, customers, shareholders and society, ensuring the perpetuity of our business. We are concerned with doing business that is good for the client and for us.

- Risk Culture: our risk culture goes beyond policies, procedures and processes, strengthening the individual and collective responsibility of all employees to manage and mitigate risks mitigate the risks in a conscious manner, respecting the way business is done in an ethical manner.
- Risk pricing: we act and assume risks in businesses we know and understand, and avoid those we do not know or for which we have no competitive advantage, carefully evaluating the relation between risk and return.
- Diversification: we have a low appetite for volatility in results and, for this reason, we operate in a diversified base of clients, products and businesses, seeking the diversification of risks, in addition to prioritizing lower risk business.
- Operational excellence: we want to be an agile bank, with a robust and stable infrastructure, in order to offer a high-quality service;
- Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after reputation.

CMN Resolution 4,557, of February 23, 2017, ("CMN Resolution No. 4,557"), provides for the structure of risk and capital management framework. CMN Resolution No. 4,557 highlights the implementation of a continuous and integrated risk integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress test program, the constitution of a Risk Committee and the appointment, before the Central Bank, of the Risk Management Officer (CRO), with the attribution of roles responsibilities and independence requirements.

In addition to the adoption of risk management principles, risk appetite and risk culture, we describe below the procedures used specifically to protect against the risks mentioned in the previous item (5.1.b.i).

Credit Risk

Our credit risk management business units are responsible for monitoring the portfolios under their responsibility and granting credit, which takes into account approval levels, market conditions, macroeconomic prospects, and changes in markets and products.

Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others. It also considers external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to our clients who are individuals and small and medium companies, credit score is assigned based on statistical models (in the early stages of our relationship with the client) and behavior score models (used for clients with whom we have an existing relationship). For large companies, credit score is based on information, such as its economic and financial situation, its cash-generating capacity, the business group to which it belongs and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case evaluation.

We also strictly control our credit exposure to clients, acting to reverse occasional risk appetite limit breaches. We may use contractual covenants for this purpose, such as the right to demand early payment or require additional collateral under the credit granted.

To measure credit risk, we take into account the probability of default by the borrower, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

We use validated models to ensure that the databases and methods we use are complete and accurate, so that they reflect risk parameters more accurately.

In compliance with the principles of the CMN Resolution No. 4,557, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all of our companies and subsidiaries in Brazil and abroad.

Loan Approval Process

Extensions of credit are approved based on our risk management policies at the business unit level, determined in accordance with the criteria of each department and risk appetite. The decision to extend credit to customers can be granted by means of a pre-approval process or by the traditional approval mechanism, which is applied on a case by case basis. In both scenarios, our decisions are made based on principles of credit quality, such as credit rating supported by statistical models, percentage of income committed by the client and credit restrictions determined by us and generally by the market.

Our risk appetite framework determines our global credit exposure policies and the business units prepare and maintain the policies and procedures of the credit cycle.

The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client's credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid taxpayer identification numbers, existence of previous or pending debt restructuring or renegotiation processes and failure to pay checks due to insufficient funds. Our risk assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective.

For further information about our credit risk and credit risk mitigating policies, see Note 32– Risk and Capital Management to our consolidated financial statements.

Operational Risk

Our operational risk management unit is comprised of senior management individuals, and reports to our Chief Risk Officer who in turn reports into the Chief Executive Officer. It has well-defined roles and responsibilities in order to segregate and ensure independence from the businesses and to achieve well-balanced risk management decisions. Accordingly, our operational risk management process is under the responsibility of all the different business areas using the risk management framework established independently by the operational risk unit which includes methodologies and procedures, training, risk assessments and monitoring of the control environment.

Our management uses corporate methods developed and made available by our compliance and operational risk units. Among the methodologies, tools and controls used by our management are (i) the self-assessment and the mapping of our prioritized risks; (ii) a framework for product approval governed by the second line of defense; and (iii) the monitoring of key risk indicators and the database of operational losses, ensuring unity for our managing processes, systems, projects and new products and services. Reporting on risk monitoring, effectiveness of internal controls, remediation action plans and operational losses are regularly presented to the business area officers in specific forums.

Procedures and Key Indicators

Crisis Management and Business Continuity

We have developed a Business Continuity Program, with the purpose of protecting our employees, ensuring the continuity of the critical functions of our business lines, safeguarding revenue and sustaining both a stable financial market and the trust of our clients and strategic partners in our services and products.

Our Business Continuity Program sets out procedures for the recovery or relocation of operations in view of certain stress scenarios, such as the ones set forth below:

- Disaster Recovery Plan: focuses on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;

- Workplace Contingency Plan: employees responsible for performing critical business functions have alternatives to perform their activities in the event of unavailability of the facilities in which they usually operate, such as remote work;
- Emergency Plan: procedures aimed at preventing and minimizing the effects of emergency situations that may impact our facilities; and
- Processes Contingency Plan: secondary alternatives to carry out the critical processes identified in the business areas.

In order to carry out the aforementioned plans, the Business Continuity Program applies two types of analyses:

(i) The Business Impact Analysis, or BIA, which evaluates the requirements of the processes that support the delivery of products and services, and

(ii) Threats and Vulnerabilities Analysis, or AVA, which identifies threats to the locations where our buildings are located.

In addition, we have a corporate-wide crisis management program, with the purpose of managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructural or operational (including information technology) nature or any other events that jeopardize the image, reputation, integrity or the viability of our internal processes before our employees, clients, strategic partners and regulators.

Our Corporate Business Continuity Policy is available on our website and is not incorporated by reference into this annual report.

Liquidity Risk

Our liquidity risk control is managed by an independent area which is responsible for determining the composition of our reserve, estimating cash flow and exposure to liquidity risk over several time horizons, and monitoring the minimum limits of the risk appetite in countries in which we operate. All activities are subject to assessment by independent validation, internal controls and audit departments.

Procedures and Key Indicators

In accordance with the requirements under Central Bank regulations, we report our Liquidity Risk Statements (DLR and DLP) on a monthly basis to the Central Bank. In addition, the following items are periodically prepared and submitted to the senior management for monitoring and decision support:

- Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite;
- Contingency plans for potential crisis, which contain procedures ordered by levels of execution, considering each country's characteristics;
- Reports of risk indicators; and
- Tracking, and monitoring our funding sources taking into account counterparty´s type, maturity and other aspects, considering the risk appetite.

Liquidity Coverage Ratio (LCR) (1)

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Our average LCR for the three-month period ended December 31, 2023 was 191.8%, which is above the Central Bank's requirements.

1 The short-term liquidity ratio (LCR) measures the short-term resilience of the bank's liquidity risk profile. It is the ratio between the stock of highly liquid assets and expected net cash outflows over the next 30 days, assuming a systemic or idiosyncratic liquidity stress scenario. We calculate our short-term liquidity ratio (LCR) in accordance with Central Bank Circular No. 3,749/2015. We measure highly liquid assets at the end of each period in relation to cash outflows and inflows as the average daily value for each period. We have diversified sources of funds, with a significant portion coming from the retail segment. The main sources of funds are deposits, savings, bond issues and acceptance funds.

Net Stable Funding Ratio (NSFR) [(2)]

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

As of December 31, 2023, our NSFR was 126.9%, which is above the Central Bank's requirements.

2 The long-term liquidity ratio (NSFR) measures long-term liquidity risk. It consists of the ratio of available stable funds to required stable funding sources over a one-year period, assuming a stress scenario. We calculate our long-term liquidity ratio (NSFR) in accordance with Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) at the end of each period to the required stable funds (RSF) at the end of each period.

Market Risk

Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

- Political, economic and market conditions;
- The profile of our portfolio; and
- Capacity to act in specific markets.

The key principles underlying our market risk management strategy are as follows:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;
- Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitor and avoid risk concentration.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products.

The CMN has regulations establishing the segregation of market risk exposure into minimum risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure.

Our structure of limits and alerts follows the Board of Directors guidelines, which are reviewed and approved by our Board of Directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk

concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as our risk appetite.

Additional information on market risk protection instruments is described in item 5.2.b.iii of this Reference Form.

Other Risks

Regulatory or Compliance Risk

The regulatory or compliance risk is managed through a structured process that identifies changes in the regulatory landscape and their impacts on the institution and monitors the implementation of actions directed at adherence to the regulatory requirements.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies.

Cybersecurity Management and Processes

We consider cybersecurity and information security at the highest strategic level. Our cybersecurity risk management strategy is designed to detect, prevent, monitor and respond to security incidents, minimize unavailability, protect integrity of data and prevent data leakage. We have adopted various processes for the assessment, identification and management of risks arising from cybersecurity threats, which are documented in our Corporate Information Security and Cyber Security Policy, available at our investor relations website, which is not incorporated by reference into this annual report.

We have a cybersecurity department that is responsible for monitoring our technological environment and for assessing any threats and alerts relating to cybersecurity 24/7. Once the cybersecurity department identifies a cybersecurity incident, it classifies the incident as material or not based upon internal guidelines, as described in the Information Security and Cybersecurity Incident Response Plan (Plano de Tratamento de Incidentes de Segurança da Informação e Cyber Security), prepared by our cybersecurity department and approved by our Board of Directors, which consider, among other matters, the impact of the cybersecurity incidents on our financial system and whether there is evidence that any customer or general public information has been exfiltrated. Upon the determination that a material cybersecurity incident has occurred and that such an incident may materially damage the individuals whose personal information has been exfiltrated, the cybersecurity department is required to report the incident to the audit committee as well as to notify the relevant Brazilian authorities and those individuals implicated. In the event of a cybersecurity incident affecting personal information of our employees, the cybersecurity department reports to the inspectorate for joint action. The cybersecurity department is led by our chief security officer ("CSO"). Adriano Cabral Volpini, our CSO since 2012.

Our cybersecurity processes have been comprehensively integrated into our risk management system and strategy. Our cybersecurity department prepares an annual cybersecurity report outlining cybersecurity incidents if any, actions taken to respond to those incidents and measures adopted to prevent cybersecurity incidents from occurring. This annual cybersecurity report is presented to the risk committee, the audit committee and the Board of Directors to ensure compliance with regulatory requirements in Brazil. We also conduct, on a continuous basis, stress tests to our cybersecurity infrastructure and environment to identify potential weaknesses and improve our controls and procedures. In addition, we roll out awareness campaigns and/or trainings periodically for our employees and, every 2 years, we conduct mandatory training on cybersecurity matters for our employees, the cybersecurity department, executive management and the Board of Directors.

As part of our risk management strategy, we contract cybersecurity companies and auditing firms with industry-recognized expertise on cybersecurity matters to assess our cybersecurity controls and procedures annually. Those consultants and auditing firms conduct independent penetration tests and suggest improvements to our overall procedures, if any. In 2011 and 2021 we obtained the ISO 27001 and ISO 27701 certificates, respectively. ISO 27001 is an international standard to manage information security while ISO 27701 is the international standard for privacy information management. This additional layer of surveillance by independent consultants and auditing firms, together with the ISO 27001 and ISO 27701 certificates, represent our commitment to adequate and reliable procedures and information infrastructure.

We continuously assess and oversee material risks from cybersecurity threats associated with our third-party service providers. Before engaging in business relationships with service providers, the cybersecurity department evaluates whether they meet our minimum standards relating to cybersecurity procedures, governance and risk management. We conduct on-site visits to some service providers that impose greater cybersecurity risks to us to validate their controls over information, monitor their responses to cybersecurity incidents and improvements to cybersecurity infrastructure. Service providers are also required to report material cybersecurity incidents to us relating to breaches of our information and personal information of our customers.

From an operational perspective, we use tools such as network behavioral analysis, intrusion prevention systems or IPS, firewalls, antiviruses, antispam systems, among others to protect us against external and internal attacks. Those systems are used to protect our information and information of our customers regardless of where it is located (i.e., within our own infrastructure, a cloud provider or service provider's infrastructure) throughout the lifecycle of the information.

Risks from cybersecurity threats, including any previous cybersecurity events, have not materially affected us or our business strategy, results of operations or financial condition as of the date of this annual report.

Social, Environmental and Climate Risks

We understand social, environmental and climate, or SAC, risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls. From a governance perspective, as for other risks, SAC risks are subject to a three lines of defense strategy, according to the methodology officially set out in the institution's internal policies, as mentioned in item 5.1 c.

In addition to the three lines of risk management, we have a dedicated social, environmental and climate risk committee, whose main role is to evaluate and deliberate on institutional and strategic matters, products, operations, services, among other related topics associated with social, environmental and climate risks, including climate change risks which also pose relevant risks for the whole financial industry.

As we consistently seek to improve our social, environmental and climate risks management, we are always attentive to challenges arising not only from new regulations, but also from an evolving stakeholders' expectations.

For more details on our social, environmental and climate policies, procedures and practices, see our Public Access Report - Social, Environmental and Climate Risk Policy, available on the Investor Relations website. Environmental and Climate Risks, available on the Investor Relations website, which is not incorporated by reference in this annual report.

Country Risk

We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of

country ratings; (ii) the determination of limits for countries; (iii) the monitoring of limits; and (iv) the monitoring of country's exposure (transfer risk and total sovereign risk).

Furthermore, on June 29, 2023, the CMN issued Resolution No. 5,089, which introduced changes to risk management requirements applicable to financial institutions. Pursuant to the new rule, country risks and transfer risks will be considered autonomous risks. Under the new rule, country risk is defined as the possibility of losses associated or incurred due to events related to foreign jurisdictions, and transfer risk is defined as the possibility of obstacles in the currency conversion of the funds required for the settlement of obligations of the financial conglomerate if these funds are held in a jurisdiction other than where the respective settlement will take place. The main amendments introduced by Resolution No. 5,089 entered into effect on January 1, 2024.

Reputational Risk

We believe that our reputation is extremely important for achieving our long-term goals. As a result, we strive to align our speech with ethical and transparent practices and work, which is essential to raise the confidence of our shareholders. Our reputation depends on our strategy (vision, culture and skills) and derives from our direct and indirect relationship between us and our shareholders.

Since reputational risk directly or indirectly permeates all of our operations and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks are identified, analyzed and managed in the initial phases of our operations and the analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and remediate the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics and corruption prevention guidelines.

Money Laundering Prevention

Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud. Itaú Unibanco became the first financial institution in Brazil to establish a board dedicated to Anti-Money Laundering.

The challenge faced by financial institutions is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities.

We have established a corporate policy to prevent our involvement in illicit activities, protecting our reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society. Our policy is based on a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with enforcement and judicial authorities. We also strive to conduct our business in accordance with the local and international best practices to prevent and fight illicit acts, through investments and training our employees on an ongoing basis.

In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes pillars, such as policies and procedures; identification processes such as Know Your Customer (KYC), Know Your Partner (KYP), Know Your Supplier (KYS) and Know Your Employee (KYE) procedures; evaluation of new products and services; sanctions compliance; monitoring, selection and analysis of suspicious operations or situations; reporting suspicious transactions to regulators and authorities; and training.

This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by our Board of Directors, audit committee, compliance and operational risk committees, risks and capital management committee and anti-money laundering committee.

Our Corporate Policy on Preventing and Combating Illegal Acts is available on our Investor Relations website (at Itaú Unibanco > Corporate Governance > Policies > Corporate Policy on Preventing and Combating Illegal Acts.

Politically Exposed Persons ("PEPs")

Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities.

As per our policies, we conduct enhanced due diligence with respect to PEPs, in line with our risk-based approach. We require a higher level of approval prior to establishing any relationship with a PEP.

iii. the organizational risk management structure



Board of Directors
Risk and Capital Mgt Committee (CGRC)
Audit Committee
Executive Committee
Internal Audit
Superior Commission for Corporate Investments (CSIS)
Superior Commission for Market and Liquidity Risks (CSRML)
Superior Commission for Operational Risk (CSRO)
Superior Product Commission (CSP)
Superior Credit Commission (CSC)
Superior Retail Credit and Collection Commission (CSCCV)
Superior Wholesale Credit and Collection Commission (CSCCA)
Superior Committee on the Prevention of Money Laundering (CSPLD)
Assets, Liabilities and Capital Committee (ALCCO)
International Units Risk Committee (CRUI-R)
Technical Commission for Credit Model Evaluation (CTAM)

For more information on the committees listed above, see section 5.2 b).

c. the adequacy of the operating structure and internal controls to verify the effectiveness of the policy adopted

The structure adopted is adequate and able to monitor market risks in accordance with policies set and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines of governance:

• First line - Represented by the Business and Support areas: it is directly responsible for identifying, measuring, assessing, understanding and managing the risks of their departments in order to maintain the exposures adjusted to the established limits, as well as documenting and storing information related to the losses incurred in their activities. It must promptly report to the Risk Department any unexpected potential risks identified in the development of the control activities;

• Second Line – Represented by the Risk Department, its purpose is to ensure, in an independent and centralized manner, that the institution's risks are managed in accordance with the established policies and procedures in order to define parameters for the risk management process and its supervision;

• Third Line - Represented by the Internal Audit Department, it is responsible for, among other things, verifying, in an independent and periodic manner, the adequacy of processes and procedures for the identification and management of risks.

The activity of the second line of governance is carried out by the Compliance and Operational Risk departments, which are structurally separated from the business and support areas, thus ensuring their independence.

With respect to its activities, the second line of governance is responsible for contributing to the first line of governance regarding compliance with its responsibilities related to risk management and developing and providing methodologies, tools, systems, infrastructure and governance that are necessary to support risk management. Additionally, it must advise, in an independent and proactive manner, on the risk management of the business.

5.2. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate:

a. The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco is responsible for establishing and maintaining internal controls related to the Company's consolidated financial statements. These internal controls are developed to provide reasonable assurance as to the reliability of the accounting information and the preparation of the financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The internal controls system includes: (i) the policies and procedures that establish guidelines and minimum performance standards involving the daily accounting activities; (ii) formal controls and reconciliations that provide reasonable assurance that the transactions are fully and properly recorded, in accordance with the international standards; (iii) approvals at proper levels and segregation of duties that ensure the continuous monitoring of the relevant records and changes, in addition to the mitigation of the risk of having a single individual able to perform, authorize and record a transaction.

The purpose of this framework of controls is to detect and correct errors, focused on material misstatements, but not only on them, in order to provide adequacy and integrity to the financial statements. The identified weaknesses follow the operational risk methodology under which the action plans are classified and defined for the purpose of mitigating the risk to an acceptable level.

Management assessed the effectiveness of the internal controls related to the Company's consolidated financial statements for December 31, 2023 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission ("COSO") according to the Internal Control – Integrated Framework (2013). Management's assessment includes the documentation, analysis and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements are effective for December 31, 2023.

b. the organizational structures involved

Itaú Unibanco Holding's operational risk and internal control management structure is in compliance with the definitions established by the international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013), the Information Systems Audit and Control Association (ISACA) and the Control Objectives for Information and Related Technology (COBIT). It also complies with the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies and is in line with the "Integrated Operational Risk and Internal Control Management Policy" as a primary means to operate its Operational Risk and Internal Controls

management structure and to ensure compliance with the guidelines defined by way of an integrated approach.

The components of this structure are:

Board of Directors – CA

It approves guidelines, strategies and policies related to the operational risk and internal controls, ensuring a clear understanding of the roles and responsibilities of all levels of the Conglomerate.

Risk and Capital Management Committee – CGRC

It supports the Board of Directors in the performance of its duties related to the risk and capital management of the Conglomerate, by submitting reports and recommendations on these topics for the resolution of the Board of Directors.

Superior Market and Liquidity Risk Council – CSRML

The Superior Market and Liquidity Risk Council (CSRML) meets on a monthly basis and is responsible for establishing the guidelines and governance of investments and market and liquidity risks associated with our consolidated positions and business lines.

Pension Risk and Capital Management Committee – CGRC-S

Supports the Board of Directors in the performance of its duties related to the risk and pension management of the Conglomerate through the regular assessment of the effectiveness of the Conglomerate's risk management structure, business plan and risk appetite and helps it in the decision-making process by submitting reports and recommendations for the resolution of the Board of Directors.

Audit Committee – CAUD

According to its Internal Chart, the Audit Committee is responsible for overseeing:

- The internal control and risk management processes;
- The Internal Audit activities; and
- The activities of the independent audit companies engaged by the Conglomerate.

Superior Operational Risk Committee – CSRO

It understands the risks of Itaú Unibanco's processes and businesses, defines guidelines for operational risk management and assesses the results from the operation of Itaú Unibanco's Internal Controls and Compliance System.

Superior Product Council – CSP

The Superior Product Council (CSP) meets whenever necessary and is responsible for assessing products, operations, services and processes that are not under the decision power of the product committees subordinated to it or that involve image risk for us.

Superior Credit Council – CSC

The Superior Credit Council (CSC) meets on a weekly basis and is responsible for assessing and deciding upon credit proposals that are beyond the power of the credit councils that report to it. It is also responsible for assessing proposals upon which a decision was not made due to a lack of consensus in the respective council or when these credit councils decide to submit the proposal for its analysis.

Superior Credit and Retail Collection Council – CSCCV

The Superior Credit and Retail Collection Council (CSCCV) meets on a monthly basis or when necessary and is responsible for approving the credit policies and assessing the performance of the loan portfolios and strategies and collection in the retail segment.

Superior Credit and Wholesale Collection Council – CSCCA

The Superior Credit and Wholesale Collection Council (CSCCV) meets on a quarterly basis and is responsible for approving the credit policies and assessing the performance of the loan portfolios and strategies and collection in the wholesale segment.

Superior Anti-Money Laundering Council – CSPLD

The Superior Anti-Money Laundering Council (CSPLD) meets whenever necessary for the purpose of analyzing and resolving upon complaints involving the opening and/or maintenance of transfers and other services and operations (mergers and acquisitions, credit granting, Know Your Client (KYC) validation for foreign exchange, among others) for bidders with larger exposure to the money-laundering risk.

Superior Corporate Investment Council – CSIS

The Superior Corporate Investment Council (CSIS) meets whenever necessary for the purpose of assessing temporary corporate investments that are of interest to the Investment Banking Department.

Assets, Liabilities and Capital Committee – ALCOO

The Assets, Liabilities and Capital Committee (ALCOO) meets on a monthly basis or whenever necessary for the purpose of monitoring the capital adequacy of the holding company and the Foreign Units, the projections of capital in normal and adverse scenarios, in addition to analyzing and assessing the materiality of risks, the need for additional capital for material risks and the quantification methodologies for the calculation of capital for risks.

Additionally, we have joint bodies chaired by our CRO that are also responsible for risk and capital management. These joint bodies report directly to the Risk and Capital Management Committee or to the councils and committees mentioned above.

Compliance and Operational Risk Committee – CCRO

It monitors and promotes the development and implementation of the guidelines approved and defined by the CSRO in the executive offices of the Conglomerate. It provides information to the CSRO on the main matters that require a higher discussion level and discusses the main risks of the business areas and the action plans proposed to mitigate the risks.

Internal Risk Committee of Chile – CIR

It proposes to and supports the Board of Directors in the definition of the risk appetite and adjustment of general policies that allow for its proper alignment with the Bank's overall strategy. It oversees the proper identification, measurement and control of all risks, allocates capital to the risks identified and meets the regulatory requirements.

SOX Operational Council

It resolves upon the plans for remediating controls and assuming risks and approves the proposal for the aggregation of the Conglomerate's weaknesses.

Technical Model Assessment Committee – CTAM

It assesses and approves the independent opinion of the Model Validation functions related to the methodology tests, performance and implementations of the validated models. Among the responsibilities of the forum are: discussing the risks related to the models, recommending, suggesting and monitoring the action plans proposed for the validated models.

Foreign Units Risk Committee – CRUI-R

It presents and discusses the main risks of the Foreign Units and the corresponding strategies and action plans proposed to mitigate the identified risks. It monitors the risk indicators and risk appetite of the Foreign Units and the measures to maintain them at acceptable levels, taking into consideration the peculiarities of each country or region. It also resolves upon the situations that require the mobilization of the Foreign Units and respective supervising departments in Brazil, including the monitoring of risk events, notes from regulatory bodies, results of internal and external audits, risk maps and regulatory requirements.

Chief Risk Officer – CRO

They are responsible for managing the institution's risks.

Operational Risk Office

Operating in the second line of governance, with the Dedicated Operational Risk role, it ensures the operation and integrity of the Internal Control Systems on an independent basis, and it is responsible for:

- supporting the first line of governance in the management of the operational risks associated with its activities;
- developing and providing the methodologies, tools, systems, infrastructure and governance necessary to support the integrated Operational Risk and Internal Controls management in the significant activities of the Conglomerate and third parties;
- coordinating the Operational Risk and Internal Control activities with the business and support areas, being independent in the exercise of its duties and having direct communication with any management member or employee, and access to any information necessary within the scope of its responsibilities. For this reason, this department cannot carry out the management of any business or activity that may jeopardize its independence;
- communicating the moderate and high risk notes to the proper levels and forums.

Business/Support Areas and Communities

- Primarily responsible for identifying, prioritizing, responding to risk, and monitoring and reporting operational risk events that may adversely impact the achievement of the strategic and operational goals that have been set;
- Some well-defined scopes according to the stage of maturity in risk management, such as corporate compliance and prevention of fraud, it has the same responsibility as the second line of governance for their respective scopes, described in the item above;
- The Executives from the business area must present a diagnosis of significant unavailability events that generate significant impacts on our clients, the financial system and/or the market.

Internal Audit Department

Checking, on an independent and periodic basis, the adequacy of processes and procedures for the identification and management of risks.

The Internal Audit Department is subordinated, at the administrative level, to the Co-Chairmen of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A.

The representatives of the Internal Audit Department located in the Foreign Units report, at the technical level, to the Executive Audit Office of Itaú Unibanco S.A. The activities of the internal audit teams are supervised by the local audit committees and, subsequently, by the Audit Committee of Itaú Unibanco Holding S.A.

The performance of the internal audit activities and the use of the name "internal audit" in the Conglomerate are exclusive to the Executive Audit Office of Itaú Unibanco.

The Internal Audit Department adopts a proprietary methodology that is mandatory for all Internal Audit units of the Conglomerate. This methodology is in line with the international standards for the internal auditor's profession disclosed by The Institute of Internal Auditors (The IIA). Every time this methodology is reviewed, changes are submitted for approval to the Executive Audit Office and the Audit Committee.

In the event of noncompliance with standards, the Internal Audit Department will report this fact to the Audit Committee.

The Internal Audit Department has an agenda to report to the Governance, which includes meetings with the Audit Committee, Executive Committee, Board Chairmanship, and the Board of Directors.

c. whether and how the efficiency of internal controls is overseen by the issuer's management, indicating the position of the people responsible for such monitoring

Management has established governance mechanisms, such as periodic certification of controls and verification of adherence to policies and procedures. To ensure that the risk management process is disclosed and reported to the institution's senior management, together with the respective status of the action plans, the organization counts on the support of the Committees listed in item b) above, as defined in the Integrated Operational Risk and Internal Controls Management Policy.

d. deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM regulation addressing the registration and exercise of the independent audit activity

We did not note any significant deficiencies in internal controls related to the financial statements in the independent auditor's report.

However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored and reported to the senior management through the multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls departments.

Additionally, the results of this monitoring are periodically reported to the Company's Executive Committee and Audit Committee.

e. officers' comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted

We did not note any significant deficiencies in internal controls in the independent auditor's report.

5.3. In relation to the internal integrity mechanisms and procedures adopted by the issuer to prevent, detect and remedy deviations, frauds, irregularities and illicit acts practiced against the public administration, national or foreign, inform:

a. whether the issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of misconduct, fraud, irregularities and illicit acts against public administration bodies, and identify, if applicable:

i. key integrity mechanisms and procedures adopted and their adequacy for the profile and risks identified by the issuer, informing how often the risks are reassessed and policies, procedures and practices are adjusted

Itaú Unibanco has a number of corporate policies, such as the Code of Ethics and Conduct, the Supplier Relationship Code and the Anti-Corruption, Prevention of Unlawful Acts, Integrity, Ethics and Conduct and Government and Institutional Relations policies, in addition to internal procedures that supplement the documents mentioned above for the prevention of fraud and unlawful acts against public administration bodies.

These Policies are available on the website www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Policies and are reviewed on an annual basis.

It is worth mentioning that the purpose of these corporate documents of Itaú Unibanco is to prevent its involvement in unlawful activities, protect its reputation and image before employees, clients, strategic partners, suppliers, including outsourced service providers, regulators and society by means of a governance structure guided by transparency, strict compliance with rules and regulations, including, among other things, Circular No. 3,978/2020 of the Central Bank of Brazil, and cooperation with police and judicial authorities. Additionally, Itaú Unibanco continuously seeks the best local and international practices to prevent and combat unlawful acts by making investments and continuously training its eligible employees.

For Itaú Unibanco to comply with the guidelines in these corporate documents, which are aimed at combating unlawful acts, processes and actions are established based on the following pillars:

- Policies and procedures;
- Client identification process;
- "Know Your Customer" (KYC) process;
- "Know Your Partner" (KYP) process;
- "Know Your Supplier" (KYS) process;
- "Know Your Employee" (KYE) process;
- Risk assessment for new products and services;
- Compliance with penalties;
- Monitoring, selection and analysis of suspicious operations or situations;
- Reporting suspicious transactions to regulatory bodies; and
- Training.

These corporate policies are applicable to the Itaú Unibanco Conglomerate and its subsidiaries in Brazil and abroad. The Corporate Prevention of Unlawful Acts policy is reviewed at least every two years and the risks and procedures are constantly reassessed in accordance with the best market practices and dynamics.

Accordingly, Itaú Unibanco has an Integrity and Ethics Program that brings together the guidelines and processes that are in line with the Code of Ethics and Conduct, the institution's principles and values and the policies related to the topic. The program is structured through procedures and controls in the following dimensions: i) Senior Management's Commitment, ii) Policies and Procedures, iii) Education and Communication, iv) Monitoring, and v) Channels for Reporting Unethical Misconduct, Questions, and Unlawful Acts.

The risks related to the integrity procedures are also periodically reassessed and, as a consequence, the program is improved on an ongoing basis. The monitoring takes place in a number of ways, such as through indicators, key control tests, risk diagnoses or studies of processes, audit engagements, external assessments, and monitoring of standards and trends, among others.

This program is also assessed by the Internal Audit Department on a regular basis with satisfactory results and outsourced companies may be contracted to analyze processes related to the program and identify opportunities for improvement, whenever necessary.

Itaú Unibanco's efforts to fight and prevent corruption and fraud have been publicly recognized by the Office of the Federal Controller General (CGU) in partnership with the Ethos Institute through the approval of Itaú Unibanco as a Pro-Ethics Company for the fifth consecutive year. In this latest edition, of the 367 companies participating in the 2022-2023 biennial, 84 companies were approved and recognized by the CGU in November 2023.

For further information, please see the ESG Report for 2023 available on the Investor Relations website.

Our Corporate Policy for the Prevention of Unlawful Acts and Corporate Anti-Corruption Policy are available on the following link on the Investor Relations website: www.itau.com.br/relacoes-com-investidores> Itaú Unibanco > Corporate Governance > Policies.

ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, indicating their duties, whether their establishment was formally approved, the issuer's bodies to which they report, and mechanisms to ensure the independence of their members, if applicable

The Corporate Compliance Office (DCC) carries out the governance of the Integrity and Ethics Program and is responsible for coordinating the identification of major risks associated with corruption and the required adjustments to the processes related to the program, with the support of other departments, such as the Corporate Security Office, the Anti-Money Laundering Office and the Operational Risk Office.

As defined in the Compliance Policy approved by the Board of Directors, the Compliance Department is independent in the exercise of its duties and has direct communication with any management member or employee and access to any information necessary within the scope of its responsibilities.

This independence is strengthened by the structure of the Integrity and Ethics joint bodies coordinated by the DCC and the reporting of the Integrity and Ethics Program to many forums of the Senior Management (Superior ESG Council, Audit Committee, Risk and Capital Management Committee and Board of Directors).

The DCC has, among its responsibilities, in addition to risk analysis with a focus on integrity and ethics, the creation of policies and procedures related to the Integrity and Ethics Program, the alignment with the other departments of the Conglomerate for the implementation and maintenance of controls aimed at minimizing the risks, the establishment and implementation of a communication and training plan, and monitoring. These responsibilities are formalized in the Corporate Integrity, Ethics and Conduct Policy and in the Corporate Anti-Corruption Policy.

The DCC also works on the dissemination of the Integrity and Ethics Program to the Conglomerate's International Units, assessing and supporting communication, awareness and training initiatives. The initiatives of the program for Brazil and the Foreign Units are discussed and approved by the Integrity and Ethics committees.

Additionally, the anti-money laundering and counter-terrorism financing activities, including their monitoring, are carried out by Itaú Unibanco's Anti-Money Laundering Office, which has the following responsibilities:

- Managing Itaú Unibanco's Anti-Money Laundering and Counter-Terrorism Financing (PLD/CFT) risks through information received by means of the committees and, depending on the risk, cases submitted to its appreciation, approving Itaú Unibanco's Internal Risk Assessment, approving the rules aimed at knowing its clients, employees, partners and outsourced service providers, as well as those aimed at monitoring, selecting and analyzing, and receiving for acknowledgement partnership contracts with

financial institutions headquartered abroad, as well as with third parties participating in payment arrangements to which Itaú Unibanco is also a party, as set forth in the applicable regulations;

• ensuring the implementation of the Anti-Money Laundering and Counter-Terrorism Financing Program of the Itaú Unibanco Conglomerate and its subsidiaries in Brazil and abroad;

• preparing Itaú Unibanco's internal risk assessment and improving the quality and effectiveness of its processes and the responsibilities over Itaú Unibanco's Anti-Money Laundering and Counter-Terrorism Financing processes, checking compliance with this policy, as well as fixing any weaknesses found;

• performing a prior assessment of the risks of money laundering and terrorism financing in new products and services, including the use of new technologies;

• defining guidelines and minimum criteria for the rating of risks of money laundering and terrorism financing of clients, employees, business partners, suppliers, and outsourced service providers;

• preparing and monitoring the implementation of a risk-based approach in the processes, formalizing them into internal procedures, together with the criteria established for generating effectiveness indicators;

• monitoring and diagnosing different types of money laundering in order to anticipate trends and propose preventive and countering solutions;

• validating the Anti-Money Laundering and Counter-Terrorism Financing procedures of Itaú Unibanco mentioned in the documents of the business units;

• periodically reporting to the Audit Committee any material facts related to Itaú Unibanco's Anti-Money Laundering and Counter-Terrorism Financing practices.

iii. whether the issuer has a code of ethics or conduct formally approved, indicating:

• whether it applies to all officers, members of the supervisory council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates

Itaú Unibanco's Code of Ethics and Conduct applies indiscriminately to all management members and employees of the Itaú Unibanco Conglomerate in Brazil and abroad. In addition to the Code of Ethics and Conduct, there is the Corporate Integrity, Ethics and Conduct Policy, which sets a number of procedures to ensure the dissemination of ethical behaviors and the adoption of proper conduct by all the policy's addressees. Additionally, the Supplier Relationship Code, which is applicable to all management members and employees of Itaú Unibanco, is also applicable to its direct and indirect suppliers. Additionally, the Corporate Anti-Corruption Policy and the Corporate Policy for the Prevention of Unlawful Acts also applies to all management members and employees of the Conglomerate in Brazil and abroad, as well as to non-profit organizations linked to the Conglomerate in Brazil and to any relationship that the Conglomerate has with clients, partners, suppliers and other stakeholders.

In 2020, we launched the Environmental and Social and Positive Impact Guide for Suppliers, so as to supplement the Supplier Relationship Code, which is aimed at disseminating Itaú Unibanco's guidelines and good ethical practices across its supply chain.

• whether and how often officers, members of the supervisory council, members of the board of directors, and employees undergo training on the code of ethics or code of conduct and other related rules

Officers and employees attend training courses that address topics such as business ethics, anti-corruption, compliance, information security, anti-money laundering, supplier relations, etc. every two years. Board members attend lectures on the prevention unlawful acts and anti-money laundering every two years. Furthermore, everyone receives periodic corporate communications on the topics of the Code of Ethics (via Intranet, emails and other available media) and must adhere to the corporate integrity policies once a year by signing an electronic mandatory document.

• any penalties applicable for breaching the code or other related rules, identifying the document in which these penalties are provided for

Any non-compliance with the guidelines of the Code of Ethics and Conduct, the Supplier Relationship Code, the Corporate Integrity, Ethics and Conduct Policy, the Corporate Anti-Corruption Policy and the other corporate integrity policies is subject to administrative penalties set forth in Itaú Unibanco's internal rules.

Penalties applicable in confirmed breaches of such policies include: disciplinary measures for employees (which may range from receiving feedback or warning to termination with or without just cause according to the seriousness of the misconduct), and penalties set forth in law, action for damages, reduction of scope and termination of contracts for suppliers.

• the body that approved the code, date of approval, and, if the issuer discloses the code of conduct, where on the web this document can be found

The review of Itaú Unibanco's Code of Ethics was approved by the Board of Directors of Itaú Unibanco Holding S.A. on September 29, 2022. The document is available on the bank's intranet and Internet page on: www.itau.com.br/relacoes-com-investidores> Itaú Unibanco > Corporate Governance > Code of Ethics and Conduct, and also on our Integrity and Ethics page on: https://www.itau.com.br/relacoes-com-investidores/integridade/.

b. whether the issuer has a whistleblowing channel, indicating, if applicable:

i. whether it is an internal channel or run by third parties

Itaú Unibanco has a Whistleblowing Channel for receiving complaints related to unlawful acts that involve its employees, management members and service providers of the Itaú Unibanco Conglomerate in accordance with Resolution No. 4,859/2020 of the National Monetary Council (CMN).

This channel is under the management of Itaú Unibanco from the reception, screening, investigation to any measures regarding the reports received.

ii. whether the channel can receive complaints from third parties or only from employees

The Whistleblowing Channel is available to all internal and external stakeholders, such as clients, non-clients, suppliers, partners and employees and it can be accessed as follows:

External stakeholders:
- Corporate website: https://www.itau.com.br/atendimento-itau/para-voce/denuncia/ or;
- Corporate website suppliers: https://www.itau.com.br/fornecedores

Whistleblowing Channel
- Phone number: 0800-723-0010 – business days - from 08:30 a.m. to 7:00 p.m.;

Internal stakeholders:
- Online Inspector's Office: Access via the route: Automation portal > online Inspector's Office or click here to access. https://resolva.servicosdecontratacao.prod.ops.aws.cloud.ihf/Web1/PB4/pa/

iii. whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith

The Channel allows for the complaint to be made anonymously or to be identified and makes it clear that our Integrity, Ethics and Conduct Policy establishes that the confidentiality and the protection of the whistleblower's identity is assured and that those who, in good faith, complain or report any complaint, suspicion, doubt or concern related to possible breaches of the Institution's guidelines may not be retaliated.

Management members or employees who retaliate or who attempt to retaliate against someone who, in good faith, communicates misconducts or other behavioral deviations are subject to specific investigation and possible consequence management.

iv. issuer's body responsible for investigating complaints

The Corporate Security Office is currently responsible for receiving and investigating complaints about unlawful acts through the institutional whistleblowing channel.

In the event a specific complaint cannot be assessed due to a possible conflict of interests, there is a procedure to be followed for the submission of the complaint to the Internal Executive Audit Office.

Additionally, for governance reasons, the internal rules establish the following departments to address the issue according to the person involved:

Involved in complaint about unlawful acts	Persons responsible for the analysis and handling
Up to the Superintendent level	Corporate Security Office
Officers and executive officers	Internal Executive Audit Office and Corporate Security Office
Members of the Executive Committee or Audit Committee or Board Members or other members of the committees reporting to the Board of Directors	Internal Executive Audit Office
Audit Officers	Board of Directors, Audit Committee and Corporate Security Office

c. number of confirmed cases in the past three (3) years of misconduct, fraud, irregularities and illicit acts against public administration bodies and remediation measures adopted

We did not receive any reports of unlawful acts performed against public administration bodies in our Whistleblowing Channel.

d. if the issuer does not have rules, policies, procedures or practices aimed at the prevention, detection and remediation of deviations, fraud, irregularities and illicit acts committed against the public administration, identify the reasons why the issuer has not adopted controls in this regard

Not applicable, since the Issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of misconduct, fraud, irregularities and unlawful acts performed against public administration bodies.

5.4. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer's exposure to such risks

In the last fiscal year there were no significant changes in the main risks to which we are exposed.

5.5. Supply other information that the issuer may deem relevant

There isn't.

6.1/6.2 - STOCKHOLDING POSITION

BASE-DATE 04.23.2024

Itaú Unibanco Holding S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Nationality: Brazilian CNPJ (**) 04.676.564/0001-08	2.564.084.404	51,713%	-	-	2.564.084.404	26,153%
Itaúsa S.A. Nationality: Brazilian CNPJ (**) 61.532.644/0001-15	1.943.906.577	39,205%	169.323	0,003%	1.944.075.900	19,829%
BlackRock, INC Nationality: American CNPJ (**) n/a	-	-	349.925.097	7,221%	349.925.097	3,569%
Treasury	-	-	12.053.153	0,249%	12.053.153	0,123%
Others	450.299.378	9,082%	4.483.697.416	92,527%	4.933.996.794	50,326%
Total	**4.958.290.359**	**100,000%**	**4.845.844.989**	**100,000%**	**9.804.135.348**	**100,000%**

(*) Individual Taxpayer's Registry (CPF)

(**) National Register of Legal Entity (CNPJ)

BASE-DATE 12.31.2023

IUPAR - Itaú Unibanco Part. S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Itaúsa S.A. Nationality: Brazilian CNPJ (**) 61.532.644/0001-15	355,227,092	50.000%	350,942,273	100.000%	706,169,365	66.532%
Cia. E. Johnston de Participações Nationality: Brazilian CNPJ (**) 04.679.283/0001-09	355,227,092	50.000%	-	-	355,227,092	33.468%
Total	**710,454,184**	**100.000%**	**350,942,273**	**100.000%**	**1,061,396,457**	**100.000%**

BASE-DATE 12.31.2023

Cia. E. Johnston de Part.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Fernando Roberto Moreira Salles Nationality: Brazilian CPF (*) 002.938.068-53	3,274,000	50.000%	6,548,000	50.000%	9,822,000	50.000%
Pedro Moreira Salles Nationality: Brazilian CPF (*) 551.222.567-72	2,881,120	44.000%	5,762,240	44.000%	8,643,360	44.000%
João Moreira Salles Nationality: Brazilian CPF (*) 295.520.008-58	392,880	6.000%	785,760	6.000%	1,178,640	6.000%
Total	**6,548,000**	**100.000%**	**13,096,000**	**100.000%**	**19,644,000**	**100.000%**

BASE-DATE 12.31.2023

Itaúsa S.A.	Ordinary Shares	%	Preferred Shares	%	Total	%
Companhia ESA Nationality: Brazilian CNPJ (**) 52.117.397/0001-08	27,716,485	0.781%	405,717	0.006%	28,122,202	0.272%
Fundação Itaú Para a Educação e Cultura Nationality: Brazilian CNPJ (**) 59.573.030/0001-30	409,520,154	11.538%	50,296,757	0.742%	459,816,911	4.452%
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência Nationality: Brazilian CNPJ (**) 60.480.480/0001-67	546,443,190	15.396%	137,032,765	2.021%	683,475,955	6.618%
Rudric ITH Participações Ltda. Nationality: Brazilian CNPJ (**) 67.569.061/0001-45	2,964,139	0.084%	2,345,255	0.035%	5,309,394	0.051%
Alfredo Egydio Arruda Villela Filho Nationality: Brazilian CPF (*) 066.530.838-88	453,940,205	12.790%	265,620,087	3.918%	719,560,292	6.967%
Ana Lúcia de Mattos Barreto Villela Nationality: Brazilian CPF (*) 066.530.828-06	453,940,172	12.790%	247,774,135	3.655%	701,714,307	6.794%
Ricardo Villela Marino Nationality: Brazilian CPF (*) 252.398.288-90	227,227,610	6.402%	175,894,123	2.595%	403,121,733	3.903%
Rodolfo Villela Marino Nationality: Brazilian CPF (*) 271.943.018-81	227,295,055	6.404%	176,004,387	2.596%	403,299,442	3.905%
Paulo Setubal Neto Nationality: Brazilian CPF (*) 638.097.888-72	38,785	0.001%	31,221,950	0.461%	31,260,735	0.303%
Carolina Marinho Lutz Setubal Nationality: Brazilian CPF (*) 077.540.228-18	48,294,441	1.361%	6,286,537	0.093%	54,580,978	0.528%
Julia Guidon Setubal Winandy Nationality: Brazilian CPF (*) 336.694.358-08	48,294,441	1.361%	6,286,537	0.093%	54,580,978	0.528%
Paulo Egydio Setubal Nationality: Brazilian CPF (*) 336.694.318-10	48,294,441	1.361%	6,286,537	0.093%	54,580,978	0.528%
Fernando Setubal Souza e Silva Nationality: Brazilian CPF (*) 311.798.878-59	26,264,269	0.740%	12,925,196	0.191%	39,189,465	0.379%
Guilherme Setubal Souza e Silva Nationality: Brazilian CPF (*) 269.253.728-92	26,264,400	0.740%	12,208,195	0.180%	38,472,595	0.373%
Tide Setubal Souza e Silva Nogueira Nationality: Brazilian CPF (*) 296.682.978-81	26,264,808	0.740%	13,627,710	0.201%	39,892,518	0.386%
Olavo Egydio Setubal Júnior Nationality: Brazilian CPF (*) 006.447.048-29	12,876,708	0.363%	51,850,984	0.765%	64,727,692	0.627%
Bruno Rizzo Setubal Nationality: Brazilian CPF (*) 299.133.368-56	38,468,676	1.084%	61,840	0.001%	38,530,516	0.373%
Camila Setubal Lenz Cesar Nationality: Brazilian CPF (*) 350.572.098-41	38,468,677	1.084%	64,540	0.001%	38,533,217	0.373%
Luiza Rizzo Setubal Kairalla Nationality: Brazilian CPF (*) 323.461.948-40	38,468,682	1.084%	72,846	0.001%	38,541,528	0.373%
Roberto Egydio Setubal Nationality: Brazilian CPF (*) 007.738.228-52	66,786,652	1.882%	25,248,193	0.372%	92,034,845	0.891%
Mariana Lucas Setubal Nationality: Brazilian CPF (*) 227.809.998-10	30,498,396	0.859%	11,413,381	0.168%	41,911,777	0.406%
Paula Lucas Setubal Nationality: Brazilian CPF (*) 295.243.528-69	30,498,396	0.859%	11,413,381	0.168%	41,911,777	0.406%
José Luiz Egydio Setubal Nationality: Brazilian CPF (*) 011.785.508-18	106,807,140	3.009%	48,523,070	0.716%	155,330,210	1.504%
Beatriz de Mattos Setubal Nationality: Brazilian CPF (*) 316.394.318-70	6,777,489	0.191%	360,919	0.005%	7,138,408	0.069%
Gabriel de Mattos Setubal Nationality: Brazilian CPF (*) 348.338.808-73	6,777,489	0.191%	360,919	0.005%	7,138,408	0.069%
Olavo Egydio Mutarelli Setubal Nationality: Brazilian CPF (*) 394.635.348-73	6,777,489	0.191%	360,919	0.005%	7,138,408	0.069%
Alfredo Egydio Setubal Nationality: Brazilian CPF (*) 014.414.218-07	127,192,378	3.584%	50,718,179	0.748%	177,910,557	1.723%
Alfredo Egydio Nugent Setubal Nationality: Brazilian CPF (*) 407.919.708-09	2,557	0.000%	259	0.000%	2,816	0.000%
Marina Nugent Setubal Nationality: Brazilian CPF (*) 384.422.518-80	2,557	0.000%	259	0.000%	2,816	0.000%
Ricardo Egydio Setubal Nationality: Brazilian CPF (*) 033.033.518-99	127,134,125	3.582%	51,183,516	0.755%	178,317,641	1.727%
Marcelo Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.378-21	2,595	0.000%	358,236	0.005%	360,831	0.003%
Rodrigo Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.298-02	2,595	0.000%	333,745	0.005%	336,340	0.003%
Patricia Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.328-62	2,595	0.000%	358,236	0.005%	360,831	0.003%
BlackRock, Inc Nationality: American CNPJ (**) n/a	-	-	335,537,490	4.950%	335,537,490	3.249%
Treasury	-	-	-	-	-	-
Others	338,894,452	9.551%	5,046,410,388	74.443%	5,385,404,840	52.143%
Total	**3,549,302,243**	**100.000%**	**6,778,847,188**	**100.000%**	**10,328,149,431**	**100.000%**

BASE-DATE 12.31.2023

Companhia ESA	Ordinary Shares	%	Total	%
Rudric ITH Participações Ltda. Nationality: Brazilian CNPJ (**) 67.569.061/0001-45	2,964,139	0.133%	2,964,139	0.133%
Alfredo Egydio Arruda Villela Filho Nationality: Brazilian CPF (*) 066.530.838-88	453,940,205	20.387%	453,940,205	20.387%
Ana Lúcia de Mattos Barreto Villela Nationality: Brazilian CPF (*) 066.530.828-06	453,940,172	20.387%	453,940,172	20.387%
Ricardo Villela Marino Nationality: Brazilian CPF (*) 252.398.288-90	227,227,610	10.205%	227,227,610	10.205%
Rodolfo Villela Marino Nationality: Brazilian CPF (*) 271.943.018-81	227,295,055	10.208%	227,295,055	10.208%
Paulo Setubal Neto Nationality: Brazilian CPF (*) 638.097.888-72	38,785	0.002%	38,785	0.002%
Carolina Marinho Lutz Setubal Nationality: Brazilian CPF (*) 077.540.228-18	48,294,441	2.169%	48,294,441	2.169%
Julia Guidon Setubal Winandy Nationality: Brazilian CPF (*) 336.694.358-08	48,294,441	2.169%	48,294,441	2.169%
Paulo Egydio Setubal Nationality: Brazilian CPF (*) 336.694.318-10	48,294,441	2.169%	48,294,441	2.169%
Fernando Setubal Souza e Silva Nationality: Brazilian CPF (*) 311.798.878-59	26,264,269	1.180%	26,264,269	1.180%
Guilherme Setubal Souza e Silva Nationality: Brazilian CPF (*) 269.253.728-92	26,264,400	1.180%	26,264,400	1.180%
Tide Setubal Souza e Silva Nogueira Nationality: Brazilian CPF (*) 296.682.978-81	26,264,808	1.180%	26,264,808	1.180%
Olavo Egydio Setubal Júnior Nationality: Brazilian CPF (*) 006.447.048-29	12,876,708	0.578%	12,876,708	0.578%
Bruno Rizzo Setubal Nationality: Brazilian CPF (*) 299.133.368-56	38,468,676	1.728%	38,468,676	1.728%
Camila Setubal Lenz Cesar Nationality: Brazilian CPF (*) 350.572.098-41	38,468,677	1.728%	38,468,677	1.728%
Luiza Rizzo Setubal Kairalla Nationality: Brazilian CPF (*) 323.461.948-40	38,468,682	1.728%	38,468,682	1.728%
Roberto Egydio Setubal Nationality: Brazilian CPF (*) 007.738.228-52	66,786,652	2.999%	66,786,652	2.999%
Mariana Lucas Setubal Nationality: Brazilian CPF (*) 227.809.998-10	30,498,396	1.370%	30,498,396	1.370%
Paula Lucas Setubal Nationality: Brazilian CPF (*) 295.243.528-69	30,498,396	1.370%	30,498,396	1.370%
José Luiz Egydio Setubal Nationality: Brazilian CPF (*) 011.785.508-18	106,807,140	4.797%	106,807,140	4.797%
Beatriz de Mattos Setubal Nationality: Brazilian CPF (*) 316.394.318-70	6,777,489	0.304%	6,777,489	0.304%
Gabriel de Mattos Setubal Nationality: Brazilian CPF (*) 348.338.808-73	6,777,489	0.304%	6,777,489	0.304%
Olavo Egydio Mutarelli Setubal Nationality: Brazilian CPF (*) 394.635.348-73	6,777,489	0.304%	6,777,489	0.304%
Alfredo Egydio Setubal Nationality: Brazilian CPF (*) 014.414.218-07	127,192,378	5.712%	127,192,378	5.712%
Alfredo Egydio Nugent Setubal Nationality: Brazilian CPF (*) 407.919.708-09	2,557	0.000%	2,557	0.000%
Marina Nugent Setubal Nationality: Brazilian CPF (*) 384.422.518-80	2,557	0.000%	2,557	0.000%
Ricardo Egydio Setubal Nationality: Brazilian CPF (*) 033.033.518-99	127,134,125	5.710%	127,134,125	5.710%
Marcelo Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.378-21	2,595	0.000%	2,595	0.000%
Patricia Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.328-62	2,595	0.000%	2,595	0.000%
Rodrigo Ribeiro do Valle Setubal Nationality: Brazilian CPF (*) 230.936.298-02	2,595	0.000%	2,595	0.000%
Total	**2,226,627,962**	**100.000%**	**2,226,627,962**	**100.000%**

BASE-DATE 12.31.2023

Rudric ITH Participações Ltda.	Ordinary Shares	%	Total	%
Ricardo Villela Marino Nationality: Brazilian CPF (*) 252.398.288-90	37,507,724	50.000%	37,507,724	50.000%
Rodolfo Villela Marino Nationality: Brazilian CPF (*) 271.943.018-81	37,507,724	50.000%	37,507,724	50.000%
Total	**75,015,448**	**100.000%**	**75,015,448**	**100.000%**

6.3. - Distribution of Capital

Date of last general stockholders' meeting/ Date of last update	04/23/2024
Number of stockholders - individuals (units)	513,029
Number of stockholders - companies (units)	13,414
Number of institutional investors (units)	1,569

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	402,586,896	8.119%
Number of preferred shares (units)	4,791,715,383	98.883%
Total	5,194,302,279	52.981%

6.4 - Relevant companies in which the issuer has an interest

Social Denomination	Corporate Taxpayer ID (CNPJ)	Issuer's participation (%)
Itaú Unibanco S.A.	60.701.190/0001-04	100.000000
Banco Itaucard S.A.	17.192.451/0001-70	100.000000
Banco Itaú Chile	12.262.596/0001-87	26.299650
Banco Itaú Uruguay S.A.	11.929.613/0001-24	100.000000
Itaú Corretora de Valores S.A.	61.194.353/0001-64	99.999990
Redecard Instituição de Pagamento S.A.	01.425.787/0001-04	19.378540
Itauseg Participações S.A.	07.256.507/0001-50	26.422550
Itaú Consultoria de Valores Mobiliários e Participações S.A.	58.851.775/0001-50	100.000000
Itaú Chile Inversiones, Servicios Y Administracion S.A.	08.988.150/0001-67	99.999470
Luizacred S.A. Soc. Crédito Financiamento Investimento	02.206.577/0001-80	50.000000
Oca S.A.	08.988.128/0001-17	100.000000
IGA Participações S.A.	04.238.150/0001-99	100.000000
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	42.421.776/0001-25	99.999990
Microinvest S.A. Sociedade de Crédito a Microempreendedor	05.076.239/0001-69	99.999990
Itaú Rent Administração e Participações Ltda.	02.180.133/0001-12	12.650420
Banco Itaú Veículos S.A.	61.190.658/0001-06	100.000000
Itauseg Saúde S.A	04.463.083/0001-06	0.537680
Albarus S.A.	05.786.118/0001-00	1.751690
Itaú Administradora de Consórcios Ltda.	00.000.776/0001-01	0.001000
Itaú Seguros S.A.	61.557.039/0001-07	0.000220
ITB Holding Brasil Participações Ltda	04.274.016/0001-43	0.000001
Hipercard Banco Múltiplo S.A.	03.012.230/0001-69	100,000000
IUPP S.A.	42.786.803/0001-63	99,990000

Base date: 05.31.2024

6.5 Insert the issuer's shareholder organization chart and the economic group to which it belongs, indicating:

a. all direct and indirect controlling shareholders and, if the issuer wishes, the shareholders with participation equal to or greater than 5% of a class or type of shares


Family Moreira Salles
Family Egydio de Souza Aranha
Free Float (*)
100.00% Total
63.52% ON
17.85% PN
33.54% Total
36.48% ON
82.03% PN
66.38% Total
Cia. E. Johnston de Participações
Itaúsa S.A.
50.00% ON
100.00% PN
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00% ON
33.47% Total
39.21% ON
19.83% Total
Free Float (*)
51.71% ON
26.13% Total
Itaú Unibanco Holding S.A.
8.12% ON
98.88% PN
52.98% Total
(1)
(2)
100.00% Total
Banco Itaú Veiculos
26.30% Total
Banco Itaú Chile
100.00% Total
Banco Itaú Uruguay S.A.
100.00% ON
100.00% PN
100.00%Total
IGA Participações S.A.
50.00% Total
Luizacred S.A. Soc. Crédito Financiamento Investimento
100.00% ON
100.00% PN
100.00%Total
Itaú Consultoria de Valores Mobiliários e Participações S.A.
99.99% Total
Itaú Unibanco Veiculos Administradora de Consórcios Ltda.
26.42% Total
Itauseg Participações S.A.
99.99% Total
Microinvest S.A. Sociedade de Crédito a Microempreendedor
0.54% Total
Itauseg Saúde S.A.
12.65% ON
12.65% PN
12.65%Total
Itaú Rent Administração e Participações Ltda.
1.75% Total
Albarus S.A.
19.38% Total
Redecard Instituição de Pagamento S.A.
100.00% Total
OCA S.A.
100.00% Total
Itaú Chile Inversiones, Servicios Y Administracion S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Unibanco S.A.
99.99% ON
100.00% PN
99.99%Total
Itaú Corretora de Valores S.A.
100.00% ON
100.00% PN
100.00%Total
Banco Itaucard S.A.
100,00%Total
Hipercard Banco Múltiplo S.A.
99,99%Total
IUPP S.A.

(1) Date: 04.23.2024.
(2) Date: 05.31.2024.
The percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.
ON = common shares
PN = preferred shares

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Mariana Lucas Setubal
Marina Nugent Setubal
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH Participações Ltda.
Tide Setubal Souza e Silva Nogueira

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

Company name	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100.000000	100.000000	Subsidiary
Banco Itaucard S.A.	100.000000	100.000000	Subsidiary
Itaú Corretora de Valores S.A.	99.999990	99.999990	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100.000000	100.000000	Subsidiary
Redecard Instituição de Pagamento S.A.	19.378540	19.378540	Subsidiary
Itauseg Participações S.A.	26.422550	26.422550	Subsidiary
Luizacred S.A. Soc. Crédito Financiamento Investimento	50.000000	50.000000	Subsidiary
IGA Participações S.A.	100.000000	100.000000	Subsidiary
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	99.999990	99.999990	Subsidiary
Microinvest S.A. Sociedade de Crédito a Microempreendedor	99.999990	99.999990	Subsidiary
Itaú Rent Administração e Participações Ltda.	12.650420	12.650420	Subsidiary
Banco Itaú Veículos S.A.	100.000000	100.000000	Subsidiary
Itauseg Saúde S.A	0.537680	0.537680	Subsidiary
Itaú Administradora de Consórcios Ltda.	0.001000	0.001000	Subsidiary
Itaú Seguros S.A.	0.000220	0.000220	Subsidiary
ITB Holding Brasil Participações Ltda	0.000001	0.000001	Subsidiary
Hipercard Banco Múltiplo S.A.	100.000000	100.000000	Subsidiary
IUPP S.A.	99.990000	99.990000	Subsidiary
Abroad			
Banco Itaú Chile	26.299650	26.299650	Subsidiary
Banco Itaú Uruguay S.A.	100.000000	100.000000	Subsidiary
Itaú Chile Inversiones, Servicios Y Administracion S.A.	99.999470	99.999470	Subsidiary
Oca S.A.	100.000000	100.000000	Subsidiary
Albarus S.A.	1.751690	1.751690	Subsidiary

Base date: 05.31.2024

6.6. Supply other information that the issuer may deem relevant

Additional information on items 6.1/6.2

a) Regarding the stockholding position of the stockholder BlackRock, Inc. ("BlackRock"), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company.

Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in BlackRock's stockholding position, which represents 7.221% of the preferred shares and 3.569% of the total capital held by BlackRock.

Statement of Changes in Blackrock's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03/30/2011	Opening balance at 03.30.2011, as provided by Blackrock (*)	159,335,737		159,335,737
11/01/2011	Stock split/reverse split according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04/19/2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06/11/2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07/31/2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10/21/2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock split according to notice of 11.01.2018 (ASM of 07.27.2018)	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30. 2011

b) With regard to the shareholding position of the shareholder GQG Partners LLC, on April 26, 2024, the company received information, in accordance with Article 12 of CVM Resolution 44/2021, that GQG Partners LLC now holds 238,905,284 preferred shares issued by the company, which corresponds to 4.93% of the preferred shares and 2.44% of the company's total capital.

c) On February 24, 2022, the capital of Cia. E. Johnston de Participações "EJ", previously distributed among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, was divided between Fernando Roberto Moreira Salles, holder of 50% of EJ's capital, and Pedro Moreira Salles and his son, João Moreira Salles, holders, respectively, of 44% and 6% of EJ's capital. Pedro Moreira Salles and João Moreira Salles are also members of the Board of Directors of Itaú Unibanco Holding. The brothers Walther Moreira Salles Jr. and João Moreira Salles therefore ceased to be shareholders of EJ, transferring their respective holdings to the remaining shareholders, Fernando and Pedro, and to the new shareholder, João, in share purchase and sale transactions.

There was no change in the stake held by EJ in the capital of IUPAR, parent company of Itaú Unibanco Holding. Control of IUPAR continues to be exercised in accordance with the shareholders' agreement in force and, consequently, the transactions described did not result in any change in the management or governance of Itaú Unibanco Holding.

Additional information on item 6.3

The number of individual and corporate stockholders and institutional investors stated in item 6.3 of this Form refers to the April 23, 2024 base date.

The number of outstanding shares informed in item 6.3 of this Form refers to the April 23, 2024 base date.

7. General Stockholders' Meetings and Management

7.1. Describe the main characteristics of the management bodies and supervisory council of the issuer, identifying:

a. the main characteristics of the nomination and position filing policies, if applicable, and, if the issuer discloses them, where on the web the document can be found

Our Nomination and Succession Policy is aimed at establishing minimum requirements for the nomination of members to the Board of Directors, Committees related to the Board of Directors and the Board of Officers of the financial institutions and other regulated companies of the Itaú Unibanco Conglomerate, as well as consolidating the internal procedures and formalizing the practices with respect to the succession of management members, in line with the regulation in force and the best market practices.

Only highly-qualified professionals, with distinguished experience (technical, professional and academic), availability of time to perform the duties and high conduct and ethical standards in business, valuing sustainable relationships and practices that are compliant with laws, rules and regulations, always in line with our values and culture, in addition to the criteria established in the regulation in force, shall be nominated to the Board of Directors, Committees and the Board of Officers.

The Nomination Policy was reviewed by the Board of Directors and the Nomination and Corporate Governance Committee in April 2024 and is available on our Investor Relations website: https://www.itau.com.br/relações-com-investidores/políticas/ > Management Members Nomination and Succession Policy.

Meanwhile, the requirements to compose the Supervisory Council are established in its Internal Charter, approved by this body and also available on our website: https://www.itau.com.br/relacoes-com-investidores/regimentos-internos/> Internal Charter of the Supervisory Council.

b. whether performance evaluation mechanisms are in place, informing, if applicable:

i. the frequency of the evaluations and their scope

ii. the methodology adopted and the main criteria used in the evaluations

iii. whether external consulting or advisory services were engaged

Our Board of Directors, its members and Chairperson (or Co-chairpersons), as well as the members of the committees related to the Board, are evaluated on an annual basis for the purpose of analyzing the performance of the management members, in accordance with the best corporate governance practices. The Secretary's Office of the Board of Directors is also evaluated.

The reelection of members of the Board of Directors and committees factors in their good performance in the period and the regular attendance at meetings during the previous term of office, as well as their experience and level of independence.

The evaluation process consists of the following phases: self-evaluation of the members of the Board of Directors, cross-evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairperson (or Co-chairpersons) of the Board by its members and evaluation of the committees by their members. The evaluation process is structured taking into consideration the specific characteristics/responsibilities of the Board of Directors, its members, its Chairperson (or Co-chairpersons) and each committee, thus seeking to reach a high level of specialization during the evaluation.

In the evaluation process, specific questionnaires are handed out to the Board of Directors and each committee, and each member of the Board of Directors and the committees is interviewed on an individual basis. The answers are analyzed and compared with the results of previous years so as to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process.

The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.

Evaluation of the Board of Officers

Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and cross-referenced goals with other departments.

c. rules to identify and manage conflicts of interest

According to the Internal Charter of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with those of the Issuer. Each member must inform the Board of Directors of any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairperson of the Board and, in any case, before the beginning of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other Board members of: (a) the main activities they carry out outside the Issuer; (b) participation on the boards of other companies; and (c) commercial relationships with companies of the Conglomerate, including the provision of services to these companies. The Board members can only participate in up to four (4) boards of directors of companies that are not owned by a single economic conglomerate. For the purpose of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee.

If a member of the Board or a company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be performed on an arm's length basis; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was performed on an arm's length basis; and (c) the transaction must be reported to and carried out by the Related Parties Committee or by the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed.

d. by organ:

i. total number of members, grouped by self-declared gender identity

ii. total number of members, grouped by self-declared identity of color or race

Number of members by gender declaration:	female	male	nonbinary	others	prefers not to answer
Directory	3	17	-	-	14
Board of Directors - Effective	2	11	-	-	-
Board of Directors - Alternate	-	-	-	-	-
Fiscal Council - Effective	-	3	-	-	-
Council - Alternate	-	3	-	-	-
Total Employees	5	34	0	0	14

Number of members by color and race statement:	yellow	white	black	grizzly	indigenous	others	prefers not to answer
Directory	-	31	-	1	-	-	2
Board of Directors - Effective	-	12	-	1	-	-	-
Board of Directors - Alternate	-	-	-	-	-	-	-
Fiscal Council - Effective	1	2	-	-	-	-	-
Council - Alternate	-	3	-	-	-	-	-
Total Employees	1	48	0	2	0	0	2

e. specific objectives of the issuer with respect to the diversity of gender, color or race or other attributes among the members of its management bodies and its supervisory council, if any

Our Nomination and Succession Policy for the members of the Board of Directors, the committees related to the Board of Directors and the Board of Officers establishes that the nomination process shall take into consideration people with different characteristics and profiles aimed at complementing skills and diversity, such as gender, race, deficiency, sexual orientation and age criteria, among others.

f. role of the management bodies in the assessment, management and supervision of climate-related risks and opportunities

The Board of Directors and the Executive Committee supervise the evolution of the climate agenda through committees dedicated to the environmental, social and climate topics that resolve upon the incorporation of climate issues into strategic decisions and monitor the progress with respect to the commitments and goals established by the bank.

The Board of Directors is responsible for supervising the implementation of the decarbonization strategy and recommending the work on specific ESG and climate topics, in addition to being responsible for approving the Environmental, Social and Climate Responsibility Policy (PRSAC). The Board of Directors is also supported by the Environmental, Social and Climate Responsibility Committee, which meets at least three times a year, the Risk and Capital Management Committee and the Audit Committee, which discuss ESG and climate issues upon demand.

Meanwhile, the Executive Committee has specific responsibilities on climate management. Itaú Unibanco's CEO, as well as Itaú BBA's CEO, has specific responsibilities related to the incorporation of the ESG and climate strategy and our Sustainability Office leads the teams responsible for the bank's ESG and climate strategy and coordinates it with the Risk Officer, who is responsible for the incorporation of the climate risks into Itaú's risk management structure. Meanwhile, the Finance Officer is responsible for the transparency of the information. At this level, we have the Superior ESG Commission, which meets at least three times a year, the IBBA ESG Committee, which meets at least every two months, and the Environmental, Social and Climate Committee, which meets at least every two months and is responsible for the discussions related to climate risk at the institution.

7.2. Specifically with respect to the board of directors, please indicate:

a. bodies and permanent committees that report to the board of directors

a.1 Board of Directors

The Board of Directors, which is a joint decision-making body, is mandatory since we are a publicly-held company. It is incumbent upon the Board of Directors to:

• establish general business guidance;

• elect and remove officers and establish their duties;

• nominate officers to the Boards of Officers of the controlled companies as specified;

• supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;

• call General Stockholders' Meetings at least twenty-one (21) days in advance and the number of days will be counted from the publication of the first call;

• express an opinion on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the General Stockholders' Meeting;

• resolve upon estimates of results and investment budgets and respective action plans;

• engage and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer's Bylaws;

• resolve upon the distribution of interim dividends, including to the existing retained earnings or revenue reserve accounts in the most recent annual or semiannual balance sheet;

• resolve upon the payment of interest on capital;

• resolve upon stock buybacks, on a non-permanent basis, to be held in treasury or decide on their cancellation or disposal;

• resolve upon the purchase and entry of put and call options supported by its own shares issued for the purpose of being cancelled, held in treasury or disposed of, subject to CVM Instruction No. 567/15, as amended;

• resolve upon the set up of committees to address specific matters within the scope of the Board of Directors;

• elect and remove members of the Audit Committee and Compensation Committee;

• approve the operating rules that the Audit and Compensation Committees may establish for their own operations and become aware of the committees' activities through their reports;

• assess and disclose on an annual basis who the independent members of the Board of Directors are, and also examine any circumstances that may compromise their independence;

• approve direct or indirect investments and divestitures in equity interests that exceed fifteen per cent (15%) of the Issuer's book value registered in the most recent audited balance sheet;

• state a position on the public offerings of shares or other securities issued by the Company;

• resolve, within authorized capital limit, upon capital increases and issues of negotiable instruments and other convertible instruments; and

• examine related-party transactions based on the materiality criteria provided for in its own policy, by itself or by one of its committees, and it is assured that a report should be submitted to the Board of Directors in the latter case.

The Board of Directors is composed of a minimum of 10 and a maximum of 14 members, one of these members being the Chairperson or two being the Co-Chairpersons, and it may also have up to 3 Vice Chairpersons chosen by the General Stockholders' Meeting upon the election of the Board of Directors. A member who is 73 years of age on the date of the election may not be elected for the position of Chairperson or Co-Chairperson, and a member who is 70 years of age on the date of the election may not be elected for the other positions of the Company's Board of Directors.

The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are established in its own internal charter, approved by the Board of Directors, last updated on April 26, 2018 and disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Board of Directors.

a.2 Board of Officers

Operational and executive duties are the responsibility of the Board of Officers, subject to the guidelines set out by the Board of Directors.

The Board of Officers is the body responsible for managing and representing the Issuer, and it may have from five to forty members, in compliance with the decision of the Board of Directors when establishing these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in their positions until their replacements take office, and (i) those who are already 62 years of age on the election date may not be elected for the position of Chief Executive Officer, and (ii) those who are

already 60 years of age on the election date may not be elected for other positions on the Board of Officers.

Two officers together will have powers to (i) assume obligations, exercising rights under any act, agreement or document that implies responsibility, including offering guarantees for third-party obligations; (ii) waive rights, encumber and dispose of permanent asset items; (iii) appoint attorneys-in-fact for carrying out acts; and (iv) decide on the opening, closing and reorganization of facilities. In cases in which the amount involved is higher than R$500 million, at least one of the two officers must be the Chief Executive Officer or an officer who is a member of the Executive Committee. The Issuer may be represented by an officer in situations that do not imply (a) assumption of obligations in any act, contract or document that results in responsibility, including the offer of guarantees to third parties; or (b) waiver of rights and encumbrance or disposal of permanent assets. In the cases above, except for items (iii) and (iv), the Issuer may also be jointly represented by (i) one officer and one attorney-in-fact or (ii) two attorneys-in-fact.

Exceptionally, the Issuer may be represented by a single attorney-in-fact: (i) before any direct or indirect body of the public administration, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with powers of attorney with an ad judicia clause; (iii) at general stockholders' meetings and stockholders' or quotaholders' meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by one officer only.

The structure, composition and powers of the Board of Officers are included in the Bylaws and its internal charter approved by the Board of Directors on February 08, 2023, and disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Board of Officers.

a.3 Committees related to the Board of Directors

Each committee related to the Board of Directors has its own internal charter containing its structure, composition, powers and operating rules. All charters are disclosed on the Investor Relations website.

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on relevant matters that strongly impact the Issuer. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Committee has its own internal charter, approved by the Board of Directors on June 24, 2016, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Strategy Committee.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions related to our governance. Among its duties are: the analysis and issue of opinions on potential conflicts of interest between the members of the Board of Directors and the Conglomerate companies, the methodological and procedural support for the evaluation of the Board of Directors, its members, committees and the Chief Executive Officer, and the discussion on the succession of members of the Board of Directors and the Chief Executive Officer, as well as their recommendations. The Committee has its own internal charter, approved by the Board of Directors on August 29, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Nomination and Corporate Governance Committee.

a.3.3 Personnel Committee

The Personnel Committee is responsible for setting the main guidelines related to people. Among its duties are the setting of guidelines on talent attraction and retention, as well as on recruitment and

training, and our long-term incentive programs. The Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Personnel Committee.

a.3.4 Compensation Committee

The Compensation Committee is responsible for promoting discussions on management compensation-related matters. Among its duties are: the development of a compensation policy for our management members, the proposal to the Board of Directors of different forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs, the discussion, examination and supervision of the implementation and operation of the existing compensation models and the discussion of the general principles for compensating our employees, recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on August 29, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Compensation Committee.

a.3.5 Capital and Risk Management Committee

The Risk and Capital Management Committee is responsible for supporting the Board of Directors in the performance of our capital and risk management-related duties, submitting reports and recommendations on these topics for the Board's approval. Among its duties are: the definition of our risk appetite and the expected minimum return on capital and the supervision of the risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and the complexity of the operations, in addition to meeting regulatory requirements. The Risk and Capital Management Committee is also responsible for improving our risk culture. The Committee has its own internal charter, approved by the Board of Directors on June 07, 2023, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Risk and Capital Management Committee.

a.3.6 Audit Committee

The Issuer has an Audit Committee that complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and the Internal Audit Department, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the General Stockholders' Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank of Brazil and for companies overseen by the Superintendency of Private Insurance (SUSEP) that are part of the Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned skills and outstanding knowledge, provided that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing fields.

All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any Audit Committee member if their independence is affected by any actual or potential conflict of interests. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the Committee members as a result of direct observation.

The Committee has its own internal regulation, approved by the Board of Directors on October 26, 2023, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > IItaú Unibanco > Corporate Governance > Policies > Regulation of the Audit Committee.

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing related-party transactions in the situations specified in our Related Party Transactions Policy, aimed at ensuring that these transactions are carried out with transparency and at arm's length. The Related Parties Committee is fully composed of independent members. The Committee has its own internal charter, approved by the Board of Directors on August 29, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Related Parties Committee.

a.3.8 Environmental, Social and Climate Responsibility Committee

The Environmental, Social and Climate Responsibility Committee is responsible for defining strategies to strengthen the Company's corporate social responsibility and monitoring the performance of social institutions related to it, as well as initiatives carried out directly by the Company. The Committee has its own internal charter, approved by the Board of Directors on July 25, 2022, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Environmental, Social and Climate Responsibility Committee.

a.4. Internal Audit

The internal audit is an independent and objective assurance and advisory activity designed to add value and improve the organization's operations, as set forth in the International Professional Practices Framework - IPPF) of The Institute of Internal Auditors – The IAA. It helps the organization achieve its goals through the application of a systematized and regulated approach to evaluating and improving the efficiency of risk management, control and governance processes. In Itaú Unibanco's governance, the Internal Audit is the third line of governance. The executive departments are the first line, and the Risk and Internal Controls Department is the second line.

The purpose of the Internal Audit Department is to assess the activities carried out by the Conglomerate through audit techniques, thus enabling management to measure the effectiveness of risk management, governance, management and operation of the assessed business, the adequacy and effectiveness of the controls, the reliability of the financial statements, compliance with rules and regulations, and the quality, reliability and integrity of the management information.

The Internal Audit Officer annually reports on the Internal Audit Department's purpose, authority and responsibility and confirms its independent performance to the Co-Chairpersons of the Board of Directors and the Audit Committee. Should any actual or apparent impediments to the independence or objectivity be identified, they will be reported to the Co-Chairpersons of the Board of Directors and the Audit Committee.

b. how the board of directors assesses the work of the independent auditors, indicating whether the issuer has a policy to engage non-audit related services with the independent auditor, and, if the issuer discloses this policy, where on the web the document can be found

The Audit Committee is responsible for evaluating the work performed by the independent auditors of the Conglomerate on an annual basis. This evaluation process includes a questionnaire, which is also updated annually, filled out by the Committee based on its direct observation, interviews with the Officers who have a relationship with the independent auditors, as well as the result of the qualitative and quantitative survey with the departments that have a direct relationship with the independent auditors and the CFOs of the foreign units. The result of this evaluation is presented in writing by the Audit Committee to the technical engagement partner of the independent auditors and discussed at an in-person meeting, and it is also reported to the Board of Directors.

The Company has a policy to engage services from independent auditors, including non-audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), and the review of which was approved by the Audit Committee on July 01, 2023.

c. channels established for the board of directors to become aware of critical issues related to the ESG and compliance topics and practices, if any

Sustainability is an important agenda in the resolutions of the Board of Directors and, at least once a year, the topic is addressed in the Board's meetings. The Board of Directors is responsible for monitoring the effectiveness of our ESG strategy and our Environmental, Social and Climate Responsibility Policy (PRSAC), in line with the long-term challenges and trends, with the help of the Environmental, Social and Climate Responsibility Committee (ESG Responsibility Committee) and the office in charge. It is also responsible for promoting the dissemination and engagement of employees on relevant ESG issues.

7.3 Composition and professional experience of the board of directors and fiscal council

Administrator:

Name:	**Taxpayer ID (CPF):**
ADRIANO CABRAL VOLPINI	162.572.558-21
Profession:	**Date of birth:**
Business Administrator	12/06/1972
Profissional experience:	
Adriano Cabral Volpini, a partner of Itaú Unibanco, has been the Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012, with over 30 years of experience in the financial system, 25 of which focused on risk and security activities. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Wrongful Acts from 2005 to 2012, Manager of Prevention of Wrongful Acts from 2004 to 2005, Inspection Manager in 2003, Inspector from 1998 to 2003, Auditor from 1996 to 1997, and he also holds management positions in several companies of the Itaú Unibanco Group. He serves as an effective Officer of the Cybersecurity Council as expert in cybersecurity and as an effective Officer of the Fraud Prevention Council at FEBRABAN. He was a panelist at the 33rd Edition of FEBRABAN TECH 2023 – The Technological innovations and the cyber resilience at the service of society. Mr. Volpini has also been a member of the Risk Committee of Banco Carrefour and a Statutory Officer specialized in security and operational risks. He has also been a statutory member of ToTvsTechfin, where he holds the position of effective member of the Audit Committee, aimed at supervising the Company's operational and security risks. He holds a Bachelor's degree in Accounting and Financial Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. He has also attended to courses of Innovation from the Stanford University and of Strategy and Finance from the Harward University, both in the U.S. He holds a professional Certificate from the Association of Certified Fraud Examiner since December 2003.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	12/12/2018

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ALEXANDRE GROSSMANN ZANCANI	288.246.148-84
Profession:	**Date of birth:**
Engineer	10/14/1977
Profissional experience:	

Alexandre Grossmann Zancani, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having served as Executive Officer at the Itaú Unibanco Group from 2019 to 2021. He is currently in charge of the business areas related to individual client requirements, such as Cards, Real Estate Credit, Vehicles, and Payroll. He worked in large financial institutions in Brazil, focused on credit, innovation and digital transformation. He holds a Bachelor's degree in Computer Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and an MBA degree from INSEAD, Fontainebleau, France.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ALEXSANDRO BROEDEL	031.212.717-09
Profession:	**Date of birth:**
Accountant	10/05/1974
Profissional experience:	
Alexsandro Broedel, a member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the positions of Group Executive Finance Officer from 2015 to 2020 and Head of Investor Relations from 2017 to 2020 at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as Finance and Control Officer. Mr. Broedel has formerly served as a Commissioner at the Brazilian Securities and Exchange Commission (CVM). He is a full professor at FEA-USP, a member of the IFRS Foundation's Integrated Reporting and Connectivity Council, and a member of the Decision-Making Council at Fundo Garantidor de Créditos (FGC). He was a Trustee of the IFRS Foundation, a Board Member of the Value Reporting Foundation/SASB and a Board Member of the International Integrated Reporting Council (IIRC). He is responsible for the process of disclosing results and reports to the market, including the provision of environmental, social and climate information. He holds Bachelor's degrees in Accounting and Law from Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	06/27/2013

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
ALFREDO EGYDIO SETUBAL	014.414.218-07
Profession:	**Date of birth:**
Business Administrator	09/01/1958
Profissional experience:	

Alfredo Egydio Setubal

Position and term of office
Non-executive Member of the Board of Directors since 2007.

Experiences, skills and abilities
Financial sector and capital markets
At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco.

ESG
He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC).

Academic background
He holds Bachelor's and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Other Directors		Non-Executive Director	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
ÁLVARO FELIPE RIZZI RODRIGUES	166.644.028-07
Profession:	**Date of birth:**
Lawyer	03/28/1977
Profissional experience:	

Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the legal matters of the Wholesale Banking department i.e., investment banking, broker, treasury, wealth management services (management and administration of third-party

funds, private banking, banking products for large and middle-market companies, allocated funds and onlending, international loans and foreign exchange), the Tax Legal Matters (advisory and litigation), Proprietary M&A Legal Matters and Corporate, International and Anti-Trust Legal Matters. He was previously responsible for the legal matters of the Retail Banking department (legal matters related to products and services of the retail banking: current account, payment account, cards, acquiring services, payroll, real estate loans, vehicle, consortia, insurance and pension plan) and for the Institutional Legal department (Corporate and Corporate Governance, Contracts, Equity, Intellectual Property and Corporate Paralegal Matters). He has also served as Officer of Itaú Foundation since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and subsequently as Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados. He holds a Bachelor's degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University's Law School, New York, U.S.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	04/13/2015

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ANA LÚCIA DE MATTOS BARRETTO VILLELA	066.530.828-06
Profession:	**Date of birth:**
Pedagogic	10/25/1973
Profissional experience:	
Ana Lúcia de Mattos Barretto Villela (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018). She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors from 1996 to 2001. She has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of Itaú's Personnel Committee since 2018; Member of Itaú's Nomination and Corporate Governance Committee since 2018; Member of the Environmental and Social and Climate Responsibility Committee since 2019 (formerly known as Social Responsibility Committee); Member of Itaúsa's Sustainability and Risks Committee since 2021; Vice Chairwoman of the Board of Trustees of the Itaú Foundation since 2020; Member of the Guidance Council of Itaú Social since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; Member of the Advisory Board of the Brincante Institute since 2001 and an Ashoka Fellow since 2010. Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind's major challenges. Mrs. Villela is a Member of the Board of Participant, founded by the social entrepreneur Jeff Skoll, which is a leading organization in media and entertainment that inspires and engages its audience towards social change. She has also been a Member of the Stanford Down Syndrome Research Center's Advisory Board since January 2022 and of the UCLA Lab School's Board of Advisors since May 2022. She was a Member of the Advisory Board of the Akatu Institute from 2013 to 2017; a Member of the Advisory Board of the organization Fairplay from 2015 to 2017; a Member of the Advisory Board of Conectas from 2003 to 2018; a Member of Dexco's Sustainability Committee from 2015 to 2018 and an Alternate Member of Dexco's Board of Directors from 2018 to 2020. She holds a Bachelor's degree in Teaching with a major in School Administration and a Master's degree in Educational Psychology, both from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.	

She also took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Other Directors		Non-Executive Director	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	10/24/2018

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ANDRE BALESTRIN CESTARE	213.634.648-25
Profession:	**Date of birth:**
Engineer	06/08/1978
Profissional experience:	
Andre Balestrin Cestare, a member of the Partners Program, has been our officer since 2017. He is currently responsible for the Retail Banking financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022, Retail Banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017. He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a postgraduate degree in business administration and a professional master's degree in finance and economics, both from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	11/06/2017

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ANDRÉ LUÍS TEIXEIRA RODRIGUES	799.914.406-15
Profession:	**Date of birth:**
Engineer	08/11/1973
Profissional experience:	

André Luís Teixeira Rodrigues has been a partner since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Small and Middle-Market Companies of the Retail Banking segment, Acquiring Services (Rede), Product, Credit, CRM, Channels departments and related Digital Branches and Companies Strategy. Previously, he led for four years the Retail Banking, Individuals and Companies, which comprised all the segments of the Branches, Companies, Government and Payroll departments, in addition to the Insurance, Products and Strategic Planning, CRM, Digital Channels and UX departments. From 2003 to 2018, Mr. Rodrigues held several leadership positions at the Wholesale Banking and Itaú BBA, including the Middle Market, Commercial Banking segments and the products & services departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 to 2020, and in 2021 he joined Itaú Unibanco's Executive Committee. He is a Member of the Board of Directors of Porto Seguro S.A. He holds a Bachelor's degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
ANDRÉ MAURICIO GERALDES MARTINS	276.540.908-03
Profession:	**Date of birth:**
Business Administrator	11/13/1976
Profissional experience:	
André Mauricio Geraldes Martins, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024. He has held several positions at the Itaú Unibanco Group, including Risk Superintendent (2017 to 2024) and Superintendent (2006 to 2013). He also worked as Executive Superintendent at Banco Pan (BTG/Caixa) (2013 to 2016), Consultant at Vector Consulting (2005 to 2006) and Analyst at Vivo Telefônica S.A. (2002 to 2005). He holds an MBA degree in Business Administration from Fundação Dom Cabral, São Paulo, Brazil, a Post MBA degree from Kellogg School of Management at Northwestern University, Illinois, USA, and in Risk Management from The Wharton School, University of Pennsylvania, Philadelphia, USA.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
05/23/2024		Annual	

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
CANDIDO BOTELHO BRACHER	039.690.188-38
Profession:	**Date of birth:**
Business Administrator	12/05/1958
Profissional experience:	

Candido Botelho Bracher

Position and term of office
Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003.

Experiences, skills and abilities.
Financial sector and capital markets
He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988.

Risk management
He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG
He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper.

Academic background
He holds a Bachelor's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	06/15/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
CARLOS FERNANDO ROSSI CONSTANTINI	166.945.868-76
Profession:	**Date of birth:**
Engineer	05/02/1974
Profissional experience:	

Carlos Fernando Rossi Constantini, a member of the Partners Program, has been an Officer of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client investment journeys, from offering an experience to funding distribution and management, having held the position of Executive Officer from 2019 to 2021. In 2017, Mr. Constantini became the CEO of Itaú Unibanco in the United States and was the Head of International Private Banking Division in Miami from 2017 to 2018. He has held several positions at the Itaú Unibanco Group, including Officer from 2009 to 2017. He started his career at the Itaú Unibanco Group in 2007 and was a Deputy Officer from 2007 to 2009. He holds a Bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
CARLOS ORESTES VANZO	122.230.988-27
Profession:	**Date of birth:**
Bachelor of Laws	08/12/1971
Profissional experience:	
Carlos Orestes Vanzo, partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023. Mr. Vanzo is currently responsible for the Retail – Individuals – Physical and Digital Branches, lower, middle and upper-income segments (Itaú Branches, Uniclass and Personnalité), Itaú Seguros (Itaú Insurance), and for the Strategy – Individuals department, which includes: CRM, Planning, Projects, Payroll and Government departments. He has previously held several positions at the Itaú Unibanco Group, including Executive Officer from 2019 to 2022 and was responsible for the Retail Business - Individuals, Companies Segment and Corporate Loans. Between 2004 and 2018, Mr. Vanzo has held several leadership positions at Banco Itaú and Itaú BBA, including in the Corporate and Middle Market segment. He joined the Itaú Unibanco Group in 1997. He holds a Bachelor's degree in Law from Universidade Paulista, São Paulo, Brazil, a Postgraduate degree in Business Administration from Universidade de São Paulo (USP), São Paulo, Brazil, and an Executive MBA degree from Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	06/01/2023

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
CESAR NIVALDO GON	154.974.508-57
Profession:	**Date of birth:**
Businessman	07/09/1971
Profissional experience:	
Cesar Nivaldo Gon Position and term of office Independent Member of the Board of Directors since 2022. Experiences, skills and abilities Financial sector and capital markets He has been a Member of the Board of Directors of the Lean Enterprise Institute – LEI and of Raia Drogasil S.A. since 2021. He is an active investor in venture capital and startup funds and led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE). He has also been a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY Entrepreneur of The Year™) in 2019. Information technology and security He is the founder and has been the CEO of CI&T Inc., a company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cyber security and design of digital products, since 1995. He is the Chairman of the Board of Directors of Sensedia, market leader in API Management, adaptive governance, events hub, service mesh, cloud connectors and professional services, acting as an important figurehead for topics on leadership development and digital transformation. He also serves as a Tech Advisor for the Boticário Group. Academic background He holds a Bachelor's degree in Computer Engineering (CoE) and a Master's degree in Computer Science, both from Universidade Estadual de Campinas (UNICAMP), Brazil. He has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist.	

Management body:

Management body:		Nominated by the Controlling stockholder:	
Board of Directors		Yes	
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/01/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
CRISTIANO GUIMARÃES DUARTE	024.311.796-56
Profession:	**Date of birth:**
Administrator	01/02/1976
Profissional experience:	
Cristiano Guimarães, a member of the Partners Program since 2009, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible by the Corporate Banking for large companies and the Investment Banking (Corporate & Investment Banking). He has held several positions at the Itaú Unibanco Group, having served as Head and Managing Director of the Investment Banking in Brazil and Officer of the Corporate Banking, between 2008 and 2020. Mr. Guimarães was an Investment Banking Officer at Banco UBS Pactual from 2007 to 2008 and was previously a Managing Partner at KPMG, where he started his career.	

He holds a Bachelor's degree in Business Administration from the Pontifícia Universidade Católica de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/13/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
DANIEL SPOSITO PASTORE	283.484.258-29
Profession:	**Date of birth:**
Lawyer	10/07/1979
Profissional experience:	
Daniel Sposito Pastore, a member of the Partners Program, has been our officer since 2020. He is currently responsible for the Health, Labor Relations, and Labor and Criminal Legal departments. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020; Legal Manager, WMS, working at the International, Asset and Brokerage departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008; Lawyer, Banking Law from 2002 to 2003; and Legal Assistant (M&A Legal) from 2000 to 2002. Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective member of the legal committee from 2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM), from 2014 to 2016, for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos (FEBRABAN). He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Postgraduate degree in Financial and Capital Markets Law from Instituto de Ensino e Pesquisa ("INSPER"), São Paulo, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	12/31/2020

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
DANIELA PEREIRA BOTTAI	142.407.238-76
Profession:	**Date of birth:**
Administrator	06/12/1972
Profissional experience:	
Daniela Bottai, a member of the Partners Program, has been an Audit Officer at the Itaú Unibanco Group since 2023, leading the Technology, Models, Risks, ESG and Foreign Units departments. With an experience of over 30 years in Risk, Compliance and Audit, focused on, among others, risk management, compliance management, regulatory strategy, anti-money laundering and counter terrorism financing, client conduct, customer experience, privacy, technology, financial and payment products, cybersecurity, ESG and corporate governance. Ms. Bottai has worked in Financial Institutions and Fintechs, such as PayPal, HSBC, RaboBank, Western Union, Creditas (Grana Aqui), GE Money, JP Morgan Chase, Bank Boston, ABN Amro and KPMG. She holds a Bachelor's degree in Data Processing from Faculdade de Tecnologia da Universidade Estadual Paulista (FATEC/UNESP), São Paulo, Brazil and specialization in Business Administration and Integrated Systems from CEAG, Fundação Getulio Vargas, São Paulo, Brazil. She holds an MBA degree in Retail and Franchise from Fundação Instituto de Administração da Universidade de São Paulo (FIA-USP), São Paulo, Brazil. She is Certified in Executive Entrepreneurship by the Stanford Graduate School of Business, California, and Babson, Boston, U.S. She is also certified by the "Orchestrating a winning performance" program, offered by the Institute for Management Development (IMD), in Lausanne, Switzerland.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/11/2023

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
EDUARDO HIROYUKI MIYAKI	159.822.728-92
Profession:	**Date of birth:**
Engineer Civil	06/11/1972
Profissional experience:	
Eduardo Hiroyuki Miyaki has been a Member of the Supervisory Council at the Itaú Unibanco Group since 2022. He has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities departments. He also worked in the commercial and retail departments, product development and Wholesale Banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003. He holds a Bachelor's degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, a Master's degree in Sanitary Engineering and waste management from Gunma University, Japan, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, and an MBA degree in International Finance and Business from Leonard N. Stern School of Business, New York University, New York, U.S. More recently, Mr. Miyaki participated in the program for members of the Audit, Inspection and Control Committee of the Brazilian Institute of Corporate Governance (IBGC).	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Fiscal Council			Yes
Elective office held:		**Description of other positions held:**	
C.F.(Effective) Elected to Controller			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/01/2022

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
EMERSON MACEDO BORTOLOTO	186.130.758-60
Profession:	**Date of birth:**
Technologist in Data Processing Technologist	07/25/1977
Profissional experience:	
Emerson Macedo Bortoloto, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group's Retail processes and business, as well as in the Information Technology, Information Security and Cybersecurity processes and department. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. At the Itaú Unibanco Group, he was also responsible for auditing the Information Technology and Retail Credit Analysis and Granting processes. He is a Member of the Audit Committees of Itaú Unibanco's controlled companies and affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Nuclea S.A., and Tecban - Tecnologia Bancária. Mr. Bortoloto had previously worked at Ernst & Young Auditores Independentes from 2001 to 2003 and Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes. He holds a Bachelor's degree in Data Processing Technology, a Postgraduate degree in Auditing and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA degree in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He also holds the following certifications: CISA-Certified Information System Auditor, issued by the Information Systems Audit and Control Association (ISACA), and CCoaud+ - Member of the Audit Committee with Experience, issued by IBGC.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	11/01/2011

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
ERIC ANDRÉ ALTAFIM	273.383.788-51
Profession:	**Date of birth:**
Business Administrator	06/12/1976
Profissional experience:	
Eric André Altafim, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives, Energy, Carbon Credit, and Digital Assets desks. He has held several positions at the Itaú Unibanco Group, including as Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017, Head of Client and Specialized Sales – CIB (UL, Large and Corporate) Desks from 2012 a 2015, Head of Derivatives – Wholesale from 2008 to 2012, Senior Trader from 2005 to 2007, and Trader from 1999 to 2000. He has also served as Executive Vice President of the Brazilian Financial and Capital Markets Association (ANBIMA) since 2022 and has been a Member of the Products and Pricing Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021. He also served as a Relations and Desk Manager at Banco UBS Pactual from 2007 to 2008, Senior Trader at Banco HSBC from 2000 to 2005, Trainee from 1997 to 1999, and Junior Trader in 1999 at Banco CCF. He holds a Bachelor's degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree in Economics from Universidade de São Paulo (USP), São Paulo, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/03/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
FÁBIO COLLETTI BARBOSA	771.733.258-20
Profession:	**Date of birth:**
Business Administrator	10/03/1954
Profissional experience:	
Fábio Colletti Barbosa Position and term of office Independent Member of the Board of Directors since 2015. Experiences, skills and abilities. Financial sector, capital markets and other sectors He has been the CEO of Natura & Co. since 2022. He has been a Member of the Boards of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander S.A. (Brazil) in 2011. Between 2007 and 2011, he was the President of the Brazilian Federation of Banks (FEBRABAN). He was also the CEO of Banco Santander S.A. between 2008 and 2010 and CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A. ESG Mr. Barbosa served as Chairman of the Board of Directors of the OSESP Foundation between 2012 and 2019 and of Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at the UN Foundation (U.S.) since 2011 and has been a Member of the Board of Directors of the Endeavor Institute Brazil	

since 2008. He was President of the Itaú Foundation. In 2017, he was recognized by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national debate. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Programme (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks. Academic background He holds a Bachelor's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also holds a MBA degree from the Institute for Management Development (IMD), Lausanne, Switzerland.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/01/2015

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
FABRICIO BLOISI ROCHA	263.679.838-21
Profession:	**Date of birth:**
Businessman	05/09/1977
Profissional experience:	
Fabricio Bloisi Rocha Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He has been Chief Executive Officer of Ifood since 2019 and has served as Chairman of the Board of Directors since 2016. He is one of the founders of the startup Movile, a leading mobile commerce company in Latin America, in which he served as Chief Executive Officer from 1998 to 2020 and member of the Board of Directors from 2010 to 2020. He is also president of the 1Bi Foundation, a social institution that was officially created in 2019 with the aim of using digital tools to promote new opportunities for young Brazilians. Academic background He holds a Bachelor's degree in Computer Science from the Universidade Estadual de Campinas (UNICAMP), Brazil. HE also holds a Master's degree in Business Administration from Fundação Getulio Vargas (FGV/EAESP), Brazil. In 2013, he also completed the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in growth phase at the Stanford Graduate School of Business, California, USA. In 2022, he completed the OPM program (Owners/President Management, Business Administration and Management) at Harvard Business School, Massachusetts, USA.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**

04/23/2024	05/17/2024	Annual	05/17/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
FLÁVIO AUGUSTO AGUIAR DE SOUZA	747.438.136-20
Profession:	**Date of birth:**
Business Administrator	03/27/1970
Profissional experience:	
Flávio Augusto Aguiar de Souza, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking segment. Since the beginning of 2023, he has also taken on the responsibility, within the ESG agenda, for the activities of the climate finance department of the entire Conglomerate. He joined the Itaú Unibanco Group in 2009 and has held leadership positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S. Mr. Souza was Vice President of Brazilian Financial and Capital Markets Association (ANBIMA) from 2015 to 2019, and Chairman of the Board of Directors of banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018. He holds a Bachelor's degree in Business Administration from Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a Postgraduate degree in Finance from Fundação Dom Cabral, São Paulo, Brazil.	

Management body:

Management body:		Nominated by the Controlling stockholder:	
Board of executive officers		No	
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
GILBERTO FRUSSA	127.235.568-32
Profession:	**Date of birth:**
Lawyer	10/20/1966
Profissional experience:	
Gilberto Frussa has been a Member of the Supervisory Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021, Legal Officer of Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 a 2006. He has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since 2022. Mr. Frussa was a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department from 1993 to 1995.	

He was also a Lawyer from 1989 to 1993 at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto – Advogados. Mr. Frussa was also an Effective Director of the National Financial System Resources Council (CRSFN) from 2000 to 2003 and 2011 to 2013. He was Chairman of the Legal Affairs Committee of the Brazilian Financial and Capital Markets Association (ANBIMA) from 2012 to 2015. Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the National Financial System Resources Council (CRSFN) since 2018, and an associate of the Brazilian Institute of Corporate Governance (IBGC) since 2021 where he attended courses for Board Members, Supervisory Council and Finance and Accounting for Directors. He has a certificate for the In Company course - Best Corporate Governance Practices from the Brazilian Institute of Corporate Governance (IBGC). He holds a Bachelor's degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil.

Management body:

Management body:			Nominated by the Controlling stockholder:
Fiscal Council			Yes
Elective office held:		**Description of other positions held:**	
President C.F.Elect for Controller			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/01/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO	223.105.878-26
Profession:	**Date of birth:**
Bank Clerk	10/17/1980
Profissional experience:	
Guilherme Barros Leite de Albuquerque Maranhão, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024. He is currently responsible for the Debt Capital Market (DCM) for Corporate & Investment Banking (CIB) clients and Fixed-Income Structuring and Distribution departments. He has held several positions at the Itaú Unibanco Group, including Managing Director: Fixed-Income Sales, DCM and Structured Products (2015 to 2024); Vice President: Fixed-Income Credit Structuring (2011 to 2015); Vice President: Fixed-Income Corporate Sales (2007 to 2011). He also worked as Fixed-Income Sales Trader at Banco Santander S.A. (2002 to 2007) and as a trainee at the Investment Banking Department of WestLB European Bank in 2002. He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
05/23/2024		Annual	

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
IGOR BARENBOIM	089.542.617-01
Profession:	**Date of birth:**
Economist	08/04/1982
Profissional experience:	

Igor Barenboim has been a Member of the Supervisory Council at the Itaú Unibanco since 2023 He serves as the COO and Strategist at Reach Capital, São Paulo, since 2021.
He was also Superintendent Officer at the Industrial Social Service/National Service for Industrial Training (SESI/SENAI) from 2017 to 2021, where he was also responsible for the set-up of the Compliance and Cybersecurity Department and the Transparence Website, Deputy Secretary to Economic Policy at the Ministry of Finance from 2015 to 2016, Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014, Vice President of Capital Management at the Treasury Department of Banco Itaú BBA from 2011 to 2012, Senior Advisor of the Finance Department of the State of São Paulo in 2011), Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010, responsible for designing inclusion and diversity programs for public service entrance exams, and Founding Member and Economist at Gávea Investimentos from 2003 to 2005.
Mr. Barenboim was a Member of the Board of Directors of SENAI in 2017, Chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015, a Member of the Board of Directors of FINEP in 2015; a Member of the Steering Board of the National Scientific and Technological Development Fund (FNDCT) in 2015, a Member of the Joint Commission of the Defense Industry in 2015, a Member of the Interministerial Committee on Machinery and Equipment Security in 2015, a Member of the Supervisory Council of Companhia de Docas de São Sebastião in 2011; a Member of the Board of Directors of the Social Security Institute of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and a Member of the Board of Directors of the IT Company that provides services to the Municipal Government of Rio de Janeiro in 2010.
He holds a Bachelor's degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), São Paulo, Brazil and Ph.D. and Master's degree in Economics from Harvard University, Cambridge, Massachusetts, U.S., and participated in the Seminar on Investments, Governance and Environmental Aspects in Private Pension (SIGA).

Management body:

Management body:		Nominated by the Controlling stockholder:	
Fiscal Council		No	
Elective office held:		**Description of other positions held:**	
C.F.(Effective) Elected by Preferred			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	06/01/2023

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
JOÃO COSTA	476.511.728-68
Profession:	**Date of birth:**
Economist	08/10/1950
Profissional experience:	

João Costa has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group and an Effective Member of of the Supervisory Council at the Itaúsa S.A. since 2023, having been an Alternate Member from 2009 to 2022.

He was a member of the Supervisory Council of Alpargatas S.A. from 2017 to 2018, Dexco S.A. from 2018 to 2019, FEBRABAN, IBCB and the Banking Employers' Union of the São Paulo State from 1997 to 2008. He set up and chaired the Audit Committee of Liberty Seguros S.A. and Indiana Seguros S.A. from 2014 to 2015. At the Itaú Unibanco Conglomerate, he was an Effective Member of the Board of Directors of Itauleasing de Arrendamento Mercantil and Itaú Rent Administração e Participação S.A. He also worked at Itaú Unibanco as a General Audit Manager, creating and managing the Systems Audit, Tax Audit, Affiliate Audit, Central Administration Audit, and Foreign Branch Audit functions and planning for inspections at branches nationwide, having developed the inspection automation software that was qualified as "best practice" by the consultancy Arthur Andersen. Later in 1997, serving as a Managing Officer, he structured the Collection Coordination department, defining operational and fiscal procedures for the collection and renegotiation of defaulted payments. He has structured an own and outsourced collection call center and the management of outsourced collection agencies and the control of external lawyers in charge of judicial collections nationwide. He has promoted the first sale of distressed assets, in Brazil, to a foreign debt recovery company. He has played a strong role in the area of governance, creating the Internal Controls and Compliance department, and in particular implementing procedures required by the U.S. Sarbanes Oxley Act (SOX). He has commenced the work for compliance with the Central Bank provisions in connection with Operational Risk and Resolution No. 3380. He holds a Bachelor's degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil, extension course in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and attended the Management Program for Executives from University of Pittsburgh, Pennsylvania, U.S.

Management body:

Management body:			Nominated by the Controlling stockholder:
Fiscal Council			Yes
Elective office held:		**Description of other positions held:**	
C.F.(Suplent) Elect for Controller			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/10/2009

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
JOÃO MOREIRA SALLES	295.520.008-58
Profession:	**Date of birth:**
Economist	04/11/1981
Profissional experience:	
João Moreira Salles (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He holds several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of its Board of Directors from 2015 to 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Member of the Board of Directors at Verallia, a glass packaging company listed in France, since 2019, and at Alpargatas S.A., where he had already been a Member of the Finance Committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor's degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master's degree in Economics from Columbia University GSAS and in Finance, also from the University of Columbia GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil.	

Management body:

Management body:	Nominated by the Controlling stockholder:

Board of Directors	Yes

Elective office held:		Description of other positions held:	
Other Directors		Non-Executive Director	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	06/01/2017

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
JOSÉ GERALDO FRANCO ORTIZ JUNIOR	290.270.568-97
Profession:	**Date of birth:**
Lawyer	11/23/1980

Profissional experience:

José Geraldo Franco Ortiz Junior, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group. Since 2021 he has been responsible for Itaú Unibanco's Corporate Compliance department and is a Member of the Environmental, Social and Climate Committee. Mr. Ortiz joined the Itaú Unibanco Group in 2003 as an intern and has served in several positions, such as Legal Assistant from 2003 to 2004, Lawyer from 2004 to 2006, Senior Lawyer from 2006 to 2008, Legal Manager from 2009 to 2013, and Legal Superintendent from 2013 to 2020. He also worked as a Non-U.S. Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil from 2001 to 2003.
He holds a Bachelor's degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master's degree (Master of Laws – LL.M.) from Columbia University's Law School, New York, U.S.

Management body:

Management body:	Nominated by the Controlling stockholder:
Board of executive officers	No

Elective office held:		Description of other positions held:	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
JOSÉ VIRGILIO VITA NETO	223.403.628-30
Profession:	**Date of birth:**
Lawyer	09/13/1978

Profissional experience:

José Virgilio Vita Neto, a member of the Partners Program, has been a Member of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011.
He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN).
He holds a Bachelor's degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master's degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	04/13/2015

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
LINEU CARLOS FERRAZ DE ANDRADE	105.260.778-08
Profession:	**Date of birth:**
Business Administrator	12/11/1972
Profissional experience:	
Lineu Carlos Ferraz de Andrade, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Consortium, Vehicle, Real Estate, Payroll Loans, Logistics, Credit Card and Insurance operations. Mr. Andrade has held several positions at the Itaú Unibanco Group, including as Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014, Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013, Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011, and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004. He holds a Bachelor's degree in Computer Sciences from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, an MBA degree from Universidade de São Paulo (USP), São Paulo, Brazil, specialization in Foreign Trade and Banking from Fundação Getulio Vargas (FGV), São Paulo, Brazil, specialization in Strategic People Management from Fundação Dom Cabral, São Paulo, Brazil, and a Post-MBA certificate from Fundação Instituto de Administração (FIA), São Paulo, Brazil and Risk Management from University of Pennsylvania's The Wharton School of the University, Philadelphia, U.S.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/03/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
LUCIANA NICOLA	270.049.978-63
Profession:	**Date of birth:**
Bank Clerk	12/27/1977

Profissional experience:
Luciana Nicola, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Institutional Relations and Sustainability department. She also serves as an Officer at Fundação Itaú para Educação e Cultura, as an Advisor at Fundação Itaú Unibanco Previdência Complementar, and as the CEO of Associação Itaú Viver Mais. She has held a number of positions at the Itaú Unibanco Group, including as Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department of Unibanco S.A. from 1997 to 2004. Ms. Nicola is currently a Member of the Board of Directors of Instituto do Pacto Global Brasil, a Member of the Strategic Group of Coalizão Brasil Clima, Florestas e Agricultura, and a Member of the Board of Directors of CEBDS. She serves a Member on the ESG Committee of the Brazilian Federation of Banks (FEBRABAN). She was also a Member of the Steering Committee from 2005 to 2007 of the Junior Achievement Association of the State of São Paulo. She holds a bachelor's degree in law from Universidade São Judas Tadeu, São Paulo, Brazil, and Postgraduate degrees in Semiotics from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and in Leadership and Public Management from Centro de Liderança Pública – CLP at the Center on the Legal Profession of Harvard Business School, Cambridge, Massachusetts, U.S. She also completed her training in Climate Change offered by IBGC in 2021, through the Chapter Zero initiative, a global network for engaging boards in climate challenges.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		Description of other positions held:	
Others Officers		Officer	
Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	05/20/2024	Annual	03/25/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MAIRA BLINI DE CARVALHO	327.908.828-35
Profession:	**Date of birth:**
Lawyer	03/14//1984
Profissional experience:	
Maira Blini de Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the advisory legal service of the Retail Banking Department, including secured business, insurance, means of payment and new technologies, and for the legal matters related to contracts, data, intellectual property, marketing, equity, third sector and government. She has held several positions at the Itaú Unibanco Group, including Legal Superintendent from 2017 to 2022; Legal Manager from 2014 to 2017; Legal Coordinator from 2013 to 2014 and Legal Specialist Attorney from 2012 to 2013. She also worked as a Foreign Associate in 2010 at White & Case LLP, in New York, U.S., in the M&A and Securities practices; and as a lawyer at the JBS Group from 2007 to 2009. She also worked as an intern from 2003 to 2007 at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios. She holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Master's degree in International Business and Economic Law from Georgetown University Law Center, Washington, U.S.	

Management body:

Management body:	Nominated by the Controlling stockholder:
Board of executive officers	No

Elective office held:		Description of other positions held:	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/15/2023

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MARCIA KINSCH DE LIMA	956.038.326-49
Profession:	**Date of birth:**
Bachelor of Science Sciences	03/01/1973
Profissional experience:	
Marcia Kinsch de Lima, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since December 2023 and has been an Officer at Itaú Unibanco Holding since May 2024. She is currently responsible for the Credit Risk and Wholesale Modeling departments. She also held the position of Credit Risk Superintendent (2017 to 2023) and Senior Credit Manager (2006 to 2014) at the Itaú Unibanco Group. She also worked in the credit departments of Banco Bradesco (2016 to 2017), HSBC (2014 to 2016) and BankBoston (1995 to 2006), having also worked in the commercial department at the latter. She holds a Bachelor's degree in Economics from Universidade Federal de Minas Gerais, a Postgraduate degree in Financial Administration from Fundação Dom Cabral and a Master's degree in Business Administration from Boston School/Columbia University.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
05/23/2024		Annual	

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	036.221.618-50
Profession:	**Date of birth:**
Economist	06/23/1959
Profissional experience:	
Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member). Experiences, skills and abilities. Financial sector, capital markets and other sectors She has been an independent member of the Board of Directors since 2011 and an independent member of the	

Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012. Academic background She holds a Bachelor's degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	06/15/2021

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
MARINA FAGUNDES BELLINI	173.837.768-79
Profession:	**Date of birth:**
Bachelor of Economic Sciences	06/22/1973
Profissional experience:	
Marina Fagundes Bellini, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Operations, Services, Procurement and Wealth and Asset Management departments. She has been a Member of the Board of Directors of NGO T200, which focuses on the development of women in technology. She was a Global Officer of Information Technology, Digital and Shared Service Center from 2019 to 2022 and Global CIO and Digital Transformation Officer in 2018 at BAT, an England-based multinational company, as well as the CIO of PepsiCo Latin America and CIO of the CMO of PepsiCo Global, U.S. from 2015 to 2018.	

She also served as Integration, Technology and Shared Services Officer in Mexico from 2013 to 2015, Global CIO and Global Shared Services Officer from 2009 to 2013, CIO and Shared Services Officer in Western Europe from 2007 to 2009; Shared Services Officer in Europe in 2006; Global Shared Services Officer from 2004 to 2005 and Shared Services Officer in Latin America from 2002 to 2004 at Anheuser-Busch InBev, InBev and AmBev. She worked as Trainee to Senior Consultant from 1995 to 2002 at PriceWaterhouse Coopers Consulting. She holds a Bachelor's degree in Economics from Universidade de Campinas (UNICAMP), São Paulo, Brazil, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, attended the Consumer Connections - Corporate Executive Education course from Stanford University, California, U.S., the Executive Program from Singularity University, California, U.S. and the High Performance Leadership and High Performance Board programs from Institute for Management Development (IMD), Lausanne, Switzerland.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/15/2023

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
MÁRIO NEWTON NAZARETH MIGUEL	216.756.218-70
Profession:	**Date of birth:**
Business Administrator	12/22/1979
Profissional experience:	
Mário Newton Nazareth Miguel, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He is currently responsible for the Receivables Information System Department and the forwarding to the Central Bank of Brazil of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010. He also worked as a Product Manager from 2007 to 2008 at Banco ABN AMRO Real; as a Marketing Expert from 2005 to 2007 and Client Relations Analyst from 2004 to 2005 at Claro S.A. and Business Analyst from 1998 to 2003 at Tess S.A. He holds a Bachelor's degree in Business Administration from Universidade Paulista, São Paulo, Brazil; a Postgraduate degree in Economics from Universidade de Campinas, São Paulo, Brazil; an MBA degree in Business from Fundação Getulio Vargas (FGV), São Paulo, Brazil; an MBA degree (International Module) from Ohio University, Ohio, U.S.; he attended a specialization course in Executive Leadership from Fundação Dom Cabral, São Paulo, Brazil, and he holds a Postgraduate degree in Positive Psychology from Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS).	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/03/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MATIAS GRANATA	228.724.568-56
Profession:	**Date of birth:**
Economist	06/17/1974
Profissional experience:	
Matias Granata, partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including as Officer from 2014 to 2021, responsible for AML, Credit Risk, Modeling, and Market and Liquidity Risks. Responsible for the risk structure, Mr. Granata is also in charge of the unit that integrates the climate risk into the group's global risk management. He holds a Bachelor's degree in Economics from Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a Postgraduate degree in Economics from Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master's degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
MILTON MALUHY FILHO	252.026.488-80
Profession:	**Date of birth:**
Business Administrator	06/08/1976
Profissional experience:	
Milton Maluhy Filho, a partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. He holds a bachelor's degree in Business Administration.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Chief Executive Officer			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first**

			term:
04/25/2024	05/20/2024	Annual	01/03/2019

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PAULO ANTUNES VERAS	179.984.168-58
Profession:	**Date of birth:**
Engineer	09/01/1972
Profissional experience:	
Paulo Antunes Veras Position and term of office Independent Member of the Board of Directors Experiences, skills and abilities He is currently a member of Itaú Unibanco's Personnel Committee. He was the founder and CEO of 99, the first Brazilian unicorn. He was officer and director of Endeavor, an NGO that promotes high-impact entrepreneurship. Until 2021, he was an independent member of the B2W Board of Directors. He is currently an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário. He is also a member of the Board of Directors of Digibee and Klubi. Academic background He holds a Bachelor's degree in Mechatronic Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He also has an MBA degree from INSEAD.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	05/17/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PAULO SERGIO MIRON	076.444.278-30
Profession:	**Date of birth:**
Economist	07/26/1966
Profissional experience:	
Paulo Sergio Miron, a member of the Partners Program, has been the Officer responsible for the internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an Officer at Instituto Unibanco and Fundação Itaú para Educação e Cultura, a member of the Supervisory Council at Fundação Maria Cecilia Souto Vidigal, at Instituto Lemann and at Fundação Nova Escola, as well as a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron served as a financial specialist at the Audit Committees at Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) -	

Brazil from 1996 to 2014 responsible for the auditing of large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and the government services, and banking departments. He was an instructor of the training course for members of the Audit, Inspection and Controls Committee of the Brazilian Institute of Corporate Governance (IBGC). He is a speaker at many seminars on governance, auditing and financial market issues. Mr. Miron also coordinated the PwC Brazil's department of training at financial institutions for over ten years and worked as a college professor teaching financial market-related courses. He holds Bachelor's degrees in Economics from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in Accounting from Universidade São Judas Tadeu, São Paulo, Brazil.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	07/01/2015

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
PEDRO HENRIQUE MOREIRA RIBEIRO	287.908.168-89
Profession:	**Date of birth:**
Lawyer	02/15/1980
Profissional experience:	
Pedro Henrique Moreira Ribeiro, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the Tax and Legal Department (Advisory and Litigation). He worked as Tax and Legal Superintendent at the Itaú Unibanco Group (2013 to 2024). He has 24 years of experience in corporate and product taxation and tax advisory and litigation, having worked in several tax departments of financial institutions. At Citigroup, he worked as Deputy Tax Superintendent (2010 to 2013) and Tax Specialist (2006 to 2010). He started his career in the Tax Department of JP Morgan Chase as a trainee (1999 to 2002) and, subsequently, as a Tax Analyst (2002 to 2006). He is the Vice Chairman of the Tax Committee of the Brazilian Association of Financial and Capital Market Entities (AMBIMA) and a Member of the Tax Committee of the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie and attended a specialization course in Tax Law at Pontifícia Universidade Católica de São Paulo (PUC-SP).	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
05/23/2024		Annual	

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PEDRO LUIZ BODIN DE MORAES	548.346.867-87
Profession:	**Date of birth:**
Economist	07/13/1956

Profissional experience:

Pedro Luiz Bodin de Moraes

Position and term of office
Independent Member of the Board of Directors since 2003.

Experiences, skills and abilities.
Financial sector and capital markets
He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the National Association of Investment Banks (ANBID) and Vice Chairman of the National Association of Credit, Financing and Investment Institutions (ACREFI) between 2004 and 2011. He was also a Professor of the Department of Economics of Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990.

Risk management
He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management enabled him to hold the chair of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and overseeing the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Monetary Policy Officer of the Central Bank of Brazil between 1991 and 1992, where he was responsible for managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing Brazilian international reserves and defining policies related to payment arrangements, clearing and settling houses and other infrastructures of the financial market.

ESG
He was an Officer of the National Bank for Economic and Social Development (BNDES) between 1990 and 1991, which is focused on carrying out the Federal Government's investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy by creating jobs and reducing social and regional inequalities.

Academic background
He holds a Bachelor's degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), São Paulo, Brazil. He also holds a Master's degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). He holds a Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Independent Board of Directors (Effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PEDRO MOREIRA SALLES	551.222.567-72
Profession:	**Date of birth:**
Banker	10/20/1959
Profissional experience:	
Pedro Moreira Salles Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a member of the Board of Directors of Falconi Consultores Associados. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN). ESG He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage. Academic background He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Other Directors		Non-executive Co-Chairman	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PEDRO PAULO GIUBBINA LORENZINI	103.594.548-79
Profession:	**Date of birth:**
Business Administrator	04/02/1968
Profissional experience:	
Pedro Paulo Giubbina Lorenzini, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and	

Product Desks, and Macroeconomics Department and for the Latin America (LATAM) Department, which also includes the operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia). He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period). Mr. Lorenzini served as a Member of the Executive Committee, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career at the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments. He was Chairman of the Treasury Committee from 2010 to 2013 and a Citibank representative at the Board of Executive Officers of the Brazilian Federation of Banks (FEBRABAN) from 2013 to 2021. He was Chairman of the Treasury Committee from 2010 to 2012 and Vice President of the Brazilian Association of Financial and Capital Market Entities (ANBIMA) from 2010 to 2021. He holds a Bachelor's degree in Economics Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	05/03/2021

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
RAFAEL VIETTI DA FONSECA	223.949.378-07
Profession:	**Date of birth:**
Lawyer	11/25/1983
Profissional experience:	
Rafael Vietti da Fonseca, member of the Partners Program, has been an Officer at the Itaú Unibanco Group since May 2024 and he is currently responsible for the legal service activities at Itaú BBA, Itaú Corretora and the Corporate Business Unit. In this capacity, he is responsible for the legal advisory services on capital market operations (IBD, M&A Advisory, ECM and DCM), research, banking products for small, middle-market and large companies, financial advisory and credit recovery (special situation, judicial and extrajudicial recovery, bankruptcy and collection). He also currently works on institutional topics, including environmental and social issues and responsible businesses. He has been at the Itaú Unibanco Group since 2006, having previously held many positions, such as: Legal Superintendent responsible for the Investment Banking Department and other departments, Legal Manager responsible for the Proprietary M&A Department and Chief Attorney at Itaú USA Asset Management in New York. Before joining the Itaú Unibanco Group, he worked at the São Paulo State Attorney's General Office between 2004 and 2006. He holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie and attended specialization courses in Accounting at Fundação Getulio Vargas and Corporate Finance at Fundação Instituto de Admnistração (FIA). He also holds a LL.M degree from University of Virginia.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**

05/23/2024		Annual	

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
REINALDO GUERREIRO	503.946.658-72
Profession:	**Date of birth:**
Bachelor of Science Sciences	02/10/1953
Profissional experience:	
Reinaldo Guerreiro has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2017. Since 2023 he has been the Chairman of the Audit Committee of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG). He was a Member of the Board of Directors from 2007 to 2021 and an Independent Member of the Audit Committee from 2007 to 2017 of Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Supervisory Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro also served as the Chairman of the Audit Committee at Petrobrás Gas S.A. (GASPETRO) from 2018 to 2021, and as a Member of the Board of Directors from 2016 to 2018 and the Financial and Risks Committee from 2016 to 2018 at Petrobrás Distribuidora S.A.; as well as a Member of the Strategic Committee from 2016 to 2018 at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP, Head of the Accounting Department in two terms of office, Principal from 2010 to 2014 and Vice Head of the Accounting and Actuarial Science Department at Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) from 2019 to 2021. He holds a Bachelor's degree in Accounting, a Master's degree and a Ph.D. in Controllership and Accounting, and Habilitation degree ("livre-docência") in Controllership and Accounting from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Fiscal Council			Yes
Elective office held:		**Description of other positions held:**	
C.F.(Suplent) Elect for Controller			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	06/01/2017

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RENATO BARBOSA DO NASCIMENTO	161.373.518-90
Profession:	**Date of birth:**
Accountant	10/28/1971
Profissional experience:	
Renato Barbosa do Nascimento, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, Wealth Management, Brokerage services, Private Banking, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and the entire ecosystem that serves companies and payment methods. Between 2018 and the first half of 2023, he led	

the internal audit work covering the whole ESG scope, with outstanding assessment of the commitments made with external agents, ensuring compliance with rules and regulation and ultimately the audit of the Conglomerate's ESG governance pillars. Mr. Nascimento also engaged in the Mentoring Program for Black Women sponsored by Itaú Unibanco for approximately one year. He was a member of audit councils and committees of Itaú Unibanco's investees aiming at maintaining the high governance standards required by the Conglomerate and was Fiscal Advisor at the Brazilian Business Council for Sustainable Development (CEBDS). He has held several positions in his over 26-year professional journey at PricewaterhouseCoopers Auditores Independentes, including Audit Partner from 2009 to 2017. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in Brazil and abroad. Between 2014 and 2017, he took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit partner leading external audits in subsidiaries of international entities of the financial industry in Mexico. From 2009 and 2014, Mr. Nascimento was responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. Between 2006 and 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds Bachelor's degrees in Accounting and in Business Administration, both from Universidade Paulista, São Paulo, Brazil, and a Master's degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	11/06/2017

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RENATO DA SILVA CARVALHO	033.810.967-61
Profession:	**Date of birth:**
Production Engineer	11/02/1974
Profissional experience:	
Renato da Silva Carvalho, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking's Financial Planning department. In this position, he is responsible for determining the financial results of the Wholesale Banking, including monitoring ESG products and services that generate positive impact. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017. He worked as Investment Market Risk Associate Director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor's degree in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an Executive MBA degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree in System Analysis, Project and Management from Pontifícia Universidade Católica do Rio	

de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a M.Sc.in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, and has attended the Executive Program from Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP).

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/01/2020

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RENATO LULIA JACOB	118.058.578-00
Profession:	**Date of birth:**
Bank Clerk	05/10/1974
Profissional experience:	
Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group. Since 2020 he has been Group Head of Investor Relations and Market Intelligence and in April 2024, he also became responsible for the Corporate Strategy and Corporate Development. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 22 years, having held several positions, including CEO and Member of the Board of Directors at Itaú BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itaú Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor's degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from Wharton School of the University of Pennsylvania, Philadelphia, U.S.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer and Investor Relations Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	12/14/2020

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RENE GUIMARÃES ANDRICH	709.926.659-49
Profession:	**Date of birth:**
Accountant	08/04/1971
Profissional experience:	
Rene Guimarães Andrich has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2020. He is currently the Global Head of Internal Audit of Tupy S.A., and an independent member of the Integrity Committee at Petrobrás Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls, Corporate Governance and ESG courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A., an External Auditor at Ernst & Young, Chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and of Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of Casa da Moeda do Brasil (CMB) and of Companhia de Trens Urbanos (CBTU). He holds certifications from CCA+ – Director with Experience (IBGC), CCF - Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC), CIA – Certified Internal Auditor (The IIA), CRMA – Certified Risk Management Assurance (The IIA), CCSA – Certificate in Control Self-Assessment (The IIA), QA – Accreditation in QA Assessment/Validation (The IIA), and Regional Council of Accounting (CRC/SP). He is a doctoral student in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil and holds a Master's degree in Management from Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor's degree in Accounting from FAE Business School, Curitiba, Brazil.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Fiscal Council			No
Elective office held:		**Description of other positions held:**	
C.F.(Alternate)Elected by preferentialists			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	07/07/2020

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RICARDO RIBEIRO MANDACARU GUERRA	176.040.328-85
Profession:	**Date of birth:**
Engineer	08/28/1970
Profissional experience:	
Ricardo Ribeiro Mandacaru Guerra, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology, data and CX department as its CIO since 2015. He has held several positions at the Itaú Unibanco Group, including as Executive Officer from 2014 to 2021, Channels Officer from 2008 to 2014, Financing Products Superintendent - Individuals from 2007 to 2008, Credit Policies Superintendent from 2006 to 2007, Electronic Channels Management Superintendent from 2002 to 2006, and Internet Project Leader from 1996 to 2000. He has extensive experience in digital transformation, large-scale platform management, including management and governance processes, and is knowledgeable about technical engineering and cybersecurity. He leads a broad technology team, focused on deep technical excellence, talent training and diversity. He joined the Itaú Unibanco Group in 1993 as a System Analyst. He holds Bachelor's degrees in Civil Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA degree from the Kellogg School of Management at Northwestern University, Illinois, U.S.	

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator:

Name:	**Taxpayer ID (CPF):**
RICARDO VILLELA MARINO	252.398.288-90
Profession:	**Date of birth:**
Engineer	01/28/1974
Profissional experience:	

Ricardo Villela Marino

Position and term of office
Non-executive Vice Chairman of the Board of Directors since 2020.

Experiences, skills and abilities
Financial sector and capital markets
He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region and a member of the Board of Directors of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018 and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and the stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as Chairman of the Federation of Latin-American Banks (FELABAN) and was considered a Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011.

Financial inclusion and entrepreneurship
He is responsible for creating business models for the crypto market contributing to financial inclusion through digital assets. He is a consultant for Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of the PDR Institute, an organization aimed at investing and preparing new entrepreneurs focused on social academic transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management.

Academic background
He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Management body:

Management body:			**Nominated by the Controlling stockholder:**
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Non-executive Vice President of the Board of Directors			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**

04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
ROBERTO EGYDIO SETUBAL	007.738.228-52
Profession:	**Date of birth:**
Engineer	10/13/1954
Profissional experience:	

Roberto Egydio Setubal

Position and term of office
Non-executive Co-Chairman of the Board of Directors since 2017.

Experiences, skills and abilities
Financial sector, capital markets and other sectors
He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil.
Risk management
During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG
He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date.

Academic background
He holds a Bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master's degree in Engineering Science from Stanford University, California, U.S.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of Directors			Yes
Elective office held:		**Description of other positions held:**	
Other Directors		Non-executive Co-Chairman	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/23/2024	05/17/2024	Annual	11/28/2008

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
RUBENS FOGLI NETTO	255.989.658-36
Profession:	**Date of birth:**
Business Administrator	06/26/1978
Profissional experience:	
Rubens Fogli, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible for the Card Products and Requirements, Payment, Collection and Account Management Office. He has held several positions at the Itaú Unibanco Group, including Officer of Card Products, Digital Business, Cards and Acquiring Services and Joint Ventures with Retailers. Mr. Fogli Neto has also been a member of the Board of Directors at several companies of the Itaú Unibanco Group. He worked at important companies in the markets they operate, such as Citibank, Credicard, and Banco CCF Brasil. He holds a Bachelor's degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, an Executive MBA degree from Instituto Brasileiro de Mercado de Capitais (IBMEC), São Paulo, Brazil, and attended the Leadership Transition program from INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from MIT Sloan School of Management, Cambridge, Massachusetts, U.S.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/03/2022

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
SERGIO GUILLINET FAJERMAN	018.518.957-10
Profession:	**Date of birth:**
Economist	03/26/1972
Profissional experience:	
Sergio Guillinet Fajerman, a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel, Marketing and Communication department. He has held several positions at the Itaú Unibanco Group, including as Executive Officer from 2017 to 2021 and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office from 2010 to 2017. He holds a Bachelor's degree in Economics from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil, an MBA degree in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, an MBA degree from INSEAD, Fontainebleau, France, and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer (member of the Executive Committee)	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	03/02/2021

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
TATIANA GRECCO	167.629.258-63
Profession:	**Date of birth:**
Technologist in Civil Engineering	08/31/1973
Profissional experience:	
Tatiana Grecco, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital and Market and Liquidity Risk department. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors' portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at the Brazilian Financial and Capital Markets Association (ANBIMA) for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the capital management of the Conglomerate. She holds a Bachelor's degree in Civil Construction from Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified (CGA) by ANBIMA. Ms. executives who founded the Bloomberg Women's Buy-Side Network in Brazil and is a member of the global communities 100 Women in Finance and Women in ETFs.	

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	06/01/2017

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
VINICIUS SANTANA	286.045.658-92
Profession:	**Date of birth:**
Mathematician	03/23/1978

Profissional experience:
Vinícius Santana has been an Officer at the Itaú Unibanco Group since 2023. He is currently responsible for the Anti-Money Laundering/Counter Terrorism Financing Department (AML/CFT). He has been working without interruption on anti-money laundering and counter terrorism financing (AML/CFT) since 2002 and has held important positions in the public and private sectors. A Country Appraiser at the Financial Action Task Force (FATF/GAFI), Mr. Santana has worked for 11 years at COAF (Council for Financial Activities Control), nine of which as a Supervisor, including as an Alternate Officer of this body, and he held the positions of Head of AML/CFT at the Santander and Banco do Brasil Conglomerates from 2017 to 2023. He has already served as a Data Protection Officer (DPO) at Banco do Brasil, where he also served in many positions in the Commercial and AML/CFT departments. In 2006, he joined the Council for Financial Activities Control (COAF), and rejoined Banco do Brasil in 2017. He was an Effective Member of ENCCLA – National Anti-Corruption and Anti-Money Laundering Strategy from 2006 to 2021. At COAF, between 2010 and 2017, he was a member of many federal councils in Brazil, notably the National Council for Anti-Drug Policy and the Brazilian Intelligence System. Mr. Santana holds a Bachelor's degree in Mathematical Sciences from Universidade Estadual do Norte do Paraná (UENP), Paraná, Brazil; a Bachelor's degree in Law from Centro Universitário de Brasília (UniCEUB), Brasília, Brazil; a Postgraduate degree in Advanced Defense Studies from Escola Superior de Guerra (ESG); Specialist, AML/CFT from the U.S. Department of the Treasury; a Postgraduate degree in Money Laundering, Criminal Procedure; an MBA degree in Strategic Management, Business Administration from UNIFAEL; and an MBA degree in Risks and Compliance from Trevisan/Exame. Mr. Santana has been certified by many national and international bodies, notably the FBI, IMF, FINCEN, COAF, GAFI, GAFI Latin America, the World Bank, DEA, U.S. Department of Justice, ESG, ABIN (Brazilian Intelligence Agency), Armed Forces, among others. He was awarded the most prominent AML/CFT award in Brazil, the COAF Merit Diploma, in 2021, and has earned six military commendations.

Management body:

Management body:			Nominated by the Controlling stockholder:
Board of executive officers			No
Elective office held:		**Description of other positions held:**	
Others Officers		Officer	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	10/11/2023

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

7.4 Composition of committees

Administrator

Name:	Taxpayer ID (CPF):
ALEXANDRE DE BARROS	040.036.688-63
Profession:	**Date of birth:**
Engineer	09/06/1956

Profissional experience:
Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Vice President of the Technology department from 2011 to 2015, Executive Officer from 2005 to 2010, Senior Managing Officer from 2004 to 2005 and Managing Officer from 1994 to 2004. He has been an Alternate Member of Duratex's Board of Directors since 2020 and the Chairman of the IT and

Digital Innovation Committee since 2020, having been a specialist member since 2017. Mr. de Barros served as a Member of the Board of Directors of Serasa S.A. from 2003 to 2007, having acted as its Chairman from 2006 to 2007 and as a Member of the Board of Directors of Diagnósticos da América S.A. (DASA)from 2015 to 2023. He holds a Bachelor's degree in Aeronautics Infrastructure Engineering from Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA degree from New York University, New York, U.S.

Committees

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Audit Committee		Audit Committee A Statutory Audit Committee non adherent to CVM Instruction Nº 23/21	No
Position held:		**Description of other position held:**	
Member of the Committee (Efective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	06/16/2021

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
ALEXSANDRO BROEDEL	031.212.717-09
Profession:	**Date of birth:**
Accountant	10/05/1974
Profissional experience:	
Alexsandro Broedel, a member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the positions of Group Executive Finance Officer from 2015 to 2020 and Head of Investor Relations from 2017 to 2020 at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as Finance and Control Officer. Mr. Broedel has formerly served as a Commissioner at the Brazilian Securities and Exchange Commission (CVM). He is a full professor at FEA-USP, a member of the IFRS Foundation's Integrated Reporting and Connectivity Council, and a member of the Decision-Making Council at Fundo Garantidor de Créditos (FGC). He was a Trustee of the IFRS Foundation, a Board Member of the Value Reporting Foundation/SASB and a Board Member of the International Integrated Reporting Council (IIRC). He is responsible for the process of disclosing results and reports to the market, including the provision of environmental, social and climate information. He holds Bachelor's degrees in Accounting and Law and a Ph.D. in Accounting and Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, a post-graduate degree in Accounting and Finance from the London School of Economics (LSE) e is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.	

Committees

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Disclosure and Trading Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	04/24/2014

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
ALFREDO EGYDIO SETUBAL	014.414.218-07
Profession:	**Date of birth:**
Business Administrator	09/01/1958

Profissional experience:

Alfredo Egydio Setubal

Position and term of office
Non-executive Member of the Board of Directors since 2007.

Experiences, skills and abilities
Financial sector and capital markets
At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco.

ESG
He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC).

Academic background
He holds Bachelor's and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Committees

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Disclosure and Trading Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	04/24/2009

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Personnel Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	04/29/2015

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Nomination and Corporate Governance Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	06/24/2009

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Committee member (effective)		Chairman of the Environmental, Social and Climate Responsibility Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	01/31/2019

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
ÁLVARO FELIPE RIZZI RODRIGUES	166.644.028-07
Profession:	**Date of birth:**
Lawyer	03/28/1977
Profissional experience:	
Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the legal matters of the Wholesale Banking department i.e., investment banking, broker, treasury, wealth management services (management and administration of third-party funds, private banking, banking products for large and middle-market companies, allocated funds and onlending, international loans and foreign exchange), the Tax Legal Matters (advisory and litigation), Proprietary M&A Legal Matters and Corporate, International and Anti-Trust Legal Matters. He was previously responsible for the legal matters of the Retail Banking department (legal matters related to products and services of the retail banking: current account, payment account, cards, acquiring services, payroll, real estate loans, vehicle, consortia, insurance and pension plan) and for the Institutional Legal department (Corporate and Corporate Governance, Contracts, Equity, Intellectual Property and Corporate Paralegal Matters). He has also served as Officer of Itaú Foundation since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and subsequently as Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados. He holds a Bachelor's degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University's Law School, New York, U.S.	

Committees

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Disclosure and Trading Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	04/28/2022

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
ANA LÚCIA DE MATTOS BARRETTO VILLELA	066.530.828-06
Profession:	**Date of birth:**
Pedagogic	10/25/1973

Profissional experience:

Ana Lúcia de Mattos Barretto Villela (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018). She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors from 1996 to 2001.

She has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of Itaú's Personnel Committee since 2018; Member of Itaú's Nomination and Corporate Governance Committee since 2018; Member of the Environmental and Social and Climate Responsibility Committee since 2019 (formerly known as Social Responsibility Committee); Member of Itaúsa's Sustainability and Risks Committee since 2021; Vice Chairwoman of the Board of Trustees of the Itaú Foundation since 2020; Member of the Guidance Council of Itaú Social since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; Member of the Advisory Board of the Brincante Institute since 2001 and an Ashoka Fellow since 2010.

Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind's major challenges. Mrs. Villela is a Member of the Board of Participant, founded by the social entrepreneur Jeff Skoll, which is a leading organization in media and entertainment that inspires and engages its audience towards social change. She has also been a Member of the Stanford Down Syndrome Research Center's Advisory Board since January 2022 and of the UCLA Lab School's Board of Advisors since May 2022.

She was a Member of the Advisory Board of the Akatu Institute from 2013 to 2017; a Member of the Advisory Board of the organization Fairplay from 2015 to 2017; a Member of the Advisory Board of Conectas from 2003 to 2018; a Member of Dexco's Sustainability Committee from 2015 to 2018 and an Alternate Member of Dexco's Board of Directors from 2018 to 2020.

She holds a Bachelor's degree in Teaching with a major in School Administration and a Master's degree in Educational Psychology, both from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She also took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees		No

Position held:	Description of other position held:
Committee member (effective)	Member of the Personnel Committee

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	04/26/2018

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees	n/a	No

Position held:	Description of other position held:
Committee member (effective)	Member of the Nomination and Corporate Governance Committee

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	04/26/2018

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Environmental, Social and Climate Responsibility Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	01/31/2019

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
CANDIDO BOTELHO BRACHER	039.690.188-38
Profession:	**Date of birth:**
Business Administrator	12/05/1958

Profissional experience:

Candido Botelho Bracher

Position and term of office
Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003.

Experiences, skills and abilities.
Financial sector and capital markets
He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988.

Risk management
He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG
He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper.

Academic background
He holds a Bachelor's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees		No
Position held:	**Description of other position held:**	
Committee member (effective)	Member of the Nomination and Corporate Governance Committee	

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	09/29/2022

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees		No
Position held:	**Description of other position held:**	
Committee member (effective)	Member of the Capital and Risk Management Committee	

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	04/29/2021

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Compensation Committee		No
Position held:	**Description of other position held:**	
Committee member (effective)		

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	04/29/2021

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees		No
Position held:	**Description of other position held:**	
Committee member (effective)	Member of the Environmental, Social and Climate Responsibility Committee	

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	01/31/2019

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
CARLOS HENRIQUE DONEGÁ AIDAR	076.630.558-96
Profession:	**Date of birth:**
Economist	10/19/1965

Profissional experience:

Carlos Henrique Donegá Aidar, a member of the Partners Program, has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's parent company and consolidated financial statements; liaising with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under the IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad; and preparing the Conglomerate's Accounting Policies. He started his career at the Itaú Unibanco Group in 1986, and was a Controllership Officer from 2008 to 2014, being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to executive committees.

He holds a Bachelor's degree in Economics from Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil, and a Postgraduate degree in Finance from Universidade de São Paulo (USP), São Paulo, Brazil.

Committees

Type of committee:		Type of audit:		Nominated by the Controlling stockholder:
Other Committees				No
Position held:		**Description of other position held:**		
Committee member (effective)		Member of the Disclosure and Trading Committee		
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**	
04/25/2024	04/25/2024	Annual	04/29/2015	

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
FÁBIO COLLETTI BARBOSA	771.733.258-20
Profession:	**Date of birth:**
Business Administrator	10/03/1954
Profissional experience:	

Fábio Colletti Barbosa

Position and term of office
Independent Member of the Board of Directors since 2015.

Experiences, skills and abilities.
Financial sector, capital markets and other sectors
He has been the CEO of Natura & Co. since 2022. He has been a Member of the Boards of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander S.A. (Brazil) in 2011. Between 2007 and 2011, he was the President of the Brazilian Federation of Banks (FEBRABAN). He was also the CEO of Banco Santander S.A. between 2008 and 2010 and CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A.

ESG
Mr. Barbosa served as Chairman of the Board of Directors of the OSESP Foundation between 2012 and 2019 and of Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at the UN Foundation (U.S.) since 2011 and has been a Member of the Board of Directors of the Endeavor Institute Brazil since 2008. He was President of the Itaú Foundation. In 2017, he was recognized by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national debate. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Programme (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks.

Academic background
He holds a Bachelor's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also holds a MBA degree from the Institute for Management Development (IMD), Lausanne, Switzerland.

Committees

Type of committee:		Type of audit:		Nominated by the Controlling stockholder:
Other Committees				No
Position held:		**Description of other position held:**		
Committee member (effective)		Member of the Personnel Committee		
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**	
04/25/2024	04/25/2024	Annual	04/29/2015	

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		Description of other position held:	
Committee member (effective)		Chairman of the Related Parties Committee	
Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	05/25/2017

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		Description of other position held:	
Committee member (effective)		Member of the Nomination and Corporate Governance Committee	
Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	04/29/2015

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		Description of other position held:	
Chairman of the committee		Member of the Strategy Committee	
Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	04/29/2015

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		Description of other position held:	
Committee member (effective)		Member of the Environmental, Social and Climate Responsibility Committee	
Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	01/31/2019

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
FERNANDO BARÇANTE TOSTES MALTA	992.648.037-34
Profession:	Date of birth:
Systems Analyst	04/14/1968
Profissional experience:	
Fernando Barçante Tostes Malta (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including Executive Officer from 2015 to 2021. He has also served at the Internal Controls and Compliance Office since 2016, in charge of the Group's non-financial risks, of the E&S Risk Department, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units. He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016. Mr. Malta was also an Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations departments from 2013 to 2015. He was an	

Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013, a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011, and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009. He started his career in 1988, having held several positions. He also worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008. He was also an Alternate Member of the Board of Directors of Tecnologia Bancária S.A., a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A., a Member of the Board of Directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc. Mr. Malta was an Officer of the Anti-Money Laundering Council of the Brazilian Federation of Banks (FEBRABAN) in 2021. He holds a Bachelor's degree in Information Technology from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA degree from Fundação Dom Cabral, São Paulo, Brazil, extension course in Strategy from the Kellogg School of Management at Northwestern University, Illinois, U.S., and extension course in Bank Management from Swiss Finance Institute (SFI), Zurich, Switzerland.

Committees

Type of committee:	**Type of audit:**	**Nominated by the Controlling stockholder:**
Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21	No

Position held:	**Description of other position held:**
Committee member (effective)	

Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	06/01/2023

Conviction

Type of Conviction:	**Description of the conviction:**
n/a	n/a

Administrator

Name:	**Taxpayer ID (CPF):**
GERALDO JOSÉ CARBONE	952.589.818-00
Profession:	**Date of birth:**
Economist	08/02/1956

Profissional experience:
Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President from 2008 to 2011 and Member of Board of Directors from 2006 to 2008 and from 2017 to 2018. He has been a Managing Partner at G/xtrat Consultoria Econômica Ltda. and at GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO from 1997 to 2006, Vice Chairman of the Asset Management Division from 1994 to 1997 and Officer at the Economics Department and the Investment Research Unit in Brazil from 1991 to 1994 of Bank Boston, as well as Chief Economist at Bunge y Born from 1982 to 1987. He holds a Bachelor's degree in Economics from Universidade de São Paulo, São Paulo, Brazil.

Committees

Type of committee:	**Type of audit:**	**Nominated by the Controlling stockholder:**
Compensation Committee		No

Position held:	**Description of other position held:**
Committee member (effective)	

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	01/31/2019

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
JOÃO MOREIRA SALLES	295.520.008-58
Profession:	**Date of birth:**
Economist	04/11/1981
Profissional experience:	
João Moreira Salles (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He holds several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of its Board of Directors from 2015 to 2018. Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Member of the Board of Directors at Verallia, a glass packaging company listed in France, since 2019, and at Alpargatas S.A., where he had already been a Member of the Finance Committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor's degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master's degree in Economics from Columbia University GSAS and in Finance, also from the University of Columbia GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil.	

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:	
Other Committees		No	
Position held:	**Description of other position held:**		
Member of the committee (effective)	Strategy Committee		
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	05/25/2017

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:	
Compensation Committee		No	
Position held:	**Description of other position held:**		
Committee member (effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	04/29/2021

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
JOSÉ VIRGILIO VITA NETO	223.403.628-30
Profession:	**Date of birth:**
Lawyer	09/13/1978

Profissional experience:
José Virgilio Vita Neto, a member of the Partners Program, has been a Member of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN). He holds a Bachelor's degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master's degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S.

Committees

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Disclosure and Trading Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	01/18/2021

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
LUCIANA PIRES DIAS	251.151.348-02
Profession:	**Date of birth:**
Lawyer	01/13/1976
Profissional experience:	
Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Board of Directors of AMBEV S.A. since 2023. She was an Officer from 2011 to 2015 and Market Development Superintendent at Brazilian Exchange and Securities Commission (CVM) from 2007 to 2010. Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development (OCDE) from 2011 to 2015 and at the Latin-American Roundtable on Corporate Governance organized by OCDE from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006. She holds Bachelor's and Master's degrees and a Ph.D. in Business Law from Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from Stanford Law School, Stanford University, California, U.S.	

Committees

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Audit Committee		Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21	No
Position held:		**Description of other position held:**	
Committee member (effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	08/07/2020

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	036.221.618-50
Profession:	**Date of birth:**
Economist	06/23/1959
Profissional experience:	
Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member). Experiences, skills and abilities. Financial sector, capital markets and other sectors She has been an independent member of the Board of Directors since 2011 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021, and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012. Academic background She holds a Bachelor's degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.	

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21	No

Position held:		Description of other position held:	
Chairman of the Committee			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	01/02/2023

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:	
Other Committees		No	
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Related Parties Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	04/29/2021

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator:

Name:	Taxpayer ID (CPF):
PAULO ANTUNES VERAS	179.984.168-58
Profession:	**Date of birth:**
Engineer	09/01/1972

Profissional experience:

Paulo Antunes Veras

Position and term of office
Independent Member of the Board of Directors

Experiences, skills and abilities
He is currently a member of Itaú Unibanco's Personnel Committee. He was the founder and CEO of 99, the first Brazilian unicorn. He was officer and director of Endeavor, an NGO that promotes high-impact entrepreneurship. Until 2021, he was an independent member of the B2W Board of Directors. He is currently an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário. He is also a member of the Board of Directors of Digibee and Klubi.

Academic background
He holds a Bachelor's degree in Mechatronic Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He also has an MBA degree from INSEAD.

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:	
Other Committees		No	
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Personnel Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	04/25/2024

Conviction:

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
PEDRO LUIZ BODIN DE MORAES	548.346.867-87
Profession:	**Date of birth:**
Economist	07/13/1956
Profissional experience:	

Pedro Luiz Bodin de Moraes

Position and term of office
Independent Member of the Board of Directors since 2003.

Experiences, skills and abilities.
Financial sector and capital markets
He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the National Association of Investment Banks (ANBID) and Vice Chairman of the National Association of Credit, Financing and Investment Institutions (ACREFI) between 2004 and 2011. He was also a Professor of the Department of Economics of Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990.

Risk management
He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management enabled him to hold the chair of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and overseeing the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Monetary Policy Officer of the Central Bank of Brazil between 1991 and 1992, where he was responsible for managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing Brazilian international reserves and defining policies related to payment arrangements, clearing and settling houses and other infrastructures of the financial market.

ESG
He was an Officer of the National Bank for Economic and Social Development (BNDES) between 1990 and 1991, which is focused on carrying out the Federal Government's investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy by creating jobs and reducing social and regional inequalities.

Academic background
He holds a Bachelor's degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), São Paulo, Brazil. He also holds a Master's degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). He holds a Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees		No

Position held:	Description of other position held:
Chairman of the Committee	Chairman of the Capital and Risk Management Committee

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	06/24/2009

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees		No

Position held:	Description of other position held:
Committee member (effective)	Member of the Related Parties Committee

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	04/25/2013

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
PEDRO MOREIRA SALLES	551.222.567-72
Profession:	**Date of birth:**
Banker	10/20/1959
Profissional experience:	

Pedro Moreira Salles

Position and term of office
Non-executive Co-Chairman of the Board of Directors since 2017.

Experiences, skills and abilities
Financial sector, capital markets and other sectors
He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a member of the Board of Directors of Falconi Consultores Associados. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN).

ESG
He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage.

Academic background
He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S.

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees		No

Position held:	Description of other position held:
Chairman of the Committee	Chairman of the Nomination and Corporate Governance Committee

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	06/24/2009

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees		No

Position held:	Description of other position held:
Chairman of the Committee	Chairman of the Personnel Committee

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	06/24/2009

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Chairman of the Committee		Chairman of the Strategy Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	06/24/2009

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Environmental, Social and Climate Responsibility Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	01/31/2019

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
RENATO LULIA JACOB	118.058.578-00
Profession:	**Date of birth:**
Bank Clerk	05/10/1974
Profissional experience:	
Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group. Since 2020 he has been Group Head of Investor Relations and Market Intelligence and in April 2024, he also became responsible for the Corporate Strategy and Corporate Development. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 22 years, having held several positions, including CEO and Member of the Board of Directors at Itaú BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itaú Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor's degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from Wharton School of the University of Pennsylvania, Philadelphia, U.S.	

Committees

Type of committee:		Type of audit:	Nominated by the Controlling stockholder:
Other Committees			No
Position held:		**Description of other position held:**	
Chairman of the Committee		Chairman of the Disclosure and Trading Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	04/25/2019

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
RICARDO BALDIN	163.678.040-72
Profession:	**Date of birth:**
Accountant	07/14/1954
Profissional experience:	
Ricardo Baldin (Independent Member and Financial Specialist) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Officer, Internal Audit at Itaú Unibanco S.A. from 2009 to 2015. He has been the Audit Committee Coordinator of Alpargatas S.A. since 2018 and of Eneva S.A. since 2019, a Member of the Supervisory Council of Metalúrgica Gerdau S.A. since 2020, and a Member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021. He is currently a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Governance of Financial Institutions Committee at IBGC from 2021 to 2023, a Member of the Board of Directors and a Member of the Audit Committee of XP Investimentos S.A. from 2020 to 2021, a Member of the Audit Committee of Totvs S.A. in 2020, a Member of the Board of Directors and the Audit Committee Coordinator of Ecorodovias from 2018 to 2020, a Member of the Supervisory Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) from 2018 to 2019, a Member of the Audit Committee of the Interbank Payment Clearinghouse (CIP) in 2014 and of Tecnologia Bancária (TECBAN) in 2015 and the Audit Committee Coordinator of Redecard S.A. from 2013 to 2014. He was the Controllership, Technology and Internal Control and Risk Officer of the National Bank of Economic and Social Development (BNDES) from 2016 to 2017. Mr. Baldin has worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and also the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including assessing both the Ecuadorian Financial System and the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor's degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as from other entities, in addition to a number of internal courses at PwC.	

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:	
Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21	No	
Position held:		**Description of other position held:**	
Committee member (effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	06/16/2021

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
RICARDO VILLELA MARINO	252.398.288-90
Profession:	**Date of birth:**

Engineer	01/28/1974

Profissional experience:
Ricardo Villela Marino Position and term of office Non-executive Vice Chairman of the Board of Directors since 2020. Experiences, skills and abilities Financial sector and capital markets He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region and a member of the Board of Directors of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018 and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and the stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as Chairman of the Federation of Latin-American Banks (FELABAN) and was considered a Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011. Financial inclusion and entrepreneurship He is responsible for creating business models for the crypto market contributing to financial inclusion through digital assets. He is a consultant for Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of the PDR Institute, an organization aimed at investing and preparing new entrepreneurs focused on social academic transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Other Committees		No

Position held:	Description of other position held:
Committee member (effective)	Member of the Strategy Committee

Date of election:	Date of investiture:	Term of office:	Date of beginning of first term:
04/25/2024	04/25/2024	Annual	05/03/2010

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
ROBERTO EGYDIO SETUBAL	007.738.228-52
Profession:	**Date of birth:**
Engineer	10/13/1954

Profissional experience:
Roberto Egydio Setubal Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in

1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil.

Risk management

During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG

He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date.

Academic background

He holds a Bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master's degree in Engineering Science from Stanford University, California, U.S.

Committees

Type of committee:	**Type of audit:**	**Nominated by the Controlling stockholder:**	
Compensation Committee		No	
Position held:		**Description of other position held:**	
Chairman of the Committee			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	05/25/2017

Type of committee:	**Type of audit:**	**Nominated by the Controlling stockholder:**	
Other Committees		No	
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Capital and Risk Management Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	06/24/2009

Type of committee:	**Type of audit:**	**Nominated by the Controlling stockholder:**	
Other Committees		No	
Position held:		**Description of other position held:**	
Committee member (effective)		Member of the Strategy Committee	
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	04/25/2024	Annual	06/24/2009

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

Administrator

Name:	Taxpayer ID (CPF):
ROGÉRIO CARVALHO BRAGA	625.816.948-15
Profession:	**Date of birth:**
Lawyer	01/30/1956
Profissional experience:	
Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021 and is a Member of the Board of Directors of Banco Itaú Chile (formerly named Itaú CorpBanca). He has held several positions at the Itaú Unibanco Group, including Officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor's degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree from Pepperdine University, Malibu, California, U.S.	

Committees

Type of committee:	Type of audit:	Nominated by the Controlling stockholder:
Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 23/21	No

Position held:	Description of other position held:		
Committee member (effective)			
Date of election:	**Date of investiture:**	**Term of office:**	**Date of beginning of first term:**
04/25/2024	05/20/2024	Annual	06/16/2021

Conviction

Type of Conviction:	Description of the conviction:
n/a	n/a

7.5 Family relationships

Due to the structure of the table in the system, we present the information for this item in item 7.8.

7.6 Subordination, service provision or control Relations

Due to the structure of the table in the system, we present the information for this item in item 7.8.

7.7. Describe the provisions in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from compensation for damage caused to third parties or the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their duties

The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O) aimed at compensating management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuits, administrative proceedings or arbitration procedures, or due to the disregard of legal identity related to the activities of the Issuer or its subsidiaries, as well as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to non-compliance with laws or rules. The risks excluded from this insurance policy are claims arising from willful misconduct or gross negligence equivalent to

willful misconduct performed by a management member, or any third party to the benefit of that member. The current policy establishes a maximum compensation limit of US$150 million, subject to specific sub-limits and deductibles for each item covered.

Taking into consideration the publication of CVM Guidance Opinion No. 38 of September 25, 2018 regarding compensation agreements entered into by publicly-held companies and their management members, the Extraordinary General Stockholders' Meeting held on April 28, 2020 approved the inclusion of items 5.3 and 5.3.1 in the Bylaws to formalize the possibility of the Issuer's contracting civil liability insurance or, also, entering into a compensation agreement in favor of its management members, the management members of its controlled companies, employees who hold a management position at the Issuer or its controlled companies, as well as those individuals who are formally appointed to hold management positions in other entities.

The Issuer may enter into a compensation commitment with the members of the Board of Directors, Board of Officers, Audit Committee and Compensation Committee, as well as with any employees who hold a supervisor position at the Issuer or its exclusively controlled companies and those individuals who are formally appointed by the Issuer to hold management positions in other companies or entities (collectively, "Beneficiaries"), for the purpose of compensating expenses arising from claims, inquiries, investigations, arbitration procedures and administrative or legal proceedings, in Brazil or in any other jurisdiction aimed at holding the insured Beneficiary liable for the regular performance of their management duties, until the later of the date of the following events: (i) the lapse of the period required for a final and unappealable decision on any proceeding related to the Beneficiary's length of service at the Issuer to which the Beneficiary is a party; or (ii) the lapse of the statute of limitations set forth by law for events that may result in compensation obligations for the Issuer.

To avoid conflicts of interest, the reimbursement of any and all expenses must be reviewed and approved by the Issuer's Audit Committee, a body consisting entirely of independent members, in accordance with the regulations of the National Monetary Council, which is the proper body to assess whether the expenses can be reimbursed by the Issuer. Accordingly, the Audit Committee will assess whether the Beneficiary's act falls under any of the exclusionary circumstances provided for in the Compensation Commitment, namely: (i) the performed act was not part of the Beneficiary's duties; (ii) there is proven bad faith, willful misconduct, gross negligence or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. In the cases where the Beneficiary is a member of Itaú Unibanco's Audit Committee, any compensation payments resulting from proceedings filed against such Beneficiary must be submitted to, reviewed, and approved by the Issuer's Related Parties Committee, a body consisting exclusively of independent Board members. Additionally, Beneficiaries who may benefit from the resolution or discussion on the payment of expenses will be barred from attending the meetings of the Audit Committee or Related Parties Committee, as applicable, held to resolve on or discuss such payments.

Finally, the Issuer clarifies that the Beneficiaries will not be entitled to receive compensation whenever it is related to the proven performance of unlawful acts and when any of the following events demonstrably occur: (i) the performed act was not part of the Beneficiary's duties; (ii) there is proven bad faith, willful misconduct, gross negligence or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco.

7.8. Provide other information that the issuer deems relevant

Additional information on item 7.1 "d"

i. total number of members, grouped by self-declared gender identity

ii. total number of members, grouped by self-declared identity of color or race

Note: The "prefer not to answer" category includes employees who did not answer the self-declaration and those who answered the "prefer not to answer" option.

The data for the Board of Directors is based on 31.12.2023.

The data provided in the table above regarding the members of the Board of Directors are as of May 17, 2024.

iii. total number of members grouped by other diversity attributes that the issuer deems relevant

No information about other diversity attributes.

Additional information on item 7.3

1. Total number of meetings held per body in 2023:

Body	Meetings
Board of Directors	20
Fiscal Council	5
Audit Committee	62*
Disclosure and Trading Committee	4
Strategy Committee	4
Capital and Risk Management Committee	12
Nomination and Corporate Governance Committee	2
Related Parties Committee	17
Personnel Committee	5
Compensation Committee	6
Environmental, Social and Climate Responsibility Committee	3

(*) The Audit Committee met on 62 days and held a total of 324 meetings in 2023.

2. Independence criterion for the Members of the Board of Directors and Audit Committee:

The members of the Board of Directors Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras e Pedro Luiz Bodin de Moraes are deemed independent in accordance with Article 140, paragraph 2 of Brazilian Corporate Law, and Article 5 and subsequent articles of Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (CVM).

All members of the Audit Committee are deemed independent, in accordance with the applicable regulation and under the terms and conditions provided for in the Bylaws and they may not: **a)** be, or have been, in the past (12) twelve months: **(i)** an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **(ii)** an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **(iii)** a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or **(iv)** a member of the supervisory council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **b)** be a spouse, a partner or relative in a direct or a collateral line or by affinity, up to twice removed, of the persons mentioned in items "a", "(i)" and "(iii)"; and **c)** hold positions, in particular in advisory councils, boards of directors or supervisory councils in companies that may be considered competitors in the market or generate a conflict of interest.

3. Type of Audit Committee:

We clarify that, in accordance with Article 22, paragraph 2, of Law No. 6,385/76, the Audit Committee complies with Resolution No. 4,910/21 of the National Monetary Council, which is why it is not compliant with CVM Resolution No. 23/21 (former CVM Instruction No. 308/99).

4. Politically exposed persons:

With respect to the members of the Board of Directors, the Board of Officers, the Supervisory Board and other committees, we did not identify any politically exposed persons.

5. Additional Information:

We inform you that those elected at the Annual General Stockholders' Meeting held on April 23, 2024 and the meeting of the Board of Directors held on April 25, 2024 were sworn in on May 17, 2024 and May 20, 2024 respectively. We inform you that the investiture of those elected at the meeting of the Board of Directors held on May 23, 2024 is pending the approval of their election by the Central Bank of Brazil.

6. We present below the hierarchical relationship between the above mentioned Bodies:


General Stockholders' Meeting
Fiscal Council
Board of Directors
Executive Committee
Board of Officers
Disclosure and Trading Committee
Committees
Audit
Personnel
Related Parties
Nomination and Corporate Governance
Risk and Capital Management
Strategy
Environmental, Social and Climate Responsibility
Compensation
LATAM Strategy Council
Internal Audit(*)
Independent Audit
Advisory council
Statutory committees
Non-statutory committees
(*) The Internal Audit reports administratively to the Board of Directors, and its technical supervision is the responsibility of the Audit Committee.

Other additional information:

a) With respect to the general stockholders meetings held over the past three (3) years, we inform:

Year	Types of Meetings	Date/Time	Quorum
2024	Annual and Extraordinary	April 23, 2024 – 11 a.m. and 11:10 a.m.	92.18% of the common shares and 46.93% of the preferred shares
2023	Annual	April 25, 2023 – 11 a.m.	92.14% of the common shares and 42.87% of the preferred shares
2022	Annual	April 26, 2022 – 11 a.m.	92.09% of the common shares and 41.35% of the preferred shares
2022	Extraordinary	April 26, 2022 – 11 a.m.	92.09% of the common shares and 41.35% of the preferred shares
2021	Annual and Extraordinary	April 27, 2021 – 11 a.m. and 11:10 a.m.	91.96% of the common shares and 31.67% of the preferred shares
2021	Extraordinary	January 31, 2021 – 11 a.m.	More than 90% of the common shares

b) Audit Committee:

The Audit Committee has autonomy to define and contract training activities.

The Audit Committee defines, from time to time, the needs for training identified as significant for its performance. Once a need is identified, the Committee engages training services to meet such specific need for this department or its members.

Another training component of the Audit Committee, for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

In 2023 Committee members underwent Anti Money Laundering (AML) and Anti-Corruption training sessions.

c) Relationship between the Audit Committee, Executive Board of Officers and the Co-Chairpersons of the Board of Directors

Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.

Throughout 2021, 2022 and 2023, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit department, and on a quarterly basis with the Risks (Compliance, Operational Risk, Anti-Money Laundering and Corporate Security) departments, to monitor the outcomes of the work carried out by these departments, as well as semiannual meetings to monitor the operation of Itaú in Chile and its branches and at least annual meetings to monitor other foreign units.

Also during these years, the Audit Committee held meetings with the following departments: Finance, Business Unit Individuals/Companies, Wholesale Banking, Technology, Personnel, Global Markets & Treasury, Wealth Management Services (WMS), Operations Services and IGA, Credit Risk/ Modeling/ Market/ Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman's Office, as well as with those responsible for a number of businesses of the Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in Latin America and Northern hemisphere (the U.S., the Caribbean and Europe).

Since 2021 the Audit Committee has held private meetings at least on a quarterly basis with the CEO of Itaú Unibanco Holding S.A. It has continued to hold, likewise for a number of years, joint meetings with the Co-chairpersons of the Board of Directors and the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the follow-up of previously submitted recommendations.

d) Relationship between the Audit Committee, the Board of Directors and the Supervisory Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the meetings held in the period. On a semiannual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation by the external auditor, internal auditor and Operational Risk department, which is also responsible for internal controls.

The Audit Committee holds meetings at least on a quarterly basis with the members of the Supervisory Council of Itaú Unibanco Holding SA., in which it submits its findings on the consolidated financial statements of Itaú Unibanco Holding S.A., for the year ended in December of each fiscal year or other topics of interest to the Supervisory Council.

e) Relationship between the Board of Directors and the Supervisory Council

The Supervisory Council attends the Board of Directors' meeting in which the Issuer's annual financial statements are examined (therefore, once a year).

f) Relationship between the Supervisory Council and the Board of Officers

The Supervisory Council meets the Board of Officers of Itaú Unibanco Holding S.A., when the Issuer's financial statements are submitted (therefore, four times a year).

g) Relationship between the Board of Directors and the Investor Relations Office

The main channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, as it is composed of members of the Board of Directors, Executive Committee and the Board of Officers. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the latter, such as:

• Management Report, Form 20-F, Reference Form and Integrated Annual Report;
• Amendments to and creation of new policies;
• Opinions on the performance of marketable securities of Itaú Unibanco and best practices from market players, including investors, credit and ESG* rating agencies, corporate governance, analysts and trade associations;
• Share bonus and share splits;
• Trading analysis of those who adhered to the Policy for Trading Itaú Unibanco Holding S.A. Securities.

The Itaú Unibanco's Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its controlled companies.

* Environmental, Social and Corporate Governance

h) In 2023, we developed the following training programs:

Itaú Unibanco provides training activities and forwards corporate communications to management members and employees on the policies, procedures and practices related to the Integrity and Ethics Program. At least every two years, the training activities of the trail of the Integrity and Ethics Program are reviewed and updated, in which the following topics are addressed:

1) Ethics and Compliance: It guides on principles of conduct in business, relationships and cases of discrimination and harassment in the workplace. It also establishes the practices that must be observed by everyone at the organization to comply with internal and external rules and laws, aimed at the proper governance of the organization.

2) Anti-corruption: It establishes the standards of conduct in business with public and private bodies, the whistleblowing channel, and alerts to the risks and consequences of this wrongdoing.

3) Client relations: It outlines the responsibilities of the departments in client and user relations in order to do business based on good corporate conducts and the Bank's sustainable development.

4) Anti-Money Laundering: It outlines suspicious acts and situations that may characterize money laundering and terrorism financing and the actions required to prevent this risk.

5) Information Security: It outlines important information security tips for employees, flagging situations that place information security at Itaú Unibanco at risk.

6) Supplier relations: It outlines the organizational principles and values guiding supplier relations and showcases the responsibilities of employees in these relations.

7) General Personal Data Protection Law (LGPD): This is the Brazilian data protection law aimed at outlining a set of guidelines for the collection, handling, storage and sharing of personal data, as established by law.

Among other duties, the Corporate Compliance Office (DCC) monitors and reports on the key indicator of this training activities. Accordingly, on the base date of December 2023, 95.4% of employees were up to date with the program's training requirements, considering the 2022-2024 cycle.

Members of the Board of Directors were trained in 2022 on Anti-Money Laundering, terrorism financing and proliferation of weapons of mass destruction and Anti-Corruption. It is worth noting that training for this audience is also updated every two years, with the upcoming training activities scheduled for 2024.

Furthermore, conglomerate's employees and management members are required to sign, annually and electronically, the term of adherence to the Integrity and Ethics Program, comprising both the Code of Ethics and Conduct and the Integrity and Ethics Policies. 96% of employees and management members had signed the aforementioned document as of the base date of December 2023.

i) In 2023, the volume of grievances received by the Internal Ombudsman's Office maintained the growth trend seen in previous years. In the year, occurrences increased 29% (a 17% growth in guidance and a 37% growth in complaints) compared to 2022.

As we continue our institutional campaigns and affirmative actions that strengthen our culture and positioning on the topics of diversity and respect within the Organization, this increase in complaints demonstrates the creation of an environment in which employees are increasingly at ease expressing themselves, helping promote psychological safety.

Internal Ombudsman's Office	2021	2022	2023
Contacts and complaints handled in the year			
Total guidance actions conducted	865	1,170	1,366
Total complaints received in the year	1,344	1,667	2,285
Total complaints handled in the year	1,346	1,657	2,247
Cases that are considered to have grounds – %	44%	35%	34%
Total employees reported	1,520	1,779	2,208

j) Supporting documentation for meetings of the Board of Directors:

The members of the Board of Directors receive, at least five (5) days before the meeting whenever possible, supporting documents for the topics that will be discussed, so that each Member may be properly aware of these topics and be prepared for a productive cooperation in these debates.

k) Information related to the evaluation process of the Board of Directors, Committees and Board of Officers is described in item 7.1b.

Additional Information to item 7.5.

a) Issuer's management:

• Alfredo Egydio Setubal (Member of the Board of Directors) is Roberto Egydio Setubal´s brother (Co-chairman of the Board of Directors).

• João Moreira Salles (Member of the Board of Directors) is Pedro Moreira Salles' son (Co-chairman of the Board of Directors).

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino's cousin (Vice Chairman of the Board of Directors).

b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer:

- None.

c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brother Fernando Roberto Moreira Salles, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, are members of the issuer's controlling group.

d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies:

• Pedro Moreira Salles (Co-Chairman of the Board of Directors) together with his brother Fernando Roberto Moreira Salles, participate in the management of the controlling companies IUPAR - Itaú Unibanco Participações S.A. and Cia. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors) together with his father Pedro Moreira Salles (Co-Chairman of the Board of Directors), participate in the management of the controlling company IUPAR - Itaú Unibanco Participações S.A.;

• The brothers Roberto Egydio Setubal (Co-Chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with their brother Ricardo Egydio Setubal with his brother Ricardo Egydio Setubal, participate in the management of the controlling companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ricardo Villela Marino (Vice-Chairman of the Board of Directors) together with his brother Rodolfo Villela Marino, participate in the management of the parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice-Chairman of the Board of Directors) together with his mother Maria de Lourdes Egydio Villela and brother brother Rodolfo Villela Marino, participate in the management of the controlling company Rudric Ith Participações Ltda. Ltda., and Rodolfo Villela Marino is also a director of the controlling company Companhia Esa;

• Ana Lúcia de Mattos Barretto Villela (membro do CA) em conjunto com seu irmão Alfredo Egydio Arruda Villela Filho, participam da administração da sociedade controladora Itaúsa S.A., sendo que Ana Lúcia de Mattos Barretto Villela também é administradora da sociedade controladora IUPAR – Itaú Unibanco Participações S.A.;

• Alfredo Egydio Setubal (member of the Board of Directors) together with his brother Ricardo Egydio Setubal, participate in the management of the parent company Companhia Esa.

Additional Information to item 7.6.

7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and:

a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Direct or indirect controller of the issuer:

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people:

None.

8. Management compensation

8.1. Describe the policy or practice for the compensation of the board of directors, statutory and non-statutory board of officers, supervisory council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

a. the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be consulted on the web

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with the applicable regulation and best local and international practices, as well as at ensuring consistency with our risk management policy.

Formally reviewed and approved on February 29, 2024 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices so as to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders' interests. The Compensation and Clawback Policy (Compensation Policy) guidelines will also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to specific local laws and markets, at the discretion of the personnel department.

In 2024, the Extraordinary General Stockholders' Meeting approved the updating of the Stock Grant Plan (Stock Grant Plan) in order to consolidate general rules on long-term incentive programs involving stock grants to management members and employees of the Company and its direct and indirect controlled, in accordance with CVM Instruction No. 81/22. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer's management members as target audiences, are: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 8. The Stock Grant Plan is available on: https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Grant Plan.

In order to further increase the transparency of our compensation model, in 2020 we started to disclose a document that consolidates the main practices and principles underlying the payment of our management members' compensation, as described in item 8.4. This document, referred to as the Management Members' Compensation Policy, discloses to the general public our compensation model bases and is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Management Members' Compensation and Clawback Policy.

Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer's shares equivalent to ten times the CEO's annual fixed compensation and to five times the annual fixed compensation of other members. By December 31, 2023, the CEO and the majority of the Executive Committee members complied with the minimum ownership requirement, which must be met in up to five years after members take office.

For 2024, the requirement remains unchanged. The new members of the Executive Committee and the CEO have a period of five years to comply with this requirement.

The Issuer also has a Stock Option Granting Plan (Stock Option Plan) for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS.

For further information on the Stock Option Plan, please see subitems 8.4, 8.5, 8.6, 8.7 and 8.8. The Personnel Committee is responsible for making institutional decisions and overseeing the implementation and operation of the Stock Option Plan.

For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on the website https://www.itau.com.br/investor.relations > Results and reports > Regulatory reports > CVM > Reference Form. For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements.

b. the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating:

i. the issuer's bodies and committees that take part in the decision-making process, identifying how they do so

We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include:

Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.	Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual Stockholders' Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include:

i.i In relation to the Stock Option Plan:

a. being responsible for institutional decisions and overseeing their implementation and operation; and

b. approving grants of Simple Options.

i.ii. In relation to the Partners Program:

a. being responsible for the rules related to the appointment and removal of beneficiaries.

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through:

· commissioning salary surveys conducted by specialized consultants;

· participating in surveys conducted by other banks; and

· participating in specialized forums on compensation and benefits.

iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors assesses the adequacy of the Issuer's compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

c. composition of compensation, indicating:

i. description of the different compensation elements, including, in relation to each of them:

- objectives and alignment to the Issuer's short, medium and long term interests
- the proportion of each element to total compensation in the past three years
- its calculation and adjustment methodology
- main performance indicators taken into consideration, including ESG indicators, if applicable

ii. reasons that justify the composition of compensation

iii. any members not compensated by the Issuer and the reason for this

i. description of the different compensation elements, including, in relation to each of them:

Composition of the annual compensation of members of the Board of Directors, Board Officers, Fiscal Council Board and Audit Committee

Board of Directors (1) (2) (3)

Fixed monthly compensation

Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting

Annual fixed compensation

Stock-based compensation approved at the Annual General Stockholders' Meeting

Annual variable compensation

Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders' Meeting

Board of Officers (2)

Fixed monthly compensation

Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting

Benefits plan

Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance

Annual variable compensation

Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders' Meeting

Fiscal Council

Fixed monthly compensation

Fees in cash approved at the Annual General Meeting

Audit Committee (3) (4)

Fixed monthly compensation

Fees in cash set by the Board of Directors

1. If the member of the Board of Directors is also a member of the Executive Board of Itaú Unibanco or its subsidiaries, their compensation will follow the remuneration model for Board Officers. Management who are also members of our statutory and non-statutory committees or of our subsidiaries or affiliates are remunerated for their functions in the bodies or executive areas in which they work. As a rule, they do not receive remuneration for participating in these committees. The non-management member of the Compensation Committee receives compensation for carrying out his duties on that Committee
2. The maximum amounts of remuneration are determined by the limits imposed by article 152 of the Companies Act.
3. Members of the Board of Directors receive benefits if they have previously been officers of the Company, and members of the Audit Committee may receive benefits.
4. If members of the Audit Committee are also members of the Board of Directors, the remuneration policy for the Board is adopted.

- objectives and alignment to the Issuer's short, medium and long term interests

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer establishes a Partners Program intended to align risk management in the short, medium and long-terms, as well as align the interests of program's

participants with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, as they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term.

- the proportion of each element to total compensation in the past three years

Body	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2023	22%	16%	60%	1%
	2022	24%	18%	56%	2%
	2021	25%	20%	53%	2%
Board of Officers	2023	9%	0%	89%	1%
	2022	9%	0%	90%	1%
	2021	8%	0%	91%	1%
Supervisory Council	2023	100%	0%	0%	0%
	2022	100%	0%	0%	0%
	2021	100%	0%	0%	0%
Audit Committee	2023	100%	0%	0%	0%
	2022	100%	0%	0%	0%
	2021	100%	0%	0%	0%

- Its calculation and adjustment methodology

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

Board of Directors: the compensation to members of the Board of Directors is in line with market practices and takes into account the members' *curricula vitae*, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid among these members, including from that paid to the former in relation to the members of the Board of Officers. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is in line with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer.

c) **Annual variable compensation in shares:** for variable stock-based compensation paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition.

b) **Annual variable compensation[1]**



The annual variable compensation takes into account three main factors:
Performance of the officer
The result of the applicable business area
Financial results of the company

(1) Within the limits established by legislation, the compensation of the Officers in charge of internal control and risk departments is not related to the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to the impact arising from the Company's results.

b) i. Distribution of annual variable compensation(2):



Regarding the annual variable compensation:
30%
is paid in cash on demand
ITUB4
70%
is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year

(2) In accordance with Resolution No. 3,921 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred.

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:

Delivery of preferred shares



They are awarded in the year following the performance year to which they refer.
Of the total amount granted, one third is paid out each year for a period of three years.
ITUB4
Performance year
Year of concession
Year 1
Year 2
Year 3
Delivery years
ITUB4
To calculate the value of the shares used in the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.
From the grant date to the vesting dates, an amount equivalent to the dividends and interest on own capital will be paid through the payroll of the shares delivered, on each vesting date, adjusted by the rate of return of the Financial Deposit Certificate (CDI).
These installments may be reduced or not paid due to any significant reduction in our recurring net income or negative result in the applicable Business area in the deferral period, except when the reduction or negative result results from extraordinary, unforeseeable events external to the Itaú Unibanco conglomerate, which also affect other financial institutions and are not related to the actions or omissions of the managers. The Remuneration Committee may decide to apply "Malus" even in these cases.

Supervisory Council: Supervisory Council members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Supervisory Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: Audit Committee members are paid only a monthly fixed compensation amount and may be entitled to receive benefits. For those Audit Committee members who are also members of the Board of Directors, the compensation policy of the Board of Directors is adopted.

i. main performance indicators taken into consideration, including ESG indicators, if applicable:

i) Board of Directors

The fixed compensation of the Board of Directors is not impacted by performance indicators.

To ensure compatibility with long-term value creation, the payment of variable stock-based compensation to members of the Board of Directors takes into account Itaú Unibanco Holding's results, and may be adjusted by the Compensation Committee.

ii) Officers

The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities for the year discussed together with the officer who is being evaluated.

Performance metrics


Officers
The principal evaluation process is carried out annually and takes into account what has been defined as a priority for the year
Manager Evaluation
Together with the manager, the priorities for the year are defined. These priorities are monitored throughout the year and evaluated at the end. To support the evaluation, managers receive financial and market information, if applicable.
Rapporteur
It is a process for evaluating behaviors and main deliveries, in addition to defining the career moment, in order to bring supplementary elements to the executive's evaluation.
Evaluation Committee
Collegiate discussion to validate the manager's assessment and the career path proposed in the Report. This Committee can also discuss development and succession recommendations

c) ii - reasons that justify the composition of the compensation

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer establishes a Partners Program intended to align risk management in the short, medium and long terms, as well as to align the interests of the program's members with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term.

c) iii - existence of members not compensated by the Issuer and the reason for this

There are no members who are not compensated.

d. the existence of compensation supported by direct or indirect subsidiaries, controlled companies or controlling stockholders

The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.19), and the amounts indicated in this item 8 already include the total compensation paid by the Issuer and its controlled companies.

e. the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer's stockholding control

There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer's discretion.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

Total compensation expected for 2024 - Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	13.00	35.33	6.00	54.33
Number of members who are compensated	13.00	35.33	6.00	54.33
Annual fixed compensation, comprising:				
Salary or management fees	21,240,510	69,702,375	1,147,027	92,089,912
Direct and indirect benefits	396,789	2,344,200	n/a	2,740,989
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	14,901,445	0	0	14,901,445
Annual variable compensation, comprising:				
Bonus	n/a	n/a	n/a	n/a
Profit sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**627,802**	**6,066,652**	**0**	**6,694,454**
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation, including options	**47,883,453**	**516,836,773**	**n/a**	**564,720,226**
Total compensation	**85,049,999**	**594,950,000**	**1,147,027**	**681,147,026**

Other Information:

The 2024 Annual General Stockholders' Meeting approved an overall compensation amount of R$680 million for the members of the Board of Directors, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the Annual General Stockholders' Meeting approved a monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. As mentioned in item 8.1 and shown in the table above, the annual variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts approved by stockholders at the Annual General Stockholders' Meeting.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

	Fiscal year 2023 – Annual amounts			
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.00	30.50	6.00	48.50
Number of members who are compensated	12.00	30.50	6.00	48.50
Annual fixed compensation, comprising:				
Salary or management fees	15,572,500	51,888,881	1,116,733	68,578,114
Direct and indirect benefits	382,757	2,089,919	n/a	2,471,676
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	11,400,000	0	0	11,400,000
Annual variable compensation, comprising:				
Bonus	n/a	n/a	n/a	n/a
Profit sharing	9,276,641	119,658,399	0	128,935,040
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**605,362**	**5,539,971**	**0**	**6,145,333**
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation, including options	**32,248,889**	**374,753,288**	n/a	**407,002,177**
Total compensation	**69,486,149**	**553,929,458**	**1,116,733**	**624,532,340**

Other Information:

The 2023 Annual General Stockholders' Meeting approved an overall compensation amount of R$570 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the Annual General Stockholders' Meeting approved a monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. As mentioned in item 8.1 and shown in the table above, the annual variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$5,790,512 and Board of Officers, R$18,161,622 For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

	Fiscal year 2022 – Annual amounts			
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.00	26.50	6.00	44.50
Number of members who are compensated	12.00	26.50	6.00	44.50
Annual fixed compensation, comprising:				
Salary or management fees	15,240,000	41,605,167	968,000	57,813,167
Direct and indirect benefits	330,590	1,716,674	n/a	2,047,264
Compensation for participation in committees	n/a	n/a	n/a	0,00
Other (special fees)	11,400,00	0	0	11,400,00
Annual variable compensation, comprising:				
Bonus	n/a	n/a	n/a	n/a
Profit sharing	5,826,673	90,356,567	n/a	96,183,240
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a

Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**660,194**	**4,034,059**	**0**	**4,694,253**
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation, including options	**28,954,997**	**307,823,425**	n/a	**336,778,422**
Total compensation	**62,412,455**	**445,535,892**	**968,000**	**508,916,346**

Other Information:

The 2022 Annual General Stockholders' Meeting approved an overall compensation amount of R$500 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the Annual General Stockholders' Meeting approved a monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. As mentioned in item 8.1 and shown in the table above, the annual variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$5,201,038 and Board of Officers, R$16,812,675. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

	Fiscal year 2021 – Annual amounts			
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.17	25.25	6.00	43.42
Number of members who are compensated	12.17	25.25	6.00	43.42
Annual fixed compensation, comprising:				
Salary or management fees	14,412,833	34,536,961	756,000	49,705,794
Direct and indirect benefits	411,163	1,534,057	n/a	1,945,220
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	11,700,000	0	0	11,700,000
Annual variable compensation, comprising:				
Bonus	n/a	n/a	n/a	n/a
Profit sharing	5,310,830	81,568,377	n/a	86,879,207
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**685,905**	**3,017,469**	**0**	**3,703,374**
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation, including options	**25,629,194**	**298,610,655**	n/a	**324,239,849**
Total compensation	**58,149,925**	**419,267,519**	**756,000**	**478,173,444**

Other Information:

The 2021 Annual General Stockholders' Meeting approved an overall compensation amount of R$450 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively assigned or paid. For the Supervisory Council, the Annual General Stockholders' Meeting approved a monthly individual compensation of R$15,000 for effective members and of R$6,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. As mentioned in item 8.1 and shown in the table above, the annual variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$4,778,137 and Board of Officers, R$16,604,654. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

8. The information about the Board of Directors, the statutory board of officers and the Supervisory Council take into account the date of election/removal of each of its members. Therefore, and to maintain the standard of information, we have changed the tables reported for the base year 2021.

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

Expected for 2024 R$, unless otherwise indicated

		Board of Directors	Statutory Board of Officers	Supervisory Council	Total
a)	body				
b)	total number of members (people)	13.00	35.33	6.00	54.33
c)	number of members who are compensated	13.00	35.33	6.00	54.33
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	38,306,763	413,469,418	n/a	451,776,181
	ii maximum amount provided for in the compensation plan	47,883,453	516,836,773	n/a	564,720,226
	iii amount provided for in the compensation plan should the targets established be achieved	47,883,453	516,836,773	n/a	564,720,226
	iv amount effectively recognized in profit or loss for the fiscal year	n/a	n/a	n/a	n/a
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	(2)	(2)	n/a	(2)
	ii maximum amount provided for in the compensation plan	(2)	(2)	n/a	(2)
	iii amount provided for in the compensation plan should the targets established be achieved	(2)	(2)	n/a	(2)
	iv amount effectively	(2)	(2)	n/a	(2)

	recognized in profit or loss for the fiscal year				

Notes:

1. As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item isn't zeroed.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 38,306,763; d ii 47,883,453; d iii 47,883,453 d iv n/a.

Board of Officers: e i 413,469,418; e ii 516,836,773; e iii 516,836,773; e iv n/a.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

For 2023 R$, unless otherwise indicated

a)	body	**Board of Directors**	**Statutory Board of Officers**	**Supervisory Council**	**Total**
b)	total number of members (people)	12.00	30.50	6.00	48.5
c)	number of members who are compensated	12.00	30.50	6.00	48.5
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	33,203,360	343,863,532	n/a	377,066,892
	ii maximum amount provided for in the compensation plan	41,504,200	429,829,415	n/a	471,333,615
	iii amount provided for in the compensation plan should the targets established be achieved	41,504,200	429,829,415	n/a	471,333,615
	iv amount effectively recognized in profit or loss for the fiscal year	32,248,889	374,753,288	n/a	407,002,177
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	7,421,313	95,726,719	n/a	103,148,032
	ii maximum amount provided for in the compensation plan	11,131,969	143,590,079	n/a	154,722,048
	iii amount provided for in the compensation plan should the targets established be	9,276,641	119,658,399	n/a	128,935,040

	iv achieved amount effectively recognized in profit or loss for the fiscal year	9,276,641	119,658,399	n/a	128,935,040

Notes:

1. As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item isn't zeroed.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 33,203,360; d ii 41,504,200; d iii 41,504,200; d iv 32,248,889.

Board of Officers: e i 343,863,532.; e ii 429,829,415; e iii 429,829,415; e iv 374,753,288.

Supervisory Council: n/a.

2. "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

For 2022 R$, unless otherwise indicated

a)	body	**Board of Directors**	**Statutory Board of Officers**	**Supervisory Council**	**Total**
b)	total number of members (people)	12.00	26.50	6.00	44.5
c)	number of members who are compensated	12.00	26.50	6.00	44.5
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	36,075,041	308,406,858	n/a	344,481,899
	ii maximum amount provided for in the compensation plan	45,093,801	385,508,573	n/a	430,602,374
	iii amount provided for in the compensation plan should the targets established be achieved	45,093,801	385,508,573	n/a	430,602,374
	iv amount effectively recognized in profit or loss for the fiscal year	28,954,997	307,823,425	n/a	336,778,422
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	4,661,339	72,285,254	n/a	76,946,593
	ii maximum amount provided for in the compensation plan	6,992,008	108,427,880	n/a	115,419,888
	iii amount provided for in the compensation plan	5,826,673	90,356,567	n/a	96,183,240

	should the targets established be achieved				
	iv amount effectively recognized in profit or loss for the fiscal year	5,826,673	90,356,567	n/a	96,183,240

Notes:

1. As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item isn't zeroed.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 36,075,041; d ii 45,093,801; d iii 45,093,801; d iv 28,954,997.

Board of Officers: e i 308,406,858; e ii 385,508,573; e iii 385,508,573; e iv 307,823,425.

Supervisory Council: n/a.

2. "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

For 2021 R$, unless otherwise indicated

		Board of Directors	Statutory Board of Officers	Supervisory Council	Total
a)	body				
b)	total number of members (people)	12.17	25.25	6.00	43.42
c)	number of members who are compensated	12.17	25.25	6.00	43.42
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	25,754,000	199,667,000	n/a	225,421,000
	ii maximum amount provided for in the compensation plan	42,923,000	332,778,000	n/a	375,701,000
	iii amount provided for in the compensation plan should the targets established be achieved	42,923,000	332,778,000	n/a	375,701,000
	iv amount effectively recognized in profit or loss for the fiscal year	25,629,194	296,610,655	n/a	324,239,849
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	4,248,664	65,254,701	n/a	69,503,365
	ii maximum amount provided for in the	6,372,996	97,882,052	n/a	104,255,048

	compensation plan				
iii	amount provided for in the compensation plan should the targets established be achieved	5,310,830	81,568,377	n/a	86,879,207
iv	amount effectively recognized in profit or loss for the fiscal year	5,310,830	81,568,377	n/a	86,879,207

Notes:

1. As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item isn't zeroed.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 25,754,000; d ii 42,923,000; d iii 42,923,000; d iv 25,629,194.

Board of Officers: e i 199,667.000; e ii 332,778,000; e iii 332,778,000; e iv 298,610,655.

Supervisory Council: n/a.

2. "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.4 With respect to the stock-based compensation plan for the board of directors and statutory board of officers in effect last fiscal year and expected for the current year, please describe:

a. General terms and conditions

Clarifications – how to disclose the information

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Granting Plan (Stock Option Plan), as described below:

(1) Compensation Policy – stock-based compensation

Annual fixed compensation in shares:

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and curriculum vitae of members, in addition to market conditions and other factors that may be agreed between the members of the Board of Directors and the Itaú Unibanco Conglomerate.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão (B3) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.

The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period.

Annual variable compensation in shares:



Delivery of preferred shares
They are awarded in the year following the performance year to which they refer.
Of the total amount granted, one third is paid out each year for a period of three years.
ITUB4
Performance year
Year of concession
Year 1
Year 2
Year 3
Delivery years
ITUB4
To calculate the value of the shares used in the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.
From the grant date to the vesting dates, an amount equivalent to the dividends and interest on own capital will be paid through the payroll of the shares delivered, on each vesting date, adjusted by the rate of return of the Financial Deposit Certificate (CDI).
These installments may be reduced or not paid due to any significant reduction in our recurring net income or negative result in the applicable Business area in the deferral period, except when the reduction or negative result results from extraordinary, unforeseeable events external to the Itaú Unibanco conglomerate, which also affect other financial institutions and are not related to the actions or omissions of the managers. The Remuneration Committee may decide to apply "Malus" even in these cases.

(2) Partners Program

Aimed at aligning the interests of our officers and employees with those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks.

This program is aimed at officers and employees who have a history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners of the holding company and partners. The main differences are presented below:



Partners of the Holding Company
Participants may be elected to the category of Partner of the Holding Company or Partner and both of them will be eligible to receive shares as a return on the investment made through the Program (Matching).
Partners
Indefinite term of office
Eligible to sucessive reappointments
Obligation to invest from 50% to 100% of net variable compensation.
Three-year term of office
Eligible to sucessive reappointments
Obligation to invest from 35% to 70% of net variable compensation.

Partners Program

Participants of the Partners Program must use part of the annual variable compensation to purchase preferred shares (ITUB4).


NET VARIABLE COMPENSATION
ITUB4
This investment must be retained for:
30% 3 years
70% 5 years
Holding Partners
50% 3 years
50% 5 years
Partners

Matching

Holding partners and partners are eligible to receive shares as a return on the investment made through the Program(Matching).


ITUB4
AVAILABLE FOR SALE
100%
Grant year
Year 1
Year 2
Year 3
Year 4
Year 5
DELIVERY YEAR
ITUB4
DELIVERY YEAR
ITUB4

Delivery

Of the total granted: 30% vests in the 3rd year and 70% vests in the 5 year after the ward **(for Holding Partners)**

50% vests in the 3rd year and 50% vests in the 5th year after the award **(for Partners)**

Shares received will remain unavailable for sale for a five-year term as from each investment in shares.

The Partners Program may also consider others instruments derived from shares, in addition to the shares

The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the Matching paid by the company, which is delivered in preferred shares (ITUB4)

To calculate the acquisition price of Shares, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

Since 2021, in order to make the program more comprehensive and competitive, the number of vacancies was extended.

Additionally, with a view to increasing liquidity for the participants, the partners shares are not available for sale for a maximum period of five years and not eight years like in previous years.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of the price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate participants of this program into the Conglomerate's development process in the medium and long terms.

Our Personnel Committee manages the Stock Option Plan, including aspects such as strike prices, vesting periods and terms of the options, in accordance with the rules provided for in the Plan.

The options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends.

No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS.

For further information on the Stock Option Plan, please see the Investor Relations website:

https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Stock Option Plan.

b. Date of approval and body in charge

The Company's Stock Grant Plan is managed by the Compensation Committee and was approved by Extraordinary General Stockholders' Meeting of Itaú Unibanco Holding S.A. on April 26, 2022.

c. Maximum number of shares covered

In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used for compensation, in accordance with Resolution No. 3,921 of the National Monetary Council (CMN), including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted every year may not exceed the limit of 0.5% of all of the Issuer's shares that the stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the subsequent seven (7) fiscal years.

d. Maximum number of options to be granted

The same as item c) above.

e. Conditions for the acquisition of shares

Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid upon the delivery of the shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Partners Program: if they hold the ownership of these Own Shares, free of any liens or encumbrances or other suspensive conditions provided for in the Program Regulation for three and five-year terms as from the initial investment, the return on the investment will be through the receipt of Partners Shares also for three and five-year terms.

Stock Option Plan: shares are purchased as a result of exercising an option granted in accordance with the rules of the Stock Option Plan, provided that the vesting period has elapsed (see subitem "g"

below), upon the payment of the strike price (see subitem "f" below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (see subitem "k" below).

f. Criteria for setting the purchase or exercise price

Stock-based compensation: to calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão (B3) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.

Partners Program: to calculate the acquisition price of Own Shares, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão (B3) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Own Shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon the granting of the option and will be determined as follows:

The option strike price is established based on the average price of the Issuer's preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the General Market Price Index (IGP-M) or, in its absence, an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3.

g. Criteria for setting the purchase or exercise period

Variable stock-based compensation: not applicable, since there is no exercise of options but rather a delivery of shares.

Partners Program: not applicable, since there is no exercise of options but rather a delivery of shares.

Stock Option Plan: options may only be exercised after the vesting period and outside the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon their issue and may last from one to seven years from the year of their issue. As a rule, the vesting period determined by the Committee is five (5) years.

h. Settlement method

Stock-based compensation: settlement occurs through the delivery of shares after the deferral periods.

Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program.

Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee.

i. Restrictions on the transfer of shares

Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions on the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date.

Partners Program: after receiving the Partners Shares within three and five years after the initial investment date, these shares will become unavailable for a period of five years from the initial investment date.

Stock Option Plan: the availability of shares subscribed by Beneficiaries by means of the exercise of the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee when they are granted. Therefore, the percentage of the shares that must remain unavailable, as well as the period of this unavailability, will be defined by this Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised.

j. Criteria and events that, when verified, will cause the suspension, change or termination of the plan

Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon approval by the Compensation Committee and the Board of Directors.

Partners Program: Partners Shares yet to be received may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval by the Compensation Committee or the Personnel Committee.

Stock Option Plan: the Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders' Meeting.

Additionally, in December 2023 the Company adopted the Clawback policy (as an attachment to the Management Members' Compensation Policy), which consists of recovering compensation amounts granted or paid in excess to Officers identified as the policy target audience in the event of any restatement of the financial results. The Clawback Policy applies to all Long-Term Incentive programs, and is available on the Investor Relations website (www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Management Members' Compensation and Clawback Policy.

k. Effects of the withdrawal of a management member from the issuer's bodies on their rights provided for in the stock-based compensation plan

Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the maintenance of these shares.

Partners Program: the general rule when a member leaves is the termination of the Partners Shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the maintenance of these shares.

Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are removed from their office will have their options expired automatically. Management members' stock options will expire on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position at the Itaú Unibanco Conglomerate.

Additionally, subject to the criteria established in the internal regulation, the Personnel Committee may determine the non-expiration of the options.

8.5. with respect to the stock-based compensation as stock options of the board of directors and statutory board of officers recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. weighted average strike price of each of the following option groups:

i. outstanding at the beginning of the year

ii. lost and expired during the year

iii. exercised during the year

e. potential dilution in the case of exercise of all outstanding options.

Granting of stock options is not scheduled nor any stock options were granted in the current year or in the past three years. The last granting of stock options was made in 2012, which were last exercised in 2019. Therefore, there were no stock options outstanding, lost and/or expired or exercised in the past three years.

8.6. With respect to each granting of stock options to the board of directors and statutory board of officers for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. grant date

e. number of options granted

f. term for the options to become exercisable

g. maximum term to exercise the options

h. term of restriction on the transfer of shares received from the exercise of options

i. fair value of the options on the grant date

j. multiplication of the number of shares granted by the fair value of the options on the grant date

No stock options were granted in the past three years and granting of stock options is not scheduled for the current year. The last granting of stock options was made in 2012.

8.7 With respect to the outstanding options of the board of directors and statutory board of officers at the end of the previous year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. with respect to the options not yet exercisable: i. number; ii. date on which the options will become exercisable; iii. maximum term to exercise the options; iv. term of restriction to the transfer of shares; v. weighted average strike price for the year; vi. fair value of the options in the last day of the year

e. with respect to the options exercisable: i. number; ii. maximum term to exercise the options; iii. term of restriction to the transfer of shares; iv. weighted average strike price for the year; v. fair value of the options in the last day of the year

f. fair value of the total options in the last day of the year

No stock options were outstanding in the past three years, since the last granting of stock options was made in 2012, which were last exercised and matured in 2019.

8.8. With respect to the options exercised relating to the stock-based compensation of the board of directors and statutory board of officers for the past three years, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. number of shares

e. weighted average strike price

f. weighted average market price of shares relating to the options exercised

g. multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of shares relating to the options exercised

No stock options were exercised in the past three years, since the last granting of stock options was made in 2012, which were last exercised in 2019.

8.9. With respect to the stock-based compensation of the Board of Directors and Statutory Board of Officers, as shares to be directly delivered to the beneficiaries, recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

Expected for the current fiscal year 2024 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	13.00	35.33	48.33
number of members who are compensated	13.00	35.33	48.33
potential dilution in the case of granting all options to beneficiaries	0.031%	0.414%	

Fiscal year 2023 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.00	30.50	42.50
number of members who are compensated	12.00	30.50	42.50
potential dilution in the case of granting all options to beneficiaries	0.033%	0.291%	

Fiscal year 2022 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.00	26.50	38.50
number of members who are compensated	12.00	26.50	38.50
potential dilution in the case of granting all options to beneficiaries	0.035%	0.261%	

Fiscal year 2021 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.17	25.25	37.42
number of members who are compensated	12.17	25.25	37.42
potential dilution in the case of granting all options to beneficiaries	0,020%	0.119%	

8.10. With respect to each granting of shares to the Board of Directors and Statutory Board of Officers for the past three years and to that expected for the current year, please prepare a table containing:

Expected for the current fiscal year 2024 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	13.00		35.33	
number of members who are compensated	13.00		35.33	
grant date	05/04/2024	03/01/2025	03/01/2025	03/01/2025
number of shares granted	459,071	1,475,153	7,533,433	8,388,834
maximum term to deliver the shares	05/31/2025	1/3 p.y	(1)	1/3 p.y
term of restriction on the transfer of shares	No restriction	No restriction	After 5 years	No restriction
fair value of the shares on the grant date	R$32.46	R$32.46	R$32.46	R$32.46
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$14,901,445	R$47,883,466	R$244,535,235	R$272,301,552

(1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

Fiscal year 2023 – Annual amounts

Body	Board of Directors		Statutory Board of Officers	
total number of members	12.00		30.50	
number of members who are compensated	12.00		30.50	
grant date	05/04/2023	03/01/2024	03/01/2024	03/01/2024
number of shares granted	502,901	993,495	6,020,987	5,900,459
maximum term to deliver the shares	05/31/2024	1/3 p.y	(1)	1/3 p.y
term of restriction on the transfer of shares	No restriction	No restriction	After 5 years	No restriction
fair value of the shares on the grant date	R$22.66	R$32.46	R$32.46	R$32.46
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$11,395,737	R$32,248,848	R$195,441,238	R$191,528,899

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).

Fiscal year 2022 – Annual amounts				
Body	Board of Directors		Statutory Board of Officers	
total number of members	12.00		26.50	
number of members who are compensated	12.00		26.50	
grant date	05/04/2022	03/01/2023	03/01/2023	03/01/2023
number of shares granted	502,901	1,126,214	6,029,022	6,180,472
maximum term to deliver the shares	05/31/2023	1/3 p.y	(1)	1/3 p.y
term of restriction on the transfer of shares	No restriction	No restriction	After 5 years	No restriction
fair value of the shares on the grant date	R$22.66	R$25.71	R$25.71	R$25.71
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$11,395,737	R$28,954,962	R$155,006,156	R$158,899,935

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).

Fiscal year 2021 – Annual amounts				
Body	Board of Directors		Statutory Board of Officers	
total number of members	12.17		25.25	
number of members who are compensated	12.17		25.25	
grant date	05/03/2021	03/01/2022	03/01/2022	03/01/2022
number of shares granted	472,155	1,029,692	6,307,494	5,905,316
maximum term to deliver the shares	05/31/2022	1/3 p.y	(1)	1/3 p.y
term of restriction on the transfer of shares	No restriction	No restriction	After 5 years	No restriction
fair value of the shares on the grant date	R$27.49	R$24.78	R$24.78	R$24.78
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$12,979,541	R$25,515,768	R$156,299,701	R$146,333,730

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants

provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).

8.11. With respect to the shares delivered relating to the stock-based compensation of the Board of Directors and Statutory Board of Officers for the past three years, please prepare a table containing:

Fiscal year 2023 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.00	30.50
number of members who are compensated	12.00	30.50
number of shares	1,326,606	3,464,811
weighted average acquisition price	R$ 25.98	R$ 25.98
weighted average market price of shares acquired	R$ 25.79	R$ 25.00
multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	R$ 252,055.14	R$ 3,395,515.78

Fiscal year 2022 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.00	26.50
number of members who are compensated	12.00	26.50
number of shares	1,849,933	3,407,200
weighted average acquisition price	R$ 21.77	R$ 21.77
weighted average market price of shares acquired	R$ 23.75	R$ 25.47
Multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- R$ 3,662,867.34	-R$ 12,606,640.00

Fiscal year 2021 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.17	25.25
number of members who are compensated	12.17	25.25
number of shares	1,640,711	3,262,848
weighted average acquisition price	R$ 21.77	R$ 21.77
weighted average market price of shares acquired	R$ 22.99	R$ 20.41
multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- R$ 2,001,667.42	R$ 4,437,473.28

8.12. Provide a brief description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as an explanation of the pricing model for the share and option price, indicating, at least:

a. pricing model

• **Options**: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the "Backward Induction method", from the knots of the maturity to the starting point.

• **Stock-based compensation**: to calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão (B3) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.

• **Partners Program:** to calculate the acquisition price of Own Shares, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão (B3) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Own Shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

b. data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

• **Options**: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The assumptions used are described as follows:

• **Price of the underlying asset:** the price of the Issuer´s preferred shares used for the calculation is the closing price on B3 on the calculation base date;

• **Strike price:** the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price;

• **Expected volatility:** calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer's preferred share, released by B3, adjusted by the IGP-M variation;

• **Dividend rate:** is the average annual return rate in the past three years of Paid Dividends, plus the Interest on Capital of the Issuer's preferred share;

• **Risk-Free Interest Rate:** the risk-free rate used is the IGP-M coupon rate, up to the option expiration date;

• **Option expiration date:** it will be established by the Personnel Committee upon the option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and

• **Option vesting period:** the vesting period of each stock option series will be established by the Personnel Committee on the issue date, and this period may vary from one to seven years as from the issue date.

• **Stock-based compensation:** not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value.

• **Partners Program:** not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value.

c. method used and assumptions made to absorb the expected early exercise effects

Options: the option pricing uses the Binomial tree and takes into account the options vesting period. The vesting period of each series will be established by the Personnel Committee on the issue date, which may vary from one to seven years as from the grant date. As a rule, the vesting period determined by the Committee is five (5) years. After the end of the vesting period, the option can be exercised at any time until the option expiration date.

Variable stock-based compensation: not applicable because it is not an option and there is no early exercise.

Partners Program: not applicable because it is not an option and there is no early exercise.

d. method to determine expected volatility

Options: expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer's preferred share, adjusted by the IGP-M.

Variable stock-based compensation: not applicable because it is not an option and the market price is quoted at grant for the shares.

Partners Program: not applicable because it is not an option and the market price is quoted at grant for the shares.

e. if any other characteristic of the option was included in its fair value measurement

Options: the historical series is adjusted for splits, bonuses and reverse splits, among others.

Variable stock-based compensation: not applicable because it is not an option.

Partners Program: not applicable because it is not an option.

8.13. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body.

Base-date: 12/31/2023

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)		
		Shares			Shares			Shares			Shares			Shares		
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	4,555,703,908	23,204,798	4,578,908,706	12,516	7,579,467	7,591,983	-	12,812,352	12,812,352	155,816	2,704,094	2,859,910	-	2,139,701	2,139,701
Parent Companies	Companhia E.Johnston de Participações	6,548,000	13,096,000	19,644,000	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	2,226,627,962	-	2,226,627,962	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa S.A.	2,254,344,447	1,210,281,991	3,464,626,438	536	6,332,410	6,332,946	120	13,521	13,641	-	417,152	417,152	-	9,864	9,864
	IUPAR - Itaú Unibanco Participações S.A.	710,454,184	350,942,273	1,061,396,457	-	-	-	-	-	-	-	-	-	-	-	-
Under common control (5)	Alpargatas S.A.	148,274,505	52,179,140	200,453,645	-	-	-	-	-	-	-	-	-	-	-	-
	Dexco S.A.	331,741,511	-	331,741,511	-	-	-	-	-	-	27,000	-	27,000	-	-	-

Note: The shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Resolution No. 44/21; (2) except for those included in item "Parent Companies"; (3) except for those included in item "Parent Companies" and "Board of Directors"; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties; (5) Includes companies that are directly controlled by Itaúsa S.A., the Issuer's controlling shareholder.

8.14. With respect to the pension plans in effect granted to the members of the Board of Directors and Statutory Board of Officers, please supply the following information in a table format:

a)	Body	**Board of Directors**			**Statutory Board of Officers**		
b)	number of members	3	1	1	10	8	17
c)	number of members who are compensated	3	1	1	10	8	17
d)	plan's name	ITAUBANCO CD	Futuro Inteligente	Flexprev PGBL	ITAUBANCO CD	Futuro Inteligente	Flexprev PGBL
e)	number of management members that are eligible for retirement	2	1	1	6	3	6
f)	conditions for early retirement	50 years old	50 years old	50 years old	50 years old	50 years old	50 years old
g)	adjusted amount of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members	R$ 55,670,695	R$ 6,316,023	R$ 1.071,265	R$ 35,713,910	R$ 22,882,450	R$ 12,621,963
h)	total accumulated amount of contributions made last year, less the portion related to the contributions made directly by management members	R$ 491,362		R$ 114,000	R$ 1,512,105	R$ 1,822,767	R$ 2.205.100
i)	whether there is the possibility of early redemption and what the conditions are	No	No	No	No	No	No

Note:

1. The number of members who are compensated of each body (letter "c") corresponds to the number of management members who are active participants of the pension plans.

8.15. In a table, please indicate, for the past three years, with respect to the Board of Directors, Statutory Board of Officers and Supervisory Council:

Year ended		December 31, 2023		
a)	Body	Board of Directors	Board of Officers	Supervisory Council
b)	number of members	12.00	30.50	6.00
c)	number of members who are compensated	12.00	30.50	6.00
d)	amount of the highest individual compensation	R$ 18,509,021	R$ 67,705,174	R$ 264,000
e)	amount of the lowest individual compensation	R$ 2,522,283	R$ 3,305,003	R$ 108,000
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 5,790,512	R$ 18,161,622	R$ 186,122

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended		December 31, 2022		
a)	Body	Board of Directors	Board of Officers	Supervisory Council
b)	number of members	12.00	26.50	6.00
c)	number of members who are compensated	12.00	26.50	6.00
d)	amount of the highest individual compensation	R$ 15,648,000	R$ 59,188,000	R$ 236,000
e)	amount of the lowest individual compensation	R$ 2,442,000	R$ 3,758,000	R$ 96,000
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 5,201,038	R$ 16,812,675	R$ 161,333

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended		December 31, 2021		
a)	Body	Board of Directors	Board of Officers	Supervisory Council
b)	number of members	12.17	25.25	6.00
c)	number of members who are compensated	12.17	25.25	6.00
d)	amount of the highest individual compensation	R$ 14,256,000	R$ 52,966,000	R$ 180,000
e)	amount of the lowest individual compensation	R$ 2,392,000	R$ 3,150,000	R$ 72,000

f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 4,778,137	R$ 16,604,654	R$ 126,000

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

8.16. Describe any contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, of the annual proportion amount, and of keeping some benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

8.17. With respect to the past three years and to that expected for the current fiscal year, please indicate the percentage of total compensation of each body recognized in the Issuer's profit or loss related to members of the board of directors, statutory board of officers or supervisory council that are parties related to the direct or indirect controlling stockholders, as determined by the accounting rules that address this matter

Year	2024		
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	77%	0%	0%

Year	2023		
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	77%	0%	0%

Year	2022		
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	74%	0%	0%

Year	2021		
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	73%	0%	0%

8.18. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in the Issuer's profit or loss as compensation of the members of the board of directors, statutory board of officers or supervisory council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

As mentioned in item 8.1 of this document, members of the Board of Directors, Statutory Board of Officers and Supervisory Council are not compensated for participating in statutory and non-statutory committees of subsidiaries or affiliates.

8.19. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in profit or loss of the Issuer's direct or indirect parent companies, companies under common control and subsidiaries as compensation of the members of the Issuer's Board of Directors, Statutory Board of Officers or Supervisory Council, grouped by body, specifying the reason such amounts were paid to these people

The amounts specified in the tables below were attributed to fixed monthly compensation, benefits and annual variable compensation.

Expected for the current fiscal year		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	412,679,345	-	412,679,345
Companies under common control	-	-	-	-

2023		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	392,711,307	-	392,711,307
Companies under common control	-	-	-	-

2022		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	359,587,399	-	359,587,399
Companies under common control	-	-	-	-

2021		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	342,916,318	-	342,916,318
Companies under common control	-	-	-	-

8.20. Supply other information that the issuer may deem relevant

As of the base year 2021, the amount of the annual compensation does not include social charges, in accordance with the guidance in CVM/SEP/CIRCULAR LETTER No. 1/2021. The annual

compensation assigned to management members for fiscal year 2020 takes into account the social charges (INSS), as previously disclosed to the market.

9.1 and 9.2 Regarding the independent auditors, please indicate:

Auditor's Brazilian Securities and Exchange Commission ("CVM") Code	2879
Corporate name	Pricewaterhousecoopers Auditores Independentes Ltda.
Auditor Type	Legal
Corporate Taxpayer's Registry (CNPJ) number	61.562.112/0001-20
Service engagement date	03/30/2023
Initial date of service provision	01/01/2023
End date of service	
Description of services engaged	1. Auditing our annual consolidated financial statements, reviewing our quarterly financial statements, as well as auditing and reviewing the financial statements of our subsidiaries, services relating to the issuance of comfort letters in securities offerings, issuance of reports required by regulatory agencies, and auditing internal controls relating to the requirements of the Sarbanes-Oxley Act; 2. Independent assurance work on internal controls, including certain services provided to clients; sustainability report, MD&A report (Management Discussion & Analysis) and Integrated Annual Report; certain commitments undertaken with regulators; compliance with financial covenants and Accounting Evaluation Reports; 3. Review of tax calculations and assessment and adherence to tax regulations; 4. Acquisition of technical materials.
Total amount of the fees of the independent auditors separated by service	The remuneration of the independent auditors for the last fiscal year, ending on December 31, 2023 corresponds to the amount of R$ 84,897 thousand, which includes the amounts referring to audit and audit-related services R$ 83,903 thousand and other services R$ 994 thousand.
Justification for replacement	Not applicable, since there was no replacement of the independent auditor
Any reasons presented by the auditor contrasting with the Issuer's justification for their replacement	Not applicable, since there was no replacement of the independent auditor

9.3. If the auditors or people related to them, according to the rules of independence of the Federal Accounting Council, have been engaged by the issuer or people of its economic group, to provide services other than audit services, please describe the policy or procedures adopted by the Issuer to avoid the existence of a conflict of interest or loss of independence or objectivity of its independent auditors

The policy adopted by us and our controlled companies when engaging non-audit services from our independent auditors is based on the applicable regulation and internationally accepted principles that preserve the auditors' independence and consists of:

(a) the auditor must not audit their own work;

(b) the auditor must not perform management duties at their client; and

(c) the auditor must not promote the interests of their client.

9.4. Supply other information that the issuer may deem relevant

The policy adopted by Itaú Unibanco Holding's Audit Committee to avoid conflicts of interest or loss of independence or objectivity of its independent auditors is aimed at ensuring that the independence principles have been observed when the services were contracted and provided, including their approval upon contracting. These responsibilities are formalized in the Audit Committee Regulations and in corporate policies

Additional information on items 9.1/9.2

With respect to the service period - The service contracting date will be retroactive to January 1 of the year in question, corresponding to the beginning of the legal relationship between the Parties.

With respect to the service period of the technician in charge – The contracting will be in force until the end of the audit service and the issuance of the respective reports related to the base date December 31 of the year in question.

10. Human Resources

10.1. Describe the Issuer's human resources, supplying the following information:

a. number of employees, total and by groups, based on the activity performed, the geographic location and diversity indicators, which, within each hierarchical level of the Issuer, cover:

Number of employees by gender statement:	female	male	nonbinary	others	prefer not to answer
leadership	964	1,158	3	0	11,477
not leadership	3,642	3,506	59	0	69,080
total = 89,899	4,606	4,664	62	0	80,557

Number of employees by color or race declaration:	yellow	white	black	grizzly	indigenous	others	prefer not to answer
leadership	550	10,974	381	1,611	11	0	75
not leadership	2,017	49,367	5,330	18,633	138	0	802
total = 89,899	2,567	60,341	5,711	20,244	149	0	877

Number of employees by position and age group:	Under 30 years old	From 30 to 50 years old	Over 50 years old
leadership	815	11,443	1,344
not leadership	31,052	41,437	3,798
total = 89,899	31,867	52,880	5,142

Number of employees by position and geographic location and geographic location:	North	Northeast	Center-West	Southeast	South	Exterior
leadership	126	487	373	11,085	800	11
not leadership	1,131	4,046	2,733	63,020	5,357	0
total = 89,899	1,257	4,533	3,106	74,825	6,157	11

Number of employees by geographic location and gender:	female	male	nonbinary	others	prefer not to answer
North	19	22	0	0	1,216
Northeast	97	122	1	0	4,313
Center-West	49	86	0	0	2,971
Southeast	4,265	4,240	61	0	66,259
South	176	193	0	0	5,788
Exterior	0	1	0	0	10
total = 89,899	4,606	4,664	62	0	80,557

Number of employees by geographic location and color or race:	yellow	white	black	grizzly	indigenous	others	prefer not to answer
North	37	453	71	677	6	0	13
Northeast	126	2,060	377	1,907	14	0	49
Center-West	140	1,592	188	1,146	5	0	35
Southeast	2,193	51,109	4,940	15,751	113	0	719
South	71	5,116	135	763	11	0	61
Exterior	0	11	0	0	0	0	0
total = 89,899	2,567	60,341	5,711	20,244	149	0	877

Number of employees s by geographic location and age group:	Under 30 years old	From 30 to 50 years old	Over 50 years old
North	541	664	52
Northeast	1,366	2,770	397
Center-West	1,229	1,709	168
Southeast	26,132	44,538	4,155
South	2,599	3,196	362
Exterior	0	3	8
total = 89,899	31,867	52,880	5,142

b) Number of outsourced employees (total, by groups broken down into activities performed and geographical location)

Outsourced workers (by activity)	December 31,		
	2023	2022	2021
Surveillance [3]		21,884	22,356
Cleaning [3]	11,882	6,270	3,402
Maintenance [3]		4,033	7,387
IT	2,875	4,774	4,581
Logistics/Mail room	4,141	5,448	6,391
Sales representatives [2]	-	-	-
Legal services	6,326	3,423	-
Other [1]	10,815	5,183	2,134
Call Center [4]	13,747	17,373	21,244
Debt collection offices [4]		345	2,980
Total	**49,786**	**68,733**	**70,475**

(1) Including Facilities, HR Services, and Temporary labor.

(2) This is no longer reported as of July/2021, as it does not fit into the activity, does not have a labor option, is considered a partner of the bank and not as suppliers.

(3) Unified categories

(4) Unified categories

Outsourced workers (by region)	December 31,		
	2023	2022	2021
South	5,736	5,319	7,304
Southeast	27,702	36,130	39,421
Central-west	2,153	2,489	3,148
Northeast	12,278	11,857	14,116
North	1,499	1,291	1,877
Not identified	418	11,647	4,609
Total	**49,786**	**68,733**	**70,475**

c) Turnover rate

The turnover rate is the ratio between the total number of dismissals and the average number of active employees in a given period (sum of active employees at the beginning and end of the period divided by two). There was an increase of 0.3 p.p. in the turnover rate.

Employee turnover

	2021	2022	2023
Total turnover rate	15.6%	14.6%	14.9%
Voluntary turnover	7.7%	5.5%	3.7%
Involuntary turnover	7.9%	9.1%	11.2%

Note: voluntary dismissal refers to when the initiative comes from the employee, and involuntary dismissal is when the initiative comes from the employer.

10.2 Comment on any relevant changes that have occurred with respect to the figures disclosed in item 10.1 above

We had 95,702 employees as of December 31, 2023 compared to 101,094 employees as of December 31, 2022.

The following tables show the total number of employees as of December 31, 2023, 2022 and 2021, segmented by region (Brazil and abroad) and operating unit:

Employees (Brazil and abroad)	As of December 31, 2023	2022	2021	Variation 2023-2022		2022-2021	
In Brazil	85,855	89,147	87,341	(3,292)	(3.7)%	1,806	2.1%
Abroad	9,847	11,947	12,257	(2.100)	(17.6)%	(310)	(2.5)%
Argentina[1]	12	1,486	1,554	(1,474)	(99.2)%	(68)	(4.4)%
Chile	4,653	5,237	5,214	(584)	(11.2)%	23	0.4%
Colombia	2,178	2,395	2,691	(217)	(9.1)%	(296)	(11.0)%
Uruguay	1,242	1,118	1,079	124	11.1%	39	3.6%
Paraguay	1,192	1,155	1,007	37	3.2%	148	14.7%
Europe	256	241	226	15	6.2%	15	6.6%
Other	314	315	486	(1)	(0,3%)	(171)	(35.2)%
Total	**95,702**	**101,094**	**99,598**	**(5,392)**	**(5.3)%**	**1,496**	**1.5%**

1) We continue to serve local and regional corporate clients, as well as individuals from the wealth and private banking segments, through our international units and the representative office of Itaú Unibanco S.A. in Argentina.

Employees (by operating unit)	As of December 31, 2023	2022 (3)	2021 (3)	Variation 2023-2022		2022-2021	
Whosale	19,509	21,542	20,520	(2,033)	(9.4)%	1,022	5,0%
Retail	53,406	56,048	56,755	(2,642)	(4.7)%	(707)	(1.2)%
Technology [1]	15,569	15,642	14,397	(73)	(0.5)%	1,245	8.6%
Support Areas [2]	7,218	7,862	7,926	(644)	(8.2)%	(64)	(0.8)%
Total	**95,702**	**101,094**	**99,598**	**(5,392)**	**(5.3)%**	**1,496**	**1.5%**

1) Includes 2.460 ZUP employees

2) Includes: Human Resources, Audit, Corporation, Finance, Operations, Risks and Markenting

3) 2022 and 2021 acording to organizational restructuring

10.3. Describe the issuer's employee compensation policies and practices, informing:

a. Salary and variable compensation policy

We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from independent specialized consulting firms, participation in surveys carried out by other banks, and participation in specialized compensation forums.

The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees' fixed compensation vary according to the employees' seniority and their individual performance while carrying out duties.

Variable compensation, in turn, acknowledges the level of dedication, results achieved and the short-, medium- and long-term sustainability of these results.

Furthermore, employees are entitled to salary adjustments and profit sharing, in accordance with the collective bargaining agreements applicable to the respective jurisdictions.

b. Benefit policy

We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent the professional categories of our employees. The conditions for entitlement to these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.).

Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) health check-up; (v) parking. The grant of these benefits may vary in accordance with the employee's category, the market or regulatory considerations about jurisdictions applicable to a particular employee.

Additionally, the following benefits are offered to all employees:

• Special benefits in banking products and services;

• Itaú Unibanco Club;

• Gympass and Totalpass (nationwide chains of fitness centers);

• Discounts and facilities in payment in drugstores;

• Psychosocial services;

• Advantages through discounts in products and services for the Bank's employees.

c. Characteristics of the stock-based compensation plans to non-management employees, identifying:

i. groups of beneficiaries

ii. exercise conditions

iii. strike prices

iv. exercise terms

v. number of shares committed by the plan

We have a preferred stock-based profit-sharing program for a specific target audience aimed at recognizing those who are nominated through a joint discussion carried out at the Committees of the departments, based on meritocracy principles and intended to recognize professionals who create value to their area of activity.



Stock-based profit sharing
ITUB4
ITUB4
ITUB4
The program consists of granting preferred shares (ITUB4) or equivalent instruments
Subject to the limits established by the Compensation Committee
Eligible audience
managers

Additionally, for the purpose of retaining/shielding key professionals whose departure would have a major impact on the organization and/or significantly favor the competition, we have another preferred stock-based profit sharing for a specific target audience.



Stock-based profit sharing
ITUB4
ITUB4
ITUB4
The program consists of granting preferred shares (ITUB4) or equivalent instruments
Subject to the limits established by the Compensation Committee
Eligible audience
superintendents and managers

Delivery of preferred shares in the Managers and Key Professionals Program


ITUB4
The number of preference shares or share-based instruments granted is determined by the factors:
Financial financial of the company
Area results
Individual performance
The grant represents an additional percentage on the individual's Profit Sharing, with limits on the amounts pre-established by the program.
They are awarded in the year following the performance to which they refer
The shares will be delivered 100% in the third year
Performance year
Year of concession
Year 1
Year 2
Year 3
Delivery years
From the grant date to the vesting dates, an amount equivalent to the dividends and interest on own capital will be paid through the payroll of the shares delivered, on each vesting date, adjusted by the rate of return of the Interbank Deposit Certificate (CDI).
ITUB4
To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the event date, grant or delivery of shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected event date.

We also have an institutional program referred to as Partners Program, the details on which are included in item 8.4 a) (2) of this document.

d. ratio of (i) the highest individual compensation (taking into consideration the composition of the compensation with all items described in field 8.2.d) recognized in the issuer's profit in the past year, including the compensation of a statutory management member, if applicable; and (ii) the average individual compensation of the issuer's employees in Brazil, excluding the highest individual compensation, as recognized in its profit in the past year

As indicated in item 8.15.d), the highest individual compensation, recognized in the issuer's profit in the past year was R$67,705,000 and represents 271.16 times the average compensation of the issuer's employees in Brazil, excluding the highest individual compensation.

10.4 Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the past three years

We have a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (work-hour tracking) schemes, among others.

With respect to labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees' rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the Federal Constitution and Law No. 5,452, as amended the "CLT" and the collective agreements for each professional category to which we are a party. The company has 965 active employees with roles in the various board of directories of labor unions. As set forth in the collective labor agreement for bank employees, 469 individuals work full time for these union entities. In addition, we allow the unions to hold membership campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to promote negotiated solutions in a respectful manner and in line with ethical principles.

We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees.

At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that affect the routine of employees or modify their rights are widely disclosed by the company's various means of communication. Among such means are e-mail, videos, electronic media, advertising totems and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions.

In the last years, the banking sector has not faced strikes or significant interruptions in its operations.

10.5 Supply other information that the issuer may deem relevant

Information of item 10.1:

10.1. Describe the issuer's human resources, supplying the following information:

a. number of employees, total and by groups, based on the activity performed, the geographic location and diversity indicators, which, within each hierarchical level of the issuer, cover:

The information provided is based on the base date of December 31, 2023.

The "prefer not to answer" category includes employees who did not answer the self identification form and those who chose the "prefer not to answer" option.

The "abroad" category includes employees about whom no information on geographic region is provided.

The information provided does not include Itaú Unibanco Holding's officers and members of the Board of Directors and Supervisory Council.

v. other diversity indicators that the issuer deems relevant

To keep up with the advancements in this agenda, every year we conduct a survey on the perception of employees about the safe and respectful workplace, and on the perception about the advances in the diversity agenda in the organization. Employees who feel comfortable may complete the self-identification form before answering, respondents are not identified and data are handled with secrecy and confidentiality.

Based on the results of our 2023 survey, which was attended by approximately 26,000 employees, 13% of our employees self-identified as included in the LGBT+ community.

11. Transactions with Related Parties

11.1. Describe the Issuer's rules, policies and practices regarding transactions with related parties, as defined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the web the document can be found

Our policy on transactions with related parties (Transactions with Related Parties Policy) defines the concept of related party, according to accounting standards, and establishes rules and procedures for this type of transaction. This policy establishes that such transactions must be carried out in writing, under market conditions, in accordance with our internal policies (such as specific guidance in our Code of Ethics) and disclosed in our financial statements, according to the materiality criteria defined by the accounting standards.

Transactions or sets of transactions with related parties involving amounts higher than R$2 million in the period of twelve (12) consecutive months must be approved by our Related Parties Committee, composed entirely of independent Board members. Additionally, these transactions are reported to the Board of Directors on a quarterly basis.

To access our Transactions with Related Parties Policy, approved by the Board of Directors and last updated in 2022, please see:

www.itau.com.br/relacoes-com-investidores/en/> Itaú Unibanco >Corporate Governance> Policies >Policy on Transactions with Related Parties.

CMV Resolution No. 80/22 requires that transactions with related parties meeting the conditions set forth in Attachment F to this rule are to be disclosed in accordance with the terms defined in such rule.

The practices adopted by the Issuer comply with the Brazilian Corporate Governance Code's recommendations, thus ensuring that transactions with related parties are at all times carried out in the Company's best interest, with independence and transparency.

The main unconsolidated related parties are as follows:

• Parent companies: Itaú Unibanco Participações S.A., Companhia E. Johnston de Participações and Itaúsa S.A.

• Associates and jointly-controlled companies,notably: Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

• Other related parties:

• Itaúsa S.A.'s direct and indirect equity interest, notably: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

• Pension plans, notably: Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end private pension companies that manage supplementary retirement plans sponsored by Itaú Unibanco Holding S.A., set up exclusively for its employees.

• Associations, notably: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

• Foundations and Institutes, notably: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

11.2. Except of the transactions that fall under the assumptions of article 3, II, "a", "b" and "c" of Exhibit 30-XXXIII, inform, with respect to transactions with related parties that, according to accounting standards, must be disclosed in the issuer's individual or consolidated financial statements and that have been entered into in the last fiscal year or are in effect in the current year:

Name of related party	Relationship with issuer	Subject matter of agreement	Transaction date	Amount involved in transaction	Interest rate	Existing balance	Amount of the interest	Guarantees and insurance	Term	Conditions of termination/extinction	Other relevant information	Issuer contractual position
BSF Holding S.A.	Associate	Interbank investments	12/28/2023	320,679,834.00	CDI + 0.38% p.m./ 11.65% p.y.FIXED	320,773,285.00	0.00	No	01/02/2024 to 01/11/2024	Not applicable	Interbank investment	Creditor
CCR S.A.	Non-financial associate of Itaúsa S.A.	Loan operations	02/15/2019	19,886,371.00	0.91% p.m. to 4% p.m.	23,112,945.00	0.00	No	12/20/2023 to 07/03/2024	Not applicable	Granting of loans	Creditor
Alpargatas S.A.	Non-financial jointly-controlled company of Itaúsa S.A.	Loan operations	03/13/2013	84,196,650.00	0.89% p.m. to 1.38% p.m./ 3.5% p.m. to 6% p.m.	73,462,186.00	0.00	No	12/23/2029 to 08/15/2024	Not applicable	Granting of loans	Creditor
Dexco S.A.	Non-financial controlled company of Itaúsa S.A.	Loan operations	11/20/2013	424,957,122.00	CDI+1.45%p.m. /0.67% p.m.to 1.13% p.m. /16.89% p.y.	226,737,916.00	0.00	No	12/30/2023 to 10/21/2024	Not applicable	Granting of loans	Creditor
Porto Seguro Itaú Unibanco Participações S.A.	Associate	Loan operations	06/07/2021	291,207,743.00	1.05% p.m. to 2.05% p.m./ 14.99% p.y.	354,915,437.00	0.00	No	01/08/2024 to 01/28/2026	Not applicable	Granting of loans	Creditor
Other related parties	Associate, non-financial associate of Itaúsa S.A., non-financial jointly-controlled company of Itaúsa S.A, entity maintained by Itaú Unibanco Holding	Loan operations	11/03/2016	20,949,938.00	1.05% p.m. to 4% p.m./ 8.9% p.y. to 17% p.y.	956,871.00	0.00	No	12/31/2023 to 12/26/2024	Not applicable	Granting of loans	Creditor
Dexco S.A.	Non-financial controlled company of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability position)	03/31/2022	154,843,533.00	CDI + 1.71% p.m.	90,896,908.00	0.00	No	03/30/2028	Not applicable	Promissory notes, swap	Creditor

Crédito Universitário II FIDC (University Student Loans)	Investment funds	Securities and derivative financial instruments (asset and liability position)	12/30/2023	194,647,059.00	0%	194,647,059.00	0.00	No	03/29/2024 to 07/14/2029	Not applicable	Investment in investment funds.The holder of the credit receivables is the company Pravaler S.A., an investment manager focused on student loans, which has partnerships with over 200 universities and has been providing loans to university students for more than 15 years.	Creditor
Alpargatas S.A.	Non-financial jointly-controlled company of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability position)	12/13/2022	294,708,798.00	CDI + 1.35% p.m.	292,761,158.00	0.00	No	12/12/2027 to 12/13/2027	Not applicable	Debentures	Creditor
Copa Energia – Distribuidora de Gás S.A.	Non-financial associate of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability position)	12/10/2020	906,581,513.00	CDI + 1.7% p.m. to 2.95% p.m.	902,876,196.00	0.00	No	12/10/2030 to 12/20/2030	Not applicable	Debentures	Creditor
Itaúsa S.A.	Parent company	Securities and derivative financial instruments (asset and liability position)	12/22/2020	1,289,204,362.00	CDI + 1.37% p.m. to 2.4% p.m.	1,307,156,599.00	0.00	No	12/16/2030 to 06/15/2031	Not applicable	Debentures, shares of listed companies	Creditor
CCR S.A.	Non-financial associate of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability position)	12/17/2020	1,697,160,112.00	CDI + 1.3% to 2.2% p.m. / IPCA + 4.25% p.m. to 6.56% p.m. / 9.76% p.y.	1,716,471,573.00	0.00	No	04/26/2024 to 01/15/2036	Not applicable	Debentures, shares of listed companies	Creditor

Other related parties	Associate, non-financial associate of Itaúsa S.A., entity maintained by Itaú Unibanco Holding, investment funds	Securities and derivative financial instruments (asset and liability position)	08/08/2021	215,236,060.00	CDI + 2.2 a 3% p.m. / IPCA + 6.9 to 7.2% p.m. / 13.48 to 13.7% p.y.	215,236,060.00	0.00	No	06/09/2024 to 01/15/2042	Not applicable	Debentures, shares of listed companies, swap	Creditor
Associação Cubo Coworking Itaú	Partner entity of Itaú Unibanco Holding	Other assets	02/01/2018	79,212,927.00	0%	20,880,000.00	0.00	No	06/30/2023 to 01/31/2026	Not applicable	Sponsorships	Creditor
Tbnet Comércio, Locação e Administração Ltda.	Controlled company of Tecnologia Bancária S.A.	Other assets	06/01/2022	268,579,852.00	0%	268,579,852.00	0.00	No	06/01/2037	Not applicable	Rental agreement operations with Tbnet Comércio, Locação e Administração Ltda., a company that is a telecom operator of Tecnologia Bancária S.A., for RATM´s (Cash Recycling ATMs) and extra cassettes (place where cash is stored in ATMs)	Creditor
Tecnologia Bancária S.A.	Associate	Other assets	06/01/2022	88,096,619.00	0%	88,096,619.00	0.00	No	06/01/2037	Not applicable	Operation related to rental agreement with Tbnet Comércio, Locação e Administração Ltda. for RATM´s (Cash Recycling ATMs) and extra cassettes (place where cash is stored in ATMs)	Creditor

Other related parties	Parent company, non-financial associate of Itaúsa S.A., entity maintained by Itaú Unibanco Holding	Other assets	12/11/2016	18,446,591.00	0%	19,446,591.00	0.00	No	12/31/2023	Not applicable	Investment, portfolio and social security fund management	Creditor
Fundação Itaú Unibanco - Previdência Complementar	Entity maintained by Itaú Unibanco Holding	Other liabilities	01/02/2023	92,077,948.00	0%	92,077,948.00	0.00	No	12/31/2023	Not applicable	Onerous contracts associated with the retirement plans sponsored by the Itaú Unibanco conglomerate to be resolved	Debtor
FUNBEP - Fundo de Pensão Multipatrocinado	Entity maintained by Itaú Unibanco Holding	Other liabilities	01/02/2023	978,649,191.00	0%	978,649,191.00	0.00	No	12/31/2023	Not applicable	Onerous contracts associated with the retirement plans sponsored by the Itaú Unibanco conglomerate to be resolved	Debtor
Other related parties	Parent company, associate, entity maintained by Itaú Unibanco Holding	Other liabilities	12/11/2016	25,323,290.00	0%	18,371,391.00	0.00	No	12/31/2023	Not applicable	Investment and portfolio management	Debtor
Copa Energia – Distribuidora de Gás S.A.	Non-financial associate of Itaúsa S.A.	Funds from acceptance and issuance of securities	06/27/2023	82,255,713.00	103% of the CDI	82,255,713.00	0.00	No	04/15/2024	Not applicable	Funding	Debtor
Avenue Securities Distribuidora de Títulos e Valores Mobiliários Ltda.	Jointly-controlled company	Deposits received under securities repurchase agreements	12/29/2023	119,449,227.00	11.55% p.y.FIXED	119,475,227.00	0.00	No	01/02/2024	Not applicable	Funding	Debtor
Aegea Saneamento e Participações S.A.	Non-financial associate of Itaúsa S.A.	Deposits received under securities repurchase agreements	12/28/2023	69,879,969.00	85% of the CDI	69,918,943.00	0.00	No	01/26/2024	Not applicable	Funding	Debtor

Other related parties	Non-financial controlled company of Itaúsa S.A., Non-financial associate of Itaúsa S.A.	Deposits received under securities repurchase agreements	12/08/2023	4,648,759.00	100% of the CDI	4,665,036.00	0.00	No	01/05/2024 to 01/26/2024	Not applicable	Funding	Debtor
Águas do Rio 4 SPE S.A.	Non-financial associate of Itaúsa S.A.	Deposits	08/11/2023	684,813,266.00	100% of the CDI	684,813,266.00	0.00	No	11/13/2023	Not applicable	Funding	Debtor
Águas do Rio 1 SPE S.A.	Non-financial associate of Itaúsa S.A.	Deposits	08/11/2023	273,858,394.00	100% of the CDI	273,858,394.00	0.00	No	11/13/2023	Not applicable	Funding	Debtor
CCR S.A.	Non-financial associate of Itaúsa S.A.	Deposits	10/03/2022	240,592,169.00	100% of the CDI	240,592,169.00	0.00	No	01/08/2024 to 03/31/2025	Not applicable	Funding	Debtor
Aegea Saneamento e Participações S.A.	Non-financial associate of Itaúsa S.A.	Deposits	12/24/2020	78,270,204.00	100% of the CDI	78,270,204.00	0.00	No	07/17/2023 to 12/23/2024	Not applicable	Funding	Debtor
Other related parties	Associate, non-financial controlled company of Itaúsa S.A, non-financial associate of Itaúsa S.A., entity maintained by Itaú Unibanco Holding	Deposits	05/13/2021	120,243,368.00	75% to100% of the CDI	120,243,368.00	0.00	No	01/12/2024 to 12/26/2028	Not applicable	Funding	Debtor

n. measures taken to address conflicts of interest

The transactions between Itaú Unibanco Holding S.A. and its related parties were carried out in compliance with our Policy on Transactions with Related Partie, which establishes governance with our measures to address potential conflicts of interest for this type of transaction.

The governance for approval of transactions with related parties provides for the need for transactions to comply with the principles of equality and transparency for stockholders and investors, to be carried out under market conditions, entered into in writing and, when necessary, reported to the market.

Additionally, the transactions that involve an amount higher than R$2 million are submitted to the Related Parties Committee (composed of three independent members of the Board of Directors), which may be contrary to the transaction in the event a conflict of interest with the Itaú Unibanco Conglomerate or its stockholders is identified.

o. statement of the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

The measures adopted to ensure that transactions are carried out on an arm's length basis and do not give rise to any benefit or loss to the parties are outlined below. Highlights are:

• Loan operations, securities and derivative financial instruments, interbank investments, deposits received under securities repurchase agreements, deposits and funds from acceptances and issuance of securities were agreed upon at amounts, rates and terms that are usual in the market.

• Operations related to rental of equipment agreements were carried out on an arm's length basis, via a bidding process, in accordance with the procedures set by the procurement department, which followed the rules provided for in the Company's Policy on Transactions with Related Parties, including approval by the Related Parties Committee, which is entirely composed of independent members of the Company's Board.

• The selection process for the projects that we support through sponsorships and/or donations involved the evaluation by dedicated governance with criteria set forth in our corporate Sponsorship and Donation policies and applicable legislation. Therefore, all projects were compatible with our strategy, purpose and pillars.

• Investment, portfolio and pension plan management services provided comply with the Company's contractual terms and responsibilities, as well as with appropriate information security controls.

11.3. Supply other information that the issuer may deem relevant

None.

12. Capital Stock and Securities

12.1 Elaborate a table containing the following information about capital stock:

Type of capital	Date of authorization or approval	Capital Value R$	Term for Payment	Number of common shares	Number of preferred shares	Total number of shares
a) capital issued, specifying class and type	01/31/2021	90,729,000,000.00	n/a	4,958,290,359	4,845,844,989	9,804,135,348
b) subscribed capital, specifying class and type	01/31/2021	90,729,000,000.00	n/a	4,958,290,359	4,845,844,989	9,804,135,348
c) paid up capital, specifying class and type	01/31/2021	90,729,000,000.00	na	4,958,290,359	4,845,844,989	9,804,135,348
d) term for the payment of capital that has not yet been paid up, specifying class and type	n/a	n/a	n/a	n/a	n/a	n/a
e) authorized capital, informing the remaining limit for new issues, in number of shares or capital value	07/27/2018	0,00	n/a	1,630,159,641	1,742,605,011	3,372,764,652
f) securities convertible into shares and conditions for conversion	n/a	n/a	n/a	n/a	n/a	n/a

12.2 Foreign issuers must describe the rights of each class and type of share issued and the rules of their home country and the country in which the shares are held in custody with respect to:

a. right to dividends

b. voting rights

c. convertibility into another class or type of share, indicating

i. conditions

ii. effects on the capital stock

d. capital reimbursement rights

e. the right to participate in a public offering for the sale of control

f. restrictions to circulation

g. conditions for alteration of the rights assured by such securities

h. possibility of share redemption, indicating

i. hypotheses for redemption

ii. redemption value calculation formula

i. cases of cancellation of registration, as well as the rights of the holders of securities in this situation

j. cases in which security holders will have preemptive rights for the subscription of shares, securities backed by shares or securities convertible into shares, as well as the respective conditions for exercising this right, or cases in which this right is not guaranteed, if applicable

k. other relevant characteristics

Not applicable, since we are not foreign issuers.

12.3 Describe other securities issued in Brazil that are not shares and have not matured or been redeemed, indicating:

a. identification of the security

b. quantity

c. global nominal value

d. issue date

e. outstanding debit balance on the closing date of the last fiscal year

f. restrictions on circulation

g. convertibility into shares or conferral of the right to subscribe to or purchase shares of the issuer, informing

i. conditions

ii. effects on the capital stock

h. possibility of redemption, informing

i. hypotheses for redemption

ii. formula for calculating the redemption value

i. when the securities are debt securities, indicate, when applicable

i. maturity, including the conditions for early maturity

ii. interest

iii. guarantee and, if real, description of the object

iv. in the absence of guarantee, whether the credit is unsecured or subordinated

v. any restrictions imposed on the issuer regarding

- the distribution of dividends

- Disposal of certain assets

- Contracting new debts

- issuing new securities

- corporate transactions involving the issuer, its controlling shareholders or subsidiaries

vi. the fidentiaries, indicating the main terms of the contract

j. conditions for altering the rights assured by such securities

k. other relevant characteristics

Not applicable. For the securities issued abroad by Itaú Unibanco Holding S.A., see item 12.7.

12.4 Number of holders of each type of security described in item 12.3, ascertained at the end of the previous year

i. individuals

ii. legal entities

iii. institutional investors

None.

12.5. Indicate the Brazilian markets in which the issuer's marketable securities are admitted for trading

The shares of Itaú Unibanco were listed for trading on B3 S.A. - BRASIL, BOLSA, BALCÃO on March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944.

In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that voluntarily signed up to the

Differentiated Corporate Governance Index of B3 S.A. - BRASIL, BOLSA, BALCÃO – Level I on June 22, 2001.

12.6 Trading in foreign markets

Justification for not completing the table:

Due to the structure of the table in the system, we present the information of this item in item 12.9.

12.7 Securities issued abroad

Justification for not completing the table:

Securities issued abroad by Itaú Unibanco Holding S.A. are described in item 12.9 of this Form.

12.8 In case the Issuer has publicly offered securities in the past three fiscal years, please indicate:

a. how the funds arising from the offering were used

Not applicable. There was no public offering of securities.

b. if there were any material differences between the effective use of funds and the proposed use indicated in the prospectuses of the respective distribution

Not applicable. There was no public offering of securities.

c. if there was any deviation, the reasons for such deviation

Not applicable. There was no public offering of securities.

12.9. Supply other information that the issuer may deem relevant

Information from item 12.6

12.6. With respect to each type and class of security admitted for trading in foreign markets, please indicate:

	ITUB *(ADS - American Depositary Share)*	*Medium-Term Note Programme*
a. country	United States of America	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Luxembourg Stock Exchange
c. administrative entity of the market in which the securities are admitted for trading	*U.S. Securities and Exchange Commission*	*Commission de Surveillance du Secteur Financier*
d. date of admission for trading	May 31, 2001	Depending on the issue
e. if applicable, please indicate the trading segment	Level II	Euro MTF
f. date on which the securities were first listed in the trading segment	February 21, 2002	Depending on the issue
g. percentage of trading volume abroad in relation to the total trading volume of each class and type in the previous year (1)	41.7%	N/A
h. if applicable, the proportion of deposit certificates abroad in relation to each class and type of shares (2)	18.3%	N/A
i. if applicable, depository bank (3)	*The Bank of New York Mellon*	*The Bank of New York Mellon*
j. if applicable, custodian institution (3)	Itaú Unibanco Holding S.A.	*The Bank of New York Mellon*

(1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2023. Source: Economática.

(2) Balance of outstanding ADSs in relation to the preferred shares of the capital stock outstanding on December 31, 2023.

(3) On January 29, 2024, our Agreement with the depositary Bank was amended and our ADRs are now issued by the JPMORGAN CHASE BANK, with principal executive office located at 383 Madison Avenue, 11thFloor, New York, New York 10179.

In the United States

Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as a depositary, under the terms of the deposit agreement dated May 31, 2001, as amended on February 20, 2002, on April 3, 2009, and on August 17, 2018, in force as of August 27, 2018 and January 13, 2020, between us, the depositary and the holders and beneficial owners of the ADSs from time to time. The depositary's principal executive office is located at 240 Greenwich Street, New York, New York 10286.

On January 29, 2024, our Agreement with the depositary Bank was amended and our ADRs are now issued by the JPMORGAN CHASE BANK, with principal executive office located at 383 Madison Avenue, 11thFloor, New York, New York 10179.

ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights.

Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation.

In the event of a capital increase that maintains or increases the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilution of their interests.

<u>Information from item 12.7</u>

12.7. Describe securities issued abroad, when relevant, indicating, if applicable:

a) identification of the security, indicating the jurisdiction;

b) number;

c) total face value;

d) issue date;

f) restrictions on trading;

g) convertibility into shares or concession of right to subscribe or purchase the issuer's shares, indicating:

i. conditions;

ii. effects on capital;

h) possibility of redemption, indicating:

i. cases for redemption;

ii. formula for calculating the redemption amount;

i) when the securities are debt-related, please indicate:

i. maturity, including early maturity conditions;

ii. interest;

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated

v. any restrictions imposed on the issuer with respect to:

- **the distribution of dividends;**
- **the disposal of certain assets;**
- **the contracting of new debts;**
- **the issue of new securities;**
- **corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries.**

j) any conditions for changing the rights assured by such securities;

k) other relevant characteristics.

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Program)

On March 29, 2010, the Medium-Term Note Program ("Program") of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands ("Issuer"), was launched.

A list of the issues already settled is presented below:

Emissão	Date	
	Issue	Liquidation
First issue	04.15.2010	04.15.2020
Second Issue	09.23.2010	01.22.2021
Third Issue	09.23.2010	11.23.2015
Reopening of the Second Issue	01.31.2011	01.22.2021
Fourth Issue	06.21.2011	12.21.2021
Reopening of the Fourth Issue	01.24.2012	12.21.2021
Fifth Issue	03.19.2012	03.19.2022
Sixth Issue	08.06.2012	08.06.2022
Seventh Issue	11.13.2012	05.13.2023
Eighth Issue	05.26.2015	05.26.2018
Twelfth Issue	01.24.2020	01.24.2023

Below is a description of the issues with balance on December 31, 2023:

Ninth Issue

a. Identification of the security, indicating the jurisdiction; Tier 1 Subordinated Notes ("Notes")

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into

minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$1,250,000,000.00

d. Issue date: December 12, 2017

e. Debt balance on December 31, 2023: R$6,041,693,750

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Notes, should there be a regulatory event.

Early redemption of Notes at the issuer's discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

i. Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item "vii – Other relevant characteristics"), or should the Issuer

fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination.The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

Interest:

The Notes were issued at an initial fixed interest rate of 6.125% per year, which is effective until the fifth anniversary of their issue. Every five years as from this date, the interest rate applicable to the Notes will be recalculated based on the interest rate of U.S. Treasury Bonds for the same period. As from December 12, 2022, the interest rate was recalculated to 7.721% per year, which is effective for five years.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on June 12 and December 12, beginning June 12, 2018.

Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated.Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item "vii – Other relevant characteristics").

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to time.The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither

entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer's shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer's operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council.The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Tenth Issue

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a. Identification of the security, indicating the jurisdiction;Tier 1 Subordinated Notes ("Notes")

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

---

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

---

c. Total face value: US$750,000,000.00

---

d. Issue date: March 19, 2018

---

e. Debt balance on December 31, 2023: R$3,709,362,306

---

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

---

g. Convertibility into shares: Not applicable.

---

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Notes, should there be a regulatory event.

Early redemption of Notes at the issuer's discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

i. Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item "vii – Other relevant characteristics"), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination.The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

Interest:

The Notes were issued at an initial fixed interest rate of 6.50% per year, which is effective until the fifth anniversary of their issue. Every five years as from this date, the interest rate applicable to the Notes will be recalculated based on the interest rate of U.S. Treasury Bonds for the same period. As from March 19, 2023, the interest rate was recalculated to 7.859% per year, which is

effective for five years.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on March 19 and September 19, beginning September 19, 2018.

Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated.Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item "vii – Other relevant characteristics").

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4.955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to time.The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference,

and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer's shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer's operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council.The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer

takes part.

Eleventh Issue

a. Identification of the security, indicating the jurisdiction;Tier II Subordinated Notes ("Notes").

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$750,000,000.00.

d. Issue date: November 21, 2019.

e. Debt balance on December 31, 2023: R$3,639,681,526

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes at the issuer's discretion: On the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality.

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes do not fall into Tier II of the Referential Equityany longer or they fall into it but in lower proportion than that provided for in the regulation in effect on the issue date.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is November 21, 2029.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 4.5% per year until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 2.822%).

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 21 and November 21, beginning May 21, 2020.

Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated.Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are Itau BBA USA Securities, Inc, BB Securities Limited, J.P. Morgan Securities LLC Goldman Sachs & Co.LLC and HSBC Securities (USA) Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 21, 2019.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S

of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Thirteenth Issue

a. Identification of the security, indicating the jurisdiction;Senior Notes ("Notes").

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$500,000,000.00.

d. Issue date: January 24, 2020.

e. Debt balance on December 31, 2023: R$2,454,959,351

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer's discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned case.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is January 24, 2025.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission.

In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer's reference equity for the most recent fiscal quarter.

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

Interest:

These are fixed-rate Notes and the interest rate of which is 3,250% per year.

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020.

Guarantees: Not applicable.

Type: Unsecured.

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with a permitted corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Other relevant characteristics:

The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer's current and future unsecured obligations.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc. and J.P. Morgan Securities LLC.

An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the thirteenth series was January 24, 2020.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Fourteenth Issue

a. Identification of the security, indicating the jurisdiction; Tier 1 Subordinated Notes ("Notes")

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$700,000,000.00.

d. Issue date: February 27, 2020.

e. Debt balance on December 31, 2023: R$3,441,393,829

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes at the issuer's discretion: On the fifth anniversary of the issue date or on any payment date of interest, as from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, always in their totality, should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier I of the Referential Equity or they fall into it in lower proportion than that provided for in the regulation in effect on the issue date.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item "vii – Other relevant characteristics"), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination.The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 4.625% per year until the 5thanniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 3.222%).

The payments of principal and interest will be made by The Bank of New York Mellon, New York branch.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 27 and August 27, beginning August 27, 2020.

Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated.Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item "vii - Other relevant characteristics").

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4.955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are Itau BBA USA Securities, Inc, J.P.Morgan Securities LLC, Goldman Sachs & Co.LLC, BofA Securities, Inc and Banco BTG Pactual S.A.– Cayman Branch.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was February 27, 2020.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and

(ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, as from the fifth anniversary of the Issue date, including on the fifth anniversary date and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer's shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer's operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council.The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Fifteenth Issue

a. Identification of the security, indicating the jurisdiction;Tier II Subordinated Notes ("Notes").

The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$500,000,000.00.

d. Issue date: January 15, 2021.

e. Debt balance on December 31, 2023: R$2,429,536,829

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act

("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes at the issuer's discretion: As from the fifth anniversary of the issue date (inclusive) until April 15, 2026, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality.

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier II of the Referential Equity or they fall into it in lower proportion than that provided for in the regulation in effect on the issue date.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

i. Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2031.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment

of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination.

ii.Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 3.875% per year by April 15, 2026. The offer price of the Notes was 99.671%, resulting in a yield to investors of 3.95%.

After April 15, 2026, interest rate will be recalculated based on the interest rate in force for 5-year U.S. Treasury Bonds plus Credit Spread (equal to 3.446%). Credit Spread (3.446% per year) is defined as the difference in yield between the rate for the issue of the Notes (3.95% per year) and the interest rate in force for the 5-year U.S. Treasury Bonds upon issue (0.504% per year).

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on April 15 and October 15, beginning April 15, 2021. The first interest period will be shorter, corresponding to the period from January 15, 2021 (inclusive) to April 15, 2021.

iii.Guarantees:

Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

iv.Type:

Subordinated.Please see item “vii – Other relevant characteristics”.

v.Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

vi.Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially

affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,955, of October 21, 2021 ("Resolution No. 4,955"), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes.

vii.Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,955.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time.Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are Itau BBA USA Securities, Inc; Banco BTG Pactual S.A., Cayman Branch; J.P. Morgan Securities LLC; Goldman Sachs & Co. LLC; Credit Agricole Securities (USA) Inc. and Citigroup Global Markets Inc.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was January 15, 2021.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f – Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings.

The Issuer intends to use the net amount arising from the issue of Subordinated Notes to partially or fully finance and/or refinance existing or future social and/or green projects, as

described in the Final Terms of this issue.

13. Identification of the persons responsible for the content of the form

13.1 Individual declarations of the President and the Investor Relations Director duly signed, attesting that

a. they have reviewed the reference form

b. all information contained in the form complies with the provisions of CVM Resolution n. 80, especially articles 15 to 20

c. the information contained therein truly, precisely and completely portrays the issuer's activities and the risks inherent to its activities

Name of the person responsible for the content of the form	**Position of the person responsible**
Miton Maluhy Filho	Chief Executive Officer
a. he has revised the reference form **b.** all information contained in the form is in compliance with the provisions of CVM Instruction No. 80, particularly articles 15 to 20 **c.** the information contained therein truly, accurately and completely portrays the issuer's activities and the risks inherent to its activities	
Signature:	

Name of the person responsible for the content of the form	**Position of the person responsible**
Renato Lulia Jacob	Head of Investor Relations
a. he has revised the reference form **b.** all information contained in the form is in compliance with the provisions of CVM Instruction No. 80, particularly articles 15 to 20 **c.** the information contained therein truly, accurately and completely portrays the issuer's activities and the risks inherent to its activities	
Signature:	

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A. and its subsidiaries

Reference Form
(Resolution CVM 80/22 and amendments) at December 31, 2023
and review report of independent auditors

(A free translation of the original in Portuguese)

Review report of independent auditors on Reference Form (CVM Resolution 80/22 and amendments)

To Management
Itaú Unibanco Holding S.A.

Introduction

In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2023, 2022 and 2021, on which we issued unqualified audit reports dated February 5, 2024, February 7, 2023 and February 10, 2022, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

Scope of the review

We conducted our review in accordance with NBC TA 720 - "The auditor's responsibility relating to other information in documents containing audited financial statements" which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form; and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by Management for the purpose of complying with Brazilian Securities Commission (CVM) Resolution 80 and amendments; however, it should not be considered part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2023, 2022 and 2021, taken as a whole, prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

São Paulo, May 24, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br